As filed with the Securities and Exchange Commission on

October 28, 2021.

Registration No. 333-260204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE REAL GOOD FOOD COMPANY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2000	87-1280343

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Executive Campus, Suite 155

Cherry Hill, NJ 08002

(856) 644-5624

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bryan Freeman

Gerard G. Law

The Real Good Food Company, Inc.

3 Executive Campus, Suite 155

Cherry Hill, NJ 08002

(856) 644-5624

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan C. Wilkins Kyle R. Leingang V. Paige Smith Stradling Yocca Carlson & Rauth P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000	Bradley C. Weber Erica D. Kassman Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(3)	Amount of Registration Fee(3)
Class A common stock, $0.0001 par value per share	6,133,333	$16	$98,133,328.00	$9,097

(1)	Includes 800,000 additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	The Registrant previously paid a registration fee of $7,996 in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2021

PRELIMINARY PROSPECTUS

5,333,333 Shares

The Real Good Food Company, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of The Real Good Food Company, Inc. We are offering shares of our Class A common stock, and the selling stockholder identified in this prospectus, who is an affiliate, is offering shares of our Class A common stock pursuant to the underwriters’ option to purchase additional shares. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder. Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is expected to be between $14.00 and $16.00 per share.

We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol “RGF.”

Following the consummation of this offering, we will have two classes of authorized common stock. The Class A common stock and the Class B common stock will have one vote per share. The Class A common stock will represent 100% of the economic interest in The Real Good Food Company, Inc. and the Class B common stock will represent no economic interest in The Real Good Food Company, Inc.

Upon the consummation of this offering, we intend to use the net proceeds to purchase newly issued Class A units of Real Good Foods, LLC (the “Class A Units”). We will also become the sole managing member of Real Good Foods, LLC and, although we will have a minority economic interest in Real Good Foods, LLC, we will operate and control all of its business and affairs and will have sole voting interest in, and control the management of, Real Good Foods, LLC. The members of Real Good Foods, LLC will hold 19,015,824 Class B Units of Real Good Foods, LLC (the “Class B Units”), representing 76% economic interest in Real Good Foods, LLC and no voting interest, along with an equivalent number of shares of Class B common stock of The Real Good Food Company, Inc. Immediately following the completion of this offering, the members of Real Good Foods, LLC holding Class B common stock may exchange their Class B Units and cancel an equivalent amount of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash. Following the completion of this offering, holders of our Class A common stock will hold approximately 24% of our voting interest, and holders of our Class B common stock will hold approximately 76% of our voting interest.

We are an “emerging growth company,” and a “smaller reporting company,” as defined under U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class  A common stock involves a high degree of risk. Please read the section entitled “Risk Factors” beginning on page 23 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to The Real Good Food Company, Inc., before expenses	$	$
Proceeds to the selling stockholder, before expenses	$	$

(1)	For additional information regarding underwriting discounts and commissions and estimated offering expenses, refer to the section entitled “Underwriting.”

Delivery of the shares of Class A common stock is expected to be made on or about                , 2021. We and the selling stockholder have granted the underwriters an option for a period of 30 days to purchase an additional 800,000 shares of our Class A common stock, of which 333,333 shares would first be sold by the selling stockholder and then 466,667 shares would be issued and sold by us. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , the total proceeds to us, before expenses, will be $                , the total underwriting discounts and commissions payable by the selling stockholder will be $                , and the total proceeds to the selling stockholder, before expenses, will be $                .

Joint Book-Running Managers

Jefferies	William Blair

Truist Securities	Nomura

Prospectus dated             , 2021

Realgood Foods Co.®

Real Food You Feel Good About Eating™

Realgood FOODS CO.®
1g carbs
32g protein
Realgood STUFFED CHICKEN™
NO Antibiotics EVER
MOZZARELLA, PARMESAN & FONTINA CHEESE
BACON WRAPPED STUFFED CHICKEN

Realgood
FOODS CO.®
4g
net carbs
22g
protein
Realgood
BREAKFAST SANDWICHES™
4g
Net
CARBS*
Per Sandwich
22g
PROTEIN
Per Sandwich
4
Sausage, Egg &
Cheddar Cheese
BREAKFAST SANDWICHES
Cook & Serve. Keep frozen my friends.
NET WT. 20 oz (567g)
Grain Free
Cheesy Bread
Gluten
Free

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, the selling stockholder, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholder, nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock. Our business, operating results, financial condition, and prospects may have changes since such dates.

For investors outside of the United States: Neither we, the selling stockholder, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

BASIS OF PRESENTATION

Unless the context otherwise requires, we use the terms “Real Good Foods,” “the Company,” “we,” “us,” and “our” in this prospectus to refer to Real Good Foods, LLC and The Real Good Food Company, Inc. on a consolidated basis, “RGF, Inc.” to refer to The Real Good Food Company, Inc., “RGF, LLC” to refer to Real Good Foods, LLC, “selling stockholder” refers to the selling stockholder named in this prospectus, and the term “our Class A common stock” to refer to RGF, Inc.’s Class A common stock offered in this prospectus.

RGF, Inc. was incorporated as a Delaware corporation on June 2, 2021, under the name Project Clean, Inc., to serve as the issuer of our Class A common stock offered in this offering. Project Clean, Inc. changed its name to The Real Good Food Company, Inc. on October 7, 2021. The Real Good Food Company LLC was formed in the State of California on February 3, 2016. The Real Good Food Company LLC will convert from a California limited liability company to a Delaware limited liability company, and change its name to Real Good Foods, LLC, immediately prior to the reorganization transactions. Prior to the consummation of this offering and the reorganization transactions described in the section entitled “The Reorganization” (the “Reorganization”), RGF, LLC was owned entirely by its members (the “Members”) and operated its business through itself and no other entities. For a discussion regarding the impact of the Reorganization on our liquidity, please refer to the section entitled “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources.”

Following the Reorganization, RGF, Inc. will be a holding company and the sole managing member of RGF, LLC, which will continue to operate the Company’s business. Upon the consummation of this offering and the application of the net proceeds therefrom, RGF, Inc.’s principal asset will be Class A Units of RGF, LLC. For financial reporting purposes, RGF, LLC is the predecessor of RGF, Inc. RGF, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical audited financial statements:

∎

RGF, Inc. Other than the inception balance sheet, dated as of June 2, 2021 and June 30, 2021, historical financial information of RGF, Inc. has not been included in this prospectus since it is a newly incorporated entity, has no business transactions or activities to date, and was not in existence as of December 31, 2020, and thus had no assets or liabilities during the periods presented in this prospectus.

∎

RGF, LLC. Because RGF, Inc. will have no other interests, assets, or operations other than indirectly as a result of its control of RGF, LLC and ownership of Class A Units thereof, the historical audited financial information included in this prospectus is that of RGF, LLC.

Pursuant to the Reorganization, RGF, Inc. will enter into (i) a tax receivable agreement (the “Tax Receivable Agreement”) with RGF, LLC and the Members, other than certain Fidelity investment funds receiving Class B Units pursuant to the conversion of convertible notes of RGF, LLC (all Fidelity investment funds holding convertible notes of RGF, LLC, collectively, the “Fidelity Investors”), and (ii) a registration rights agreement with the Members other than the Fidelity Investors regarding the terms and conditions upon which shares of Class A common stock issued to such Members upon the exchange of their Class B Units would be registered for future sale. Although the actual timing and amount of any payments that we make to the Members under the tax receivable agreement will vary, we expect those payments will be substantial. These payments confer significant benefits to the Members and will reduce cash provided by tax savings that would otherwise have been available to us to fund our operations and service our debt obligations. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity—Tax Receivable Agreement.”

The unaudited pro forma financial information of the Company presented in this prospectus has been derived from the application of pro forma adjustments to our historical audited financial statements included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization. Where applicable, certain other information within this prospectus, including the information within the section entitled “Dilution,” presents financial and capitalization information after giving effect to the issuance of our Class A common stock issuable upon the exchange of Class B Units held by the Members, including the Fidelity Investors. The pro forma financial information is also based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, as if all such transactions had occurred on January 1, 2020 in the case of the unaudited pro forma combined statement of income, and as of June 30, 2021, in the case of the unaudited pro forma combined balance sheet.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates, and forecasts that are based on various sources, including independent industry publications and other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these data, estimates, and forecasts. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Our industry and market data are subject to a variety of risks and uncertainties, including those described in the section entitled “Risk Factors,” which could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is from industry data sources and publicly available data and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. The sources are provided below:

∎

SPINS, LLC, an independent industry and research organization (“SPINS”) for the retail industry, historical and current market and sales data for the periods January 1, 2018 – December 30, 2018; December 31, 2018 – December 29, 2019; December 30, 2019 – December 27, 2020; and December 28, 2020 – June 13, 2021;

∎	SPINS, 2021 Brand Switching Analysis, dated February 7, 2021 (the “2021 Brand Switching Analysis”);

∎	U.S. Department of Health and Human Services Centers for Disease Control and Prevention (the “CDC”), National Diabetes Statistics Report 2020, last reviewed February 11, 2020; and

∎	The CDC, National Center for Health Statistics, NCHS Data Brief No. 360, February 2020.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our audited financial statements and related notes and the information set forth under the sections entitled “Risk Factors,” “Unaudited Pro Forma Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. For additional information, refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Real Food You Feel Good About Eating

Real Good Foods is an innovative, high-growth, branded, health- and wellness-focused frozen food company. We develop, market, and manufacture delicious and convenient comfort foods designed to be high in protein, low in sugar, and made from gluten- and grain-free ingredients that are intended to be sold in the health and wellness (“H&W”) segment of the frozen food category. Our brand commitment, “Real Food You Feel Good About Eating,” represents our strong belief that, by eating our food, consumers can enjoy more of their favorite foods and, by doing so, live better lives as part of a healthier lifestyle.

We are a mission-focused company. Our mission is to make our craveable, nutritious comfort foods accessible to everyone across the United States and, eventually, throughout the world. Our mission is important to us because we believe an increasing number of consumers are seeking to make healthier food choices, yet face limited options when it comes to the convenience of products found in the frozen food aisle. These consumers include the U.S. population seeking to reduce sugar in their diets, the U.S. population seeking to reduce their carbohydrate intake, the 13% of the U.S. adult population suffering from the health effects of diabetes, the 34.5% of the U.S. adult population with prediabetes, and the 42% of the adult U.S. population suffering from obesity. We believe our products provide alternatives for these consumers, and also have broad appeal due to our uncompromising approach to developing products suited to a wide range of consumer tastes and diet preferences.

We believe the nutritional content and quality of our products position us to compete directly within the $170 billion U.S. H&W industry, which includes natural, specialty, and wellness food products. Since our inception, we have focused on creating H&W products for the frozen food aisle, where we believe H&W brands are underrepresented compared to other categories. We also believe H&W branded products with our macronutrient composition are similarly underrepresented within the frozen food category. We compete in multiple large subcategories within the U.S. frozen food category, including frozen entrée and breakfast, which we consider our two core, strategic growth subcategories. According to SPINS information, during the year ended December 27, 2020, the two core subcategories in which we operate comprised 48% of the approximately $58 billion U.S. frozen food category excluding frozen and refrigerated meat. Currently, we sell comfort foods such as our bacon wrapped stuffed chicken, chicken enchiladas, grain-free cheesy bread breakfast sandwiches, and various entrée bowls. Based on consumer feedback, we also believe our brand has permission to extend into multiple adjacent food categories within and outside of frozen.

All of our products are prepared with proprietary ingredient systems that allow us to provide consumers with delicious meals that are designed to be high in protein, low in sugar, and made with gluten- and grain-free ingredients. Our base ingredient systems, which include (i) chicken and parmesan cheese, and (ii) plant-based proteins and fibers, are composed of simple ingredients to which our consumers are accustomed. We believe these ingredient systems are critical to our success because they are a large part of what makes our products craveable while allowing us to capture the macronutrient ratios favored by H&W consumers. To support these ingredient systems, we source widely available, nutritious ingredients from a network of suppliers with whom we have strong relationships.

Historically, we have sold substantially all of our products under our “Realgood Foods Co.” brand. We also sell a limited number of private label products to select retail customers. Our branded products are sold to consumers through an increasing number of locations within retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores, including Walmart, Kroger, and Costco. During the 12 weeks ended June 13, 2021, our branded products had an average of approximately 170 thousand “total distribution points” across the United States, including Washington, DC and the Commonwealth of Puerto Rico. The term “total distribution points” is calculated as the sum of the number of stores selling each branded stock keeping unit (“SKU”). For perspective, leading H&W brands within the frozen food category achieved total distribution points in excess of 930 thousand during the same period. We expect to increase our retail distribution footprint by establishing new customer relationships, increasing sales of our products to our existing customers by driving incremental frozen food aisle sales, and continuing to grow awareness and demand for our brand and product offerings. We also believe there is an opportunity to leverage our engaged online consumer base to grow our e-commerce sales, which includes “click-and-collect” purchases by our consumers through our retail customers and, to a limited extent, direct-to-consumer sales through our website and third-party websites.

Our Strategic Advantages

We believe we are positioned to become a leading H&W brand within the frozen food category. Our strategic advantages are rooted in our mission-focused approach, craveable products, large and engaged consumer community, innovative product development process, self-manufacturing capabilities, product positioning within our category, and management expertise.

We are a Mission-Focused Company

The purpose of our company is to fulfill our mission of making craveable, nutritious H&W foods accessible to consumers while taking an uncompromising approach to the creation of products that are delicious, convenient, and have broad appeal. We hope to create products that allow consumers to enjoy more of their favorite foods and, by doing so, Iive better lives as part of a healthier lifestyle. Significant portions of the U.S. population are seeking to make healthier lifestyle choices, which often starts with making better food choices. Our H&W-focused products are designed to address the needs of this large and growing population, while providing the convenience associated with frozen food products. Our mission drives our management team and employees every day and is foundational to our business. We believe we are well-positioned to accomplish our mission due to the taste and macronutrient ratios associated with our products, our innovative approach to product development, and our highly engaged consumer community.

Our Craveable Products Have Broad Appeal

We are uncompromising on taste in our approach to product development, which we believe helps consumers meet their preferences for increasing protein intake while reducing their intake of carbohydrates, sugar, grain, and gluten. Our entrées, bowls, breakfast sandwiches, enchiladas, and other products are delicious while maintaining macronutrient ratios that are difficult to find within the frozen food category, even among other H&W brands. The following sets forth the carbohydrate and protein content of our products in comparison to our competitors’ products:

	CARBOHYDRATES		PROTEIN
COMPANY PRODUCT	GRAMS IN EACH SERVING OF OUR PRODUCT	GRAMS IN EACH SERVING OF COMPETITOR PRODUCT	GRAMS IN EACH SERVING OF OUR PRODUCT	GRAMS IN EACH SERVING OF COMPETITOR PRODUCT
Bacon Wrapped Stuffed Chicken	3	16	32	20
Chicken Enchiladas	4	36	20	21
Breakfast Sandwich	4	29	18-20	13
Lasagna Entrée Bowl	11	40	32	16

Our insistence on preserving taste while offering “Real Food You Feel Good About Eating” led us to invent our innovative base ingredient systems. While our base ingredient systems are composed of simple ingredients to which our consumers are accustomed, we use these ingredients in unique ways to mimic recipe components that are satiating, but typically higher in carbohydrates and lower in protein. These base ingredient systems are made of: (i) chicken and parmesan cheese, and (ii) plant-based protein and fibers. For example, we use thin, round slices of our innovative chicken and cheese “tortillas” within our enchiladas and use this same ingredient system to make our Italian-themed “pastas.” We also use cauliflower and almond flour to create the cheesy, grain-free “buns” used in our breakfast sandwiches. These base ingredient systems are a key component of our ability to create products with broad appeal without losing the attention of the H&W consumer base we target.

Our Large Social Media Community is Highly Engaged

We have one of the largest social media followings of any brand within the frozen food category today, with approximately 365 thousand followers on Instagram and 500 thousand subscribers across all digital platforms as of June 30, 2021. For comparison, we have more Instagram followers than: (i) all Nestle brands within the U.S. frozen food category combined (Sweet Earth, Outsiders, DiGiorno, Jack’s, CPK frozen, Tombstone, Wild Scape, Hot Pockets, and Lean Cuisine), (ii) all Conagra brands within the frozen food category combined (Udi’s, EVOL, Gardein, Healthy Choice, Bertolli, Glutino, Marie Callender’s, Blake’s, and Alexia), and (iii) the top seven H&W brands within the frozen food category combined in sales as of the 52 weeks ended May 16, 2021 (Amy’s Kitchen, Applegate Farms, California Pizza Kitchen, InnovAsian Cuisine, Aidells, Michael Angelos, and Perdue). More importantly, we believe we have high engagement with our consumers relative to our peers; our average number of comments per post on Instagram exceeds any of the top seven H&W brands in our category by five times. We believe our ability to quickly build this robust community is due not only to our revolutionary products, but also to our modern approach to marketing. Instead of investing heavily in traditional marketing and advertising spend, we instead began building our brand by engaging our consumers and potential consumers in direct, authentic conversations through social media, SMS text, e-mail, and our website, and indirectly through influencers. Through this approach to community engagement, we are able to build brand trust and, in turn, loyalty, which efficiently draws new consumers to our brand, provides a forum for real-time feedback, and allows us to understand our diverse population of consumers more deeply. We also believe our extensive community engagement resonates with our retail customers, leading to additional shelf space and distribution points for our products. Our management team is passionate in its belief that our modern approach to engaging and building our community has been, and will continue to be, critical to our brand success.

We Have an Innovative Product-Development Process

We have launched most of our products in fewer than six months, and our consumer community is instrumental in our approach to product development. After our marketing team conceives of and formulates our product prototypes, we send them for in-home usage tests through what we refer to as “RGF Labs,” which is a targeted and diverse invitation-only subset of our consumer community. We receive feedback from RGF Labs more quickly than we would through traditional product testing, and we are confident that the insights it provides are more helpful than those provided by focus groups or consumer polling. Because we leverage this feedback to improve our prototypes prior to distributing our products, RGF Labs enables us to introduce new products with higher confidence of market acceptance. In addition, following a trial with RGF Labs, and prior to distribution within retail channels, we introduce our products directly to consumers on our website. This process provides us another opportunity to marry our products to our consumers’ preferences, as our most avid consumers engage with our products through this channel and provide additional feedback. This disciplined approach to product development has resulted in a market acceptance rate higher than industry standard by the time our new products arrive in retail channels. As a result, we believe our concept-to-shelf product innovation is often more efficient and successful compared to conventional brands within our category.

Our Self-Manufacturing Capabilities Are a Strategic Advantage

The manufacture of our products requires a specialized process and purpose-built equipment to help ensure they have the macronutrient composition we strive to achieve while maintaining taste. Entering into agreements to operate our manufacturing facility located in City of Industry, California (“City of Industry Facility”) during the three months ended March 31, 2021 enabled us to self-manufacture more than 70% of our products during June 2021, compared to none for the same period in 2020, thereby significantly reducing our reliance on co-manufacturers. Our City of Industry Facility presents an opportunity to create efficiencies in our manufacturing process and reduce labor costs, including through the purchase of machinery to automate certain manual labor tasks. We believe the facility also has the capacity to scale for additional potential sales upon future investments, including purchases of or upgrades to machinery, processing, and packaging equipment.

Our Frozen Food Category Positioning Provides Multiple Growth Opportunities

We are focused on our mission to make our H&W products convenient and accessible through multiple channels within the United States and, ultimately, throughout the world, and our strategy to achieve this begins with the growth of our brand within the frozen food category. We compete in the U.S. frozen food category excluding frozen and refrigerated meat. According to SPINS information, during the 52 weeks ended December 27, 2020, the total U.S. frozen category excluding frozen and refrigerated meat generated retail sales of approximately $58 billion. We see significant opportunity to address the unmet needs of H&W-focused consumers by offering our delicious H&W products within this category, given that many consumer tastes and preferences call for high protein and lower carbohydrate, sugar, grain, and gluten foods, which are not provided by most other H&W brands.

We believe we have obtained our current distribution points in part because we represent an opportunity for retailers to grow their frozen food aisle sales. The convenience of our products appeals to H&W consumers seeking comfort foods they can prepare at home while maintaining their health goals, in addition to consumers looking for delicious frozen food options. According to the 2021 Brand Switching Analysis, 90% of our sales gains in single-serve frozen breakfast entrée, 82% of our sales gains in single-serve frozen prepared poultry (with regards to our frozen chicken entrées), and 46% of our sales gains in single-serve frozen entrée bowls were a result of new consumers to these subcategories, or were “incremental” sales, during the 52 weeks ended February 7, 2021. Retailers tend to favor brands that bring new consumers to categories and, as such, we believe the incremental sales growth opportunity provided by our products has helped us grow our distribution and strengthen our relationships with our retail customers.

We Have a Proven Management Team

We are led by a management team with significant operational and merger and acquisition experience in the food industry, including with public companies. Bryan Freeman, our Executive Chairman, has over 26 years of experience in the frozen food category. Mr. Freeman served on the senior leadership team of AdvancePierre Foods through its initial public offering as well as its sale to Tyson for a reported $4.2 billion. Gerard G. Law, our Chief Executive Officer, has over 29 years of experience as an operator within the frozen foods category, including previously as part of the senior leadership team at publicly traded J&J Snack Foods Corp. where he managed 16 manufacturing facilities, oversaw multiple successful acquisitions, and had a team of approximately 4,200 employees reporting to him. Our Chief Financial Officer, Akshay Jagdale, has over 15 years of experience as a securities analyst within the food industry and has built an extensive network of industry contacts across our supply chain. Our management believes in the strength of our products, and possesses the expertise required to scale our business.

Our Market Opportunity

We compete within the $170 billion U.S. H&W industry, as measured by SPINS during the 52 weeks ended June 13, 2021. SPINS defines the H&W industry to include natural, specialty, and wellness products. We see significant opportunity within this industry, which, according to SPINS information, had a two-year compound annual growth rate (“CAGR”) of 10.7% during the two years ended December 27, 2020, and where favorable consumer trends, including a greater focus on healthy lifestyle and macronutrient content, and increased consumption of meals at home, have led to growth of H&W brands within retail across multiple categories.

Since our inception, we have focused on creating H&W products for the frozen food aisle, where we believe H&W brands are underrepresented compared to other categories. According to SPINS information, during the 52 weeks ended December 27, 2020, the total U.S. frozen food category excluding frozen and refrigerated meat generated retail sales of approximately $58 billion, with a two-year CAGR of approximately 11%. Within this category, H&W brands generated approximately $9 billion in sales during the same period, with a two-year CAGR of approximately 15%. These H&W brands represented approximately 16% of frozen food category sales excluding frozen and refrigerated meat, or 16% “penetration.” By comparison, H&W brands in the broader grocery category, which includes all retail food and beverage sales, represented 23% penetration during the 52 weeks ended December 27, 2020. Further, H&W brands in the refrigerated food category, which is adjacent to the frozen food category, represented 30% penetration during the 52 weeks ended December 27, 2020. We believe our brand is positioned not only to increase its penetration as an H&W brand within the frozen food category, but also to drive H&W industry growth. Additionally, we believe our brand has an opportunity to extend into adjacent categories, including grocery and refrigerated, which comprise the balance of the total H&W industry. While we believe that CAGR and penetration are useful measures to determine brand performance within our industry, they should not be read as a future guarantee of our performance in future periods.

Our branded products are sold to consumers through an increasing number of locations in retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores, including Walmart, Kroger, and Costco, with an average SKU-level all-commodity volume (“ACV”) of approximately 20% during the four weeks ended June 13, 2021. The term “ACV” refers to the measurement of a product’s distribution, weighted by the overall retail sales dollars attributable to the retail location distributing such product, where a retail location is determined to have sold a product if at least one unit of the product was scanned for sale within the relevant time period. We believe we have the opportunity to significantly increase our ACV by executing on our growth strategy.

Further, we have experienced success growing our distribution points by approximately 80% during the two years ended December 27, 2020 and believe there is significant opportunity for continued growth. For example, our total distribution points increased from approximately 94 thousand during the 12 weeks ended December 30, 2018 to approximately 170 thousand during the 12 weeks ended December 27, 2020, representing a two-year CAGR of approximately 34%. For perspective, leading H&W brands within the frozen food category achieved total distribution points in excess of 930 thousand during the 12 weeks ended June 13, 2021. We believe our innovative product offerings, strategic customer relationships, and community engagement efforts well position our Company to compete with such brands and continue accelerating our distribution point growth in future periods.

Our Growth Strategy

We believe we are well-positioned to grow our business and achieve our mission, including by expanding our retail distribution, continuing our modern approach to growing our community, leveraging our innovative product development capabilities, and investing in production capacity, innovation, and automation.

Expand Our Retail Distribution

The large H&W consumer base seeking to increase their protein intake and reduce carbohydrates, sugar, gluten, and grain in their diets face limited options in the frozen food category. As consumers increasingly demand delicious, healthier frozen food alternatives, our brand has not only converted consumers from conventional frozen food brands, but also attracted new consumers to the frozen food category generally, driving incremental sales for our customers, and supporting their omni-channel growth efforts. Retailers tend to favor brands that bring new consumers to categories, and we believe our ability to attract new H&W consumers to our customers’ stores and online marketplaces presents a compelling opportunity for our customers to expand our existing shelf space. Further, as we continue to develop innovative products and build brand equity, we believe we can grow our distribution points and achieve penetration levels that rival those of leading H&W brands in the frozen food category. We intend to leverage our strong relationships with prominent retail customers and establish relationships with new customers and consumers to expand our product offerings, capture shelf space, and become a leading H&W brand.

Invest in Our Modern Approach to Grow Our Community

Authentic consumer relationships are core to our strategy as they drive brand loyalty, optimize our product development efforts, and introduce new consumers to our brand. We believe we have one of the largest social media followings of any brand within the frozen food category today with over 500 thousand subscribers across all digital platforms. We rely extensively on social media platforms such as Facebook, Instagram, Pinterest, and TikTok to strengthen brand loyalty and facilitate online collaboration with our community. Although we believe our social media presence and consumer engagement as an H&W brand is compelling, we see significant opportunity for brand growth. We plan to scale our efficient and modern approach to authentic community building by increasing our investment in sales and marketing and continuing our work with influencers and brand ambassadors aligned with our mission. Another component of our modern approach is our ability to converse with our diverse consumer base with specificity: we organize our marketing managers based on the varied need states of our consumers, such as those with diabetes, consumers seeking to reduce carbohydrates, and athletes. Because both H&W and conventional brands within the frozen food category often take a traditional approach to marketing, we believe these strategies will allow us to outpace our competition. Further, we intend to leverage our consumer community to continue to grow our e-commerce sales, which includes “click-and-collect” e-commerce transactions where consumers pick up their product at a retailer following an online sale, as well as traditional direct-to-consumer “deliver-to-me” e-commerce transactions through our own website and third-party websites.

Leverage Innovative Product Development Capabilities

We believe our ability to deliver delicious comfort foods while simultaneously offering macronutrient ratios that support healthy lifestyles draws H&W consumers to our brand. Our products are the deliberate result of our innovative product development cycle, which starts with our proprietary base ingredient systems, and then combines our rapid prototyping capabilities with the assimilation of direct community feedback into the development process. We intend to innovate new base ingredient systems that will allow us to expand this offerings of craveable comfort foods that meet the macronutrient ratios sought by our consumers. We also expect to continue to validate our product recipes prior to launch by investing in the expansion of our community feedback approach. We believe we can leverage our product development capabilities to rapidly expand our product offerings within the frozen food category. In addition, because we utilize direct community feedback to align our products with consumer preferences prior to launch, we believe we can continue to launch products that will have a higher likelihood of market acceptance than conventional brands.

While we have focused on developing our H&W products for the frozen food category, we also believe we have a significant opportunity to expand our offerings into adjacent categories based on feedback we have received from our consumers and retail customers. We intend to explore opportunities to introduce our products to new categories by continuing to rely upon and invest in our innovative product development approach. To this end, we will also selectively consider acquisitions of businesses or assets, or other investments, that are aligned with our mission and enhance our growth and profitability.

Invest in Production Capacity and Automation

During June 2021, we self-manufactured more than 70% of our products at our City of Industry Facility. The manufacture of our products requires a specialized process and purpose-built equipment to ensure our products have the macronutrient composition we strive for while maintaining taste and quality. Our City of Industry Facility provides us with the opportunity to continue to expand our self-manufacturing capacity while improving production efficiencies. For example, we plan to implement our growth strategy by investing in new production lines, employing new manufacturing automation technology designed to significantly increase productivity while reducing direct labor costs through the automation of certain manual labor tasks, and adopting a continuous improvement cost savings program that focuses on process improvement throughout our supply chain and manufacturing operations to mitigate costs. By streamlining operations throughout our facility, we believe we can continue to deliver quality products while continuing to drive efficiencies across our operations and improve our financial performance. We are also in the process of implementing a new enterprise resource planning (“ERP”) system that we will use to manage our business and which we expect will enhance operations at our City of Industry Facility.

Summary of the Reorganization

Prior to the consummation of this offering and the Reorganization described below, RGF, LLC was owned entirely by its Members and operated its business through itself and no other entities. Project Clean, Inc. was incorporated as a Delaware corporation on June 2, 2021 to serve as the issuer of the Class A common stock offered in this offering, the sole managing member of RGF, LLC (the “Managing Member”), and the holder of

Class A Units of RGF, LLC. Project Clean, Inc. changed its name to The Real Good Food Company, Inc. on October 7, 2021.

In connection with the consummation of this offering, we will consummate the following Reorganization:

∎

we will amend and restate RGF, LLC’s existing operating agreement effective as of the consummation of this offering to, among other things: (i) appoint RGF, Inc. as the Managing Member of RGF, LLC, and (ii) replace the membership interests currently held by the Members such that (a) all of the Class A Units will be owned exclusively by RGF, Inc., (b) exchange existing profits interest awards for Class B Units and our Class B common stock in relation to the agreed upon value of such profits interest awards as determined by the unanimous consent of all the Members and holders of profits interest units, and (c) all of the Class B Units will be owned exclusively by the Members in proportion to their percentage of ownership interests in RGF, LLC immediately prior to the consummation of this offering;

∎

we will amend and restate RGF, Inc.’s certificate of incorporation immediately prior to the consummation of this offering (the “Certificate of Incorporation”) to, among other things, provide for Class A common stock and Class B common stock;

∎	we will issue shares of our Class B common stock to the Members on a one-to-one basis with the number of Class B Units they own, for nominal consideration;

∎

we will issue shares of our Class A common stock and Class B common stock to Fidelity Investors by converting those certain convertible promissory notes with an aggregate principal amount of $35.0 million issued by RGF, LLC to the Fidelity Investors in May 2021 pursuant to a note purchase agreement with such investors (the “2021 Notes Agreement” and the notes issued thereunder, the “2021 Notes”) to shares of Class A common stock and Class B common stock pursuant to an agreement for conversion of promissory notes (the “Conversion Agreement”);

∎

we will issue 5,333,333 shares of our Class A common stock to the purchasers in this offering, or 5,800,000 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock;

∎

the selling stockholder will sell 333,333 shares of our Class A common stock to the purchasers in this offering if the underwriters exercise their option to purchase additional shares of our Class A common stock for at least that number of shares;

∎

RGF, Inc. will use all of the net proceeds it receives from this offering to acquire Class A Units from RGF, LLC at a purchase price per Class A Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing 76% in the Reorganization of RGF, LLC’s outstanding units, including both Class A Units and Class B Units, following this offering, or approximately 73% in the Reorganization if the underwriters exercise in full their option to purchase additional shares of our Class A common stock;

∎	RGF, LLC intends to use the proceeds from the sale of Class A Units to RGF, Inc. as described in the section entitled “Use of Proceeds,” including for general corporate purposes and working capital;

∎

the Members will hold Class B Units, which have pro rata economic interests, meaning rights to receive distributions or dividends, in whatever form, from RGF, LLC, but no voting or other control rights in RGF, LLC, which will be solely managed by RGF, Inc., and will have no economic interests in RGF, Inc. despite their ownership of Class B common stock;

∎

the Members will also hold Class B common stock, which will have no economic interest in RGF, Inc. but will vote together with the Class A common stock as to all matters upon which votes of RGF, Inc. stockholders are required;

∎

the Members will not be permitted to transfer any interest in Class B Units unless approved in writing by the Managing Member or pursuant to one of the following exceptions: (i) exchanges or redemptions permitted by an exchange agreement that RGF, Inc., RGF, LLC, and the Members will enter into (the “Exchange Agreement”), (ii) transactions that terminate the existence of a Member for income tax purposes but do not terminate the existence of such Member under applicable state law, (iii) transfers to the applicable Member’s affiliates, and (iv) any transfers by any Member to such Member’s spouse,

any lineal ascendants or descendants or trusts or other entities in which such Member or Member’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Class B Units) 50% or more of such entity’s beneficial interests; provided, however, that (a) such transfer restrictions will continue to apply to Class B Units after any such permitted transfer, (b) transferees must agree in writing to be bound by the provisions of the Exchange Agreement (as defined below) and the amended and restated operating agreement of RGF, LLC as adopted immediately prior to the consummation of this offering (the “Operating Agreement”), and (c) such Member (or any subsequent transferee of such Member) shall be required to also transfer the fraction of its remaining Class B common stock ownership corresponding to the proportion of such Member’s (or subsequent transferee’s) Class B Units that were transferred in the transaction to such transferee;

∎

Pursuant to the Exchange Agreement, prior to the effectiveness of the registration statement of which this prospectus forms a part, (i) the holders of Class B Units (and certain permitted transferees) may, subject to the terms of the Exchange Agreement, exchange Class B Units for shares of Class A common stock on a one-for-one basis or, at our option, redeem such Class B Units for cash; (ii) in connection with any such exchange or redemption, a holder of Class B Units being so exchanged or redeemed would deliver to us an equivalent number of shares of Class B common stock, which would be canceled; and (iii) additional Class A Units, equivalent to the amount of Class B Units so exchanged or redeemed, will then be issued to RGF, Inc. and, thus, RGF, Inc.’s interest in RGF, LLC will be proportionally increased; and

∎

RGF, Inc. will enter into (i) the Tax Receivable Agreement with RGF, LLC and the Members other than the Fidelity Investors, and (ii) a registration rights agreement (the “Registration Rights Agreement”) with the Members other than the Fidelity Investors regarding the terms and conditions upon which shares of Class A common stock issued to the Members other than the Fidelity Investors upon the exchange of their Class B Units would be registered for future sale. Although the actual timing and amount of any payments that we make to such Members under the Tax Receivable Agreement will vary, we expect those payments will be substantial. These payments confer significant benefits to such Members and will reduce cash provided by tax savings that would otherwise have been available to us to fund our operations and service our debt obligations. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity—Tax Receivable Agreement.”

Pursuant to the terms of the Exchange Agreement and in connection with an election by one or more Members to exchange Class B Units into shares of our Class A common stock, we will have the option to, in lieu of issuing Class A common stock, instead make a cash payment to such Member to redeem such Class B Units equal to a volume weighted average market price of one share of Class A common stock for each Class B Unit the Member has elected to exchange (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) in accordance with the terms of the Operating Agreement. Any decision to make a cash payment to a Member would not affect such Member’s continuing obligation to deliver, and the subsequent cancelation of, the equivalent amount of such Member’s shares of our Class B common stock. Any decision by us to redeem Class B Units and make a cash payment will be made by our independent directors (within the meaning of the Nasdaq Global Market (“Nasdaq”)) who are disinterested. Although the actual timing and amount of any payments that we make to Members pursuant to the Exchange Agreement will vary, we expect those payments will be substantial, which may reduce the cash available to fund our operations and service our debt obligations. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity—Exchange Agreement.”

Our corporate structure following this offering, as described above, is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of RGF, LLC that is allocated to the Members will be taxed on a flow-through basis and therefore will not be subject to corporate income taxes at the entity level. Additionally, because the Members may exchange their Class B Units for shares of our Class A common stock or, at our option, redeem such Class B Units for cash, the Up-C structure also provides the Members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. For additional information, refer to the sections entitled “The Reorganization” and “Description of Capital Stock.”

We will receive the same benefits as the Members on account of our ownership of Class A Units in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. As we exchange our Class A common stock for additional Class B Units from the Members under the mechanism described above, we will obtain a step-up in tax basis in our share of RGF, LLC’s assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We expect that RGF, Inc. will enter into the Tax Receivable Agreement with RGF, LLC and each of the Members other than the Fidelity Investors that will provide for the payment by us to the Members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in tax basis resulting from the exchange of Class B Units, and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement.

For additional information regarding our structure after the consummation of the Reorganization, including this offering, refer to the section entitled “The Reorganization.” For certain risks related to the Reorganization, refer to the section entitled “Risk Factors—Risks Related to Our Structure.”

Immediately following the Reorganization and the consummation of this offering, RGF, Inc. will be a holding company and its principal asset will be the Class A Units it purchases from RGF, LLC. As Managing Member, RGF, Inc. will operate and control all of the business and affairs of RGF, LLC and, through RGF, LLC, conduct its business. Although RGF, Inc. will have a minority economic interest in RGF, LLC, it will have the sole voting interest in, and control the management of, RGF, LLC, and will have the obligation to absorb losses of, and receive benefits from, RGF, LLC, which could be significant. As a result, we have determined that, after the Reorganization, RGF, LLC will be a variable interest entity (“VIE”), and that RGF, Inc. will be the primary beneficiary of RGF, LLC. Accordingly, pursuant to the VIE accounting model, RGF, Inc. will consolidate RGF, LLC in its financial statements and we will report a non-controlling interest related to the Class B Units held by the Members on our audited financial statements. RGF, Inc. will have a board of directors and executive officers, but will have no non-executive employees. The functions of all of our employees are expected to reside with RGF, LLC.

For additional information regarding our Certificate of Incorporation and the terms of our Class A common stock and Class B common stock, refer to the section entitled “Description of Capital Stock.” For additional information regarding the Operating Agreement, including the terms of the Class A Units and Class B Units, and the exchange right of the Members, the Tax Receivable Agreement, and the Registration Rights Agreement, refer to the section entitled “Certain Relationships and Related-Party Transactions.” The following diagram shows our organizational structure after giving effect to the Reorganization, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock:

Recent Developments

The following preliminary discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2021 contains forward-looking statements that involve risks and uncertainties such as our plans, estimates, hopes, beliefs, intentions, and strategies regarding the future. These estimates should not be viewed as a substitute for our full fiscal year or interim period financial statements prepared in accordance with GAAP. Our actual results could differ materially from those in the forward-looking statements below. Factors that could cause or contribute to such differences in our actual results include, but are not limited to, those discussed below and in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Our preliminary results are not necessarily indicative of our actual results or the results that may be expected for any period in the future.

Preliminary Financial Information for the Three Months Ended September 30, 2021

The following preliminary and unaudited financial information for the three months ended September 30, 2021 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, this data has been prepared solely on the basis of currently available information by, and are the responsibility of, the Company. This information should be read in conjunction with our financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our independent registered public accounting firm, Grant Thornton LLP, has not audited or reviewed or performed any procedures on this preliminary financial information. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ from these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final quarterly financial statements are completed. Accordingly, we have provided ranges, rather than specific amounts, for the preliminary financial information described below. Our actual results for the three months ended September 30, 2021 will not be available until after this offering is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.

We have prepared estimates of the following preliminary and unaudited financial information for the three months ended September 30, 2021 (dollar amounts in thousands).

	THREE MONTHS ENDED SEPTEMBER 30, 2020	THREE MONTHS ENDED SEPTEMBER 30, 2021		% CHANGE THREE MONTHS ENDED SEPTEMBER 30, 2021 VERSUS SEPTEMBER 30, 2020
(dollars in thousands)		LOW	HIGH	LOW		HIGH
Net sales	$9,745	$21,250	$23,000	118%		136%
Cost of goods sold	$9,907	$19,350	$20,625	95%		108%
Gross Profit	$(162)	$1,900	$2,375	—		—
Gross Profit Margin	(1.7)%	8.9%	10.3%	1060	bps	1200	bps
Loss from operations	$(2,953)	$(6,100)	$(5,500)	—		—

Net Sales

Our preliminary estimated net sales are expected to increase in the range of approximately $11.5 million to $13.3 million, or 118% to 136%, in the three months ended September 30, 2021 compared to the prior year period, primarily due to strong growth in sales volumes of our core products, driven by expansion in the club channel, and, to a lesser extent, greater demand from our existing retail customers.

Cost of Goods Sold

Our preliminary estimated cost of goods sold is expected to increase in the range of approximately $9.4 million to $10.7 million, or 95% to 108%, in the three months ended September 30, 2021 compared to the prior year period, primarily due to an increase in the sales volume of our products, and an increase in labor and raw material costs, primarily due to labor shortages and supply chain pressures, partially offset by the increase in the amount of products sold that were self-manufactured. Self-manufactured products, which have lower cost of goods sold than co-packed products, represented greater than 70% of our sales in the three months ended September 30, 2021 compared to substantially all of our products being co-packed in the prior year period.

Gross Profit

Our preliminary estimated gross profit is expected to increase in the range of approximately $2.1 million to $2.5 million for the three months ended September 30, 2021 compared to the prior year period. The estimated improvement in gross profit is primarily due to the absence of $1.0 million of costs resulting from the write-down of unrecoverable raw material inventory as a result of financial hardship of a co-manufacturer and $0.5 million of costs related to an inventory write-down, each of which occurred in the three months ended September 30, 2020, an increase in the amount of products sold that were self-manufactured, and an increase in net sales, partially offset by increases in labor and raw material costs.

Loss from Operations

Our preliminary estimated loss from operations is expected to increase in the range of approximately $2.5 million to $3.1 million for the three months ended September 30, 2021 compared to the prior year period. The estimated increase in loss from operations is primarily due to an increase of approximately $2.5 million to $2.7 million in selling and distribution expenses in support of sales growth, an approximate $1.3 million to $1.5 million increase in marketing expenses, and an approximate $1.0 million to $1.2 million increase in administrative expenses, partially offset by a $2.1 million to $2.5 million increase in gross profit.

Risk Factor Summary

Investing in our Class A common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Class A common stock. We have various categories of risks, including risks related to our business, brand, products, and industry; risks related to our structure; risks related to our regulatory environment; risks related to our intellectual property, information technology, and privacy; risks related to being a public company; risks related to this offering and ownership of our Class A common stock; and risks related to accounting and tax matters, which are discussed more fully in the section entitled “Risk Factors.” We encourage you to carefully review the full risk factor disclosures set forth in the section entitled “Risk Factors,” as well as the other information in this prospectus, before deciding whether to invest in our Class A common stock. Additional risks beyond those summarized below or discussed elsewhere in this prospectus may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future. Some of the most significant challenges and risks associated with investing in our Class A common stock include the following:

∎	our limited operating history and significant operating losses;

∎	our need to increase net sales from existing customers and acquire new customers in order to execute our growth strategy;

∎	the short and long-term effects of the novel coronavirus (“COVID-19”) pandemic on our business and the industry in which we operate;

∎	our ability to successfully implement our growth strategy and obtain additional financing to achieve our goals;

∎

RGF, LLC’s indebtedness, and the agreements governing such indebtedness, which subject it to required debt service payments, as well as financial restrictions and operating covenants, which may reduce our financial flexibility and affect our ability to operate our business;

∎	our quarterly results may fluctuate significantly, and period-to-period comparisons of our results may not be meaningful;

∎	the substantial customer concentration risk to which we are subject;

∎	potential consolidation of our customers;

∎	our ability to compete successfully in our highly competitive market;

∎	consumer preferences for our products, which can change rapidly;

∎	our ability to introduce new products or successfully improve existing products;

∎	the volatile price of food commodities and packaging materials;

∎	our brand and reputation, as impacted by real or perceived quality or food safety issues with our products;

∎	the effectiveness of our digital marketing strategy and the expansion of our social media presence;

∎	our reliance on third-party delivery and warehousing companies, which could negatively impact our operating results;

∎	any disruption at one of our facilities;

∎	our ability to pay taxes and expenses, including payments under the Tax Receivable Agreement, may be limited by our structure; and

∎	the requirements of being a public company.

Company Information

The Real Good Food Company LLC was formed in the State of California on February 3, 2016. The Real Good Food Company LLC will convert from a California limited liability company to a Delaware limited liability company and change its name to Real Good Foods, LLC upon the Reorganization. Project Clean, Inc. was incorporated as a Delaware corporation on June 2, 2021 for the purpose of issuing the Class A common stock in this offering and acquiring Class A Units in RGF, LLC. Project Clean, Inc. changed its name to The Real Good Food Company, Inc. on October 7, 2021. Our principal executive offices are located at 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002, and our telephone number is (856) 644-5624. Our website address is www.realgoodfoods.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

We use various trademarks, trade names, and other intellectual property in our business, including, without limitation, our corporate name and logo. We have over a dozen registered trademarks in the United States and “Realgood” and “Realgood Pizza Co.” registered or pending in certain other non-U.S. jurisdictions. All other service marks, trademarks, and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames. We believe the protection of our trademarks, trade names, copyrights, domain names, trade dress, and trade secrets are important to our success.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

∎	presenting only two years of audited financial statements and two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

∎	reduced disclosure regarding our executive compensation arrangements;

∎	exemption from the requirements to hold non-binding advisory votes on executive compensation;

∎

exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

∎	exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer,” with more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K), or (iii) the date on which we have issued more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. For certain risks related to our status as an emerging growth company, refer to the section entitled “Risk Factors—We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than

$700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million, or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Issuer	The Real Good Food Company, Inc.

Shares of Class A common stock offered by RGF, Inc.	5,333,333 shares

Shares of Class A common stock offered by the selling stockholder (an affiliate) pursuant to the option to purchase additional shares	333,333 shares

Underwriters’ option to purchase additional shares of Class A common stock	We and the selling stockholder have granted the underwriters the right to purchase up to 800,000 additional shares of Class A common stock within 30 days of the closing date of this offering, of which 333,333 shares would first be sold by the selling stockholder and then 466,667 shares would be issued and sold by us. For additional information, refer to the section entitled “Underwriting.”

Class A common stock to be outstanding and voting interest immediately after the offering	6,002,575 shares, representing 24% of the voting interest and 100% of the economic interest in RGF, Inc., or 6,802,575 shares, representing 27% of the voting interest and 100% of the economic interest in RGF, Inc., if the underwriters exercise in full their option to purchase additional shares of Class A common stock

Class B common stock to be outstanding and voting interest immediately after the offering	19,015,824 shares, representing 76% of the voting interest and none of the economic interest in RGF, Inc.

Class A Units of RGF, LLC to be held by RGF, Inc. immediately after this offering	6,002,575 Class A Units, representing 24% of the economic interest in the business of RGF, LLC, or 6,802,575 Class A Units, representing 27% of the economic interest in the business of RGF, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock

Class B Units of RGF, LLC to be held by the Members after this offering	19,015,824 Class B Units, representing 76% of the economic interest, but none of the voting interest, in the business of RGF, LLC, or 73% of the economic interest, but none of the voting interest, in the business of RGF, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock

Ratio of shares of Class A common stock to Class A Units	Our Certificate of Incorporation and Operating Agreement will require that we at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by RGF, Inc. and the number of Class A Units owned by RGF, Inc.

Ratio of shares of Class B common stock to Class B Units	Our Certificate of Incorporation and Operating Agreement will require that we at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Members and the number of Class B Units owned by the Members

Voting	Immediately following this offering and the application of net proceeds from this offering, the Members, including the Fidelity Investors receiving Class B Units and Class B common stock, in the aggregate, will control approximately 76% of the combined voting power of our Class A and Class B common stock. As a result, based on their ownership of RGF, Inc. voting stock, the Members, in the aggregate, will have the collective ability to elect all of the members of the RGF, Inc. board of directors, and thereby to control RGF, Inc. management and affairs. In addition, the Members will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of the RGF, Inc. board of directors or a change of control of our Company that could deprive our RGF, Inc. stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our Company and might ultimately affect the market price of Class A common stock

Management of RGF, LLC	RGF, Inc. will be the Managing Member of RGF, LLC and will operate and control all of the business and affairs of RGF, LLC

Use of proceeds	RGF, Inc. will use the proceeds from the sale of our Class A common stock to purchase Class A Units of RGF, LLC. Accordingly, RGF, Inc. will not retain any of these proceeds. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, increase our brand awareness, and facilitate access to the public equity markets for us and our equity holders. RGF, LLC primarily intends to use the net proceeds that it receives from RGF, Inc. from this offering for working capital and other general corporate purposes, which may include research and development and marketing activities, general and administrative matters, and capital expenditures. In addition, RGF, LLC intends to use a portion of the proceeds for the repayment of debt owed to one of its lenders and may also use a portion of the proceeds for the acquisition of, or investment in, businesses or assets that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. Further, RGF, LLC expects to use a portion of the proceeds to pay all of the principal balance and interest owed pursuant to a transfer agreement entered into with a third party in connection with a sublease. Our management will have broad discretion over the use of the net proceeds from this offering. For additional information, refer to the section entitled “Use of Proceeds”

Tax Receivable Agreement	Future exchanges of Class B Units for shares of our Class A common stock are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will be a party to the Tax Receivable Agreement. Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account

Under the Tax Receivable Agreement, we generally will be required to pay to the Members that will continue to hold Class B Units following the Reorganization approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of:

∎	certain tax attributes that are created as a result of the exchanges of their Class B Units for shares of our Class A common stock;

∎

any existing tax attributes associated with their Class B Units, the benefit of which is allocable to us as a result of the exchanges of their Class B Units for shares of our Class A common stock (including the portion of RGF, LLC’s existing tax basis in its assets that is allocable to the LLC Units that are exchanged);

∎	tax benefits related to imputed interest; and

∎	payments under the Tax Receivable Agreement

For purposes of calculating the income tax savings we are deemed to realize under the Tax Receivable Agreement, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using a rate equal to the sum of the products of (x) RGF, LLC’s income tax apportionment rate for each state and local jurisdiction in which RGF, LLC files Tax Returns for the relevant taxable year and (y) the highest corporate income tax rate for each such state and local jurisdiction in which RGF, LLC files tax returns for each relevant taxable year, subject to adjustments. For additional information, refer to the sections entitled “The Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement,” and “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement”

Exchange and conversion rights of holders of our Class B common stock	Holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights. Immediately following the consummation of this offering, the Members holding Class B common stock may exchange their Class B Units and cancel an equivalent amount of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash

Risk factors	Investing in our Class A common stock involves a high degree of risk. For a discussion of factors you should consider carefully before deciding to invest in shares of our Class A common stock, refer to the section entitled “Risk Factors”

Proposed Nasdaq trading symbol	“RGF”

The number of shares of our Class A common stock to be outstanding immediately following the consummation of this offering excludes:

∎

shares of our Class A common stock reserved for future issuance as of June 30, 2021 under our stock-based compensation plans, consisting of (i) 3,300,000 shares of our Class A common stock reserved for future issuance under our 2021 Stock Incentive Plan (the “2021 Plan”), which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part, and (ii) 400,000 shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as described in the section entitled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans”; and

∎	shares of our Class A common stock that may be issuable upon exercise of the Members’ and Fidelity Investors’ rights to exchange their Class B Units.

The shares of our Class B common stock to be outstanding immediately following this offering is based on 19,015,824 Class B Units held by the Members as of June 30, 2021 after taking into account the assumptions set forth below.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

∎	the effectiveness of the Operating Agreement, as well as the filing of our Certificate of Incorporation, each of which will occur immediately prior to the consummation of this offering;

∎

the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021 into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price, immediately prior to the closing of this offering;

∎	the Reorganization; and

∎	no exercise of the underwriters’ option to purchase 800,000 additional shares of our Class A common stock.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth summary financial data for the periods and as of the dates indicated. The statements of operations and balance sheet data for the years ended December 31, 2019 and 2020 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations and balance sheet data for the six months ended June 30, 2020 and 2021 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in management’s opinion, are necessary to state fairly the financial information set forth in those financial statements.

Our historical results are not necessarily indicative of the results to be expected for any future periods, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other period. You should read the following financial information together with the information included within the sections entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Data,” and our audited financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(In thousands, except unit and per unit data)	2019	2020	2020	2021
Statement of Operations Data:
Net sales	$38,743	$38,984	$18,054	$35,463
Cost of sales	32,919	36,306	16,439	28,788

Gross profit	5,824	2,678	1,615	6,675

Operating expenses:
Selling and distribution	8,025	7,593	3,949	5,968
Marketing	4,145	2,351	1,580	1,387
Administrative	2,409	2,592	1,073	5,802

Total operating expenses	14,579	12,536	6,602	13,157

Loss from operations	(8,755)	(9,858)	(4,987)	(6,482)
Interest expense	5,382	5,682	2,482	3,483
Other expense	51	—	—	370

Loss before income taxes	(14,188)	(15,540)	(7,469)	(10,335)

Income tax expense	—	(22)	(13)	—

Net loss	$(14,188)	$(15,562)	$(7,482)	$(10,335)

Preferred return on Series A preferred units	418	546	273	292

Net loss attributable to common unitholders	$(14,606)	$(16,108)	$(7,755)	$(10,627)

Net loss per common unit (basic and diluted)	$(235.21)	$(258.82)	$(124.89)	$(168.80)
Weighted-average common units outstanding (basic and diluted)	62,097	62,238	62,097	62,957

	AS OF DECEMBER 31,		AS OF JUNE 30, 2021
(In thousands)	2019	2020	(UNAUDITED)
Balance Sheet Data:
Cash	$388	$28	$654
Total assets	15,298	15,470	34,656
Long term debt, net of issuance costs, including current portion	26,028	39,879	11,596
Business acquisition liabilities	—	—	15,209
Convertible promissory notes	—	—	35,370
Total liabilities	30,046	45,637	75,158
Total members’ deficit	(14,748)	(30,167)	(40,502)

Non-GAAP Financial Measures

In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe that Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA, all non-GAAP financial measures, are useful performance measures and metrics for investors to evaluate current trends in our operations and compare the ongoing operating performance of our business from period to period. In addition, management uses these non-GAAP financial measures to assess our operating performance and for internal planning purposes. We also believe these measures are widely used by investors, securities analysts, and other parties in evaluating companies in our industry as measures of operational performance. However, the non-GAAP financial measures included in this prospectus have limitations and should not be considered in isolation, as substitutes for, or as superior to performance measures calculated in accordance with GAAP. Other companies may calculate these measures differently, or may not calculate them at all, which limits the usefulness of these measures as comparative measures. Because of these limitations, we consider, and you should consider, Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA with other operating and financial performance measures presented in accordance with GAAP.

Adjusted Gross Profit and Adjusted Gross Margin

“Adjusted Gross Profit” means, for any reporting period, gross profit adjusted to exclude the impact of costs and adjustments identified by management as affecting the comparability of our gross profit from period to period and “Adjusted Gross Margin” means Adjusted Gross Profit as a percentage of net sales. Adjusted Gross Profit and Adjusted Gross Margin should not be considered as alternatives to gross profit, gross profit margin, or any other measure of financial performance calculated and presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted Gross Profit and Adjusted Gross Margin rather than gross profit and gross profit margin, which are the most directly comparable GAAP measures. Some of these limitations are that our calculation of Adjusted Gross Profit and Adjusted Gross Margin:

∎	do not reflect costs recognized as a result of a co-manufacturer’s financial hardship;

∎	do not reflect costs associated with the write-down of obsolete inventory, which may need to be replenished;

∎	do not reflect start-up and idle capacity costs;

∎	do not reflect costs related to the COVID-19 pandemic;

∎	do not reflect costs to shut down one of our facilities;

∎	may differ from those of other companies, including companies in our industry, which reduces the usefulness of Adjusted Gross Profit and Adjusted Gross Margin as comparative measures.

Because of these limitations, we consider, and you should consider, Adjusted Gross Profit and Adjusted Gross Margin with other operating and financial performance measures presented in accordance with GAAP.

The following table presents the reconciliation of Adjusted Gross Profit and Adjusted Gross Margin to the most directly comparable GAAP measures, gross profit and gross margin, respectively, as reported:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(In thousands)	2019	2020	2020	2021
Gross Profit	$5,824	$2,678	$1,615	$6,675
Cost related to financial hardship of co-manufacturer(1)	—	967	—	—
Inventory write-down(2)	—	726	—	—
Start-up and idle capacity costs(3)	—	327	—	1,494
Costs related to the COVID-19 pandemic(4)	—	308	308	493

Adjusted Gross Profit	$5,824	$5,006	$1,923	$8,662

Gross Profit Margin	15.0%	6.9%	8.9%	18.8%
Adjusted Gross Margin	15.0%	12.8%	10.7%	24.4%

(1)	Represents costs recognized as a result of a co-manufacturer’s financial hardship. These costs include the non-recurring write down of unrecoverable raw materials inventory.
(2)	Represents a non-recurring write-down of obsolete inventory related to a change in strategy for certain products and customers. The amount of the write-down reflects only that portion of obsolete inventory that management estimates to be above normalized levels.
(3)	Represents start-up costs associated with commencing operations at our City of Industry Facility and other costs associated with temporary manufacturing capacity at our City of Industry Facility, including indirect labor costs, utility costs, and rent.
(4)	Represents direct costs incurred in connection with the COVID-19 pandemic, including freight rush charges, labor costs, tolling upcharges, and storage.

Adjusted EBITDA

“Adjusted EBITDA” means, for any reporting period, net income (loss) before depreciation and amortization, income taxes, and interest expense, and adjusted to exclude the impact of transaction expenses, as well as other costs and adjustments identified by management as affecting the comparability of our operating results from period to period. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, which is the most directly comparable GAAP measure. Some of these limitations are that our calculation of Adjusted EBITDA:

∎	excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

∎	does not reflect income tax payments that reduce cash available to us;

∎	does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

∎	does not reflect costs recognized as a result of a co-manufacturer’s financial hardship;

∎	does not reflect costs associated with the write-down of obsolete inventory, which may need to be replenished;

∎	does not reflect start-up and idle capacity costs;

∎	does not reflect costs related to the COVID-19 pandemic;

∎	does not reflect the expenses associated with share-based compensation;

∎	does not reflect costs incurred in connection with certain strategic and financing transactions, which reduce cash available to us;

∎	does not reflect costs to shut down one of our facilities; and

∎	may differ from those of other companies, including companies in our industry, which reduces the usefulness of Adjusted EBITDA as a comparative measure.

Because of these limitations, we consider, and you should consider, Adjusted EBITDA with other operating and financial performance measures presented in accordance with GAAP.

We also incurred other non-recurring expenses of $0.2 million during the six months ended June 30, 2021. These other non-recurring expenses have not been added back to our computation of Adjusted EBITDA.

The following table presents the reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net loss, as reported:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(In thousands)	2019	2020	2020	2021
Net loss	$(14,188)	$(15,562)	$(7,482)	$(10,335)
Depreciation and amortization	516	590	296	447
Provision for income tax	—	22	13	—
Interest expense	5,382	5,682	2,482	3,483
Cost recognized related to financial hardship of co-manufacturer(1)	—	967	—	—
Inventory write-down(2)	—	726	—	—
Start-up and idle capacity costs(3)	—	327	—	1,494
Costs related to the COVID-19 pandemic(4)	—	308	308	493
Share-based compensation(5)	—	82	—	36
Transaction expenses(6)	—	598	178	2,702
Costs to shut down facility(7)	125	—	—	—

Adjusted EBITDA	$(8,165)	$(6,260)	$(4,205)	$(1,680)

(1)	Represents costs recognized as a result of a co-manufacturer’s financial hardship. These costs include the non-recurring write-down of unrecoverable raw materials inventory.
(2)	Represents a non-recurring write-down of obsolete inventory related to a change in strategy for certain products and customers. The amount of the write-down reflects only that portion of obsolete inventory that management estimates to be above normalized levels.
(3)	Represents start-up costs associated with commencing operations at our City of Industry Facility and other costs associated with temporary manufacturing capacity at our City of Industry Facility, including indirect labor costs, utility costs, and rent.
(4)	Represents direct costs incurred in connection with the COVID-19 pandemic, including freight rush charges, labor costs, tolling upcharges, and storage.
(5)	Represents equity-based compensation expense related to a commercial agreement with an investor.
(6)	Represents costs incurred in connection with pursuing certain strategic and financing transactions, including legal, consulting, and accounting costs.
(7)	Represents non-recurring costs associated with shutting down a production and warehouse facility in Tucson, Arizona.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risk factors described below, together with all of the other information included in this prospectus, before investing in our Class A common stock. If any of the following risks are realized, our business, operating results, financial condition, and prospects could be materially and adversely affected. In that case, the trading price of our Class A common stock may decline, and you may lose all or part of your investment in our Class A common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also negatively impact our business, operating results, financial condition, and prospects.

Risks Related to Our Business, Brand, Products, and Industry

We have a limited operating history and have incurred significant operating losses. As a result of continuing investments to expand our business, we may not achieve or sustain profitability.

We were formed and commenced commercial sales of our products in 2016. As a result, we have a limited operating history and limited experience manufacturing and selling our products, establishing relationships with customers and consumers, and building our brand reputation. These and other factors combine to make it more difficult for us to accurately forecast our future operating results, which in turn makes it more difficult for us to prepare accurate budgets and implement strategic plans. We expect that this uncertainty will continue to exist in our business for the foreseeable future. If we do not address these risks and uncertainties successfully, our operating results could differ materially from our estimates and forecasts, and from the expectations of investors or analysts, which could harm our business and result in a decline in the trading price of our Class A common stock.

We have experienced net losses in every period since our inception. In the years ended December 31, 2019 and 2020, we incurred net losses of $14.2 million and $15.6 million, respectively. In the six months ended June 30, 2020 and 2021, we incurred net losses of $7.5 million and $10.3 million, respectively. We anticipate our operating expenses and capital expenditures will increase substantially in the foreseeable future as we seek to expand our retail distribution, invest in our approach to grow our community, leverage our product development capabilities, and invest in production capacity and automation. As a result of our continuing investments to expand our business in these and other areas, we expect our expenses to increase significantly, and we may not achieve profitability in the foreseeable future. Even if we are successful in broadening our consumer base, and increasing net sales from new and existing customers, we may not be able to generate additional net sales in amounts that are sufficient to cover our expenses. We may incur significant losses for a number of reasons, including as a result of the other risks and uncertainties described elsewhere in this prospectus. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability over any particular period of time.

To execute our growth strategy, we need to attract new customers and consumers to our brand and increase our net sales from existing customers, and we may not be successful in achieving these objectives.

Our ability to execute our growth strategy depends in part on our ability to attract new customers and consumers to our brand, retain our existing customers, and increase net sales from existing customers. However, we may not be successful in increasing our net sales as a result of a number of factors, including:

∎	our inability to commercialize innovative and relevant products with the taste, nutritional content, quality, and value demanded by our customers and consumers;

∎	changes in consumer preferences, including trends impacting the H&W industry and the frozen food category;

∎	introduction of competitive products by other branded food companies, retailers, restaurants, and other industry participants;

∎	the pricing of our products and the products of our competitors;

∎	any decision by customers to reduce the number of our products they sell, or to limit their shelf space available for our products;

∎	greater reliance by certain retailers on private label products;

∎	our ability to fulfill orders in a timely manner;

∎	perceptions regarding the taste, nutritional content, quality, and value of our products relative to those of our competitors or other food products;

∎	our failure to effectively engage with customers or consumers through our advertising and marketing efforts, including through our social media presence;

∎	factors impacting our current or target customers, including bankruptcy or financial hardship, changes in business strategy or operations, or industry consolidation;

∎	regulatory matters impacting our products or the products of our competitors, including product recalls or seizures;

∎	incidence of food-borne illnesses, contamination or other food-safety incidents caused by our products, or involving our competitors, co-manufacturers, suppliers, or other business partners;

∎	the impacts and disruptions caused by the COVID-19 pandemic, or any similar pandemics or incidence of disease; or

∎	general economic factors, including discretionary spending, consumer confidence, interest rates, and unemployment rates.

Any factors that negatively impact our ability to attract customers and consumers to our brand, retain our existing customers, or increase net sales from existing customers, or that result in sales of our products increasing at a lower rate than expected, including factors that are beyond our control, could adversely affect our business, operating results, financial condition, and prospects. If we are unable to significantly increase our net sales, we may never achieve or sustain profitability, which would negatively impact our ability to execute our strategic plan and cause the trading price of our Class A common stock to decline.

We are subject to substantial customer concentration risk and our failure to retain existing customers would have an adverse effect on our business.

We have been and continue to be subject to substantial customer concentration risk. Our three largest retail customers during the year ended December 31, 2020 were Walmart, Kroger, and Costco. During the year ended December 31, 2019, Walmart and Kroger accounted for approximately 66% of our net sales, collectively. During the year ended December 31, 2020, Walmart, Kroger and Costco collectively accounted for approximately 57% of our net sales. These customers individually accounted for approximately 28%, 17% and 12% of our net sales, respectively, for the year ended December 31, 2020. For the six months ended June 30, 2021, Costco, Walmart, and Kroger represented approximately 85% of our net sales, collectively, and approximately 57%, 19%, and 9%, of our net sales, respectively. We do not have long-term contracts with our significant customers, any of which could discontinue their relationship with us or seek to modify their commercial terms with us. In addition, our customers are typically not required to purchase any minimum amount of our products. While our growth strategy involves retaining and increasing net sales from existing customers, we cannot guarantee that we will be successful in executing this strategy. The loss of any significant customer, the reduction of purchasing levels from any such customer, or the failure of any of these customers to purchase new products from us would have a material adverse impact our business, operating results and financial condition. For example, throughout 2020, we experienced a reduction of purchasing activity from many of our significant customers, as well as a decision by many retail customers to cancel or postpone shelf-resets, as a result of the impacts of the COVID-19 pandemic, which had a material adverse impact on our net sales and resulted in a decline in our growth rate.

In addition, our customer concentration risk exposes us to product concentration risk as our significant customers may choose to only purchase and provide shelf space for a limited number of our products. If this occurs, it could result in such products representing a large percentage of our net sales, and limit our ability to expand production of and gain market acceptance for new products. For example, we have experienced some concentration of sales of our bacon wrapped stuffed chicken and enchiladas through one of our significant retail customers. We cannot assure you that our significant customers will continue to favor these or other products they purchase from us over competitive products. Further, a significant customer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in business strategy or operations, introduction of competing products, or its management’s perceptions regarding the quality, value, or desirability of our products. Any factor adversely affecting sales of these products to our significant customers could have a disproportionate negative impact on our business.

Consolidation of customers, or the loss of a significant customer, could negatively impact our sales and profitability.

In recent years, retailers across the United States have consolidated, including within the geographic regions in which we sell our products. This consolidation has reduced the number of our target customers, while at the same time producing larger organizations with increased negotiating power that are often able to resist price increases, demand fixed commercial terms, operate with lower inventories, and decrease the number of branded products they carry, all of which could negatively impact our business. The consolidation of customers also increases the impact that the loss of a significant customer, or an adverse event affecting the business of a significant customer, could have on our business. Consequently, our operating results may fluctuate significantly in future periods based on the actions of one or more significant customers.

Pandemics, epidemics, or disease outbreaks, such as COVID-19, may disrupt our business, including, among other things, consumption and trade patterns, supply chain, and production processes, each of which could materially and adversely affect our business, financial condition and results of operations.

The actual or perceived effects of a pandemic, epidemic, disease outbreak, or similar widespread public health concern, such as COVID-19, could materially and adversely affect our business, financial condition, and results of operations. Pandemics, epidemics, or disease outbreaks may affect demand for our products because quarantines, or other government restrictions on movement, may cause erratic consumer purchase behavior. Governmental or societal impositions of restrictions on public gatherings, especially if prolonged, may have adverse effects on in-person traffic to retail stores. Even the perceived risk of infection or health risk may adversely affect traffic to our store-based retail customers and, in turn, our business, financial condition, and results of operations, particularly if any self-imposed or government-imposed restrictions are in place for a significant period of time.

The ongoing COVID-19 pandemic may continue to affect us and our co-manufacturers’, suppliers’, and customers’ ability to operate in certain regions, delay the development or launch of new products, disrupt the supply chain and manufacturing or shipment of our ingredients or products, or have other adverse effects on our business, financial condition, results of operations, and prospects. In connection with the ongoing COVID-19 pandemic, many of our retail customers canceled or postponed shelf-resets, which significantly impacted our net sales in the year ended December 31, 2020. Further, one of our key co-manufacturers experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in our inability to meet demand for certain products during the year ended December 31, 2020, which negatively impacted our financial condition and results of operations. In addition, during the six months ended June 30, 2021, we experienced high levels of absenteeism and turnover in our City of Industry Facility that we believe is a result of the COVID-19 pandemic, which caused significant production inefficiencies and an increase in our labor costs. Any factors that cause fluctuations in our labor costs could have a material impact on our cost of goods sold. Further, labor shortages that we believe have resulted from the pandemic may impact our production capacity, which may have a negative impact on our gross profit.

Although we have taken actions to mitigate the impacts of the COVID-19 pandemic, at this time we cannot predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on our business, financial condition, and operations, including our ability to successfully implement our growth strategy and obtain additional financing to achieve our strategic objectives. The impacts of the COVID-19 pandemic on our financial performance will depend on future developments, including the duration and spread of the pandemic and any variants, its impact on our business, manufacturing capacity, and other third parties with whom we do business, progress of vaccination efforts, and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, our business may be materially adversely affected.

We may not be able to compete successfully in our highly competitive market.

We are a frozen food company operating within the H&W industry, although we believe we compete with other conventional brands within the frozen food category. We operate in a highly competitive market with numerous brands and products competing for market share and limited shelf space from retail customers.

Within our market, we believe competition is primarily based on the following factors:

∎	product quality and taste;

∎	brand reputation, recognition, and loyalty;

∎	nutritional content and claims;

∎	product pricing;

∎	product variety;

∎	relationships with customers and access to retail shelf space; and

∎	advertising and marketing activity, including social media presence.

We compete with conventional brands within the frozen food category such as Conagra Brands, Inc., Kraft Heinz Company, Nestle S.A., and Tyson Foods, Inc., each of which have substantially greater financial and other resources, a broader assortment of product offerings, more established relationships with retailers, and products that are well-accepted in the marketplace. We also compete with H&W brands such as Amy’s Kitchen, Atkins, dr. Praeger’s, EVOL, Quest Nutrition, Saffron Road, and Tattooed Chef, which develop products that may include organic fruits and vegetables, antibiotic-free meat, grain-free alternatives, and natural colors and flavors. Each of these companies, as well as our other competitors, may have greater resources, longer operating histories, and greater brand visibility among consumers.

Generally, the food industry is dominated by multinational corporations and other well-established industry participants. We cannot be certain that we will successfully compete with competitors that have greater financial, marketing, product development and technical resources. Conventional food companies may acquire our competitors, or launch their own products that compete with our products, and they may be able to use their resources and scale to respond to changes in consumer preferences, address competitive pressures, reduce pricing, or increase promotional activity. Our retail customers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products and we may be unable to retain or expand our existing shelf space.

As a result of the intense competitive pressures in our industry, we may lose shelf space and market share, which may require us to lower prices, accelerate product development efforts, increase advertising and marketing expenditures, or increase the use of promotional campaigns, any of which would adversely affect our business, operating results and financial condition.

Consumer preferences for our products could change rapidly, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacture, marketing, and sale of frozen foods. These foods are subject to the requirements of the U.S. Food and Drug Administration (“FDA”) and other governmental agencies, including for claims that a product is “high in protein,” has no “added sugar,” and is made from nutrient-dense ingredients. Consumer preferences, and therefore demand for our products, could change rapidly as a result of a number of factors, including consumer demand for specific nutritional content, dietary habits, or restrictions, including a focus on lowering fat or sodium content, perceptions regarding food quality, concerns regarding the health effects of certain ingredients or macronutrient ratios, shifts in preferences for product attributes, laws and regulations governing product claims, brand reputation and loyalty, and product pricing. A significant shift in consumer demand away from our products, or towards competitive products, could limit our product sales, reduce our market share, and negatively impact our brand reputation, any of which could adversely affect our business, operating results, and financial condition.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to execute our growth strategy.

A key element of our growth strategy depends on our ability to develop and commercialize new products and make improvements to existing products that appeal to our existing customers and consumers, attract new customers and consumers to our brand, and meet our standards for taste, nutritional content, and quality. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the ability of our commercialization, sales, and marketing teams to develop and test product prototypes, and our success in introducing and marketing new products. Our sales and marketing team is continuously seeking to identify and develop new products that feature high nutritional content, build upon the quality of our current products, enhance our brand reputation and loyalty, and appeal broadly to consumers. Failure to develop and commercialize new products that appeal to consumers could result in a decrease in product sales, or a failure of our product sales to increase in line with our estimates, which would negatively impact our business, operating results, and financial condition. Additionally, the development and commercialization of new products requires substantial expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance.

Our community is instrumental to our product development approach as we rely extensively on our consumers to provide feedback on our products. For example, after our marketing team formulates our product prototypes, they are run through our consumer validation process referred to as RGF Labs, which is a targeted and diverse invitation-only subset of our consumer community. However, although we intend to invest in the development of our community, including RGF Labs, we may not be able to expand our community, successfully engage with consumers, or improve our consumer validation process. In addition, we cannot be certain that the information received from consumers will allow us to improve our products or launch products with a higher confidence of market acceptance. If we are unable to solicit meaningful product feedback from our consumers, or successfully grow our community or engage with consumers, it could harm our ability to launch new products and negatively impact our net sales.

We may not be able to successfully implement our growth strategy.

We have experienced periods of rapid growth since inception and expect to experience additional growth. The anticipated future growth and expansion of our business will place additional demands on our management team and operational infrastructure, and require significant resources to meet our needs, which may not be available in a cost-effective manner, or at all.

Our growth strategy requires us to expand our retail distribution, invest in our approach to grow our community, leverage our product development capabilities, and invest in production capacity and automation. Our ability to implement this strategy depends, among other things, on our ability to:

∎	strengthen our relationships with existing customers, and establish and build relationships with new customers;

∎	increase product sales to new and existing customers;

∎	manage and grow relationships with various co-manufacturers, suppliers, and other business partners;

∎	commercialize new products that meet our expectations, and the expectations of our customers and consumers, for taste, nutritional content, value, and quality;

∎	increase our manufacturing and production capacity in a cost-effective manner;

∎	respond to competitive pressures or other industry changes or trends;

∎	increase brand recognition and loyalty; and

∎	enhance our advertising and marketing efforts, including our social media presence.

We may not be successful in implementing our growth strategy for a number of reasons, including as a result of the other risks and uncertainties described elsewhere in this prospectus. If we are unable to implement any aspect of our strategy, we may never achieve or sustain profitability, which would negatively impact our business, harm our reputation, limit our access to capital, and result in a decline in the trading price of our Class A common stock.

If we fail to effectively expand our manufacturing facilities, distribution channels, and production capabilities, our business and operating results could be harmed.

Our growth strategy requires us to invest in our manufacturing facilities, expand our distribution channels, and enhance our production capabilities, while simultaneously enhancing our operational infrastructure to support our growth. However, there are risks associated with effectively scaling manufacturing facilities, distribution channels, production processes, and supply chain requirements. For example, we may face challenges building our manufacturing infrastructure, acquiring necessary equipment, or hiring manufacturing employees, and these challenges may be exacerbated as a result of a number of factors, including our limited operating history, increasing costs and wage rates, and the impacts and disruptions caused by the COVID-19 pandemic.

Further, we must accurately forecast demand for our products, potentially over an extended period of time, in order to ensure we have adequate available manufacturing and production capacity. Our forecasts, however, will be based on multiple assumptions that may prove to be inaccurate. If we underestimate our demand, it would limit our ability to plan for and obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) in order to meet the actual demand for our products, which could result in the loss of sales and harm to our reputation. If we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and experience higher costs and reduced operating margins. If we do not accurately align our manufacturing capacity and production capabilities with our current or future demand, or if we experience disruptions or delays in scaling our manufacturing facilities, our business, operating results, and financial condition may be materially adversely affected.

Loss of one or more of our co-manufacturers, or our failure to identify new co-manufacturers, could harm our business and impede our growth.

For the year ended December 31, 2020, all of our products were manufactured at various facilities operated by our co-manufacturers located in City of Industry, California; Valencia, California; Marietta, Georgia; Manteno, Illinois; Earth City, Missouri; and Nogales, Mexico. Subsequent to December 31, 2020, we ceased manufacturing our products at the facilities located in Valencia, California and Manteno, Illinois. In addition, we entered into a series of agreements pursuant to which we agreed to operate our City of Industry Facility, including subleasing the facility, acquiring certain equipment and inventory located at the facility, and hiring certain employees. For additional information, refer to the section entitled “Business—Facilities.”

Our growth strategy involves the enhancement of our overall manufacturing and production capabilities. While we expect to increase production at our City of Industry Facility over time, we also expect to continue to rely on our co-manufacturers to provide us with a portion of our production capacity for the foreseeable future, and we may identify new co-manufacturers to provide additional capacity or flexibility.

We do not currently have manufacturing contracts with our co-manufacturers. Because of the absence of such contracts, any of our co-manufacturers could seek to alter or terminate its relationship with us at any time, potentially leaving us with periods during which we have reduced manufacturing and production capacity. If we need to replace a co-manufacturer, there can be no assurance that additional capacity will be available in a timely manner and in the quantities required, that our quality control requirements will be met, or that the commercial terms will be favorable. If we fail to replace a co-manufacturer, we may be required to reduce our overall production, or increase our production by a smaller amount than forecasted, which could result in loss of sales and reputational harm. Further, an interruption in, or the loss of operations at, one or more of our co-manufacturing facilities, which may be caused by work stoppages, contamination, disease outbreaks, terrorism, fire, earthquakes, flooding, tornadoes, hurricanes, tsunamis, or other natural disasters, could delay, postpone, or reduce production of our products, which could have a material adverse effect on our business until such time as such interruption is resolved or an alternate source of production is secured. As an example, during the year ended December 31, 2020, the original sublessor of our City of Industry Facility, one of our largest co-manufacturers during the period, experienced financial hardship such that it was not able to secure trade credit or working capital from its suppliers or lenders, which we believe was a result of the COVID-19 pandemic. In response to these challenges, this co-manufacturer shut down its facility and was unable to fill our orders, which negatively impacted our ability to produce enough products to meet demand and resulted in lower net sales during the year ended December 31, 2020.

We believe there are a limited number of high-quality co-manufacturers that can meet our pricing requirements and quality control standards, and as we seek to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. In the past, we have encountered difficulties identifying additional or alternative co-manufacturers who are able to meet our requirements and standards, and we may experience similar difficulties in the future. The loss of one or more co-manufacturers, any disruption or delay at a co-manufacturer, or any failure to identify and engage co-manufacturers to increase production capacity, could delay or postpone the production of our products, or reduce our overall production capacity, either of which could have a material adverse effect on our business, operating results, and financial condition.

As our business grows, we may not be able to obtain ingredients in sufficient quantities to meet the demand for our products.

Our ability to meet demand for our products and increase our net sales depends in part on our ability to arrange for the purchase of sufficient quantities of ingredients that meet our quality control and pricing requirements. We do not have long-term contracts with our suppliers, any of which could discontinue their relationship with us or seek to modify their commercial terms with us. Further, certain of the ingredients used in our products, including poultry and dairy products, are considered food commodities that are subject to fluctuations in pricing and availability. We are not assured of continued supply or current pricing of ingredients.

Events that adversely affect our suppliers could impair our ability to obtain the ingredients necessary to meet demand. Such events could include facilities disruptions, food disease, contamination, financial hardships, or work stoppages, as well as natural disasters or other catastrophic occurrences. We continuously seek alternative sources of ingredients to use in our products, but we may not be successful in these efforts. If we need to replace an existing supplier, there can be no assurance that supplies of ingredients will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner, or meet our quality control standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet demand, our operating costs could increase and our net sales could decrease, which would have a material adverse impact on our operating results.

We rely on our suppliers to meet our quality standards and to supply ingredients and other products in a timely and safe manner, and in accordance with our product specifications. We have developed and implemented a series of measures to ensure the safety and quality of our third-party supplied products, including using contract specifications, certificates of identity for some products or ingredients, sample testing by suppliers, and sensory based testing. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with products that are inconsistent with our specifications, below our quality standards, improperly labeled, or unsafe for consumption. If this was to occur, in addition to the risks associated with negative customer and consumer experiences, we could face the possible seizure or recall of our products, or the imposition of civil or criminal sanctions, any of which could have an adverse impact on our business.

The price of food commodities and packaging materials is volatile and may increase significantly, which would adversely affect our operating results.

We purchase large quantities of ingredients to manufacture our products, including food commodities such as poultry and dairy products. The price of these commodities is volatile and can increase significantly based on a number of factors beyond our control, including consumer demand, harvesting decisions, incidence of disease, adverse weather conditions, natural disasters, and public sentiment. For example, at various times in the past, there has been social and political pressure to implement changes to the supply chain for certain agricultural products, including poultry, which could result in significant increases in the cost of the affected products. In addition, we purchase and use significant quantities of cardboard, film, and plastic to package our products. The costs of these products may also fluctuate based on a number of factors beyond our control, including changes in the competitive environment, availability of substitute materials, and macroeconomic conditions. Volatility in the prices of commodities and other supplies we purchase could significantly increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover some or all of the increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our raw material and packaging costs, if we are unable to increase our prices to fully or partially offset the increased costs, or if such price increases reduce our sales volumes, then such cost increases will adversely affect our operating results.

We will require additional financing to achieve our goals, and a failure to obtain this capital when needed may force us to change our strategic plans.

Since our inception, substantially all of our resources have been dedicated to the commercialization of our products, the development of our brand and social media presence, and the growth of our operational infrastructure. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we seek to expand our retail distribution, invest in our approach to grow our community, leverage our product development capabilities, and invest in production capacity and automation.

In light of our growth strategies, and our anticipated operating expenses, and capital expenditures, we expect to require additional financing to achieve our goals. Our future capital requirements may depend on many factors, including:

∎	our historical and projected financial condition, operating results, and liquidity;

∎	our ability to increase sales to new and existing customers, and the gross margins associated with those sales;

∎	the loss of one or more key customers, co-manufacturers, suppliers, or other business partners;

∎	expenses associated with advertising and marketing activities, including the expansion of our social media presence;

∎	our ability to develop and commercialize new products, and market acceptance of those products;

∎	our ability to increase shelf space for our products;

∎	product pricing;

∎	the impact of discounts, rebates, or promotional activity;

∎	product mix;

∎	expenses associated with manufacturing, distribution, and production capabilities;

∎	contractual commitments and requirements for ingredients;

∎	expenses associated with attracting and retaining personnel;

∎	the costs associated with being a public company;

∎	the amount of indebtedness owed by RGF, LLC, and its ability to satisfy debt service obligations or refinance the indebtedness;

∎	the timing of, and costs associated with, any acquisitions of companies or assets; and

∎	the impacts and disruptions caused by the COVID-19 pandemic, or any other pandemics, epidemics, disease outbreak, or similar widespread public health concern on our business and operating results.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Our ability to raise additional financing may be negatively impacted by a number of factors, including our limited operating history, recent and projected financial results, perceptions about the dilutive impact of financing transactions, the competitive environment in our industry, uncertainties regarding the regulatory environment in which we operate, and conditions impacting the capital markets more generally, including economic conditions, inflation, interest rates, political instability, natural disasters, incidence of illness or disease, or other events beyond our control.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, we may incur significant financing or debt service costs, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders.

If adequate funds are not available to us on a timely basis, we may be required to change our strategic plans, including by postponing product development activities, delaying investments in our manufacturing or production facilities, and reducing capital expenditures, any of which could impede our growth and prevent us from achieving our strategic objectives.

RGF, LLC’s indebtedness, and the agreements governing such indebtedness, subject it to required debt service payments, as well as financial restrictions and operating covenants, any of which may reduce our financial flexibility and affect our ability to operate our business.

From time to time, RGF, LLC has financed its liquidity needs in part from borrowings made under various credit agreements. As of June 30, 2021, RGF, LLC owed (i) $8.0 million under a revolving line of credit established pursuant to a loan and security agreement (as amended, the “PMC Loan Agreement”) with PMC Financial Services Group, LLC (“PMC”), (ii) $2.1 million under a capital expenditure line of credit established pursuant to the PMC Loan Agreement, (iii) $4.5 million in principal pursuant to a term loan agreement with PMC representing seller financing for the acquisition of the manufacturing business of SSRE Holdings, LLC, and (iv) $1.2 million under loan and security agreements (the “PPZ Loan”) with PPZ, LLC (“PPZ”), which is a Member of RGF, LLC. In May, 2021, RGF, LLC issued the 2021 Notes, of which $34.1 million was used to repay amounts that had been owed pursuant to the PMC Loan Agreement. In addition, on January 4, 2021 RGF, LLC entered into a transfer agreement with LO Entertainment, LLC (“LO Entertainment”) to sublease the City of Industry Facility and take possession of the equipment and inventory on the premises in exchange for deferred payments totaling $12.5 million. Of this amount, contingent consideration of $10.0 million is payable upon the sale, liquidation, or disposition of substantially all of RGF, LLC’s membership interests.

RGF, LLC’s credit agreements contain certain financial restrictions, operating covenants, and debt service requirements. Its failure to comply with obligations under these credit agreements, or inability to make required debt service payments, could result in an event of default under the agreements. A default, if not cured or waived, could permit a lender to accelerate payment of the loan, which could have a material adverse effect on our business, operations, financial condition, and liquidity. Further, if RGF, LLC’s debt is accelerated, we cannot be certain that funds will be available to pay the debt or that RGF, LLC will have the ability to refinance the debt on terms satisfactory to us or at all. If RGF, LLC is unable to repay or refinance the accelerated debt, it could become insolvent and seek to file for bankruptcy protection, which would have a material adverse impact on our financial condition. Since the principal asset of RGF, Inc. is expected to be a controlling equity interest in RGF, LLC, we do not expect that RGF, Inc. will have any independent means of generating cash flow from operations sufficient to make debt service payments on behalf of RGF, LLC.

In addition, the covenants in RGF, LLC’s credit agreements could limit our ability to engage in transactions that would be in our best interest, or otherwise respond to changing business and economic conditions, and may therefore have a material impact on our business. For example, RGF, LLC’s borrowings will require debt service payments, which could require us to divert funds identified for other purposes, such as capital expenditures, to such debt service payments. Further, if RGF, LLC cannot generate sufficient cash flow from operations to service its debt, it may need to refinance the debt, dispose of its assets, or reduce or delay expenditures. Alternatively, RGF, Inc. may be required to issue equity to obtain necessary funds, which would be dilutive to our stockholders. We do not know whether RGF, Inc. or RGF, LLC would be able to take any of these actions on a timely basis or at all.

RGF, LLC’s current or future level of indebtedness could affect our operations in several ways, including the following:

∎

the covenants contained in current or future agreements governing outstanding indebtedness may limit our ability to borrow additional funds, refinance debt, dispose of assets, and make certain investments;

∎	debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

∎	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

∎

a significant level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

∎	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, or other purposes.

For additional information refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness,” as well as Note 1 to our audited financial statements included elsewhere in this prospectus.

Our recurring net losses and the significant amount of our indebtedness could raise doubts regarding our ability to continue as a going concern.

We have experienced net losses in every period since our inception. In the years ended December 31, 2019 and 2020, we incurred net losses of $14.2 million and $15.6 million, respectively. In the six months ended June 30, 2020 and 2021, we incurred net losses of $7.5 million and $10.3 million, respectively. We may incur significant losses in future periods, and we cannot assure you that we will achieve or sustain profitability over any particular period of time. In addition, we have limited capital resources and a significant amount of indebtedness. As of June 30, 2021, we had $654 thousand in cash, current debt obligations of $0.6 million, convertible debt obligations of $35.4 million and long-term debt obligations of $9.8 million. Additionally, as of June 30, 2021, RGF, LLC had current and long-term business acquisition liabilities of $1.5 million and $13.7 million, respectively. While we have taken a number of actions designed to enhance our liquidity and alleviate doubt regarding our ability to continue as a going concern, there is no guarantee that these actions, or any other actions we may pursue in the future, will be successful.

In the event we do not consummate this offering, or if this offering does not constitute a “Qualified Public Transaction” pursuant to the 2021 Notes Agreement, our ability to continue as a going concern will be contingent on our ability to repay or extend the maturity date of the 2021 Notes or to amend the terms of conversion of the 2021 Notes. While we believe, based on prior discussions, that it is probable that the various investors party to the 2021 Notes would agree to extend the maturity date of the 2021 Notes or otherwise amend the 2021 Notes Agreement if no Qualified Public Transaction has occurred, there can be no assurance this will occur. If the maturity date of the 2021 Notes is not extended or terms of conversion of the 2021 Notes are not amended, we would be required to repay or refinance the amount owed pursuant to the notes. If we are unable to generate sufficient cash flow from operations to repay the 2021 Notes, we may need to seek to borrow additional funds, dispose of our assets, or reduce or delay capital expenditures. We may not be able to accomplish any of these alternatives on acceptable terms, or at all. There is no guarantee that we will be successful in negotiating an extension of the maturity date of the 2021 Notes and, if we fail to do so, we would be required to repay or refinance the amount owed pursuant to the 2021 Notes Agreement.

If we are unable to generate sufficient cash flow from operations to repay the 2021 Notes, we may need to seek to borrow additional funds, dispose of our assets, or reduce or delay capital expenditures. We may not be able to accomplish any of these alternatives on acceptable terms, or at all, in which case we may be unable to continue as a going concern. Further, even if we are successful in consummating this offering, we may be required to seek additional equity or debt financing in order to meet our future liquidity requirements and pursue our strategic objectives. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, operating results, and financial condition could be adversely affected.

For additional information refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness,” as well as Notes 1 and 8 to our audited financial statements included elsewhere in this prospectus.

Our quarterly results may fluctuate significantly, and period-to-period comparisons of our results may not be meaningful.

Our quarterly results, including our net sales, operating expenses, operating margins, and profitability, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. Accordingly, the results of any one quarter should not be viewed as a prediction or indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business.

Factors that may cause fluctuations in our quarterly results include, but are not limited to:

∎	our ability to retain our existing customers, and expand sales of our products to our existing customers;

∎	our ability to attract new customers and consumers to our brand, the type and amount of products purchased, and the cost of acquisition;

∎	the mix of our products sold during the period, and the gross margins associated with those sales;

∎	changes in our pricing policies, or those of our competitors;

∎	the amount and timing of discounts, rebates, or promotional activity;

∎	the amount and timing of costs and operating expenses related to the expansion of manufacturing capacity, distribution channels, production capabilities, and operational infrastructure;

∎	the amount and timing of costs and operating expenses associated with developing and commercializing new products;

∎	the amount and timing of costs and operating expenses related to the acquisition of businesses, assets, technologies, or intellectual property rights;

∎	the timing and impact of any security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

∎	the timing and costs associated with legal or regulatory actions;

∎	changes in the competitive dynamics of our industry, including consolidation among customers, co-manufacturers, suppliers, or competitors;

∎	loss of our executive officers or other key employees;

∎	trends and conditions impacting the H&W industry, and the frozen food category in particular;

∎

the impacts and disruptions caused by the COVID-19 pandemic, or any other pandemics, epidemics, disease outbreak, or similar widespread public health concern on our business and operating results, or incidence of disease; and

∎	general economic, political, social, and market conditions.

Fluctuations in quarterly results, or for any other period, may negatively impact the value of our Class A common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results, or results for any other period, fall below the expectations of investors or any securities analysts who follow our stock, or below any guidance we may provide, the trading price of our Class A common stock could decline substantially.

Food-borne illnesses or other food safety incidents, or advertising or product mislabeling, may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs, and reducing demand for our product offerings.

Selling food for human consumption involves legal and other inherent risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury, or death related to allergens, food-borne illnesses or other food safety incidents (including food tampering or contamination) caused by products we sell, or involving our co-manufacturers or suppliers, could result in the discontinuance of sales of these products, or of our relationships with such co-manufacturers or suppliers, or otherwise result in increased operating costs, regulatory enforcement actions, or harm to our reputation. Shipment of adulterated or mislabeled products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence, or other lawsuits, including consumer class action lawsuits or lawsuits brought by states’ attorneys general or other consumer protection agencies. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which could materially harm our liquidity.

The occurrence of food-borne illnesses or other food safety incidents could also adversely impact the availability of affected ingredients, which could result in higher costs, disruptions in supply, and loss of sales. Further, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our customers, our co-manufacturers, or our suppliers to conduct a recall in accordance with the FDA or U.S. Department of Agriculture (“USDA”) regulations, or comparable laws in other jurisdictions where our products may be sold. Food recalls could result in significant losses due to their costs, destruction of product inventory, loss of sales, adverse impact on our brand and reputation, potential loss of existing co-manufacturers, suppliers or customers, and potential negative impact on our ability to attract new customers. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale product tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products, as well as product substitution. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, operating results, and financial condition.

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, operating results and financial condition.

We believe our customers and consumers rely on us to provide them with high-quality, nutrient-dense products. Therefore, real or perceived quality or food safety concerns, or failures to comply with applicable food regulations and requirements, whether or not based on fact, and whether or not involving us or our co-manufacturers or suppliers, could cause negative publicity and reduced confidence in our brand or products, which could have a material adverse effect on our business, operating results, and financial condition. Although we believe we have an appropriate quality control process, there can be no assurance that our products will always comply with the standards we set for our products or applicable food regulations. In addition, while we seek to impose quality control requirements on our co-manufacturers, we cannot guarantee that the products they produce for us will comply with our standards or applicable regulations.

We have no control over our products once purchased by consumers. Accordingly, consumers may store or prepare our products in a manner that is inconsistent with our directions or store our products for longer than approved periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and we could experience a reduction in product sales, either of which would have an adverse impact on our business.

Any loss of confidence on the part of customers or consumers in the ingredients used in our products, the claims we make about our products, or the safety and quality of our products, would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as an H&W brand within the frozen food category and may significantly reduce our brand value.

If we fail to grow the value and enhance the visibility of our brand, our business could suffer.

While we believe we have a strong brand reputation, a key component of our growth strategy involves growing the value and enhancing the visibility of our “Realgood Foods Co.” brand. Our ability to maintain, position and enhance our brand will depend on a number of factors, including the market acceptance of our current and future product offerings, the nutritional content of our products, food quality and safety, quality assurance, our advertising and marketing efforts, and our ability to build relationships with customers and consumers. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is often based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, co-manufacturers, suppliers, or consumers, could significantly reduce the value of our brand and harm our business.

Our success depends in part on the effectiveness of our digital marketing strategy and the expansion of our social media presence, but there are risks associated with these efforts.

Our digital marketing strategy is integral to our business, as well as to the achievement of our growth strategies. Maintaining, positioning, and enhancing our brand will depend in part on the success of our marketing efforts. As part of these efforts, we rely on social media and other digital marketing to retain customers, attract new customers and consumers to our brand, and enhance the overall visibility of our brand in the market. However, there are a variety of risks associated with these efforts, including the potential for negative comments about or incidents involving us, whether or not accurate, as well as the potential for the improper disclosure of proprietary information about us or consumers. In addition, there is a risk of the U.S. Federal Trade Commission (“FTC”), or other government agency, or other litigation claiming that our marketing does not meet applicable legal requirements or guidance, is not truthful, is misleading, or is deceptive to consumers. Further, the growing use of social and digital media may increase the speed and extent that information, or misinformation, and opinions about us and our products can be shared. For example, many social media platforms immediately publish content created or uploaded by their participants, often without filters or checks regarding the accuracy of the content posted. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation, as well as our significant social media presence. In addition, the misuse of social media and digital marketing vehicles by us, our employees, customers, consumers, social media influencers, or business partners could increase our costs, lead to litigation, or result in negative publicity that could damage our reputation. If we do not maintain and enhance the favorable perception of our brand, we may not be able to increase product sales, which could prevent us from achieving our strategic objectives.

Our reliance on third-party warehousing and logistics companies is subject to risks, which could negatively impact our operating results.

We currently rely upon third-party warehousing and logistics companies for our product shipments. Our utilization of these services is subject to a number of risks, including facility disruptions, equipment failures, space constraints, appointment availability, work stoppages, adverse weather conditions, and natural disasters, any of which could result in delays in the delivery of our products to customers, which could result in the loss of sales or liability under our customer agreements. In addition, factors such as competitive pressures, increasing wage rates, and rising fuel costs could result in changes to existing commercial arrangements with such warehousing or logistics companies that could negatively impact our operating results. Further, we periodically change warehousing or logistics companies, which could result in logistical difficulties that could adversely affect deliveries. Moreover, if we were to change business partners, we may not be able to obtain favorable commercial terms, which could adversely affect our operating results.

Any failure to adequately store, maintain and deliver our products could materially adversely affect our business, reputation, financial condition, and operating results.

Our ability to adequately store, maintain, and deliver our products is critical to our business. Keeping our food products frozen at specific temperatures maintains food safety. In the event of extended power outages, labor disruptions, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our third-party warehouses or delivery trucks, or other circumstances, our inability to store inventory at freezing temperatures could result in significant product inventory losses, as well as increased risk of food-borne illnesses and other food safety incidents. Improper handling or storage of food by a customer, without any involvement or fault of ours or our retail customers, could result in food-borne illnesses, which could result in negative publicity and harm to our brand and reputation. Further, we contract with third-party warehousing and logistics companies to conduct certain processes and operations on our behalf. Any failure by these business partners to adequately store, maintain, or transport our products could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, reputation, financial condition, and operating results.

Our estimates of market opportunity and growth forecasts are subject to significant uncertainty and, even if the markets in which we compete meet or exceed our size estimates, we could fail to increase our net sales or market share.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates. For example, some of our market opportunity estimates are based on independent industry publications and other publicly available information, as well as other information based on our internal sources. While our estimates of market opportunity and expected growth were made in good faith and are based on assumptions we believe to be reasonable in light of currently available information, these estimates may not prove to be accurate. Assessing the market for H&W brands within the frozen food category is particularly difficult due to a number of factors, including uncertainties with respect to defining clear market segmentation, limited available information, and rapid evolution of the market. If we had made different assumptions, our estimates of market opportunity could have been materially different. For example, we use CAGR and penetration as measures to determine brand performance within our industry. While we believe that these are useful measures to determine brand performance within in our industry, they should not be read as a future guarantee of our performance in future periods. In addition, even if the markets in which we compete meet or exceed the size estimates in this prospectus, our business could fail to grow in line with our forecasts, or at all, and we could fail to increase our net sales or market share. Our future growth will depend on many factors, including our success in executing our business strategies, which are subject to numerous risks and uncertainties, including the other risks and uncertainties described elsewhere in this prospectus. Accordingly, estimates of market opportunity in this prospectus should not be viewed as predictions or indications of our actual future growth.

Our net sales growth rate may slow over time and may not be indicative of future performance.

Although our business has grown rapidly since we commenced commercial sales in 2016, our historical net sales growth should not be considered to be indicative of our future performance. In future periods, our net sales growth may slow or our net sales could decline due to a number of factors, including changing consumer preferences, increased competition, reduced market growth, reduced demand for our products, failure to commercialize new products, failure to acquire new customers or consumers, and inability to capitalize on growth opportunities. If we fail to achieve net sales growth rates in line with our forecasts, it would have a negative impact on our operating results, and could prevent us from achieving our strategic objectives.

Failure to retain our senior management may adversely affect our operations.

Our success and future growth depend in part on the continued services of our senior management, including Bryan Freeman, our Executive Chairman, Gerard G. Law, our Chief Executive Officer, and Akshay Jagdale, our Chief Financial Officer. These executives are responsible for determining the strategic direction of our business and executing our growth strategy. They are also critical to our ability to attract and retain employees, including additional skilled management personnel. From time to time, there may be changes in our senior management personnel or other key employees resulting from the hiring or departure of these personnel, which may disrupt our business. Our executive officers and other key employees are generally employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of the services of any of these personnel could have a material adverse effect on our business, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed negatively by employees, customers, investors or business partners, which could harm our reputation. Further, we do not currently carry key-person life insurance for our senior management personnel.

Our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the creativity, teamwork, focus, and innovation fostered by our culture.

Our corporate culture focuses on trust and respect, relentless product innovation and improvement, as well as transparency, accountability, and ownership. We believe that our culture has been and will continue to be a key contributor to our success. If we do not continue to develop our corporate culture or maintain our core values as we grow and evolve, we may be unable to foster the creativity, teamwork, focus, and innovation we believe we need to support our growth. Any failure to preserve our culture could negatively affect our ability to recruit and retain personnel, effectively drive product innovation, and achieve our strategic objectives. Our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

If we are unable to attract, train, and retain employees, our business may be adversely impacted.

Our ability to execute our growth plan and achieve our strategic objectives depends in part upon our ability to attract, train, and retain a sufficient number of qualified employees (including contract employees hired through professional employer organizations (“PEOs”)) who can manage our business, oversee our manufacturing operations, and establish credibility with our customers, co-manufacturers, suppliers, and other business partners. In particular, in order to increase our manufacturing and production capabilities, it will be critical for us to substantially increase the number of employees within our manufacturing operations. However, competition for qualified employees (including contract employees) is intense within our industry and the geographic regions in which we operate, and we and our co-manufacturers have experienced challenges hiring and retaining employees as a result of a number of factors, including upward pressure on wages, the increased mobility of the workforce, and the impacts of the COVID-19 pandemic. If we are unable to attract and retain the personnel necessary to execute our growth plan, we may be unable to achieve our strategic objectives.

Substantially all of the employees within our warehouse and production functions are employed by professional employer organizations, which exposes us to certain risks that could adversely affect our business.

We contract with several PEOs that administer our human resources, payroll, and employee benefits functions for substantially all of our warehouse and production employees, which we sometimes refer to as contract employees. Our PEOs recruit and select these contract employees to fulfill our hiring needs, and each of these employees is an employee-of-record of the relevant PEO. As a result, these contract employees are compensated through the relevant PEO, are governed by the work policies created by such PEO, and receive their annual wage statements and other payroll- or labor-related reports from such PEO. This relationship permits our management to focus on operations and profitability rather than payroll administration, but it also exposes us to certain risks. For example, if a PEO fails to adequately withhold or pay employer taxes, or to comply with other laws, we may be liable for such violations, and any applicable indemnification provisions with a PEO may not be sufficient to insulate us from those liabilities. Any legal or administrative proceedings related to matters of employment tax, labor law and other laws applicable to arrangements we have with our PEOs could distract management from operating our business and cause us to incur significant expenses, either of which could adversely affect our business. In addition, our PEOs have experienced challenges attracting and retaining employees, which has limited their ability to provide us with access to the number of contract employees we require to achieve our strategic objectives.

Any disruption at one of our facilities could adversely affect our business and operating results.

Our corporate offices are located in Cherry Hill, New Jersey, and our primary manufacturing facility is located in City of Industry, California. We take precautions to safeguard our facilities, including by acquiring insurance, adopting health and safety protocols, and utilizing off-site storage of computer data. However, vandalism, power outages, terrorism or a natural disaster, such as an earthquake, fire, flood, hurricane, tsunami, or other catastrophic event, could damage or destroy our facilities and inventories, cause substantial delays in our operations, result in the loss of key information, result in reduced sales, and cause us to incur additional expenses. If our manufacturing equipment or inventories were to be damaged, we may be unable to meet our contractual obligations to customers or demand for our products, and we may not be able to predict when we could repair the equipment or replace the inventory, which could have a material adverse impact on our operating results. Further, our insurance coverage may not be sufficient to provide coverage with respect to the damages incurred in any particular case, and our insurance carrier may deny coverage with respect to all or a portion of our claims. Regardless of the level of insurance coverage or other precautions taken, damage to our facilities may have a material adverse effect on our business.

Climate change may negatively affect our business and operations.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability of, or increased pricing for, certain ingredients that are necessary for the manufacturing of our products. In particular, we rely heavily on the use of certain food commodities in our products, including poultry and dairy products, and climate change could exacerbate pricing volatility associated with these products, particularly with regards to impacts on farming operations. Any factors that result in decreased availability of poultry or dairy products, including as a result of changes in consumer demand, incidence of disease, adverse weather conditions, governmental regulations, or public sentiment, could result in a significant increase in the price of these products, which could have a material adverse impact on our operating results.

Future acquisitions or investments could disrupt our business and harm our financial condition.

In the future, we may pursue acquisitions of companies or assets to expand our manufacturing or production capacity, develop our supply chain, expand our distribution channels, enhance our operational infrastructure, or otherwise make investments that we believe will help us achieve our strategic objectives. We do not have significant experience negotiating or completing acquisitions or investments, or integrating acquired companies or assets and would be forced to engage and rely upon business advisors for guidance in this area. We may not be able to find suitable acquisition candidates and, even if we do, we may not be able to complete acquisitions on favorable terms, in a timely manner, or at all. If we do complete acquisitions, we may not achieve our intended goals or realize anticipated benefits. Pursuing acquisitions and any related integration process will require significant time and resources and could divert management time and focus from operation of our business, and we may not be able to manage the process successfully. Any acquisitions we complete could be viewed negatively by our customers, co-manufacturers, suppliers or other business partners. In addition, an acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting ongoing operations and subjecting us to increased expenses or other liabilities, any of which would adversely impact our business. Moreover, we may be exposed to unknown liabilities related to the acquired company or assets, and the anticipated benefits of any acquisition, investment, or business relationship may not be sufficient to offset the impact of these liabilities. To pay for any such acquisitions or investments, we would have to use cash, incur debt, or issue equity securities, each of which may negatively affect our financial condition or value. If we incur debt, it would result in debt-service obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. If we issue equity, it would result in dilution to our existing stockholders, and the securities we issue could have rights that are superior to our Class A common stock. Our acquisition strategy could require significant management attention, disrupt our business, and cause us to incur significant costs, any of which would negatively impact our operating results and financial condition.

We may experience difficulties with our new enterprise resource planning system.

We are in the process of implementing a new ERP system that will be used to manage our business and summarize our operating results. The implementation of the new ERP system has required, and will continue to require, the investment of significant financial and human capital resources. We may not be able to successfully complete the full implementation of the ERP system without experiencing difficulties, in particular as a result of our limited experience implementing such systems and limited access to qualified information technology personnel. Any disruptions, delays, or deficiencies in the design and implementation of the new ERP system could adversely affect our ability to manufacture products, process orders, deliver products, provide customer support, fulfill contractual obligations, track inventories, or otherwise operate our business. It is also possible that the migration to a new ERP system could adversely impact the effectiveness of our internal control over financial reporting, which could lead to material weaknesses or significant deficiencies in our controls.

Claims, legal proceedings, and other disputes could divert our management’s attention, have a negative impact on our reputation, expose us to significant liabilities, and make it more difficult to obtain insurance coverage.

From time to time, we may be party to various claims, legal proceedings, and other disputes. We evaluate these matters to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Even when not merited, the defense of legal proceedings may divert our management’s attention, and we may incur significant expenses in defending these matters. The results of legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these proceedings may result in adverse monetary damages, penalties, or injunctive relief against us, which could have a material adverse effect on our operating results, financial condition, and liquidity. Any legal proceedings or other disputes, even if fully indemnified or insured, could have a negative impact on our reputation, and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Further, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions and caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and amount of our recovery.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, and, to the extent we ever expand our operations internationally, we will become subject to similar foreign anti-corruption and anti-bribery laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies, their employees and third-party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. Any violation of the FCPA, or other applicable anti-corruption laws and anti-bribery laws, even if inadvertent, could result in whistleblower complaints, regulatory investigations, severe criminal or civil sanctions, significant legal fees and fines, and other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could harm our business, operating results, and financial condition.

The failure to comply with economic sanctions laws can subject us to substantial negative consequences.

Economic sanction laws in the United States and other jurisdictions may prohibit us from transacting with or in certain countries and with certain individuals and companies. In the United States, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces laws, executive orders and regulations establishing U.S. economic and trade sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities, and individuals identified by OFAC. In addition, certain programs administered by OFAC prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities have been specifically identified by OFAC. Any violation of U.S. economic sanctions laws could result in regulatory investigations, severe criminal or civil sanctions, significant legal fees and fines, and other sanctions and remedial measures, any of which could harm our business operations and financial condition.

Risks Related to Our Structure

Our ability to pay taxes and expenses, including payments under the Tax Receivable Agreement, may be limited by our structure.

Upon the consummation of this offering, the principal asset of RGF, Inc. will be a controlling equity interest in RGF, LLC. As such, RGF, Inc. is not expected to have any independent means of generating net sales. RGF, LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of the RGF, LLC Units, including RGF, Inc. Accordingly, RGF, Inc. will incur income taxes on RGF, Inc.’s allocable share of any net taxable income of RGF, LLC and incur expenses related to our operations. Pursuant to the Operating Agreement, RGF, LLC will make cash distributions to the holders of RGF, LLC Units in an amount intended to be sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of RGF, LLC that is allocated to them, to the extent previous tax distributions from RGF, LLC have been insufficient. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect will be substantial. We intend to cause RGF, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. RGF, LLC’s ability to make such distributions may be subject to various limitations and restrictions. RGF, Inc. is expected to be a holding company with no operations and will rely on RGF, LLC to provide it with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (as a result of RGF, LLC’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the Tax Receivable Agreement), we may need to borrow funds, which could have a material adverse impact on our business, operating results, financial condition, and liquidity. To the extent we are unable to make payments under the Tax Receivable Agreement for three months resulting in a default, such unpaid amounts generally will be deferred and will accrue interest at a rate equal to the Secured Overnight Financing Rate, as reported by the Wall Street Journal (“SOFR”) (or 0.25%, if greater), plus 500 basis points, until paid by us.

Under the Tax Receivable Agreement, we will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges of Class B Units for shares of our Class A common stock are expected to produce favorable tax attributes for us. Upon the exchange of such Class B Units for Class A common stock, both the existing tax basis and anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this existing and increased basis. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account.

Upon the closing of this offering, RGF, Inc. will be a party to the Tax Receivable Agreement. Under that agreement, we generally will be required to pay to the existing owners of RGF, LLC approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (i) certain tax attributes that are created as a result of the exchanges of their Class B Units for shares of our Class A common stock, (ii) any existing tax attributes associated with their LLC Units, the benefit of which is allocable to us as a result of the exchanges of their Class B Units for shares of our Class A common stock (including the portion of RGF, LLC’s existing tax basis in its assets that is allocable to the Class B Units that are exchanged), (iii) tax benefits related to imputed interest, and (iv) payments under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with future exchanges of Class B Units as described above would aggregate to approximately $92.4 million over 15 years from the date of this offering based on an assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming all future exchanges would occur on the date of the consummation of this offering at such initial public offering price. Under such scenario, we would be required to pay the other parties to the Tax Receivable Agreement approximately 85% of such amount, or $78.5 million, over the 15-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings that we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of exchange and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the Tax Receivable Agreement, and will be dependent on our generating sufficient future taxable income to realize the benefit. Payments under the Tax Receivable Agreement are not conditioned on RGF, LLC’s existing owners’ continued ownership of us after this offering. These payments confer significant benefits to the Members and will reduce cash provided by tax savings that would otherwise have been available to us to fund our operations and service our debt obligations. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement.”

The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of Class B Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable, the portion of our payments under the Tax Receivable Agreement constituting imputed interest and any changes in the relevant tax law. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the Tax Receivable Agreement and the circumstances. Any such benefits are covered by the Tax Receivable Agreement and will increase the amounts due thereunder. In addition, the Tax Receivable Agreement will provide for interest, at a rate equal to the greater of (a) 0.25%, and (b) SOFR, plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the Tax Receivable Agreement. Any late payments that accrue for greater than three months following the due date (without extensions) may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to SOFR (or 0.25%, if greater), plus 500 basis points, until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge our existing tax basis, a tax basis increase or other tax attributes subject to the Tax Receivable Agreement, if any, or if subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the attributes to which the Tax Receivable Agreement relate.

In certain cases, payments under the Tax Receivable Agreement to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that (i) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreement in a bankruptcy or otherwise, or (ii) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the agreement (whether or not Class B Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the benefits arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

Additionally, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the benefits arising from the tax deductions, tax basis, and other tax attributes subject to the Tax Receivable Agreement. Furthermore, the Tax Receivable Agreement will determine the tax savings by excluding certain tax attributes the use of which we obtain after the closing date of this offering as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements that we enter into in connection with such acquisitions.

As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreement, and (ii) if we materially breach a material obligation under the agreement or if we elect to terminate the agreement early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and a discount rate equal to the lesser of (i) 5.5%, compounded annually and (ii) SOFR, plus 100 basis points, we estimate that we would be required to pay $83.7 million in the aggregate under the Tax Receivable Agreement. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement.”

In certain circumstances, RGF, LLC will be required to make distributions to RGF, Inc. and the existing owners of RGF, LLC and the distributions that RGF, LLC will be required to make may be substantial.

RGF, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its Class A Units and Class B Units, including RGF, Inc. Pursuant to the Operating Agreement, RGF, LLC will make pro rata cash distributions, or tax distributions, to the owners of Class A Units and Class B Units in an amount intended to be sufficient to allow each of the LLC Unit holders to pay taxes on such holder’s allocable share of the cumulative taxable income, reduced by cumulative taxable losses, to the extent previous tax distributions from RGF, LLC have been insufficient.

Funds used by RGF, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that RGF, LLC will be required to make may be substantial, and will likely exceed (as a percentage of RGF, LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing owners of RGF, LLC, as well as the use of an assumed tax rate in calculating RGF, LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to RGF, LLC, the existing owners of RGF, LLC would benefit from any value attributable to such accumulated cash balances as a result of their ownership of our Class A common stock following an exchange of their Class B Units. For additional information, refer to the section entitled “The Reorganization.”

We will not be reimbursed for any payments made to our existing investors under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

If the IRS challenges the tax basis that give rise to payments under the Tax Receivable Agreement and the tax basis is subsequently disallowed, the recipients of payments under that agreement will not reimburse us for any payments we previously made to them. Instead, any such disallowance would be taken into account in determining future payments under the Tax Receivable Agreement and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis are disallowed, our payments under the Tax Receivable Agreement could exceed our actual tax savings, and we may not be able to recoup payments under the Tax Receivable Agreement that were calculated on the assumption that the disallowed tax savings were available.

We are controlled by our existing owners, whose interests may differ from those of our public stockholders.

Immediately following this offering and the application of the net proceeds from this offering, the Members (our owners prior to the consummation of this offering along with the Fidelity Investors), in the aggregate, will control approximately 76% of the combined voting power of our Class A common stock and Class B common stock. As a result, based on their ownership of RGF, Inc. voting stock, such owners, in the aggregate, will have the collective ability to elect all of the members of the RGF, Inc. board of directors, and thereby to control RGF, Inc.’s management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of the RGF, Inc. board of directors or a change of control of our Company that could deprive our RGF, Inc. stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our Company and might ultimately affect the trading price of Class A common stock.

In addition, immediately following the consummation of this offering and the application of the net proceeds from this offering, the Members, including the Fidelity Investors holding Class B Units, will own 76% of the LLC Units, taking into account the Class A Units and Class B Units together. Because they hold their ownership interest in our business through RGF, LLC rather than through the public company, these existing owners may have conflicting interests with RGF, Inc. public stockholders.

For example, RGF, LLC’s existing owners may have different tax positions from RGF, Inc., which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new indebtedness or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we entered in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners’ tax or other considerations even where no similar benefit would accrue to us. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement.”

Risks Related to Our Regulatory Environment

Our operations are subject to regulation by the FDA, USDA, and other federal, state, and local authorities in the U.S., and in any other jurisdictions in which we may sell our products, and there is no assurance that we will be in compliance with all laws and regulations.

Our operations are subject to extensive regulation by the FDA, USDA, and other federal, state, and local authorities in the U.S. and in any other jurisdictions in which we may sell our products. Specifically, for products manufactured or sold in the U.S., we are subject to the requirements of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, nutritional value, composition and ingredients, packaging, labeling, and safety of food. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“GMPs”), and supplier verification requirements. Our processing facilities, including those of our co-manufacturers, are subject to periodic inspection by foreign, federal, state, and local authorities. We do not control the manufacturing processes of, and rely upon our co-manufacturers for compliance with, GMPs for the manufacturing of our products that they conduct. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA, USDA, or other regulatory authorities, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, result in our co-manufacturers’ inability to continue manufacturing for us, or result in a recall of our product, that have already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA, USDA, or another regulatory authority determines that we or our co-manufacturers, suppliers, or other business partners have not complied with applicable regulatory requirements, our business may be adversely impacted.

We seek to comply with applicable laws and regulations through expert personnel with experience to ensure quality-assurance compliance and contracting with third-party laboratories that conduct analyses of new products to establish nutrition labeling information and to help identify certain potential contaminants before distribution. Our existing compliance structures may be insufficient to address the current or changing regulatory environment. This may result in gaps in compliance coverage or the omission of necessary new compliance activity. Failure by us or our co-manufacturers to comply with applicable laws and regulations, or maintain permits, licenses, or registrations relating to our or their operations, could subject us to civil remedies or penalties, including fines, injunctions, product recalls, warning letters, or restrictions on the marketing or manufacturing of products, as well as potential criminal sanctions, any of which could result in increased operating costs and reputational harm. In addition, changes to laws, regulations, or policies applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, operating results, and financial condition.

The manufacture, labeling, distribution, and marketing of food products is highly regulated, and any changes in existing laws or regulations, or failure to comply with such laws and regulations, could increase our costs and otherwise adversely affect our business.

The manufacture and marketing of food products is highly regulated. We, our co-manufacturers, and our suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the U.S., we are subject to regulation by various governmental agencies, including the FDA, USDA, FTC, Occupational Safety and Health Administration, and Environmental Protection Agency, as well as various state and local agencies. For example, California currently enforces legislation commonly referred to as “Proposition 65” that requires that “clear and reasonable” warnings be given to consumers who are exposed to chemicals known to the

State of California to cause cancer or reproductive toxicity. We may be adversely impacted by litigation or other actions relating to Proposition 65 or future legislation that is similar. We are also regulated outside the U.S. by various international regulatory bodies. In addition, we are subject to certain standards, such as Global Food Safety Initiative standards. We could incur costs, including fines, penalties, and third-party claims, because of any actual or alleged violations of such requirements.

We are subject to detailed and complex requirements for how our products may be labeled and advertised, which may also be supplemented by guidance from governmental agencies. Generally speaking, these requirements divide information into mandatory information that we must present to consumers and voluntary information that we may present to consumers. Packaging, labeling, disclosure, and advertising regulations may describe what mandatory information must be provided to consumers, where and how that information is to be displayed physically on our products or elsewhere, the terms, words or phrases in which it must be disclosed, and the penalties for non-compliance. Voluntary statements made by us or by certain third parties, whether on package labels or otherwise, can be subject to FDA regulation, FTC regulation, USDA regulation, state and local regulation, foreign regulation, or any combination of the foregoing. These statements may be subject to specific requirements, subjective regulatory evaluation, and legal challenges by plaintiffs. These regulations can be confusing and subject to conflicting interpretations. Guidelines, standards and market practice for, and consumer understanding of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of food products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements. Governmental entities, including the FDA and USDA, may disagree with our use of “low carbohydrate” claims on our website, may determine such claims are impermissible, and may determine that our website’s general use of the terms “high in protein,” “grain-free,” and “gluten-free” for our products generally, rather than for the specific products to which they apply, requires revisions to our website and related enforcement actions. Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health, and other claims related to food products, and plaintiffs have commenced legal actions against a number of companies that market food products positioned as “natural” or “healthy,” asserting false, misleading and deceptive advertising and labeling claims, including claims related to such food being “all natural” or claiming that they lack any genetically modified ingredients. We have been subject to at least one such claim, and could become subject to future similar claims and lawsuits. Should we become subject to additional similar claims or actions, consumers may avoid purchasing products from us or seek alternatives and our management may have to devote significant time on the defense of such claims, even if the basis for any such claim is unfounded, and the cost of defending against any such claims could be significant. If the basis for any claim is founded, we may update our packaging labels and materials, which would require us to incur significant cost. The occurrence of any of the foregoing risks could materially adversely affect our business, operating results, and financial condition.

The regulatory environment in which we operate could change significantly and adversely in the future. For example, any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. Any changes in existing laws or regulations, the adoption of new laws or regulations, or evolving interpretations of existing laws or regulations, could increase our costs and, in the event of non-compliance, result in civil remedies, including fines, injunctions, or product recalls, as well as potential criminal sanctions, any of which may adversely affect our business, reputation, operating results, and financial condition.

Even inadvertent, non-negligent or unknowing violations of federal, state, or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, operating results, and financial condition.

The FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law’s requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA, or applicable state or local laws, leaves us vulnerable to a variety of civil and criminal penalties. Failure to comply with laws and regulations could materially adversely affect our business, operating results, and financial condition.

Failure by our co-manufacturers or suppliers of ingredients to comply with food safety laws, or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our co-manufacturers or suppliers fail to comply with food safety laws, or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, our co-manufacturers are required to maintain the quality of our products and comply with our product specifications. In the event of actual or alleged non-compliance, we may be forced to find alternative co-manufacturers or suppliers and we may be subject to lawsuits or other disputes related to such non-compliance by our co-manufacturers and suppliers. As a result, our finished products or supply of ingredients could be disrupted, or our costs could increase, either of which would adversely affect our operating results. The failure of our co-manufacturers to produce products that conform to our quality standards or product specifications could adversely affect our reputation, and result in product recalls, product liability claims, and reduced product sales. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of ingredients or product inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business.

In some instances we may be responsible or held liable for the activities and compliance of our co-manufacturers and suppliers, despite having limited visibility into their operations. Although we seek to appropriately select our co-manufacturers and suppliers, they may fail to adhere to regulatory standards, our safety and quality standards, our product specifications, or labor and employment practices, and we may fail to identify deficiencies or violations.

We are subject to international laws and regulations that could adversely affect our business.

We are currently subject to international laws and regulations where we manufacture our products, and to the extent we commence selling and distributing our products internationally, we will become subject to additional laws and regulations. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising, and distribution of these products. If regulators determine that the labeling or composition of any of our products is not in compliance with applicable laws or regulations, or if we or our co-manufacturers otherwise fail to comply with applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, product recalls, warning letters, restrictions on the marketing or manufacturing of the products, as well as potential criminal sanctions, which would harm our business, operating results, financial condition, and reputation. In addition, enforcement of existing laws and regulations, and changes to existing legal or regulatory requirements, may result in increased compliance costs that could adversely affect our business.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations, or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees (including our employees that are employed through our PEOs), consultants, or independent contractors will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations of laws and regulations. Legal claims, government investigations, or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition, and operating results.

Risks Related to Our Intellectual Property, Information Technology, and Privacy

We may not be able to protect our intellectual property and proprietary technology adequately, which may impact our commercial success.

We believe that our intellectual property and proprietary technology has substantial value and has contributed significantly to the success of our business. We rely on a combination of copyrights, trademarks, trade dress, trade secrets, and trademarks laws, as well as confidentiality agreements and other contractual restrictions, to protect our intellectual property. However, these legal means afford only limited protection and may not adequately protect our intellectual property or permit us to gain or keep any competitive advantage.

Our trademarks, including our Realgood Foods Co. logo, are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations, and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends in part upon our ability to protect and preserve our intellectual property.

Our confidentiality agreements with our employees, consultants, independent contractors, co-manufacturers, and suppliers, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our co-manufacturers and suppliers. As a result, we may not be able to prevent others from using similar formulations, which could adversely affect our business. In addition, we have not historically obtained confidentiality agreements or invention assignment agreements from all employees and consultants, which could impact our ability to protect our intellectual property and proprietary technology.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future, or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect customers’ or consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liability, force us to cease use of certain trademarks or other intellectual property, or force us to enter into licenses with others.

We rely on information technology systems and any damage to, or failure or interruption of, those systems could have a material adverse effect on our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications, and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies, and loss of sales, any of which could harm our business. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances, some of which are beyond our control, including fire, natural disasters, systems failures, viruses, and security breaches. Any such failure, damage, or interruption could have a material adverse effect on our business.

Cybersecurity incidents, or real or perceived errors, failures, or bugs in our systems or other technology disruptions or failure to comply with laws and regulations relating to privacy and the protection of data relating to our confidential information or our customers’ and consumers’ personal information could negatively impact our business, our reputation and our relationships with customers.

Our continued success depends in part on our systems, applications, and software continuing to operate to meet the changing needs of our customers. We rely on our technology for substantially all aspects of our business operations. We use mobile applications, social networking, and other online activities to connect with our customers, consumers, co-manufacturers, suppliers, and employees. Our business involves the storage and transmission of numerous classes of sensitive or confidential information and intellectual property, including customers’, consumers’, and suppliers’ information, private information about employees, and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that enhance our operations and cost structure, potentially including acquisitions, we may also be required to expand and improve our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. Like all technology and information systems, such use gives rise to cybersecurity risks, including security breaches, espionage, system disruption through material errors, failures, vulnerabilities, or bugs, particularly when new features or capabilities are released, theft, and inadvertent release of information. Our technology and information systems may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware, and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays, or website or mobile app shutdowns. For example, in 2018 we were subject to a phishing attack, which resulted in an unauthorized third party accessing our servers, and we could experience similar incidents in the future, particularly as hackers utilize increasingly sophisticated measures to bypass information security systems. Electronic security attacks designed to gain access to personal, sensitive, or confidential data are constantly evolving, and such attacks continue to grow in sophistication. If we fail to assess and identify cybersecurity risks associated with new initiatives or acquisitions, we may become increasingly vulnerable to such risks. While we have implemented measures to prevent such security breaches and cyber incidents, our preventative measures and incident response efforts may not be effective. The theft, destruction, loss, misappropriation, or release of sensitive or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, reputational harm, violation of privacy laws, loss of customers, and liability, all of which could have a material adverse effect on our business, operating results, and financial condition. Additionally, as a result of a breach or other security incident, we could be subject to demands, claims, and litigation by private parties and investigations, related actions, and penalties by regulatory authorities. Moreover, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state, and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information.

In addition, we are subject to numerous federal, state, local and foreign laws, rules, and regulations relating to the collection, processing, storing, sharing, disclosure, use, and security of personal information and other data. We are also potentially subject to specific contractual requirements contained in agreements with third parties governing our use and protection of personal information and other data. We strive to comply with applicable laws, policies, legal, and contractual obligations and industry standards relating to privacy and data protection, to the extent possible. Nevertheless, such laws, regulations, and other obligations may require us to change our business practices and may negatively impact our ability to expand our business and pursue business opportunities. We may incur significant expenses to comply with the laws, regulations, and other obligations that apply to us. Additionally, the privacy- and data protection-related laws, rules, and regulations applicable to us may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, new laws, rules, and regulations could be enacted with which we are not familiar or with which our practices do not comply.

Several jurisdictions have passed new laws and regulations in this area that apply to us now or may apply in the future as we grow and expand, and other jurisdictions are considering imposing additional restrictions. Examples include the California Consumer Privacy Act (the “CCPA”), which came into effect on January 1, 2020, and the recently passed California Privacy Rights Act (the “CPRA”), which amends the CCPA and has many provisions that will go into effect on January 1, 2023. The CPRA will impose additional obligations on companies covered by the legislation and will significantly modify the CCPA, including through expanding consumers’ rights with respect to sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Further, we must also comply with laws on advertising, including the Telephone Consumer Protection Act and the Telemarketing Sales Rule and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003.

In addition to privacy and data security requirements under applicable laws, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processors fail to comply with the PCI-DSS, we may incur significant fines or liability and lose access to major payment card systems. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Further, if we expand into Europe, we may also face additional particular privacy, data security, and data protection risks in connection with requirements of the General Data Protection Regulation (E.U.) 2016/679 (the “GDPR”), and other data protection regulations. Among other stringent requirements, the GDPR restricts transfers of personal data outside of the E.U. to countries deemed to lack adequate privacy protections (such as the United States), unless an appropriate safeguard specified by the GDPR is implemented. Currently, there is considerable uncertainty as to how to comply with the GDPR with respect to cross-border transfers.

Any failure, or perceived failure, by us to comply with any federal, state, local, or foreign privacy or consumer protection-related laws, rules, regulations or other principles or orders to which we may be subject, or other legal obligations relating to privacy or consumer protection, could adversely affect our reputation, brand, and business, and may result in claims, investigations, proceedings, or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations or cease using certain data sets.

Risks Related to Being a Public Company

The requirements of being a public company will increase our expenses, strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and skilled employees.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq listing standards, as well as other applicable securities rules and regulations. The Securities and Exchange Commission (the “SEC”), Nasdaq, and other regulators continue to adopt new rules and regulations, and make changes to existing rules and regulations, that will require our compliance. Further, factors such as increased stockholder activism, the rising prominence of stockholder rights groups, the current volatile political environment, and the current high level of government intervention and regulatory reform, may lead to new laws or regulations, new interpretations of existing laws or regulations, and additional governance obligations, all of which may lead to additional compliance costs, disclosure requirements and management oversight.

Compliance with these rules and regulations may cause us to incur additional accounting, legal, and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under securities laws, as well as rules and regulations implemented by the SEC and Nasdaq, particularly after we are no longer an “emerging growth company” or a “smaller reporting company.” We expect these rules and regulations to increase our legal and financial compliance costs and make some activities more time-consuming and costly, while also diverting management’s time and attention from executing our growth strategies.

Further, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers or other key employees.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant reporting obligations and regulatory oversight, and the continuous scrutiny of investors and analysts. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results and financial condition.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

∎	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

∎	reduced disclosure about our executive compensation arrangements;

∎	exemption from the requirements to hold non-binding advisory votes on executive compensation;

∎	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

∎	exemption from complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer,” with more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K), or (iii) the date on which we have issued more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We cannot predict if investors will find our Class A common stock less attractive because we rely on these reduced reporting obligations. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock, which could have an adverse impact on the trading price of our Class A common stock and cause the trading price to be more volatile.

We are a “smaller reporting company,” and the reduced disclosure requirements applicable to smaller reporting companies may make our Class A common stock less attractive to investors.

We are also a “smaller reporting company” under applicable SEC rules, meaning that the market value of our Class A common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million, or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our Annual Report on Form 10-K, and we may take advantage of reduced disclosure obligations regarding executive compensation.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired and investors may lose confidence in our financial reporting, which could cause the trading price of our Class A common stock to decline.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort. We are in the process of upgrading our information technology systems and implementing additional financial and management controls, reporting systems and procedures in order to improve our control environment and comply with the public reporting requirements under the Exchange Act. Additionally, the rapid growth of our operations and this offering have created a need for additional resources within our accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a public company. While we have hired additional resources in the accounting and finance functions and have started implementing our ERP system, we continue to assess the sufficiency of existing personnel in response to these increasing demands and expectations, and we expect to incur significant expenses to hire additional personnel. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls, which may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

Commencing with our second Annual Report on Form 10-K that we will file after becoming a public company, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to expend significant resources to develop the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we will take to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner.

Further, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first Annual Report on Form 10-K required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

Any failure to maintain internal control over financial reporting could inhibit our ability to accurately report our financial condition, operating results, or liquidity. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have material weaknesses or significant deficiencies in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the trading price of our Class A common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weaknesses, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to this Offering and Ownership of Our Class A Common Stock

No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to list our Class A common stock on Nasdaq, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them, and may reduce the trading price of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares, and may impair our ability to acquire other companies or assets by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters for this offering and may not be indicative of the future trading price of our Class A common stock.

The trading price of our Class A common stock may be volatile, and you may be unable to sell your shares at or above the offering price.

The trading prices of the securities of other newly public companies, including companies in the food industry, have historically been volatile. The trading price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations as a result of numerous factors, including:

∎	actual or anticipated fluctuations in our financial condition, operating results, and liquidity;

∎	any guidance we may provide to the public, any changes in this guidance, or our failure to meet this guidance;

∎	announcements of new products by us or our competitors, and competition from new or existing products;

∎	market conditions or trends in the H&W industry, and in the frozen food category in particular;

∎	economic conditions and trends in the geographic locations in which we operate and where our products are sold;

∎	addition or loss of significant customers, co-manufacturers, suppliers or other business partners;

∎	new laws or regulations applicable to our business or products, or changes to the interpretation of existing laws or regulations;

∎	actual or anticipated changes in our growth rate and financial performance relative to our competitors;

∎	announcements of significant acquisitions, strategic partnerships, or joint ventures by us or our competitors;

∎	announcement or expectation of additional financing efforts;

∎	additions or departures of executive officers or other key personnel;

∎	operating results relative to the expectations of securities analysts and other market participants, and the issuance of new or updated research or reports by such parties;

∎	fluctuations in the valuation of companies perceived by investors to be comparable to us;

∎	outcome of litigation, regulatory matters, enforcement actions, or other disputes that may arise;

∎	the expiration of contractual lock-up agreements with our executive officers, directors, and equity holders;

∎	sales of our Class A common stock, including by our executive officers, directors, or large stockholders;

∎	the size of our public float and factors impacting the trading volume of our Class A common stock;

∎	the impacts and disruptions caused by the COVID-19 pandemic, or any other pandemics, epidemics, disease outbreak, or similar widespread public health concern on our business and operating results; and

∎	general economic, industry, and market conditions.

The trading price of our Class A common stock may also fluctuate as a result of the other risks and uncertainties described elsewhere in this prospectus, and other factors beyond our control.

Further, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the trading prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations may negatively impact the trading price of our Class A common stock. If the trading price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In the past, companies that have experienced volatility in the trading of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, could cause our share price to fall.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of our Class A common stock intend to sell shares, could reduce the trading price of our Class A common stock. Upon the closing of this offering, we will have 6,002,575 shares of our Class A common stock outstanding (or 6,802,575 shares, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and 19,015,824 authorized but unissued shares of our Class A common stock that would be issuable upon redemption or exchange of Class B Units. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (“Securities Act”), except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Subject to the restrictions set forth in the lock-up agreements entered into by each of our directors, the selling stockholder, and officers and substantially all of our equity holders in connection with this offering, as described elsewhere in this prospectus, outstanding shares of our Class A common stock may be freely sold in the public market at any time to the extent permitted by Rules 144 and 701 under the Securities Act, or to the extent that such shares have already been registered under the Securities Act and are held by non-affiliates.

We intend to enter into the Registration Rights Agreement with the Members, other than the Fidelity Investors, pursuant to which the shares of Class A common stock issued upon redemption or exchange of Class B Units held by such Members will be eligible for resale, subject to certain requirements and limitations set forth therein. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

We also intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock issued or issuable under the 2021 Plan and the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period.

If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

Future sales and issuances of our Class A common stock, or securities convertible into or exercisable for our Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the trading price of our Class A common stock to decline.

We may issue additional securities following the closing of this offering. In the future, we may sell shares of our Class A common stock, or securities convertible into or exercisable for our Class A common stock, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue shares of our Class A common stock to directors, officers, employees, and consultants pursuant to our equity incentive plans. If we sell shares of our Class A common stock, or securities convertible into or exercisable for our Class A common stock, in subsequent transactions, or if shares of our Class A common stock are issued pursuant to our equity incentive plans, investors may be materially diluted. In addition, new investors in such subsequent transactions could receive securities with rights senior to those of holders of our Class A common stock.

Our management has broad discretion in the use of the net proceeds received by the Company in this offering and may not use the net proceeds effectively.

RGF, Inc. will use the proceeds from its sale of its Class A common stock in this offering to purchase the Class A Units. Accordingly, we will not retain any of these proceeds. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, increase our brand awareness, and facilitate access to the public equity markets for us and our equity holders. RGF, LLC primarily intends to use the net proceeds that it receives from RGF, Inc. from this offering for working capital and other general corporate purposes, which may include research and development and marketing activities, general and administrative matters, and capital expenditures. In addition, RGF, LLC intends to use the net proceeds for the repayment of the full amount owed pursuant to the PPZ Loan, and may use a portion of the proceeds for the acquisition of, or investment in, businesses or assets that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

Our management will have broad discretion over the use of the net proceeds from this offering. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, and financial condition will be adversely impacted, and we may not be able to achieve our strategic objectives.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock, which on an adjusted basis was $(10.81) per share of our Class A common stock as of June 30, 2021. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of our Class A common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our Class A common stock that are outstanding or that we may issue in the future are exercised, converted, or exchanged, or we issue additional shares of our Class A common stock at prices lower than our net tangible book value at such time. For additional information, refer to the section entitled “Dilution.”

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and cause the trading price of our Class A common stock to decline.

Our Certificate of Incorporation and our amended and restated bylaws (“Bylaws”) will contain provisions that could delay or prevent a change of control of our Company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

∎	providing for a classified board of directors with staggered, three-year terms;

∎	authorizing our board of directors to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay a change of control;

∎	prohibiting cumulative voting in the election of directors;

∎	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

∎

prohibiting the adoption, amendment or repeal of our Bylaws or the repeal of the provisions of our Certificate of Incorporation regarding the election and removal of directors without the required approval of at least 66-2/3% of the shares entitled to vote at an election of directors;

∎	prohibiting stockholder action by written consent;

∎	limiting the persons who may call special meetings of stockholders; and

∎	requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”) govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our Certificate of Incorporation and Bylaws and under the DGCL could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our Class A common stock, and result in the trading price of our Class A common stock being lower than it would be without these provisions.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware and federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

∎	any derivative action or proceeding brought on our behalf;

∎	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, or agents to us or our stockholders;

∎	any action asserting a claim against us arising pursuant to any provision of the DGCL, our Certificate of Incorporation, or our Bylaws;

∎	any action to interpret, apply, enforce, or determine the validity of our Certificate of Incorporation or Bylaws; and

∎	any action asserting a claim against us that is governed by the internal affairs doctrine;

provided, that with respect to any derivative action or proceeding brought on our behalf to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United States of America. Our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

We have never paid dividends on our Class A common stock and we do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our Class A common stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings if any, to service debt, fund over growth, develop our business, fund working capital needs, and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors should rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment in our Class A common stock. Further, the PMC Loan Agreement contains negative covenants that limit the ability of RGF, LLC to make distributions to RGF, Inc., which limits the ability of RGF, Inc. to declare or pay dividends to its stockholders. Any future loan agreements entered into by RGF, LLC may contain similar restrictions that may have the effect of limiting or preventing RGF, Inc. from declaring or paying dividends. For additional information, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If securities or industry analysts do not initiate coverage over us, ceases coverage of us, or issues an adverse or misleading opinion regarding us or our business, the trading price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about our business. If one or more of these analysts does not initiate coverage over us, ceases coverage of us, or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price and trading volume of our Class A common stock to decline. Moreover, if any of the analysts who cover us issues an adverse or misleading opinion regarding our business, or our stock performance, or if our operating results fail to meet the expectations of analysts or the investor community, one or more of the analysts who cover us may change their recommendations regarding our business, and the trading price of our Class A common stock could decline.

Risks Related to Accounting and Tax Matters

Changes in tax laws or regulations that are applied adversely to us in the various tax jurisdictions to which we are subject could increase the costs of our products and harm our operating results.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our business, operating results, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fines, and penalties, and interest for past amounts deemed to be due, any of which would harm our operating results.

Changes in existing financial accounting standards or practices may require us to restate our reported financial results or harm our operating results.

GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Adoption of such new standards and any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could lead to regulatory enforcement actions, cause investors to lose confidence in our financial reports, and result in a decline in the trading price of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, statements regarding:

∎	our limited operating history and significant operating losses;

∎

our ability to (i) increase our net sales from existing customers and acquire new customers; (ii) retain our customers; (iii) compete successfully in our industry; (iv) respond to new trends and changes in consumer preferences; (v) introduce new products or successfully improve existing products; (vi) implement our growth strategy; (vii) effectively expand our manufacturing and production capacity; (viii) retain our co-manufacturers and identify new co-manufacturers; (ix) obtain ingredients in sufficient quantities to meet demand for our products; or (x) obtain financing to achieve our goals to develop and commercialize new products, invest in our manufacturing facilities, and expand our product offerings;

∎	the impact of the COVID-19 pandemic on our supply chain and consumer behaviors;

∎	our structure and its impact on our ability to meet our financial obligations, including payments under the Tax Receivable Agreement;

∎	the requirements of becoming a public company;

∎	failure or interruption of our data systems; and

∎

cybersecurity incidents, or real or perceived errors, failures, or bugs in our systems or other technology disruptions or failure to comply with laws and regulations relating to privacy and the protection of data relating to our confidential information or our customers’ personal information.

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will continue,” “will likely result,” “will,” and similar expressions, as they relate to our Company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated in or implied by the forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated in or implied by in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

In addition, the words “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

THE REORGANIZATION

Reorganization

In connection with the consummation of this offering, we will consummate the following reorganization, which we refer to as the Reorganization:

∎

we will amend and restate RGF, LLC’s existing operating agreement effective as of the consummation of this offering to, among other things: (i) appoint RGF, Inc. as the Managing Member and, (ii) replace the membership interests currently held by the Members such that (a) all of the Class A Units will be owned exclusively by RGF, Inc., (b) exchange existing profits interest awards for Class B Units and Class B common stock in relation to the agreed upon value of such profits interest awards as determined by the unanimous written consent of all the Members and holders of profits interest units, and (c) all of the Class B Units will be owned exclusively by the Members in proportion to their percentage of ownership interests in RGF, LLC immediately prior to the consummation of this offering;

∎	we will amend and restate our Certificate of Incorporation to, among other things, provide for Class A common stock and Class B common stock;

∎	we will issue shares of Class B common stock to the Members on a one-to-one basis with the number of Class B Units they own, for nominal consideration;

∎

we will issue shares of our Class A common stock and Class B common stock to the Fidelity Investors by converting those certain convertible promissory notes with an aggregate principal amount of $35.0 million issued by RGF, LLC to the Fidelity Investors in May 2021 pursuant to the 2021 Notes Agreement to shares of Class A common stock and Class B common stock pursuant to the Conversion Agreement;

∎

we will issue 5,333,333 shares of our Class A common stock to the purchasers in this offering, or 5,800,000 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock;

∎

the selling stockholder will sell 333,333 shares of our Class A common stock to the purchasers in this offering if the underwriters exercise in full their option to purchase additional shares of our Class A common stock;

∎

RGF, Inc. will use all of the net proceeds it receives from this offering to acquire Class A Units from RGF, LLC at a purchase price per Class A Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing 76% of RGF, LLC’s outstanding units, including both Class A Units and Class B Units, following this offering, or approximately 73% if the underwriters exercise their option to purchase additional shares of Class A common stock for at least that number of shares;

∎	RGF, LLC intends to use the proceeds from the sale of Class A Units to RGF, Inc. as described in the section entitled “Use of Proceeds,” including for general corporate purposes and working capital;

∎

the Members will hold Class B Units, which have pro rata economic interests, meaning rights to receive distributions or dividends, in whatever form, from RGF, LLC, but no voting or other control rights in RGF, LLC, which will be solely managed by RGF, Inc., and will have no economic interests in RGF, Inc. despite their ownership of Class B common stock;

∎

the Members will also hold Class B common stock, which will have no economic interests in RGF, Inc. but will vote together with the Class A common stock as to all matters upon which votes of RGF, Inc. stockholders are required;

∎

the Members will not be permitted to transfer any interest in Class B Units unless approved in writing by the Managing Member or pursuant to one of the following exceptions: (i) exchanges or redemptions permitted by the Exchange Agreement, (ii) transactions that terminate the existence of a Member for income tax purposes but do not terminate the existence of such Member under applicable state law, (iii) transfers to the applicable Member’s affiliates, and (iv) a transfers by any Member to such Member’s spouse, any lineal ascendants or descendants or trusts or other entities in which such Member or Member’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Class B Units) 50% or more of such entity’s beneficial interests; provided, however, that (a) such transfer restrictions will continue to apply to Class B Units after any such permitted transfer, (b) transferees must agree in writing to be bound by the provisions of the Exchange Agreement and the Operating Agreement, and (c) such Member (or any subsequent transferee of such Member) shall be required to also transfer the fraction of its remaining Class B common stock ownership corresponding to the proportion of such Member’s (or subsequent transferee’s) Class B Units that were transferred in the transaction to such transferee;

∎

Pursuant to the Exchange Agreement, prior to the effectiveness of the registration statement of which this prospectus forms a part, (i) the holders of Class B Units (and certain permitted transferees) may, subject to the terms of the Exchange Agreement, exchange Class B Units for shares of Class A common stock on a one-for-one basis or, at our option, redeem such Class B Units for cash; (ii) in connection with any such exchange or redemption, a holder of Class B Units being so exchanged or redeemed would deliver to us an equivalent number of shares of Class B common stock, which would be canceled; and (iii) additional Class A Units, equivalent to the amount of Class B Units so exchanged or redeemed, will then be issued to RGF, Inc. and, thus, RGF, Inc.’s interest in RGF, LLC will be proportionally increased; and

∎

RGF, Inc. will enter into (i) the Tax Receivable Agreement with RGF, LLC and the Members, other than the Fidelity Investors, and (ii) the Registration Rights Agreement with the Members, other than the Fidelity Investors, regarding the terms and conditions upon which shares of Class A common stock issued to the Members upon the exchange of their Class B Units would be registered for future sale. Although the actual timing and amount of any payments that we make to the Members under the Tax Receivable Agreement will vary, we expect those payments will be substantial. These payments confer significant benefits to the Members and will reduce cash provided by tax savings that would otherwise have been available to us to fund our operations and service our debt obligations. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity—Tax Receivable Agreement.”

Pursuant to the terms of the Exchange Agreement, and in connection with an election by one or more of the Members, collectively, to exchange Class B Units into shares of our Class A common stock, we will also have the option to, in lieu of issuing Class A common stock, instead make a cash payment to such Member to redeem such Class B Units equal to a volume weighted average market price of one share of Class A common stock for each Class B Unit the Member has elected to exchange (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) in accordance with the terms of the Operating Agreement. Any decision to make a cash payment to a Member would not affect such Member’s continuing obligation to deliver, and the subsequent cancelation of, the equivalent amount of such Member’s shares of Class B common stock. Any decision by us to make a cash payment to redeem Class B Units will be made by our independent directors (within the meaning of Nasdaq listing standards) who are disinterested. Although the actual timing and amount of any payments that we make to Members pursuant to the Exchange Agreement will vary, we expect those payments will be substantial. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity.”

Our corporate structure following this offering, as described above, is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of RGF, LLC that is allocated to the Members will be taxed on a flow-through basis and therefore will not be subject to corporate income taxes at the entity level. Additionally, because the Members may exchange their Class B Units for shares of our Class A common stock or, at our option, redeem such Class B Units for cash, the Up-C structure also provides the Members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. For additional information, refer to the section entitled “Description of Capital Stock.” For a discussion of certain risks related to the Reorganization, refer to the section entitled “Risk Factors—Risks Related to Our Structure.”

We will receive the same benefits as the Members on account of our ownership of Class A Units in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. As we exchange our Class A common stock for additional Class B Units from the Members under the mechanism described above, we will obtain a step-up in tax basis in our share of RGF, LLC’s assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We expect that RGF, Inc. will enter into the Tax Receivable Agreement with RGF, LLC and each of the Members other than the Fidelity Investors that will provide for the payment by us to the Members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in tax basis resulting from the exchange of Class B Units, and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement.

For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, refer to the section entitled “Certain Relationships and Related-Party Transactions.”

Organizational Structure Following this Offering

Immediately following the consummation of the Reorganization, including this offering:

∎	RGF, Inc. will be a holding company and its principal asset will be Class A Units it purchases from RGF, LLC;

∎	RGF, Inc. will be the Managing Member and will operate and control all of the business and affairs of RGF, LLC;

∎

our Certificate of Incorporation and Operating Agreement will require that we at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by RGF, Inc. and the number of Class A Units owned by RGF, Inc.;

∎

RGF, Inc. will hold 6,002,575 Class A Units representing 24% of the economic interest in RGF, LLC, or 27% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, where “economic interests” means the right to receive any distributions, whether cash, property or securities of RGF, LLC, in connection with Class A Units;

∎

the purchasers in this offering, together with the Fidelity Investors converting promissory notes issued by them from RGF, LLC into Class A common stock Class B common stock, (i) will hold 6,002,575 shares of Class A common stock, representing approximately 24% of the combined voting power of all of our common stock, or approximately 27% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, (ii) will hold 100% of the economic interest in RGF, Inc., and (iii) through RGF, Inc.’s ownership of Class A Units, indirectly will hold approximately 24% of the economic interest in RGF, LLC, or 27% if the underwriters exercise in full their option to purchase additional shares of Class A common stock;

∎

the Members, including the Fidelity Investors, will hold (i) 19,015,824 Class B Units, representing 76% of the economic interest in RGF, LLC, or 73% if the underwriters exercise in full their option to purchase additional shares of Class A common stock, and (ii) through their ownership of Class B common stock, approximately 76% of the voting power in RGF, Inc., or approximately 73% if the underwriters exercise in full their option to purchase additional shares of Class A common stock; and

∎

following the consummation of the Reorganization and this offering, each Class B Unit held by the Members will be exchangeable, at the election of such Members, for newly issued shares of Class A common stock on a one-for-one basis or, at our option, redeemed for a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Class B Unit exchanged (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) in accordance with the terms of the Operating Agreement and Exchange Agreement. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Operating Agreement.” Any decision by us to redeem Class B Units and make a cash payment will be made by our independent directors (within the meaning of Nasdaq listing standards) who are disinterested. Although the actual timing and amount of any payments that we make to Members pursuant to the Exchange Agreement will vary, we expect those payments will be substantial. For additional information, refer to the section entitled “Management’s Discussion and Analysis—Liquidity.” Shares of our Class B common stock will be canceled on a one-to-one basis if we, at the election of a Member, exchange Class B Units of such Member as described above.

As the Managing Member, RGF, Inc. will operate and control all of the business and affairs of RGF, LLC and, through RGF, LLC, conduct our business. Although RGF, Inc. will have a minority economic interest in RGF, LLC, it will have the sole voting interest in, and control the management of, RGF, LLC, and will have the obligation to absorb losses of, and receive benefits from, RGF, LLC that could be significant. As a result, we have determined that, after the Reorganization, RGF, LLC will be a VIE, and that RGF, Inc. will be the primary beneficiary of RGF, LLC. Accordingly, pursuant to the VIE accounting model, RGF, Inc. will consolidate RGF, LLC in its audited financial statements and will report a non-controlling interest related to the Class B Units held by the Members on our audited financial statements. RGF, Inc. will have a board of directors and executive officers, but will have no non-executive employees. The functions of all of our employees are expected to reside at RGF, LLC.

The following diagram shows our organizational structure after giving effect to the Reorganization, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $74.2 million from the issuance and sale of shares of Class A common stock in this offering, or approximately $77.0 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RGF, Inc. will use the proceeds from the sale of our Class A common stock to purchase Class A Units of RGF, LLC. Accordingly, RGF, Inc. will not retain any of these proceeds. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, increase our brand awareness, and facilitate access to the public equity markets for us and our equity holders. RGF, LLC primarily intends to use the net proceeds that it receives from RGF, Inc. from this offering for working capital and other general corporate purposes, which may include research and development and marketing activities, general and administrative matters, and capital expenditures. In addition, RGF, LLC intends to use the net proceeds from this offering for the repayment of debt to PPZ and may also use a portion of the proceeds for the acquisition of, or investment in, businesses or assets that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

With respect to the repayment of debt, RGF, LLC plans to use a portion of the proceeds to pay all of the principal balance and interest of its outstanding notes due to PPZ. PPZ holds three notes issued by RGF, LLC in the following principal amounts, each with a maturity date of December 31, 2021: (i) a $40.0 thousand note with an interest rate of 8.0% per annum; (ii) a $400.0 thousand note with an interest rate of 9.0% per annum; and (iii) a $500.0 thousand note with an interest rate of 9.0% per annum. RGF, LLC also plans to use a portion of the proceeds to repay outstanding indebtedness under the PMC Credit Facility, inclusive of all outstanding balances under the PMC revolving line of credit, which has a maturity date of January 31, 2023, and the PMC capital expenditure line of credit, which has a maturity date of March 31, 2025, as well as outstanding business acquisition liabilities related to the acquisition of the manufacturing business of SSRE Holdings, LLC, including the PMC Term Loan, which has payments due over 54 months commencing on September 30, 2021 and interest-only payments commencing at the close of the transaction. The PMC revolving line of credit and the PMC capital expenditure line of credit bear interest at an annual rate equal to the greater of (a) the prime rate announced by Wells Fargo Bank, N.A. or (b) 3.5%, plus 8.5% per annum. The PMC Term Loan bears interest at an annual rate equal to the greater of (a) the prime rate announced by Wells Fargo Bank, N.A. or (b) 3.3%, plus 8.6% per annum. Further, RGF, LLC expects to use $10.0 million of the proceeds to pay contingent consideration that is payable upon the sale, liquidation, or disposition of substantially all of RGF, LLC’s membership interests, pursuant to a transfer agreement entered into with LO Entertainment, LLC (“LO Entertainment”) to sublease the premises and take possession of equipment and inventory on the premises at the City of Industry Facility. If the contingent consideration of $10.0 million has not been paid within 12 months following the closing, the contingent consideration shall accrue interest at an annual rate of 9.0% and RGF, LLC shall make monthly payments of accrued interest only commencing the 13th month following the closing. For additional information, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon the consummation of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, or other securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our Class A common stock and do not currently expect to declare or pay dividends for the foreseeable future. Instead, we intend to use our future earnings, if any, to service debt, fund our growth, develop our business, fund working capital needs, and for general corporate purposes. Any future determination to pay dividends on our Class A common stock will be subject to the discretion of our board of directors and depend upon various factors, including our operating results, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions, and other factors that our board of directors may deem relevant. Accordingly, investors should rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment in our Class A common stock.

Furthermore, RGF, Inc. is a holding company and will have no material assets other than our direct and indirect ownership of RGF, LLC. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including RGF, LLC. Such distributions may be restricted as a result of state law regarding distributions by a limited partnership to its partners or contractual agreements, including any future agreements governing their indebtedness.

Our ability to pay dividends to holders of our Class A common stock is significantly limited as a practical matter insofar as we may seek to pay dividends out of funds made available to us by RGF, LLC because certain loan agreements restrict the ability of RGF, LLC to make distributions to RGF, Inc. For additional information, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and Note 8 of our audited financial statements included in this prospectus. Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends.

Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon our liquidation, dissolution, or winding-up, with respect to their Class B common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 as follows:

∎	of RGF, LLC on an actual basis;

∎	of RGF, Inc. on a pro forma basis, giving effect to:

(i)	the Reorganization described in the section entitled “The Reorganization”;

(ii)

the initial vesting of the restricted stock units (“RSUs”) that our board of directors has approved subject to the consummation of this offering, based on an assumed initial offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

(iii)	the exchange of existing profits interest units in RGF, LLC held by the Members for fully vested Class B Units and our Class B common stock, effective as of the offering date;

(iv)

the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021 held by the various Fidelity investment funds outstanding immediately prior to the consummation of this offering into an aggregate of 669,242 shares of our Class A common stock and of 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price, immediately prior to the consummation of this offering; and

(v)	the filing and effectiveness of our Certificate of Incorporation upon the consummation of this offering;

∎	of RGF, Inc. on a pro forma as-adjusted basis, giving effect to:

(i)	the pro forma adjustments described above;

(ii)

the sale of 5,333,333 shares of our Class A common stock in this offering, at the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

(iii)

the repayment, out of the proceeds of this offering, of our all of the principal and interest outstanding from RGF, LLC’s notes with PPZ, as well as all outstanding indebtedness under the PMC Credit Facility, the outstanding business acquisition liabilities related to the acquisition of the manufacturing business of SSRE Holdings, LLC, and the contingent consideration that is payable pursuant to the transfer agreement entered into with LO Entertainment.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering. The pro forma as-adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing.

You should read this table together with the sections entitled “The Reorganization,” “Unaudited Pro Forma Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to our audited financial statements and related notes included in this prospectus.

	AS OF JUNE 30, 2021
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED(1)
(In thousands, except share and per share data)
Cash and cash equivalents	$654	$654	$48,363

Indebtedness:
Convertible promissory notes	35,370	—	—
Business acquisition liabilities	15,209	15,209	—
Notes payable	11,596	11,596	308
Members’ equity (deficit):
Common Units: 62,957 units issued and outstanding, actual; no units issued or outstanding pro forma as adjusted	1,013	—	—
Series A preferred units: 11,798 units issued and outstanding, actual; no units issued or outstanding, pro forma and pro forma as adjusted	7,337	—	—
Series Seed preferred units: 28,428 units issued and outstanding, actual; no units issued or outstanding, pro forma and pro forma as adjusted	715	—	—
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value: no shares issued and outstanding, actual; 669,242 shares issued and shares outstanding, pro forma; 6,002,575 shares issued and outstanding, pro forma as adjusted(3)	—	—	1
Class B common stock, $0.0001 par value: no shares issued and outstanding, actual; 19,015,825 shares issued and outstanding, pro forma; 19,015,825 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	—	87,995	109,358
Accumulated deficit	(49,567)	(93,129)	(93,910)

Total Members’/stockholders equity (deficit) attributable to RGF, Inc.	(40,502)	(5,132)	15,484

Non-controlling interest(4)	—	—	48,943

Total Members’/stockholders’ equity (deficit)	(40,502)	(5,132)	64,537

Total capitalization	$21,673	$21,673	$64,845

(1)	The pro forma as-adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering as determined at pricing. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, each of our pro forma as-adjusted cash and cash equivalents, total Members’/stockholders’ equity (deficit) and total capitalization by approximately $5.0 million, assuming that the number of shares offered remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered would increase or decrease, as applicable, each of our pro forma as-adjusted cash and cash equivalents, total Members’/stockholders’ (deficit) equity and total capitalization by approximately $14.0 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The Class B Units and Class B common stock, on a pro forma and pro forma as adjusted basis, each reflect the reclassification of historical components of capitalization into Class B common stock of RGF, Inc. and Class B Units of RGF, LLC, as part of the Reorganization and the conversion of outstanding convertible promissory notes into Class B Units and Class B common stock. For additional information, see the section entitled “The Reorganization.”
(3)	The Class A common stock, on a pro forma basis, reflects the conversion of outstanding convertible promissory notes into Class A common stock. The Class A common stock, on a pro forma as adjusted basis, further reflects the issuance of shares of our Class A common stock in this offering.

(4)	The non-controlling interest, on a pro forma and pro forma as adjusted basis, reflects the proportional interest in combined total equity of RGF, Inc. held by the Members based on an aggregate equity valuation determined by the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

In the table above, the number of shares of our Class A common stock outstanding as of June 30, 2021 on a pro forma as-adjusted basis excludes:

∎

shares of our Class A common stock reserved for future issuance as of June 30, 2021 under our equity-based compensation plans, consisting of (i) 3,300,000 shares of our Class A common stock reserved for future issuance under the 2021 Plan, which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part, and (ii) 400,000 shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as described in the section entitled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans”; and

∎	shares of our Class A common stock that may be issuable upon exercise of the Members’ and the Fidelity Investors’ rights to exchange their Class B Units.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The unaudited pro forma combined balance sheet has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the events listed below to our historical financial statements. The unaudited pro forma income statement has been adjusted to include transaction accounting adjustments, which reflects the pro forma balance sheet adjustments assuming such adjustments were made as of the beginning of the fiscal year presented.

The unaudited combined financial information presents our financial position and results of operations after giving pro forma effect to:

(1)

The Reorganization transactions described within the section entitled “The Reorganization,” (not including this offering) as if such transactions occurred on June 30, 2021 for the unaudited pro forma combined balance sheet and on January 1, 2020 for the unaudited pro forma combined statements of operations;

(2)	The effects of the Tax Receivable Agreement, as described within the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement”; and

(3)	The offering and the application of the estimated net proceeds from this offering as described within the section entitled “Use of Proceeds.”

The historical financial information of RGF, LLC was derived from the audited financial statements and unaudited interim financial statements of RGF, LLC as of the year ended December 31, 2020 and for the six months ended June 30, 2021, respectively. RGF, Inc. was formed on June 2, 2021 and will have no material assets or results of operations prior to the consummation of this offering. Therefore, its historical financial information is not included in the unaudited pro forma combined financial information.

The unaudited pro forma combined balance sheet as of June 30, 2021 assumes that the Reorganization, together with the other transactions referred to in numbered items (1) through (4) above, occurred on June 30, 2021. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 and the unaudited pro forma combined statement of operations for the six months ended June 30, 2021 present the pro forma effect of the Reorganization and the other transactions referred to in numbered items (1) through (4) above as if they had occurred on January 1, 2020.

The unaudited pro forma combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of RGF, Inc. that would have occurred had the Reorganization occurred on the dates assumed. The unaudited pro forma combined financial information does not purport to be indicative of our results of operations or financial position had the Reorganization occurred on the dates assumed. The unaudited pro forma combined financial information also does not project our results of operations or financial position for any future period or date. In addition, the unaudited pro forma combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that may be achieved as a result of the Reorganization.

As a public company, we will implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps including, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, and increased auditing and legal fees and similar expenses. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments relating to these costs.

Prior to the consummation of this offering and the Reorganization transactions described in the section entitled “The Reorganization,” RGF, LLC was owned entirely by its Members and operated its business through itself and no other entities. Project Clean, Inc. was incorporated as a Delaware corporation on June 2, 2021 to serve as the issuer of the Class A common stock offered in this offering and to acquire Class A Units of RGF, LLC. Project Clean, Inc. changed its name to The Real Good Food Company, Inc. on October 7, 2021. Following the Reorganization, RGF, Inc. will be a holding company and the sole Managing Member of RGF, LLC, which will continue to operate the Company’s business.

For purposes of the unaudited pro forma combined financial information presented in this prospectus, we have assumed that RGF, Inc. will receive net proceeds of approximately $74.2 million from the issuance and sale of shares of our Class A common stock at a price per share equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by RGF, Inc. The unaudited pro forma combined financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

As described within the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of this offering, we and RGF, LLC will enter into the Tax Receivable Agreement, pursuant to which we will agree to pay the Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by the Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

We expect to benefit from the remaining 15% of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of Class B Units of RGF, LLC by the Members, the unaudited pro forma combined financial information assumes that no exchanges of Class B Units of RGF, LLC have occurred and therefore no increases in tax basis in RGF, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma combined financial information. Additionally, given RGF, Inc. has recognized a full valuation allowance in respect to deferred tax assets arising from net operating loss carry forwards, no immediate tax liability savings will result from the step-up in tax basis due to the offering. Accordingly, a liability for the Tax Receivable Agreement has not been recorded as of the effective date of the offering.

Upon an exchange under the exchange feature, an additional Tax Receivable Agreement liability shall be recorded against stockholders’ equity based on the amounts probable (not subject to a valuation allowance) and reasonably estimable of being paid under the Tax Receivable Agreement. Similarly, changes in both the deferred tax asset and valuation allowance that result from subsequent exchanges shall be reflected as charges against stockholders’ equity. Any subsequent changes to the Tax Receivable Agreement liability that are not related to an exchange or a payment pursuant to the Tax Receivable Agreement shall be recorded in operating income including the initial recognition of a Tax Receivable Agreement liability at a post-transaction date. Subsequent changes to the deferred tax valuation allowance shall be recognized in income tax expense.

If all of the Members were to exchange their Class B Units of RGF, LLC, we would recognize a liability of approximately $92.4 million, assuming (i) all exchanges occurred on the same day; (ii) a price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 27.98%; (iv) we will have sufficient taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law. For each $1.00 increase (decrease) in the assumed share price of $15.00 per share, our liability would increase (decrease) by approximately $5.9 million, assuming that the number of Class B Units of RGF, LLC exchanged by the Members and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of liability that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

The unaudited pro forma combined financial information should be read together with the sections entitled “Basis of Presentation,” “Capitalization,” “Summary Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited financial statements for the years ended December 31, 2019 and 2020, the unaudited interim combined financial statements for the six months ended June 30, 2021 of RGF, LLC, and related notes thereto included elsewhere in this prospectus.

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2021

(dollar amounts in thousands)

	AS OF JUNE 30, 2021	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		PRO FORMA AS OF JUNE 30, 2021
Assets
Current assets:
Cash and cash equivalents	$654	$—		$74,206	(a)	$48,363
				(26,497	)(c)
Accounts receivable, net	4,601	—		—		4,601
Inventories	5,197	—		—		5,197
Other current assets	208	—		—		208

Total current assets	10,660	—		47,709		58,369
Non-current assets:
Property and equipment, net	5,883	—		—		5,883
Operating lease right of use assets	4,407	—		—		4,407
Deferred loan cost	281	—		(281	)(c)	—
Goodwill	12,486	—		—		12,486
Deferred transaction costs	761	—		(761	)(b)	—
Other noncurrent assets	178	—		—		178

Total non-current assets	23,996	—		(1,042)		22,954

Total assets	$34,656	$—		$46,667		$81,323

Liabilities and Members’/Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	5,965	—		—		5,965
Operating lease liabilities	389	—		—		389
Finance lease liabilities	65	—		—		65
Business acquisition liabilities	1,515	—		(1,515	)(c)	—
Accrued and other current liabilities	2,653	—		3,139 500	(b) (i)	6,292
Loan with PPZ, LLC, a related party	1,215	—		(1,215	)(c)	—
Convertible debt	35,370	—		(35,370	)(d)	—
Current portion of long-term debt	617	—		(309	)(c)	308

Total current liabilities	47,789	—		(34,770)		13,019
Non-current liabilities:
Long-term debt	9,764	—		(9,764	)(c)	—
Long-term operating lease liabilities	3,873	—		—		3,873
Long-term finance lease liabilities	38	—		—		38
Long-term business acquisition liabilities, net of current portion	13,694	—		(13,694	)(c)	—

Total non-current liabilities	27,369	—		(23,458)		3,911

Total liabilities	75,158	—		(58,228)		16,930

Members’ Equity (Deficit)
Common units: 62,957 units issued and outstanding at June 30, 2021 and December 31, 2020	1,013	(1,013	)(g)	—		—
Series A preferred units: 11,798 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $8.4 million as of December 31, 2020 and June 30, 2021	7,337	(7,337	)(g)	—		—
Series Seed preferred units: 28,428 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $715 thousand as of December 31, 2020 and June 30, 2021	715	(715	)(g)	—		—
Stockholders’ Equity (Deficit)
Class A common stock, $0.0001 par value	—	—		1	(a) (d)	1
Class B common stock, $0.0001 par value	—	1	(g)	—	(e)	1
Additional paid-in capital	—	9,064	(g)	100,294	(f)	109,358
Accumulated deficit	(49,567)	—		(281	)(c)	(93,910)
				(8,380	)(d)
				(500	)(i)
				(35,182	)(e)

Total Members’/stockholders’ equity (deficit) attributable to RGF, Inc.	(40,502)	—		55,952		15,450
Noncontrolling interests	—	—		48,943	(h)	48,943

Total Members’/stockholders’ equity (deficit)	(40,502)	—		104,895		64,393

Total liabilities and members’/stockholders’ equity (deficit)	$34,656	$—		$46,667		$81,323

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the six months ended June 30, 2021

(dollar amounts in thousands, except share and per share data)

						PRO FORMA COMBINED
	SIX MONTHS ENDED JUNE 30, 2021	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		SIX MONTHS ENDED JUNE 30, 2021
Revenues
Net sales	$35,463	$—		$—		$35,463
Cost of sales	28,788	—		—		28,788

Gross Profit	6,675	—		—		6,675
Operating expenses:
Selling and distribution	5,968	—		—		5,968
Marketing	1,387	—		—		1,387
Administrative	5,802	—		3,282	(l)	9,084

Total operating expenses	13,157	—		3,282		16,439

Loss from operations	(6,482)	—		(3,282)		(9,764)
Interest expense	3,483	—		(3,390	)(j)	93
Change in fair value of convertible debt	370	—		(370	)(p)	—

Loss before income taxes	(10,335)	—		478		(9,857)
Income tax expense	—	—		—	(k)	—

Net Loss	$(10,335)	$—		$478		$9,857

Net loss attributable to noncontrolling interests	—	—		(7,493	)(n)	(7,493)

Net loss attributable to RGF, Inc.	$(10,335)	$—		$7,971		$(2,364)

Preferred return on Series A preferred units	292	(292	)(o)	—		—
Net loss attributable to common unitholders (shareholders)	$(10,627)	$292		$7,971		$(2,364)

Net loss per common unit (basic and diluted)	$(168.80)					$(0.39)
Weighted-average common units outstanding (basic and diluted)	62,957					6,079,239

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2020

(dollar amounts in thousands, except share and per share data)

						PRO FORMA COMBINED
	YEAR ENDED DECEMBER 31, 2020	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		YEAR ENDED DECEMBER 31, 2020
Revenues
Net sales	$38,984	$—		$—		$38,984
Cost of sales	36,306	—		—		36,306

Gross Profit	2,678	—		—		2,678
Operating expenses
Selling and distribution	7,593	—		—		7,593
Marketing	2,351	—		—		2,351
Administrative	2,592	—		6,590	(l)	44,864
				500	(q)
				35,182	(m)

Total operating expenses	12,536	—		42,272		54,808

Loss from operations	(9,858)	—		(42,272)		(52,130)
Interest expense	5,682	—		(4,805	)(j)	877
Other expense	—	—		—		—

Loss before income taxes	(15,540)	—		(37,467)		(53,007)
Income tax expense	(22)	—		—	(k)	(22)

Net Loss	$(15,562)	$—		$(37,467)		$(53,029)

Net loss attributable to noncontrolling interests	—	—		(40,289	)(n)	(40,289)

Net loss attributable to RGF, Inc.	$(15,562)	$—		$2,822		$(12,740)

Preferred return on Series A preferred units	546	(546	)(o)	—		—

Net loss attributable to common unitholders (shareholders)	$(16,108)	$546		$2,822		$(12,740)

Net loss per common unit (basic and diluted)	$(258.82)					$(2.12)
Weighted-average common units outstanding (basic and diluted)	62,238					6,002,575

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the Reorganization Transactions

Offering and Reorganization

RGF, Inc., the issuer in this offering, was incorporated in connection with this offering to serve as a holding company that will hold the sole controlling interest in RGF, LLC as the Managing Member and own all of the Class A Units of RGF, LLC. RGF, Inc. has not engaged in any business or other activities other than those incidental to its formation, the Reorganization transactions described within the section entitled “The Reorganization” and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

Effective as of the consummation of this offering, the existing operating agreement of RGF, LLC will be amended to, among other things: (i) appoint RGF, Inc. as the Managing Member of RGF, LLC, and (ii) replace the membership interests currently held by the Members such that (a) all of the Class A Units will be owned exclusively by RGF, Inc., (b) exchange existing profits interest awards for our Class B Units and our Class B common stock in relation to the agreed upon value of such profits interest awards as determined by the unanimous written consent of all the Members and holders of profits interest units, and (c) all of our Class B Units will be owned exclusively by the Members in proportion to their percentage of ownership interests in RGF, LLC immediately prior to the consummation of this offering.

RGF, Inc. will use all of the net proceeds from this offering of our Class A common stock to acquire Class A Units from RGF, LLC at a purchase price per Class A Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions.

RGF, Inc. will issue shares of our Class B common stock to the Members on a one-to-one basis with the number of Class B Units owned by such Members for nominal consideration. Holders of Class B common stock will have no economic interests in RGF, Inc. but will vote together with the holders of our Class A common stock as to all matters upon which votes of RGF, Inc. stockholders are required. Upon an exchange of our Class B Units for shares of our Class A common stock by a Member, an equivalent number of shares of our Class B common stock owned by such Member shall be canceled.

Following this offering, RGF, Inc. will remain a holding company, its principal asset will be the Class A Units of RGF, LLC, and it will control all of the business and affairs of RGF, LLC as the Managing Member. RGF, LLC is a variable interest entity for which RGF, Inc. is the primary beneficiary; as such, RGF, Inc. will consolidate the financial results of RGF, LLC. The Reorganization shall be accounted for consistent with a transaction between entities under common control, and RGF, Inc. will recognize the net assets of RGF, LLC at historical carryover cost basis as of the transaction date.

For a description of the Reorganization and diagram depicting our structure after giving effect to the Reorganization and this offering, refer to the section entitled “The Reorganization.”

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments included in the unaudited pro forma combined balance sheet as of June 30, 2021 are as follows:

Adjustments related to the Offering

a)

Represents the net proceeds of approximately $74.2 million based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, the unaudited pro forma combined financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

b)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in deferred transaction costs on our unaudited pro forma combined balance sheet. Upon the consummation of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in-capital. There were initially

$761 thousand of deferred offering costs recorded as other noncurrent assets as of June 30, 2021, and $3.1 million of additional deferred offering costs that were incurred and recorded in accrued and other current liabilities with a corresponding reduction to additional paid-in capital.

c)

Represents the use of $26.5 million of the proceeds from this offering to repay: (i) outstanding indebtedness under the PMC Credit Facility, inclusive of all outstanding balances under the PMC Revolver and the PMC Capex Line, (ii) outstanding indebtedness under the related party loan from PPZ, LLC, and (iii) outstanding business acquisition liabilities related to acquisition of the manufacturing business of SSRE Holdings, LLC, including the PMC Term Loan and deferred and contingent consideration due under the transfer agreement with LO Entertainment, LLC, as will be determined prior to the consummation of this offering. Unamortized debt issuance costs and debt discount of $281 thousand related to the extinguished indebtedness has been written off through accumulated deficit.

d)

Represents the impact of the conversion of outstanding convertible promissory notes pursuant to a Note Purchase Agreement dated May 7, 2021. The aggregate principal amount of $35.0 million is exchangeable immediately prior to the consummation of the initial public offering into an aggregate number of 669,242 and 2,247,425 shares of our Class A and Class B common stock, respectively, based on an exchange price at a 20% discount to an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This automatic exchange feature at the time of an initial public offering is deemed for accounting purposes to be a share settled redemption feature at a predominantly fixed monetary value (premium equal to par divided by 0.8, or 125% of par). As of the date of the offering, the net carrying amount of the convertible promissory notes, for which the fair value option has been elected, shall be adjusted to fair value through current period earnings, with fair value of the debt represented by the value of the shares to be delivered to contractually settle the instrument at an offering date. An adjustment to fair value represents a markup of the convertible promissory note to fair value from June 30, 2021 to the offering date based on the known and contractually supportable premium of 25% as contractually obligated at the date of conversion. Accordingly, the adjustment of the fair value has been recorded in accumulated deficit for the amount of $8.4 million. Conversion of the promissory notes shall be recognized as an increase in additional paid-in capital, an increase (decrease) to retained earnings for the adjustment of the fair value, and a decrease to indebtedness equal to the fair value of the promissory notes at the date of conversion.

e)

Represents the exchange of profits interest units in RGF, LLC issued to a provider of marketing services controlled by the Company’s Chief Marketing Officer and to certain other members of RGF, LLC management. In connection with the service provider’s achievement of certain performance conditions, and with respect to grants to those certain members of RGF, LLC’s management, profits interest units will be unitized as fully vested Class B Units and our Class B common stock, effective as of the offering date. The Class B Units of RGF, LLC held by the Members will hold economic rights but are non-controlling interests.

Profits interest units provide holders with the right to receive a cash payment representing a certain percentage of net profits of the Company during a particular period and to be settled at the time of a liquidity event, including a sale transaction. A sale transaction is defined as a sale or transfer of substantially all of the assets or membership interests in RGF, LLC. Prior to the Reorganization, profits interest units were not deemed to be equity ownership interests and were classified as liability awards and accounted for as performance bonuses in accordance with ASC Topic 710, Compensation. As of the most recent balance sheet date, June 30, 2021, we did not record a liability as payments with respect to the profits interest units were not deemed probable or estimable. The Class B Units will be fully vested as of the offering date, and the impacts of associated compensation expense has been reflected as an adjustment to accumulated deficit, computed based upon the number of shares received in exchange of the profits interest units, multiplied by $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

f)	The following table is a reconciliation of the adjustments impacting additional paid-in-capital in connection with the offering:

	SIX MONTHS ENDED JUNE 30, 2021
Net proceeds from offering of Class A common stock	74,205	(a)
Reclassification of costs incurred in this offering to additional paid in capital	(3,900)	(b)
Conversion of convertible promissory notes into Class A common stock	43,750	(d)
Conversion of profits interest units into Class B common stock	35,182	(e)
Adjustment for non-controlling interest	(48,943)	(h)

Net additional paid-in capital pro forma adjustment	100,294

g)

As a result of the Reorganization, the operating agreement of RGF, LLC will be amended and restated to, among other things, designate RGF, Inc. as the Managing Member of RGF, LLC. As the Managing Member, RGF, Inc. will exclusively operate and control the business and affairs of RGF, LLC with its economic ownership reflected in Class A Units. The Class B Units of RGF, LLC held by the Members will hold economic rights and are considered non-controlling interests in the combined financial statements of RGF, Inc. The adjustment to non-controlling interest of $48.9 million reflects the proportional interest in the pro forma combined total equity of RGF, Inc. held by the Members.

h)	Represents amounts due for termination of a capital markets advisory contract with a service provider in connection with the completion of this offering.

Adjustments Related to the Reorganization

i)	Represents the issuance of our Class B common stock to the Members for nominal consideration and a reclassification of the remaining balance of the Members’ investment to additional paid-in capital.

Adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 are as follows:

Adjustments Related to the Offering and Reorganization

j)

Reflects the reduction in interest expense of $4.8 million for the year ended December 31, 2020 and $3.4 million for the six months ended June 30, 2021, as a result of the repayment of the outstanding indebtedness to PMC and PPZ, LLC, as described within the section entitled “Use of Proceeds,” as if such repayment occurred on January 1, 2020. Adjustment for the year ended December 31, 2020 is net of $863 thousand in accelerated interest expense related to write-off of unamortized debt issuance costs and debt discount on the retired credit facilities.

k)

RGF, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by RGF, LLC will flow through to its partners, including RGF, LLC, and is generally not subject to tax at the RGF, LLC level. Following the Reorganization, we will be subject to U.S. federal income taxes, in addition to state, local, and foreign income taxes with respect to our allocable share of any taxable income of RGF, LLC. Given the historical losses of RGF, LLC, the deferred tax assets carry a full valuation allowance, and as such, the effective tax rate following the consummation of this offering is expected to be 0%. We will continue to assess the realizability of the deferred tax assets each reporting period.

l)

Represents the impact of compensation provided to certain executive officers and to our board of directors in connection with the offering. Compensation expense for executive officers reflects vesting of RSU grants that our board of directors has approved subject to the consummation this offering, based on an assumed initial offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Compensation expense for our board or directors includes: (i) an annual cash retainer of $75.0 thousand payable to each non-employee director, and (ii) the initial vesting of RSUs that our board of directors has approved subject to the consummation this offering, based on an assumed initial offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

m)

Reflects incremental compensation expense of $35.2 million for the year ended December 31, 2020, related to the achievement of certain performance conditions associated with profits interest units issued to a provider of marketing services and certain members of RGF, LLC management. Profits interest units will be unitized as fully vested Class B Units and our Class B common stock, effective as of the offering date. The incremental compensation expense has been measured based upon the fair value of our Class B Units, estimated based upon initial offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, given Class B Units are convertible into Class A shares of our common stock at the election of the unitholder. Related compensation expense has been reflected as an increase to selling, general, and administrative within the Unaudited Pro Forma Combined Statements of Operations.

n)

Following the Reorganization and the offering, RGF, Inc. will become the sole Managing Member of RGF, LLC, and upon consummation of this offering, RGF Inc, will initially own approximately 24% of the economic interest in RGF, LLC through its ownership of Class A Units. The ownership percentage held by the non-controlling interests will be approximately 76%. Net income attributable to the non-controlling interests represents approximately 76% of net earnings before income taxes. The 76% non-controlling economic interest is applied to the pro forma of RGF, LLC net income to determine the pro forma net income attributable to non-controlling interest.

o)

In connection with the Reorganization, Series A preferred units shall convert into Class B units and Class B common stock, and the preferred return due to holders of the Series A preferred units will no longer be earned.

p)

In connection with the offering, the convertible promissory notes will be converted to shares of Class A common stock. As the convertible promissory notes are recorded at fair value on the historical balance sheet of RGF, LLC, this adjustment removes the impact of related revaluation adjustments recognized during the six months ended June 30, 2021.

q)	Represents amounts due for termination of a capital markets advisory contract with a service provider in connection with the completion of this offering.

3. Loss per Share

The basic and diluted pro forma net loss per share of our common stock represents net loss attributable to RGF, Inc. divided by the combination of the shares of our Class A common stock held by existing stockholders and the shares of our Class A common stock issued in this offering, the proceeds of which are expected to equal $74.2 million (based on the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us). For additional information, refer to the section entitled “Use of Proceeds.”

The outstanding shares of our Class B common stock are not considered participating securities as they have no right to receive dividends or a distribution on liquidation or winding up of RGF, Inc., and no earnings are allocable to such class. Accordingly, basic and diluted pro forma net loss per share of our Class B common stock has not been presented.

The tables below present the computation of pro forma basic and dilutive loss per share of Class A common stock for RGF, Inc. for the year ended December 31, 2020 and the six months ended June 30, 2021 (in thousands, except share and per share amounts):

YEAR ENDED DECEMBER 31, 2020
Numerator:
Pro forma net loss	$(53,029)
Loss allocated to non-controlling interests	(40,289)

Net loss attributable to RGF, Inc.—Basic loss per share	$(12,740)

Denominator:
Pro forma weighted average common shares outstanding—Basic loss per share	6,002,575
Denominator adjustments—Diluted loss per share
Incremental common shares attributable to dilutive instruments (1)
Assumed conversion of Class B Units to shares of Class A common stock (2)

Pro forma weighted average common shares outstanding—Diluted loss per share	6,002,575

Pro Forma Loss Per Share:
Basic	$(2.12)
Diluted	$(2.12)

(1)	For the year ended December 31, 2020, the dilutive effects of RGF, LLC’s unvested equity awards are not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

(2)	The non-controlling interest holders have exchange rights that enable them to exchange their Class B Units for shares of our Class A common stock on a one-for-one basis. The non-controlling interest holders exchange rights cause the Class B Units to be considered potentially dilutive shares for purposes of pro forma dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

SIX MONTHS ENDED JUNE 30, 2021
Numerator:
Pro forma net loss	$(9,857)
Loss allocated to non-controlling interests	(7,493)

Net loss attributable to RGF, Inc.—Basic loss per share	$(2,364)

Denominator:
Pro forma weighted average common shares outstanding—Basic loss per share	6,079,239
Denominator adjustments—Diluted loss per share
Incremental common shares attributable to dilutive instruments (1)
Assumed conversion of Class B Units to shares of our Class A common stock (2)

Pro forma weighted average common shares outstanding—Diluted loss per share	6,079,239

Pro Forma Loss Per Share:
Basic	$(0.39)
Diluted	$(0.39)

(1)	For the six months ended June 30, 2021, the dilutive effects of RGF, LLC’s unvested equity awards are not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

(2)	The non-controlling interest holders have exchange rights that enable them to exchange their Class B Units for shares of our Class A common stock on a one-for-one basis. The non-controlling interest holders exchange rights cause the Class B Units to be considered potentially dilutive shares for purposes of pro forma dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

DILUTION

The Members will maintain their holdings of Class B Units in RGF, LLC after the Reorganization. Because the Members, other than certain Fidelity Investors acquiring Class A common stock in connection with the conversion of the RGF, LLC promissory notes, will not hold any of our Class A common stock immediately following the consummation of this offering or have any right to receive distributions from RGF, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the Members, as holders of Class B Units had their Class B Units exchanged for newly issued shares of our Class A common stock on a one-to-one basis (rather than for cash) and the cancelation for no consideration of all of their shares of our Class B common stock (which is not entitled to receive distributions or dividends, whether cash or stock, from RGF, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We have also assumed the issuance of the 669,242 shares of our Class A common stock in connection with the conversion of RGF, LLC promissory notes, the issuance of 2,247,425 shares of our Class B common stock in connection with the conversion of RGF, LLC promissory notes, and an exchange of such shares of Class B common stock for an equivalent amount of shares of Class A common stock. We refer to the assumed exchange of all Class B Units for shares of our Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as-adjusted net tangible book value per share of our Class A common stock immediately following the consummation of this offering.

Pro forma net tangible book value per share of RGF, Inc. is determined by dividing our total tangible assets less our total liabilities by the number of shares of our Class A common stock outstanding, including the Assumed Exchange. RGF, LLC’s historical net tangible book value as of June 30, 2021 was $(53.0) million, or $(841.65) per unit. After giving effect to the Reorganization, the Assumed Exchange, and the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021 into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, each of which will occur immediately prior to the consummation of this offering, our pro forma net tangible book value as of June 30, 2021 was $52.1 million, or $8.67 per share, based on the total number of shares of our Class A common stock deemed to be outstanding as of June 30, 2021.

After giving effect to our sale of 5,333,333 shares of our Class A common stock in this offering at an assumed public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of June 30, 2021 would have been approximately $122.6 million, or approximately $10.81 per share.

This represents an immediate increase in net tangible book value of $2.14 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $4.19 per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of our Class A common stock		$15.00
Pro forma net tangible book value per share as of June 30, 2021	$8.67
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering	2.14

Increase in pro forma net tangible book value per share of our Class A common stock attributable to automatic conversion of all outstanding convertible promissory notes	850.33

Pro forma as-adjusted net tangible book value per share of our Class A common stock to investors immediately following the consummation of this offering		10.81

Dilution in pro forma net tangible book value per share of our Class A common stock to new investors purchasing shares of our Class A common stock in this offering		$4.19

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would incrementally increase or decrease, as applicable, our pro forma as-adjusted net tangible book value per share after this offering by $0.44 and dilution per share to new investors purchasing shares of our Class A common stock in this offering by $0.44, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as-adjusted net tangible book value per share of our Class A common stock after this offering by $0.25 and decrease the dilution per share to new investors purchasing shares of our Class A common stock in this offering by $0.25, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as-adjusted net tangible book value per share after this offering by $0.30 and increase the dilution per share to new investors purchasing shares of our Class A common stock in this offering by $0.30, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $129.1 million, representing an immediate increase in pro forma as-adjusted net tangible book value per share of $1.96 to existing stockholders, and immediate dilution in pro forma as adjusted net tangible book value per share of $4.37 to new investors purchasing shares of our Class A common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, as of June 30, 2021, after giving effect to the Assumed Exchange and the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our Class A common stock in this offering, with respect to the number of shares of our Class A common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As the table shows, new investors purchasing shares of our Class A common stock in this offering and the Fidelity Investors will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED AVERAGE PRICE PER SHARE
(In thousands, except shares, per share amounts and percentages)	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders before this offering (the Members)	19,685,067	78.7%	$10,038	11.1%	$15.00
New investors purchasing shares in this offering and the Fidelity Investors	5,333,333	21.3%	$80,000	88.9%	$15.00

Total	25,018,400	100.0%	$90,038	100.0%

A sale by the selling stockholder and us if the underwriters exercise their option to purchase additional shares for 800,000 shares in this offering will cause the number of shares held by existing stockholders and the Fidelity Investors to be reduced to 18,682,492 shares, or 73% of the total number of shares of our Class A common stock and Class B common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors and the Fidelity Investors to 6,802,575 shares, or 27% of the total number of shares of our Class A common stock and Class B common stock outstanding immediately after the completion of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $5.3 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 6.7 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by the same, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $15.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 18.8 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 18.8 percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our Class A common stock held by the existing stockholders, the Members, would be reduced to 73% of the total number of shares of our Class A common stock outstanding after this offering, and the number of shares of our Class A common stock held by new investors and the Fidelity Investors purchasing shares of our Class A common stock in this offering would be increased to 27% of the total number of shares of our Class A common stock outstanding after this offering.

The dilution information discussed above is illustrative only and will change based on the actual offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.

The total number of shares of our Class A common stock reflected in the discussion and table above excludes (except to the extent of the options to be exercised in connection with this offering):

∎

shares of our Class A common stock reserved for future issuance as of June 30, 2021 under our equity-based compensation plans, consisting of (i) 3,300,000 shares of Class A common stock reserved for future issuance under the 2021 Plan, which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part, and (ii) 400,000 shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part; and

∎	shares of our Class A common stock that may be issuable upon exercise of the Members’ and Fidelity Investors’ rights to exchange their Class B Units.

The 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as described in the section entitled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans.” To the extent any outstanding options described above are exercised, new options are issued under our equity-based compensation plans, or we issue additional shares of our Class A common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options described above had been exercised as of December 31, 2020, the pro forma as-adjusted net tangible book value per share after this offering would be $8.15, and dilution in net tangible book value per share to new investors would be $6.85.

∎

the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021 into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price, immediately prior to the closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Summary Financial and Other Data,” our audited financial statements, the accompanying notes, and the other financial information included within this prospectus. The following discussion below contains forward-looking statements that involve risks and uncertainties such as our plans, estimates, hopes, beliefs, intentions, and strategies regarding the future. Our actual results could differ materially from those in the forward-looking statements below. Factors that could cause or contribute to such differences in our actual results include, but are not limited to, those discussed below and in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are an innovative, high-growth, branded, health- and wellness-focused frozen food company. We develop, market, and manufacture delicious and convenient comfort foods designed to be high in protein, low in sugar, and made from gluten- and grain-free ingredients that are intended to be sold in the health and wellness (“H&W”) segment of the frozen food category. Our brand commitment, “Real Food You Feel Good About Eating,” represents our strong belief that, by eating our food, consumers can enjoy more of their favorite foods, and, by doing so, live better lives as part of a healthier lifestyle. Our mission is to make our craveable, nutritious foods accessible to everyone across the United States and, eventually, throughout the world. Our mission is important to us because we believe an increasing number of consumers are seeking to make healthier food choices, yet face limited options when it comes to the convenience of products found in the frozen food aisle.

Since our inception, we have focused on creating H&W products for the frozen food aisle, where we believe H&W brands are underrepresented compared to other categories. We compete in multiple large subcategories within the U.S. frozen food category, including frozen entrée and breakfast, which we consider our two core, strategic growth subcategories. According to SPINS information, during the 52 weeks ended December 27, 2020, the two core subcategories in which we operate comprised 48% of the approximately $58 billion U.S. frozen food category excluding frozen and refrigerated meat. Currently, we sell comfort foods such as our bacon wrapped stuffed chicken, chicken enchiladas, grain-free cheesy bread breakfast sandwiches, and various entrée bowls. All of our products are prepared with our proprietary ingredient systems and recipes, allowing us to provide consumers with delicious meals designed to be high in protein, low in sugar, and gluten and grain free.

Our base ingredient systems, which include (i) chicken and parmesan cheese, and (ii) plant-based proteins and fibers, are composed of simple ingredients to which our consumers are accustomed. These ingredient systems are critical to our success because they are a large part of what makes our products craveable while allowing us to capture the macronutrient ratios favored by H&W consumers. To support these ingredient systems, we source widely available high-quality ingredients from a network of suppliers with whom we have strong relationships.

During the year ended December 31, 2020, substantially all of our products were manufactured at various facilities operated by our co-manufacturers. During the three months ended March 31, 2021, we took over operations at our U.S. Department of Agriculture-certified manufacturing facility located in City of Industry, California (our “City of Industry Facility”), which included leasing the facility, acquiring certain equipment and inventory, and hiring certain employees. The products we manufacture at our City of Industry Facility are certified by the Gluten-Free Certification Organization (“GFCO”) to be labeled for sale as “gluten free.” Operating our City of Industry Facility allowed us to self-manufacture more than 70% of our products during June 2021. Additionally, in October 2021, we entered into a lease for an industrial warehouse located in Bolingbrook, Illinois (our “Bolingbrook Facility”) commencing January 1, 2022. This 81,406 square foot facility will be used for food manufacturing and assembly, warehousing, and distribution, which we expect will allow us to increase the percentage of our self-manufactured products. We also expect we will continue to rely on our network of experienced co-manufacturers to produce the remaining portion our products as we seek to further expand our production capacity and execute our growth strategy.

Our branded products are sold to consumers through an increasing number of locations within retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores. Our three largest retail customers during the year ended December 31, 2020 were Walmart, Kroger, and Costco. During the year ended

December 31, 2019, Walmart and Kroger accounted for approximately 66% of our net sales, collectively. During the year ended December 31, 2020, Walmart, Kroger, and Costco collectively accounted for approximately 57% of our net sales. These customers individually accounted for approximately 28%, 17% and 12% of our net sales, respectively, for the year ended December 31, 2020. For the six months ended June 30, 2021, Costco, Walmart, and Kroger represented approximately 85% of our net sales, collectively, and approximately 57%, 19%, and 9%, of our net sales, respectively. Historically, we have sold substantially all of our products under our “Realgood Foods Co.” brand. We also sell a limited number of private-label products to select retail customers. According to SPINS information, net sales of our frozen entrées and frozen breakfasts during the 52 week period ended June 13, 2021 had two-year CAGRs of approximately 57% and 368%, respectively.

The charts below set forth (i) our net sales from the years ended December 31, 2018 to December 31, 2020 for our two core subcategories (frozen entrée and frozen breakfast) and our non-core subcategories, and (ii) our net sales for the six months ended June 30, 2020 and June 30, 2021 for each of our core subcategories of frozen breakfast and frozen entreés and for our non-core other products, which include frozen pizza and ice cream.

Our net sales information for the year ended December 31, 2018 is unaudited and our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures on such 2018 information.

During the six months ended June 30, 2020 and 2021, we had net sales of $18.1 million and $35.5 million, respectively, an increase of 96%, primarily due to strong growth in sales volumes of our core products, frozen entrées in particular, driven by expansion into the club channel, including new strategic customers, and, to a lesser extent, greater demand from our existing retail customers. In the six months ended June 30, 2021, 47% of our gross sales were from measured channels, customers that are tracked by SPINS information, and 53% of our gross sales were from unmeasured channels, customers that are excluded from SPINS information.

During the years ended December 31, 2018, 2019, and 2020, we had net sales of $22.6 million, $38.7 million, and $39.0 million, respectively. While our net sales increased by 72.4% from the year ended December 31, 2018 to December 31, 2020, our core products’ sales grew 327.5% during the same period. Our core products’ growth was driven primarily by the success of our breakfast sandwiches and raw stuffed chicken entrées as well as an increase in distribution points during the period. During the year ended December 31, 2019, we also experienced growth in our other products, which slowed during the year ended December 31, 2020 as our frozen pizza products had relatively weaker sales owing primarily to declines in the pizza subcategory of the H&W industry as a whole, resulting in lower overall sales for our non-core products during the year ended December 31, 2020.

We have experienced net losses in every period since our inception. As of June 30, 2021, we had an accumulated deficit of approximately $49.6 million. In the six months ended June 30, 2020 and 2021, we incurred net losses of $7.5 million and $10.3 million, respectively. As of June 30, 2021, we had $654 thousand in cash, current debt obligations of $0.6 million, convertible debt obligations of $35.4 million, and long-term debt obligations of $9.8 million. Additionally, as of June 30, 2021, we had current and long-term business acquisition liabilities of $1.5 million and $13.7 million, respectively.

We anticipate our operating expenses and capital expenditures will increase substantially in the foreseeable future as we seek to grow our distribution footprint with our retail customers, increase the number of our customer relationships, develop additional base ingredient systems, introduce new products, expand our consumer community, hire additional employees, and invest in manufacturing capabilities.

We expect we will be able to execute our business strategy and achieve our mission by expanding our retail distribution, investing in our modern approach to grow our community, and leveraging our innovative product development capabilities to develop new base ingredient systems and expand our product offerings. We also believe the direct operation of our City of Industry Facility provides, and our Bolingbrook Facility will provide, us with the opportunity to significantly expand production capacity, increase automation, improve gross margins, and enhance quality control processes. However, we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability over any particular period of time.

Key Factors and Trends Impacting Our Business and Industry

We believe the growth of our business and our future success is dependent upon many factors. While the factors and trends described below present significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our results of operations. These factors and trends in our business have driven fluctuations in net sales over the periods presented and are expected to be key drivers of our net sales growth for the foreseeable future.

Continued Expansion of and Penetration Within Our Retail Distribution Footprint

We expect H&W brand growth within the frozen food category to continue to outpace that of conventional brands for the foreseeable future. According to SPINS information, during the 52 weeks ended December 27, 2020, the U.S. frozen food category excluding frozen and refrigerated meat generated retail sales of approximately $58 billion, with a two-year compound annual growth rate (“CAGR”) of approximately 11%. Within this category, H&W brands generated approximately $9 billion in retail sales during the same period, with a two-year CAGR of approximately 15%. These H&W brands represented approximately 16% of frozen food category sales excluding frozen and refrigerated meat during the same period, or 16% “penetration,” which is less than the 23% penetration of H&W brands within the grocery category, including all retail food and beverage sales, and the 30% penetration of H&W brands within the refrigerated food category during the 52 weeks ended December 27, 2020. We expect H&W brand penetration to continue to increase in the frozen food category as consumers increasingly seek to make healthier food choices. While we believe that CAGR and penetration are useful measures to determine brand performance within our industry, they should not be read as a future guarantee of our performance in future periods.

One of our goals is to become a leading H&W brand. In order to do so, we intend to leverage our strong relationships with prominent retail customers and to develop relationships with new customers and consumers. By focusing on developing innovative products and building brand equity, we believe we can achieve or exceed retail penetration levels similar to those of other leading H&W brands in the frozen food category. During the 12 weeks ended June 13, 2021, our branded products had an average of approximately 170 thousand “total distribution points” across the United States, in addition to Washington, DC and the Commonwealth of Puerto Rico. The term “total distribution points” is calculated as the sum of the number of stores selling each branded stock keeping unit (“SKU”). For perspective, leading H&W brands within the frozen food category achieved total distribution points in excess of 930 thousand during the same period.

We have experienced success increasing our distribution footprint and believe there is further opportunity for organic growth. For example, our total distribution points increased from an average of approximately 128 thousand during the 12 weeks ended June 16, 2019 to an average of approximately 170 thousand during the four weeks ended June 13, 2021, representing a two-year CAGR of approximately 16%. According to SPINS information, during the 24 weeks ended June 13, 2021, we had 92 thousand total distribution points in frozen entrees, representing a two-year CAGR of approximately 58%, and 25 thousand total distribution points in frozen breakfast, representing a two-year CAGR of approximately 92%. We believe we have been able to meaningfully increase our distribution in part because we represent an opportunity for retailers to drive traffic into their stores, grow their frozen food category, and drive their omni-channel growth efforts. Retailers tend to favor brands that bring new consumers to categories and, as such, we believe the incremental sales growth opportunity provided by our products has helped us grow our distribution and strengthen our relationships with retail customers. As an example, according to the 2021 Brand Switching Analysis, 90% of our sales gains in single-serve frozen breakfast entrée, 82% of our sales gains in single-serve frozen prepared poultry (with regards to our frozen chicken entrées), and 46% of our sales gains in single-serve frozen entrée bowls were a result of new consumers to these subcategories, or were “incremental” sales, for the 52 weeks ended February 7, 2021. We believe there is a significant opportunity for additional growth of our total distribution points within our established retail channels, including natural and conventional grocery, drug, club, and mass merchandise stores, by increasing our distribution footprint with our retail customers, increasing the number of our retail customer relationships, introducing new products, and expanding our consumer community.

Growing total distribution points is also a function of expanding our product offerings, and we have demonstrated our ability to achieve a strong presence in multiple subcategories within the frozen food category. However, there is significant white space to expand distribution of our products. During the four weeks ended June 13, 2021, our branded products had an average SKU-level all-commodity volume (“ACV”) of 20%. The term “ACV” refers to the measurement of a product’s distribution, weighted by the overall retail sales dollars attributable to the retail location distributing such product, where a retail location determined to have sold a product if at least one unit of the product was scanned for sale within the relevant time period. We believe we have the opportunity to significantly increase our ACV by executing on our growth strategy.

Expansion of Our Innovative Product Offerings

We are uncompromising on taste in our approach to product development, which we believe helps consumers meet their preferences for increasing protein intake while reducing carbohydrate, sugar, grain, and gluten intake. Our entrées, breakfast sandwiches, and other products are craveable while maintaining macronutrient ratios we believe are difficult to find within the frozen food category, even among other H&W brands.

Our primary strategic focus is growing our net sales in frozen entrée and breakfast, our core subcategories within the frozen food category, while maintaining a strong presence in multiple other subcategories of frozen food. We believe these subcategories offer significant opportunity to increase our penetration as an H&W brand. However, we see additional opportunities as an H&W brand in other frozen subcategories, in addition to other categories. Based on consumer feedback, we believe our brand has permission to extend into multiple adjacent food categories within and outside of frozen foods. We plan to invest in research and development to develop innovative and competitive products for those categories.

We also intend to expand our product portfolio by developing new base ingredient systems, creating new and innovative recipes, and improving our packaging, while maintaining a focus on macronutrient-balanced foods that have broad consumer appeal and are competitive among other H&W brands. We believe the commercialization of these products will require us to hire additional employees within our product design and commercialization team, thereby increasing our marketing expense, as well as research and development costs within our administrative expense. We anticipate our marketing expense and research and development costs will increase in absolute dollars and as a percentage of net sales in the short term.

Consumer Trends

We compete within the $170 billion U.S. H&W industry, as measured by SPINS during the 52 weeks ended June 13, 2021. SPINS defines the H&W industry to include natural, specialty, and wellness products. We see significant opportunity within this industry, which had a CAGR of 10.7% during the two years ended December 27, 2020, and where favorable consumer trends, such as a greater focus on healthy lifestyle and macronutrient content and increased consumption of meals at home, have led to growth of H&W brands within retail across multiple categories.

We believe an increasing number of consumers are seeking to make healthier food choices yet face limited options when it comes to the convenience of products found in the frozen food aisle. These consumers include the U.S. population seeking to reduce sugar in their diets, the U.S. population seeking to reduce their carbohydrate intake, the 42% of the adult U.S. population suffering from obesity, the 34.5% of the U.S. adult population with prediabetes, and the 13% of the adult U.S. population suffering from the health effects of diabetes. We believe the needs of these consumers are currently underserved, particularly by products in the frozen food aisle. While we believe our products are designed to provide alternatives for these consumers, we also believe our products have broad appeal due to our uncompromising approach to developing products suited to a wide base of consumer tastes and dietary preferences.

We believe preference for H&W brands, and specifically food products that are designed to be high protein with limited sugar, grain, and gluten, has not reached its peak. We believe our ability to attract the robust and growing consumer base seeking the macronutrient and nutritional content of our products will allow us to add distribution points with our retail customers and increase our net sales, which we believe will help us scale and increase our gross margin from sales of our products.

Growth of Our Team

As of June 30, 2021, we had approximately 260 full-time personnel, of whom approximately 200 were contract personnel working at our City of Industry Facility. Our remaining personnel work across various functional areas within our business, including manufacturing, sales, marketing, and administration.

We have significantly expanded our manufacturing, marketing, and accounting functions, as well as our executive team, to support our rapid growth, particularly since September 2020. Growing our manufacturing function has accounted for a majority of the increase in employee headcount over that period as we scale our self-manufacturing capacity at our City of Industry Facility, and we anticipate that commencing operations at our Bolingbrook Facility will continue to accelerate this growth. Additionally, we have increased our sales and marketing headcount to support the growth of our business and have increased our accounting headcount in preparation for being a public reporting company.

We intend to further increase our manufacturing headcount over time as we experience net sales growth; however, in light of our expected investments in automation and production efficiency at our City of Industry Facility, we expect our manufacturing headcount related expenses to increase at a lower rate than net sales. We also expect to increase our headcount across various other functional areas as we expand our business operations, which could substantially increase our selling and distribution expense, marketing expense, and administrative expense. The anticipated increase in the size of our workforce may also require us to expand our current facilities or obtain new facilities, which will in turn necessitate additional capital expenditures and further increase our operational expense. However, while we expect to grow our headcount over time, we may experience challenges hiring and retaining a sufficient number of employees.

Ability to Leverage and Grow Our Digital Community

We believe our modern approach to engaging with our vast consumer community has been a key component of our success and driven the growth of our brand and distribution footprint. Further, we have leveraged our consumer community through RGF Labs, which is a targeted and diverse invitation-only subset of our consumers, as well as our e-commerce platform, to solicit feedback, which enables us to market our products with added confidence of their retail success. We continue to focus on our modern approach to marketing, targeting consumers within the health-conscious community and promoting products that are desirable based on current consumer preferences and diet and lifestyle choices. In future periods, we expect to significantly expand our marketing efforts to achieve greater brand awareness, increase consumer acquisition and retention rates, and increase market penetration, which we believe will collectively drive increases to net sales. We believe our marketing expense will increase both in absolute dollars and as a percentage of net sales as we continue to grow our social media following and enhance our digital marketing strategy.

Self-Manufacture of Our Products

During the three months ended March 31, 2021, we took over operations at our City of Industry Facility, which included leasing the facility, acquiring certain equipment and inventory, and hiring certain employees. Our City of Industry Facility contains four flexible production lines that are U.S. Food and Drug Administration (“FDA”) and U.S.

Department of Agriculture (“USDA”) registered. In addition, the products we manufacture at our City of Industry Facility are certified by GFCO to be labeled for sale as “gluten free” (to 10ppm gluten or less), in accordance with the standards set by the GFCO, when bearing the GFCO-certification mark. For additional information regarding our acquisition of the City of Industry Facility, refer to our audited statement of assets acquired and liabilities assumed included elsewhere in this prospectus.

In addition, in October 2021, we entered into a lease to commence operations at our Bolingbrook Facility on January 1, 2022, which we expect will enable us to further scale our operations and self-manufacture a greater portion of our products.

By streamlining operations throughout our City of Industry Facility and entering into the lease for the Bolingbrook Facility, we believe we can continue to deliver quality products while improving our financial performance. Our City of Industry Facility, for instance, enabled us to self-manufacture more than 70% of our products during June 2021, thereby significantly reducing our reliance on co-manufacturers; substantially all of our products were prepared by our co-manufacturers during the same period in 2020. Further, our City of Industry Facility provides us with the opportunity to continue to expand our self-manufacturing capacity while improving production efficiencies. For example, we plan to implement our growth strategy by investing in new production lines, implementing new manufacturing automation technology designed to significantly increase productivity while reducing direct labor costs through the automation of certain manual labor tasks, and adopting a continuous improvement cost savings program that focuses on process improvements throughout our supply chain and manufacturing operations to mitigate costs. We are also in the process of implementing a new enterprise resource planning (“ERP”) system that will be used to manage our business, streamline operations, and provide additional opportunities to enhance operations at our facility, including through process automation.

We plan to continue to increase the percentage of our self-manufactured products, which will require additional investment in facilities, capital expenditures, and human capital expenditures. We believe these investments will not only allow us to expand our distribution footprint and product offerings, but also allow us to increase our gross profit margin. Our capital expenditure investments are likely to increase significantly as we increase and optimize our self-manufacturing capabilities. We also expect to incur additional costs in connection with implementing the ERP system. Further, our self-manufacturing workforce is largely variable and will grow as we scale our business and increase net sales, but we anticipate that human capital expenditures will be mitigated as we continue to invest in technology and automation to reduce manual labor tasks and improve efficiency. We expect our cost of goods sold will increase in absolute dollars but decrease as a percentage of net sales as we improve our product mix, increase our manufacturing output, and leverage plant overhead costs, thereby reducing per-unit costs.

E-Commerce Business

Although our e-commerce sales significantly over-index relative to our frozen food peers, we believe there is potential to increase our net sales through e-commerce. We sell a limited percentage of our products to consumers through “click-and-collect” e-commerce transactions, where consumers pick up their product at a retailer following an online sale, and traditional direct-to-consumer “deliver-to-me” e-commerce transactions through our own website and third-party websites. We manage our e-commerce business through various third-party websites and platforms in addition to our own, which have remained operational and experienced increased consumer traffic throughout the duration of the COVID-19 pandemic in 2020 in comparison to the year ended December 31, 2019.

We believe the key factors impacting the growth rate of our e-commerce business will include consumer demand for our products, shifting purchasing habits of consumers with respect to in-person retail sales channels, our ability to innovate to create new products and timely manufacture products at the quantities necessary, and the scope and duration of the COVID-19 pandemic. We believe there is significant opportunity to drive growth through our e-commerce channels by partnering with our retail customers to leverage their digital and physical infrastructure. As a result of changes in consumer purchasing behavior, as well as a shift in how consumers engage with brands, we intend to bolster our e-commerce capabilities, understanding that we may experience less e-commerce demand in the foreseeable future as a result of consumer purchasing habits preferring in-person shopping.

As our brand continues to amplify its audience with consumers, it has been critical to continue our development of our brand’s e-commerce engine and expansion of our digital marketing presence. Our e-commerce platform has continued to evolve as part of our digital marketing strategy and has become a strategic driver of our product development process through the launch of new products. We expect our marketing expense will increase in absolute dollars and increase as a percentage of net sales as we make additional investment in developing our e-commerce capabilities. We anticipate our e-commerce business will continue to be a driver of long-term growth, although the growth rate is unpredictable and may not be in line with our historical experience, particularly given the unusual market and consumer dynamics presented during the COVID-19 pandemic.

Indebtedness

Since our inception, we have financed our liquidity needs in part from borrowings made under various credit agreements and other forms of indebtedness, and continue to be subject to certain financial restrictions, operating covenants, and debt service requirements set forth in these agreements. During the six months ended June 30, 2021, we took certain actions designed to enhance our liquidity and improve our financial condition, including adopting cost-reduction measures, extending the maturity date of certain indebtedness, acquiring additional borrowing capacity, and issuing the convertible promissory notes with an aggregate principal amount of $35.0 million pursuant to a note purchase agreement with various investors. We believe that these actions, together with the net proceeds from the offering contemplated by this prospectus, will generate sufficient liquidity to fund our working capital requirements, pursue our business plan, and continue scaling our production capabilities and digital marketing strategy, which will help us effectively execute our growth strategy. However, there can be no assurance that we will be able to satisfy our debt payment obligations, including by generating sufficient cash flows from our operations or otherwise to satisfy our debt service, and it is possible that we may be required to divert funds identified for other purposes to satisfy such payment obligations, which could negatively impact our business and results of operations.

Impacts of the COVID-19 Pandemic on Our Business

Throughout the year ended December 31, 2020 and continuing through June 30, 2021, the COVID-19 pandemic spread globally, causing government intervention and changes in consumer behavior and resulting in business interruptions and closures, as well as travel bans and stay-at-home orders. These effects of the COVID-19 pandemic impacted the regions in which we operate our business and in which our suppliers, co-manufacturers, retail customers, and consumers are located. The overall impact of the COVID-19 pandemic continues to be highly uncertain and subject to change. Although certain governmental restrictions imposed as a result of the COVID-19 pandemic have begun to be lifted, given the global economic slowdown, the disruption of global supply chains and distribution systems, and other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations, and growth prospects have been, and could continue to be, materially adversely affected.

In connection with the ongoing impacts of the COVID-19 pandemic, many of our retail customers canceled or postponed shelf-resets in 2020, which significantly impacted our net sales in the six months ended June 30, 2020. Further, one of our key co-manufacturers experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in our inability to meet demand for certain of our products during the year ended December 31, 2020, and negatively impacted our financial condition and results of operations. Additionally, during the six months ended June 30, 2021, we experienced high levels of absenteeism and turnover at our City of Industry Facility that we believe is a result of the COVID-19 pandemic, which caused significant production inefficiencies and an increase in our labor costs.

While we believe the impacts of the COVID-19 pandemic significantly negatively impacted our net sales and results of operations during the year ended December 31, 2020 and through June 30, 2021, we believe the actions we have taken to respond to the COVID-19 pandemic, combined with our strong brand and diversified product portfolio, position us to emerge from the pandemic poised for long-term growth. For additional information, refer to the risk factor captioned “Pandemics, epidemics or disease outbreaks, such as COVID-19, may disrupt our business, including, among other things, consumption and trade patterns, supply chain, and production processes, each of which could materially and adversely affect our business, financial condition and results of operations” in the section entitled “Risk Factors,” and Note 1 to our audited financial statements located elsewhere in this prospectus.

Supply Chain Disruptions

We, our suppliers, and our co-manufacturers modified operations during the year ended December 31, 2020 and through the six months ended June 30, 2021 in response to the COVID-19 pandemic. Our suppliers and co-manufacturers operated at reduced hours and implemented social-distancing measures, which limited the number of personnel that could be working in their facilities at any given time. We also adopted and implemented social-distancing and safety practices at our City of Industry Facility. The measures we have all taken have resulted, and may continue to result, in increases to our short- and long-term cost of goods sold. If we or our business partners need to further modify operations in response to the COVID-19 pandemic, we expect our business, financial condition, and results of operations would be materially adversely affected.

During the year ended December 31, 2020, the original sublessor of our City of Industry Facility, one of our largest co-manufacturers during the period, experienced financial hardship such that it was not able to secure trade credit or working capital from its suppliers or lenders. As a result of these challenges, this co-manufacturer shut down its facility and was unable to fill our orders, which negatively impacted our ability to produce enough products to meet demand and resulted in lower net sales during the year ended December 31, 2020. We do not believe that any of our other co-manufacturers or suppliers closed their facilities or materially limited their operations in response to the impacts of the COVID-19 pandemic. However, our co-manufacturers and suppliers may in the future experience closures, operating limitations, or financial difficulties as a result of the ongoing impacts of the COVID-19 pandemic. For additional information on our manufacturing and facilities, refer to the section entitled “Business—Facilities.”

In addition, we, along with our co-manufacturers and suppliers, have experienced, and continue to experience, labor shortages since March 2020, which we believe is a result of indirect impacts of the COVID-19 pandemic. The ability of our business partners to attract and retain employees may continue to result in disruptions to our supply chain and impact our net sales, cost of goods sold, and gross margin.

Shelf Reset Disruptions

During the year ended December 31, 2020, the impacts of the COVID-19 pandemic resulted in many of our retail customers canceling or postponing repurchase orders, or “shelf resets,” to restock our products in their stores, which had a significant negative impact on our net sales. Many of these customers resumed regular shelf reset activity beginning in the three months ended June 30, 2021. We expect the resumption of shelf reset activity with our retail customers to result in an acceleration in our total distribution point growth in the second half of 2021.

Employee Health and Safety

The health and safety of our employees is our highest priority. Throughout the COVID-19 pandemic, we have remained operational as an “essential business” while focusing on safeguarding the well-being of our employees. In an effort to protect the health and safety of our employees, we have limited the number of employees on-site relative to our typical personnel capacity, adopted remote work and flexible scheduling policies, and implemented enhanced safety measures and protocols at our facilities in accordance with U.S. Department of Health and Human Services Centers for Disease Control and Prevention guidelines. Further, we have installed clear plastic barriers to separate employees and provided personal protective equipment to help ensure employee safety and limit potential exposure to COVID-19.

Operating Expense Reduction

To mitigate the adverse impacts the COVID-19 pandemic has had, or may have, on our business and operations, we have implemented a number of temporary measures to reduce our operating expenses and preserve liquidity, including restricting employee travel, canceling or postponing events, transitioning meetings with current and prospective customers to a virtual platform, suspending hiring of non-essential employees, eliminating or deferring discretionary expenditures, seeking payment accommodations or deferrals, and reducing ingredient, packaging, and finished goods inventories. We also reduced our discretionary spending, including product promotions, marketing expense, and travel expense, lowering our marketing expense by 43% during the year ended December 31, 2020 compared to the year ended December 31, 2019. Additionally, we temporarily reduced our overall headcount across all departments, including marketing, accounting, and operations, by ten employees, or 40%, from March 2020 to August 2020. From August 2020 through June 2021, we increased our headcount by 45 employees.

Although such measures were implemented on a temporary basis, management continues to evaluate whether certain of these policies would be appropriate to extend. While these measures enabled us to preserve liquidity, we believe these temporary changes in operations had a negative impact on our ability to grow our net sales during the year ended December 31, 2020.

Paycheck Protection Program Loan

In May 2020, we received loan proceeds in the amount of $309 thousand under the Paycheck Protection Program (“PPP”) from Carter Federal Credit Union (the “PPP Loan”), which we used for permitted general and corporate purposes. As of December 31, 2020, the outstanding balance on the PPP Loan was $309 thousand. In August 2021, we were notified that forgiveness of the PPP Loan had been approved. For additional information, refer to the section entitled “—Liquidity.”

Components of Our Results of Operations

Net Sales

Our net sales are primarily derived from the sale of our products directly to our retail customers. Our products are sold to consumers through an increasing number of locations in retail channels, primarily in natural and conventional grocery, drug, club and mass merchandise stores. We sell a limited percentage of our products to consumers through “click-and-collect” e-commerce transactions, where consumers pick up their product at a retailer following an online sale, and traditional direct-to-consumer “deliver-to-me” e-commerce transactions through our own website and third-party websites.

Historically, we have sold substantially all of our products under our “Realgood Foods Co.” brand. We also sell a limited number of private label products to select retail customers.

We expect our net sales growth will be driven by a number of factors, including the following:

∎	increased penetration as an H&W brand within our existing retail channels, as well as expansion into other distribution channels;

∎	the impact of our marketing efforts as we continue to expand our consumer community, build our brand, and drive consumer adoption of our products, including through e-commerce channels;

∎

continued product innovation through our modern approach to our product development, including enhancing existing products and introducing new products in the frozen food category and adjacent categories that appeal to a broad range of consumers;

∎	sustained market share gain by H&W brands generally in the large and growing U.S. frozen food industry;

∎	consumer trends, including a greater focus on H&W, increased consumption of meals at home, and a preference for convenient H&W products; and

∎

our ability to increase manufacturing capacity to meet demand, including hiring a sufficient number of qualified manufacturing personnel and investing in technology to automate certain manual labor tasks.

We record net sales as gross sales net of discounts, allowances, coupons, slotting fees, and trade advertising that we offer our customers. Such amounts are estimated and recorded as a reduction in total gross sales in order to arrive at reported net sales. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. We anticipate that promotional activities will continue to impact our net sales, which will continue to impact period-over-period results.

Our three largest retail customers during the year ended December 31, 2020 were Walmart, Kroger, and Costco. During the year ended December 31, 2019, Walmart and Kroger accounted for approximately 66% of our net sales, collectively, and during the year ended December 31, 2020, Walmart, Kroger, and Costco collectively accounted for approximately 57% of our net sales. These customers individually accounted for approximately 28%, 17% and 12% of our net sales, respectively, for the year ended December 31, 2020. For the six months ended June 30, 2021, Costco, Walmart, and Kroger represented approximately 85% of our net sales, collectively, and approximately 57%, 19%, and 9%, of our net sales, respectively.

We believe our relationships with these prominent retailers have helped us increase consumer awareness of our brand and thereby enabled incremental sales within our category to new and existing customers. In addition, we do not have purchase commitments from or minimum volume requirements with any of our customers. The loss of any significant customer, or the reduction of purchasing levels from any such customer, may cause our net sales to fluctuate significantly from period to period. Our customer concentration also potentially exposes us to product concentration risk, as our significant customers may choose to only purchase and provide shelf space for a limited number of our products. For example, we have experienced some concentration of sales of our bacon wrapped stuffed chicken and enchiladas through one of our significant retail customers.

Our primary strategic focus is growing our net sales in the frozen entrée and breakfast subcategories within the frozen food category, while maintaining a strong presence in multiple other subcategories of frozen food. We do not charge the same price for the various products we offer across these subcategories and may introduce new products with price points that differ from our current products. We also sell our products in varying package sizes and through multiple retail channels. We do not charge the same price for our products on a per-ounce basis across package sizes, nor do we charge the same price for the same product across our distribution channels. Accordingly, the amount of net sales we recognize will vary from period to period depending on a number of factors, including the mix of products sold and the package sizes of such products, as well as the distribution channels through which the sales are made.

Gross Profit

Gross profit consists of our net sales less cost of goods sold. Our cost of goods sold primarily consists of the cost of ingredients for our products, direct and indirect labor cost, co-manufacturing fees, plant and equipment cost, other manufacturing overhead expense, and depreciation and amortization expense, as well as the cost of packaging our products.

Our gross profit margin is impacted by a number of factors, including changes in the cost of ingredients, cost and availability of labor, and factors impacting our ability to efficiently manufacture our products, including through investments in production capacity and automation.

We purchase large quantities of ingredients to manufacture our products, including food commodities such as poultry, pork, and dairy products. The price of these commodities is volatile and can change significantly based on a number of factors beyond our control, including consumer demand, harvesting decisions, incidence of disease, adverse weather conditions, natural disasters, and public sentiment. During the year ended December 31, 2020, the average prices for poultry and pork belly (along with certain other ingredients we use in our products) were below their respective five-year averages during the year ended December 31, 2020, and we realized some benefits from these lower prices in the form of decreased cost of goods sold and resulting higher gross profit margin. During the six months ended June 30, 2021, the average prices for these ingredients were above their respective five-year averages and we realized some adverse impacts from these higher prices in the form of increased cost of goods sold and resulting lower gross profit margin. We intend to attempt to mitigate any adverse movement in ingredient costs through a combination of cost management and product price increases. However, if our mitigation strategies do not eliminate increased costs, we may not be able to implement price increases for our products to cover some or all of the increased costs, and any price increases we do implement may result in lower sales volumes. In addition, if our input costs decline, we may be asked to pass along these reduced costs to our customers in the form of lower prices for our products. These potential increases in ingredient costs may adversely impact our gross profit.

Competition for qualified employees (including contract employees) is intense within our industry and the geographic regions in which we operate, and we have experienced challenges hiring and retaining employees. In addition, we have experienced upward pressure on wages, which we believe is due to competition for limited resources, increased mobility of the workforce, and government assistance relating to the COVID-19 pandemic. During the six months ended June 30, 2021, we experienced high levels of absenteeism and turnover in our City of Industry Facility that we believe is a result of the COVID-19 pandemic, which caused significant production inefficiencies and an increase in our labor costs. Any factors that cause fluctuations in our labor costs could have a material impact on our cost of goods sold. In addition, labor shortages may impact our production capacity, which may have a negative impact on our gross profit.

During the year ended December 31, 2020, substantially all of our products were manufactured at various facilities operated by our co-manufacturers. However, we were able to self-manufacture more than 70% of our products at our City of Industry Facility during June 2021 and expect this percentage to increase over time. We believe our direct operation of our City of Industry Facility provides us with the opportunity to significantly expand manufacturing capacity by investing in additional production lines, hiring new employees and investing in automation. As our production capacity increases to meet demand for our products, we expect our gross profit margin to increase. However, there may be fluctuations in our gross profit margin from period to period as a result of a number of factors, including the timing of employee hiring decisions, the amount and timing of investments in manufacturing equipment, and the timing of product sales relative to investments in production capacity.

Operating Expenses

Selling and Distribution Expense

Our products are shipped from our and our co-manufacturers’ facilities directly to customers’ or to third-party logistics providers by truck and rail. Distribution expense includes third-party freight and warehousing costs, as well as salaries and wages, bonuses, and incentives for our distribution personnel. We expect our distribution expense in future periods to increase in absolute dollars, but to decrease as a percentage of net sales due to expected added operating efficiencies.

Our products are primarily sold through a network of food brokers and our own direct sales force. Selling expense includes salaries and wages, commissions, bonuses, and incentives for our sales personnel, broker fees, and sales-related travel and entertainment expenses. We expect our selling expense in future periods to increase in absolute dollars as we invest to support our growth.

Marketing Expense

Marketing expense includes salaries and wages for marketing personnel, website costs, advertising costs, costs associated with consumer promotions, influencer and promotional agreements, product samples and sales ads incurred to acquire new customers and consumers, retain existing customers and consumers, and build our brand awareness. Our marketing programs also include selective event sponsorships designed to increase brand awareness, and provide opportunities to sample branded products to consumers. Included in marketing expense are costs and fees relating to the execution of in-store product demonstrations, as well as costs associated with product promotions and coupons.

We expect to significantly expand our marketing efforts to achieve greater brand awareness, attract new customers and consumers, and increase market penetration. Our marketing expense has decreased as a percentage of our net sales in recent periods, due in part to the impacts of the COVID-19 pandemic, but we expect our marketing expense in future periods will increase, as measured in both absolute dollars and as a percentage of net sales, as we invest to support new product releases to drive greater brand awareness, and attract new retail customers and consumers to our products.

Administrative Expense

Administrative expense includes salaries, wages, and bonuses for our management and general administrative personnel, research and development costs, depreciation of non-manufacturing property and equipment, professional fees to service providers including accounting and legal, costs associated with the implementation and utilization of our new ERP system, insurance, and other operating expenses.

We continue to increase headcount, particularly in our management and finance departments, to support our continued growth and prepare us to be a public reporting company. We expect our administrative expenses to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company with increased personnel cost in accounting, internet technology, and compliance-related teams. Further, our administrative expense is expected to increase with additions to our research and development team as we further develop our product portfolio.

Segment Overview

Our chief operating decision maker, who is our Chief Executive Officer, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance, as well as for strategic operational decisions and managing the organization. For the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021, we have determined that we have one operating segment and one reportable segment.

Results of Operations

The following table summarizes our statements of operations for the respective periods (in thousands):

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2019	2020	2020	2021	2020	2021
Net sales	$38,743	$38,984	$8,679	$18,685	$18,054	$35,463
Cost of goods sold	32,919	36,306	8,047	16,023	16,439	28,788
Gross profit	5,824	2,678	632	2,662	1,615	6,675

Operating expenses:
Selling and distribution	8,025	7,593	1,796	3,049	3,949	5,968
Marketing	4,145	2,351	807	755	1,580	1,387
Administrative	2,409	2,592	432	2,982	1,073	5,802

Total operating expenses	14,579	12,536	2,403	6,786	6,602	13,157

Loss from operations	(8,755)	(9,858)	(1,770)	(4,124)	(4,987)	(6,482)
Interest expense	5,382	5,682	1,474	1,440	2,482	3,483
Other expense	51	—	—	370	—	370

Loss before income taxes	(14,188)	(15,540)	(3,876)	(5,934)	(7,469)	(10,335)

Income tax expense	—	(22)	(13)	—	(13)	—

Net loss	$(14,188)	$(15,562)	$(3,889)	$(5,934)	$(7,482)	$(10,335)

Comparison of the Three and Six Months Ended June 30, 2020 and June 30, 2021

Net Sales

The following table sets forth our net sales for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Net Sales	$8,679	$18,685	$10,006	115%	$18,054	$35,463	$17,409	96%

Net sales increased by $10.0 million, or 115%, and $17.4 million, or 96%, in the three and six months ended June 30, 2021, respectively, as compared to the prior year periods, primarily due to strong growth in sales volumes of our core products, driven by expansion into the club channel, as well as the addition of new strategic customers, and, to a lesser extent, greater demand from our existing retail customers and the resumption of shelf resets within the same period, which we believe were paused during the year ended December 31, 2020 as a result of the COVID-19 pandemic.

Cost of Goods Sold

The following table sets forth our cost of goods sold for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Cost of goods sold	$8,047	$16,023	$7,976	99%	$16,439	$28,788	$12,349	75%
Percentage of net sales	93%	86%			91%	81%

Cost of goods sold increased by $8.0 million, or 99%, and $12.3 million, or 75%, respectively, in the three and six months ended June 30, 2021 as compared to the prior year periods, primarily due to the increase in the sales volume of our products, and an increase in labor costs of $0.5 million due to high levels of absenteeism and turnover in our City of Industry Facility during the six months ended June 30, 2021, which we believe was a result of the COVID-19 pandemic, and an increase in raw material costs, partially offset by the increase in the amount of products sold that were self-manufactured. Self-manufactured products, which have lower cost of goods sold than co-manufactured products, represented greater than 70% of our sales in the three and six months ended June 30, 2021 compared to substantially all of our products being co-manufactured in the prior year periods.

Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Gross profit	$632	$2,662	$2,030	321%	$1,615	$6,675	$5,060	313%
Gross margin	7.3%	14.3%			8.9%	18.8%

Gross profit increased $2.0 million, or 321%, and $5.1 million, or 313%, in the three and six months ended June 30, 2021 as compared to the prior year periods. The improvement in gross profit was primarily due to a significant increase in of our self-manufactured products as a percentage of net sales, because self-manufactured products have a higher profit margin than co-manufactured products. This increase in gross profit was partially offset by increased labor costs of $0.5 million, due to high levels of absenteeism and turnover in our City of Industry Facility during the six months ended June 30, 2021, which we believe was a result of the COVID-19 pandemic and, to a lesser extent, an increase in raw material costs.

Operating Expenses

Selling and Distribution Expense

The following table sets forth our selling and distribution expense for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Selling and distribution	$1,796	$3,049	$1,253	70%	$3,949	$5,968	$2,019	51%
Percentage of net sales	21%	16%			22%	17%

Selling and distribution expense increased $1.3 million, or 70%, and $2.0 million, or 51%, in the three and six months ended June 30, 2021, respectively, as compared to the prior year periods. Selling and distribution expense increased primarily due to an increase in sales and, to a lesser extent, an increase in industry freight rates.

Marketing Expense

The following table sets forth our marketing expense for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Marketing	$807	$755	($52)	(6)%	$1,580	$1,387	($193)	(12)%
Percentage of net sales	9%	4%			9%	4%

Marketing expense decreased $52 thousand, or 6%, and $193 thousand, or 12%, in the three and six months ended June 30, 2021, respectively, as compared to the prior year periods. Marketing expense decreased primarily due to lower levels of digital advertising, driven by the timing of our advertising plan, which is weighted more towards the second half of 2021.

Administrative Expense

The following table sets forth our administrative expense for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Administrative	$432	$2,982	$2,550	590%	$1,073	$5,802	$4,729	441%
Percentage of net sales	5%	16%			6%	16%

Administrative expense increased $2.6 million, or 590%, and $4.7 million, or 441%, in the three and six months ended June 30, 2021, respectively, as compared to the prior year periods. The $4.7 million increase in the six months ended June 30, 2021 was primarily driven by $2.5 million in higher transaction-related expenses and $1.5 million in higher research and development costs resulting from higher levels of commercialization activity to support growth. The $2.5 million increase in the three months ended June 30, 2021 was primarily driven by $1.1 million in higher transaction-related expenses and a $0.8 million in higher research and development costs resulting from higher levels of commercialization activity to support growth. Increased headcount to support growth and higher insurance costs also contributed to the increases in administrative expenses.

Interest Expense

The following table sets forth our interest expense for the periods indicated (dollar amounts in thousands):

	THREE MONTHS ENDED JUNE 30,				SIX MONTHS ENDED JUNE 30,
	2020	2021	$ CHANGE	% CHANGE	2020	2021	$ CHANGE	% CHANGE
Interest expense	$1,474	$1,440	($34)	(2)%	$2,482	$3,483	$1,001	40%
Percentage of net sales	17%	9%			14%	10%

Interest expense decreased $34 thousand, or 2%, and increased $1.0 million, or 40%, in the three and six months ended June 30, 2021, respectively, as compared to the prior year periods. The increase in interest expense in the six months ended June 30, 2021 was due to higher deferred loan and success fee costs compared to the prior year period, offset by our lower outstanding principal balance on the PMC Revolver following the issuance of the 2021 Notes. The decrease in interest expense in the three months ended June 30, 2021 was due to lower cost of borrowing as a result of our convertible note issuance in May 2021.

Comparison of the Years Ended December 31, 2019 and December 31, 2020

Net Sales

The following table sets forth our net sales during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Net sales	$38,743	$38,984	$241	0.6%

Net sales increased $0.2 million, or 0.6%, to $39.0 million during the year ended December 31, 2020 from $38.7 million during the year ended December 30, 2019. Our net sales growth was primarily driven by volume increases, as well as the addition of a new club channel customer in the three months ended December 31, 2020, partially offset by many of our retail customers canceling or postponing shelf resets to restock our products in their stores, which we believe was due to the impacts of the COVID-19 pandemic. In addition, during the year ended December 31, 2020, the original sublessor of our City of Industry Facility, one of our largest co-manufacturers during the period, experienced financial hardship such that it was not able to secure trade credit or working capital from its suppliers or lenders, which we believe was a result of the COVID-19 pandemic. This co-manufacturer shut down its facility and was unable to fill our orders. These challenges negatively impacted our ability to produce enough products to meet demand and resulted in lower net sales growth than we anticipated during the year ended December 31, 2020.

Cost of Goods Sold

The following table sets forth our cost of goods sold during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Cost of goods sold	$32,919	$36,306	$3,387	10.3%
Percentage of net sales	85.0%	93.1%

Cost of goods sold increased $3.4 million, or 10.3%, to $36.3 million during the year ended December 31, 2020, compared to $32.9 million during the year ended December 31, 2019, due primarily to our write-down of obsolete inventory following our initial establishment of an inventory reserve by new management to account for slow-moving and obsolete inventory. Prior to the year ended December 31, 2020, we did not account for this obsolete inventory. Additionally, idle capacity costs also contributed to the increase in cost of goods sold.

Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Gross profit	$5,824	$2,678	$(3,146)	(54.0)%
Gross margin	15.0%	6.9%		(54.3)%

Gross profit decreased $3.1 million, or 54.0%, to $2.7 million during the year ended December 31, 2020, compared to $5.8 million during the year ended December 31, 2019, due primarily to our write-down of obsolete inventory and establishment of our inventory reserve. In addition, lower than anticipated sales growth owing primarily to canceled shelf-resets, as well as supply chain disruptions arising out of the COVID-19 pandemic, including the shut-down of one of our largest co-manufacturing partners’ facilities and our resulting inability to fill our orders and produce enough products to meet demands, negatively impacted our gross margin during the year ended December 31, 2020.

Operating Expenses

Selling and Distribution Expense

The following table sets forth our selling and distribution expense during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Selling and distribution	$8,025	$7,593	$(432)	(5.4)%
Percentage of net sales	20.7%	19.5%

Selling and distribution expense decreased $0.4 million, or 5.4%, to $7.6 million during the year ended December 31, 2020, compared to $8.0 million during the year ended December 31, 2019. This change was primarily driven by lower distribution expense owing to lower industry shipping rates and customer mix changes that favorably impacted shipping costs. Selling expense was relatively stable from period to period.

Selling and distribution expense as a percentage of net sales was 19.5% during the year ended December 31, 2020, compared to 20.7% during the year ended December 31, 2019. The decrease in selling and distribution expense as a percentage of net sales was primarily a result of a decrease in distribution expense as a percentage of net sales, which was driven by our targeted efforts to lower our distribution expense. We have implemented several strategies to lower our distribution costs, including optimizing inventory levels, maximizing truckload freight, and limiting our direct-to-consumer sales efforts.

Marketing Expense

The following table sets forth our marketing expense during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Marketing	$4,145	$2,351	$(1,794)	(43.3)%
Percentage of net sales	10.7%	6.0%

Marketing expense decreased $1.8 million, or 43.3%, to $2.4 million during the year ended December 31, 2020, compared to $4.1 million during the year ended December 31, 2019. Marketing expense as a percentage of net sales were 6.0% during the year ended December 31, 2020, compared to 10.7% during the year ended December 31, 2019. The decrease in marketing expense as a percentage of net sales was primarily a result of lower digital advertising spending and, to a lesser extent, lower personnel related expense as a result of downsizing our marketing team in response to the COVID-19 pandemic.

Administrative Expense

The following table sets forth our administrative expense during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Administrative	$2,409	$2,592	$183	7.6%
Percentage of net sales	6.2%	6.6%

Administrative expense increased $0.2 million, or 7.6%, to $2.6 million during the year ended December 31, 2020, compared to $2.4 million during the year ended December 31, 2019. The increase was primarily due to an increase in headcount as we brought in a new management team to drive growth and prepare us for this offering. Administrative expense as a percentage of net sales were 6.6% during the year ended December 31, 2020, compared to 6.2% during the year ended December 31, 2019.

Interest Expense

The following table sets forth our interest expense during the years ended December 31, 2019 and 2020, respectively (dollar amounts in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020	$ CHANGE	% CHANGE
Interest expense	$5,382	$5,682	$300	5.6%
Percentage of net sales	13.9%	14.6%

Interest expense during the year ended December 31, 2020 increased $0.3 million, or 5.6%, to $5.7 million from $5.4 million during the year ended December 31, 2019, primarily due to additional interest expense incurred under our loan and security agreement, as amended (the “PMC Loan Agreement”) with PMC Financial Services Group, LLC (“PMC”). Interest expense during the years ended December 31, 2019 and 2020 included amortization expense related to deferred loan and success fees in the amounts of $2.7 million and $1.1 million, respectively.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the periods presented. In management’s opinion, the data below have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following quarterly financial data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	THREE MONTHS ENDED
($ IN THOUSANDS, EXCEPT PER SHARE DATA)	SEP. 30, 2019	DEC. 31, 2019	MAR. 31, 2020	JUN. 30, 2020	SEP. 30, 2020	DEC. 31, 2020	MAR. 31, 2021	JUN. 30, 2021
Net sales	$11,235	$9,186	$9,375	$8,679	$9,745	$11,185	$16,778	$18,685
Cost of sales	9,092	8,676	8,393	8,047	9,907	9,959	12,765	16,023

Gross profit	2,143	510	982	632	(162)	1,226	4,013	2,662

Operating expenses:
Selling and distribution	2,266	2,105	2,155	1,795	1,753	1,890	2,919	3,049
Marketing	1,222	750	773	807	356	415	632	755
Administrative	464	637	640	432	682	838	2,820	2,982

Total operating expenses	3,952	3,492	3,568	3,034	2,791	3,143	6,371	6,786

Loss from operations	(1,809)	(2,982)	(2,586)	(2,402)	(2,953)	(1,917)	(2,358)	(4,124)

Interest expense	1,519	1,687	1,007	1,474	1,263	1,938	2,043	1,440
Other expense	—	51	—	—	—	—	—	370

Loss before income taxes	(3,328)	(4,720)	(3,593)	(3,876)	(4,216)	(3,855)	(4,401)	(5,934)

Income tax expense	—	—	—	(13)	—	(9)	—	—

Net loss	$(3,328)	$(4,720)	$(3,593)	$(3,889)	$(4,216)	$(3,864)	$(4,401)	$(5,934)

Net loss per common unit (basic and diluted)	$(55.69)	$(78.10)	$(60.06)	$(64.83)	$(70.10)	$(63.83)	$(72.23)	$(96.58)

Weighted-average common units outstanding (basic and diluted)	62,097	62,097	62,097	62,097	62,097	62,670	62,957	62,957

Quarterly Trends

Our net sales growth and gross margin trends have generally improved sequentially starting in the quarter ended December 31, 2020. For the three quarters prior to December 31, 2020, our net sales and gross margins were significantly negatively impacted by retailers cancelling shelf-resets and supply chain disruptions, which we believe were driven by the COVID-19 pandemic. Prior to the quarter ended March 31, 2020, we experienced strong growth as compared to the prior year in our net sales, which were driven by greater consumer demand for our products and expansion of distribution. We cannot assure you that these patterns of sequential growth in net sales and/or gross profit and gross margin will continue or that events similar to the COVID-19 pandemic will not occur and affect our net sales, gross profit, and gross margin. We anticipate that gross profit and gross margin may fluctuate from quarter to quarter because of variability in our production volumes and product mix.

Our operating expenses generally have increased sequentially in each quarter starting in the quarter ended December 31, 2020, primarily due to increases in headcount and related expenses to support our growth. For example, our current senior management team was established during September of 2020 and since then we have continued our investment in personnel to support our growth and our public company readiness.

Non-GAAP Financial Measures

In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe that Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA, non-GAAP financial measures, are useful performance measures and metrics for investors to evaluate current trends in our operations and compare the ongoing operating performance of our business from period to period. In addition, management uses these non-GAAP financial measures to assess our operating performance and for internal planning purposes. We also believe these measures are widely used by investors, securities analysts, and other parties in evaluating companies in our industry as measures of operational performance. However, the non-GAAP financial measures included in this prospectus have limitations and should not be considered in isolation, as substitutes for, or as superior to performance measures calculated in accordance with GAAP. Other companies may calculate these measures differently, or may not calculate them at all, which limits the usefulness of these measures as comparative measures. Because of these limitations, we consider, and you should consider, Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA with other operating and financial performance measures presented in accordance with GAAP. For additional information, including a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, refer to the definitions and section entitled “Prospectus Summary — Non-GAAP Financial Measures,” above.

Adjusted Gross Profit

Adjusted Gross Profit decreased $0.8 million to $5.0 million for the year ended December 31, 2020, compared to $5.8 million for the year ended December 31, 2019, primarily driven by a higher percentage of our sales coming from lower margin products and supply chain disruptions that we believe were caused by the COVID-19 pandemic. Our sales were significantly lower than we had expected primarily due to the cancellation of shelf resets by our customers and supply chain disruption caused by the financial hardship of our co-manufacturers that resulted in our inability meet demand for our products during the period.

Adjusted Gross Profit increased $6.7 million to $8.7 million for the six months ended June 30, 2021, compared to $1.9 million for the six months ended June 30, 2020, primarily driven by an increase in the amount of self-manufactured products, which carry higher margins. More than 70% of our sales in the six months ended June 30, 2021 were from products that we self-manufactured compared to substantially all of our sales being co-manufactured for the six months ended June 30, 2020.

Adjusted EBITDA

Adjusted EBITDA increased $1.9 million to a loss of $6.3 million for the year ended December 31, 2020, compared to a loss of $8.2 million for the year ended December 31, 2019, primarily driven by a decrease in marketing expenses and, to a lesser extent, selling and distribution expenses and administrative expenses.

Adjusted EBITDA increased $2.5 million to a loss of $1.7 million for the six months ended June 30, 2021, compared to a loss of $4.2 million for the six months ended June 30, 2020, primarily driven by an increase in sales volume and a greater proportion of self-manufactured goods, partially offset by an increase in selling and distribution expenses and administrative expenses. Our selling and distribution costs increased primarily due to higher sales volume and an increase in industry freight rates. Our administrative expenses increased as we invested in infrastructure to support our growth and to prepare for this offering.

We also incurred other non-recurring expenses of $0.2 million during the six months ended June 30, 2021. These other non-recurring expenses have not been added back to our computation of Adjusted EBITDA.

Liquidity and Capital Resources

We have experienced net losses in every period since our inception. As of June 30, 2021, we had an accumulated deficit of approximately $49.6 million. In the six months ended June 30, 2020 and 2021, we incurred net losses of $7.5 million and $10.3 million, respectively. In the years ended December 31, 2019 and 2020, we incurred net losses of $14.2 million and $15.6 million, respectively. As of June 30, 2021, RGF, LLC had $654 thousand in cash, current debt obligations of $0.6 million, convertible debt obligations of $35.4 million, and long-term debt obligations of $9.8 million. Additionally, as of June 30, 2021, RGF, LLC had current and long-term business acquisition liabilities of $1.5 million and $13.7 million, respectively.

Since our inception, we have dedicated substantially all of our resources to the commercialization of our products, the development of our brand and social media presence, and the growth of our operational infrastructure. Historically, we have financed our operations primarily through issuances of equity and debt securities and borrowings under our credit agreements and, to a lesser extent, through sales of our products.

We anticipate our operating expenses and capital expenditures will increase substantially in the foreseeable future as we seek to attract new customers and consumers to our brand, develop and commercialize new products, expand shelf space for our products, invest in our distribution and manufacturing facilities, enhance our production capabilities, expand our marketing channels, and hire additional employees. Further, our liquidity may be significantly impacted by potential cash payments we make pursuant to the Reorganization transactions. Our future capital requirements will depend on many factors, including our ability to retain and expand sales of our products to our existing customers, our ability to attract new customers and consumers and the cost of acquiring these customers and consumers, our ability to commercialize new products, the introduction of competitive products, changes in customer and consumer preferences, and trends impacting the packaged food industry and the H&W industry. In addition, we may enter into arrangements to acquire or invest in complementary businesses or assets in the future.

Our ability to meet our capital requirements is dependent upon generating sufficient cash flows from operations or having sufficient access to equity financing or available borrowing capacity to pay operating expenses, meet working capital requirements, and make required debt-service payments. If our existing sources of liquidity are insufficient to satisfy our working capital requirements, we may seek to borrow under our credit facilities, seek new or modified borrowing arrangements, or sell additional securities. The sale of convertible debt or equity securities could result in dilution to our stockholders, and these equity securities may have rights or preferences that are superior to those of our stockholders. Our incurrence of additional indebtedness would result in additional debt-service obligations, as well as covenants that may further restrict our operations and encumber our assets. In addition, there can be no assurance that any additional financing will be available on acceptable terms, or at all.

Exchange Agreement

In connection with the consummation of this offering, we will enter into an exchange agreement (the “Exchange Agreement”) with the Members, including certain Fidelity investment funds receiving Class B Units pursuant to the conversion of the 2021 Notes (collectively, the “Fidelity Investors”), pursuant to which the holders of Class B Units (and certain permitted transferees) may, subject to the terms of the Exchange Agreement, exchange their Class B Units for shares of our Class A common stock on a one-for-one basis. The Exchange Agreement will also provide that, in connection with any such exchange, such Class B Units will be canceled, and additional Class A Units, equivalent to the amount of Class B Units so exchanged, will be issued to RGF, Inc., proportionally increasing RGF Inc.’s interest in RGF, LLC.

Pursuant to the terms of the Exchange Agreement, and in connection with an election by one or more Members to exchange Class B Units into shares of Class A common stock, we will have the option to, in lieu of issuing Class A common stock, instead make a cash payment to any such Member equal to a volume weighted average market price of one share of Class A common stock for each Class B Unit exchanged (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) in accordance with the terms of the Operating Agreement. Although the actual timing and amount of any payments that we make to Members pursuant to the Exchange Agreement will vary, we expect those payments to our Members will be substantial and may limit our cash available to meet our operating capital requirements or service our debt obligations.

Tax Receivable Agreement

We expect to obtain a step-up in the tax basis of our share of RGF, LLC’s assets when a Member receives cash or shares of our Class A common stock in connection with a redemption or exchange of such Member’s Class B Units for cash or Class A common stock (such basis increase, the “Basis Adjustments”). We intend to treat such acquisition of Class B Units as our direct purchase of Class B Units from a Member for U.S. federal income and other applicable tax purposes, regardless of whether such Class B Units are surrendered by a Member to RGF, LLC for redemption or sold to us upon the exercise of our election to acquire such Class B Units directly. Basis Adjustments may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The Fidelity Investors will not be party to the Tax Receivable Agreement.

In connection with the Reorganization, RGF, Inc. will enter into the Tax Receivable Agreement with RGF, LLC and the Members other than the Fidelity Investors. The Tax Receivable Agreement will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of RGF, LLC arising from such transactions, and tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. RGF, LLC will have in effect an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), effective for each taxable year in which an exchange of Class B Units for shares of our Class A common stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in RGF, LLC or us by any Member. We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize. The actual Basis Adjustments, as well as any amounts paid to the Members under the Tax Receivable Agreement, will vary depending on a number of factors.

The payment obligations under the Tax Receivable Agreement are obligations of RGF, Inc. and not of RGF, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Members could be substantial. Any payments made by us to Members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to RGF, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions.”

Indebtedness

PMC Loan Agreement

In June 2016, RGF, LLC entered into the PMC Loan Agreement. As of December 31, 2020, the PMC Loan Agreement provided us with a $36.5 million line of credit, repayable on June 30, 2021 (the “PMC Revolver”), as well as a $2.0 million line of credit, which matures on March 31, 2025 (the “PMC CapEx Line”), and for which borrowings are restricted for use towards capital expenditures. The PMC Loan Agreement contains no financial covenants and is collateralized by our accounts receivable, inventory, equipment, deposit accounts, and general intangibles.

As of December 31, 2019 and 2020, we owed $23.2 million and $36.9 million, respectively, on the PMC Revolver, which included the unpaid loan balance and lender fees. Further, as of December 31, 2019 and 2020, we owed $1.7 million and $1.5 million, respectively, under the PMC CapEx Line. The outstanding balances on the PMC Revolver and the PMC CapEx Line bear interest at an annual rate equal to the greater of the prime rate announced by Wells Fargo Bank, N.A., or 3.5%, plus 8.5% per annum. On March 29, 2021, RGF, LLC entered into an amendment to the PMC Loan Agreement to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding a $1.25 million fee, which we paid in June 2021.

On May 7, 2021, RGF, LLC issued convertible notes to various investors for a purchase price of $35.0 million, and used a portion of the proceeds to repay $34.1 million owed pursuant to the PMC Loan Agreement. Further, on June 30, 2021, RGF, LLC and PMC amended the PMC Loan Agreement to reduce the maximum revolver amount under the PMC Revolver from $36.5 million to $15.0 million. Further, in September 2021, RGF, LLC and PMC amended the PMC Loan Agreement to increase the maximum revolver amount under the PMC Revolver from $15.0 million to $18.5 million and the PMC CapEx credit limit from $2.0 million to $3.0 million. As of June 30, 2021, there was $8.0 million outstanding on the PMC Revolver, which included the unpaid loan balance and fees.

For additional information regarding our issuance of convertible notes, refer to the section below entitled “—2021 Notes.”

PPZ Notes

In February 2017, RGF, LLC issued a promissory note in the principal amount of $40.0 thousand to PPZ, LLC (“PPZ”), a Member of RGF, LLC (the “Initial PPZ Note”). The Initial PPZ Note bears interest at a simple rate of 8.0% per annum.

In June 2017, RGF, LLC and PPZ entered into loan and security agreements, as well as a promissory note secured by all of RGF, LLC’s assets and subordinated only to existing and future indebtedness that we owe PMC, pursuant to which PPZ loaned us $400.0 thousand (the “2017 PPZ Note”). The 2017 PPZ Note bears interest at a simple rate of 9.0% per annum.

In October 2018, RGF, LLC and PPZ entered into a loan and security agreement, as well as a promissory note secured by all of RGF, LLC’s assets and subordinated only to existing and future indebtedness we owe PMC, pursuant to which PPZ loaned us $500.0 thousand (the “2018 PPZ Note” and, collectively with the Initial PPZ Note and 2017 PPZ Note, the “PPZ Notes”). The 2018 PPZ Note bears interest at a simple rate of 9.0% per annum.

Each of the PPZ Notes matures on December 31, 2021.

For additional information regarding the PPZ Notes, refer to Note 8 to our audited financial statements included elsewhere in this prospectus.

Paycheck Protection Program Loan

On May 9, 2020, RGF, LLC received loan proceeds in the amount of $309 thousand under the PPP from Carter Federal Credit Union. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts of up to 2.5 times the average monthly payroll expenses of the qualifying business. Under the terms of the PPP Loan, the entire amount of principal and accrued interest may be forgiven to the extent the borrower uses the proceeds for qualifying expenses as determined by the U.S. Small Business Administration (“SBA”) under the PPP, including payroll, benefits, rent and utilities, and maintains its payroll levels.

As of June 30, 2021, the outstanding balance on the PPP Loan was $309 thousand. The unforgiven portion of the PPP Loan, if any, is payable over two years at an interest rate of 1.0% per annum, with a payment deferral for the first six months, and fully repayable on May 9, 2022.

We believe that we used the proceeds for purposes consistent with the PPP. In March 2021, RGF, LLC applied for forgiveness of the full $309 thousand principal amount and associated interest. In August 2021, we were notified that forgiveness of the PPP Loan had been approved.

2021 Notes

On May 7, 2021, RGF, LLC entered into a note purchase agreement (the “2021 Notes Agreement”) with various Fidelity investment funds (collectively, the “Fidelity Investors”), pursuant to which the Fidelity Investors purchased the convertible promissory notes of RGF, LLC with an aggregate principal amount of $35.0 million (the “2021 Notes”), of which $34.1 million was used to partially repay amounts owed pursuant to the PMC Revolver. The 2021 Notes bear an interest rate of 1.0% per annum compounded annually on the unpaid principal balance. The principal and any accrued and unpaid interest are due on the first anniversary of the closing date of the 2021 Notes.

According to the terms of the 2021 Notes, upon the occurrence of a Qualified Financing, the notes would convert into fully paid and non-assessable Series A preferred units of RGF, LLC. A “Qualified Financing” is defined in the 2021 Notes Agreement as a transaction or series of related transactions, conducted with the principal purpose of raising capital, pursuant to which RGF, LLC issues and sells its Series A preferred units (as may be adjusted for any security split, security dividend, combination, or other recapitalization or reclassification effected after May 7, 2021), with aggregate gross proceeds to RGF, LLC of at least $50.0 million (excluding all proceeds from the 2021 Notes and from any incurrence, conversion, or cancelation of other indebtedness or other securities converting into Units in the financing). The discount investors would receive in connection with a Qualified Financing is 20.0%.

Further, pursuant to the terms of the 2021 Notes, the notes would convert into common units of RGF, LLC upon the occurrence of a Qualified Public Transaction. A “Qualified Public Transaction” includes the closing of the issuance and sale of equity securities RGF, LLC in RGF, LLC’s first firmly underwritten public offering with gross proceeds to RGF, LLC of not less than $75.0 million pursuant to an effective registration statement under the Securities Act, and in connection with such offering, RGF, LLC’s common units (as may be adjusted for any security split, security dividend, combination or other recapitalization or reclassification effected after May 7, 2021) are listed for trading on Nasdaq or the New York Stock Exchange. The discount investors would receive in connection with a Qualified Public Transaction is 20.0%.

In connection with the Reorganization, RGF, LLC, RGF, Inc. and the Fidelity Investors have entered into an agreement for conversion of promissory notes (the “Conversion Agreement”) pursuant to which, in connection with the offering, (i) a portion of the 2021 Notes reflecting an original principal amount of $8,030,900 shall convert into shares of our Class A common stock, (ii) a portion of the 2021 Notes reflecting an original principal amount of $26,969,100 shall convert into Class B Units and an equivalent amount of shares of our Class B common stock, and (iii) accrued and unpaid interest shall be repaid in cash. The conversions contemplated by the Conversion Agreement are calculated at a 20% discount to the per share price set forth in the final prospectus for this offering

RGF, LLC has elected the fair value option under ASC 825, Financial Instruments for measurement of the 2021 Notes. As of June 30, 2021, the outstanding balance of the 2021 Notes was $35.4 million. The 2021 Notes balance have been included in current liabilities as of June 30, 2021 as all borrowings were due within one year based on the 2021 Notes Agreement in effect as of the balance sheet date. The 2021 Notes mature on March 7, 2022.

For further information regarding the 2021 Notes, refer to Notes 1 and 8 to our audited financial statements.

Management Actions to Enhance Liquidity and Capital Resources

Our financial statements as of June 30, 2020 and 2021 and December 31, 2019 and 2020 have been presented on the basis that we are a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As a result, these financial statements do not include any adjustments that might result from the outcome of going concern uncertainty. In addition, the audit report rendered with respect to the financial statements is unqualified as to audit scope.

As of June 30, 2021, we had $654 thousand in cash, convertible debt obligations of $35.4 million, and current debt obligations of $0.6 million. Additionally, as of June 30, 2021, we had current and long-term business acquisition liabilities of $1.5 million and $13.7 million, respectively. Since our inception, we have experienced net losses in every period, and have financed our operations primarily through issuances of equity and debt securities and borrowings under our credit agreements and, to a lesser extent, through sales of our products. Given our liquidity constraints, as of December 31, 2020 and June 30, 2021 there was substantial doubt about our ability to continue as a going concern. However, subsequent to December 31, 2020, and during the six months ended June 30, 2021, in addition to pursuing this offering, we have taken a number of actions designed to enhance our liquidity and alleviate doubt regarding our ability to continue as a going concern, including reducing costs, extending the maturity date of certain existing indebtedness, and acquiring additional borrowing capacity.

Specifically, we completed the following actions in the six months ended June 30, 2021:

∎	On February 1, 2021, RGF, LLC and PPZ amended the PPZ Notes to extend the maturity dates of the notes to December 31, 2021.

∎

On March 29, 2021, RGF, LLC entered into an amendment to the PMC Loan Agreement to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding a $1.25 million fee, which we paid in June 2021.

∎

During the three months ended March 31, 2021, RGF, LLC entered into a series of agreements pursuant to which it agreed to operate our City of Industry Facility, which included leasing the facility, acquiring certain equipment required to operate the facility and inventory located at the facility, and hiring certain employees. The transactions closed in March 2021. We believe that directly operating our City of Industry Facility will enable us to expand our production capacity, improve quality control, and enhance our gross margin.

∎

On May 7, 2021, RGF, LLC issued the 2021 Notes. We expect this offering will constitute a Qualified Public Transaction pursuant to the terms of the 2021 Notes, and that the 2021 Notes will convert in full in connection with the consummation of this offering. For additional information, refer to Note 8 to our audited financial statements contained elsewhere in this prospectus.

∎

We have also taken a number of other actions, including adopting a continuous improvement cost savings program that focuses on process improvements and strategic sourcing to mitigate supply chain costs, implementing a new ERP system to enable further cost efficiencies and improve inventory management, and accelerating capital expenditures to enable automation at our manufacturing facility and reduce labor costs, including through the purchase of machinery to automate certain manual labor tasks.

In the event a Qualified Public Transaction or a Qualified Financing does not occur prior to the maturity date of the 2021 Notes, our ability to continue as a going concern would be contingent upon our ability to repay the 2021 Notes or extend the maturity date of the 2021 Notes. While we believe that it is probable that the Note Investors would agree to extend the maturity date of the 2021 Notes if no Qualified Public Transaction or Qualified Financing has occurred, there can be no assurance this will occur. If the maturity date of the 2021 Notes is not extended, we would be required to repay or refinance the amount owed pursuant to the 2021 Notes. If we are unable to generate sufficient cash flows from operations to repay the 2021 Notes, we may need to seek to borrow additional funds, dispose of our assets, or reduce or delay capital expenditures. We may not be able to accomplish any of these alternatives on acceptable terms, or at all. The failure to generate sufficient cash flows from operations, or to accomplish any of these alternatives, could have a material adverse impact on our business.

If we are successful in consummating the offering contemplated by this prospectus, the net proceeds from the offering will generate additional liquidity to fund our working capital requirements and pursue our business plan. We believe that the offering will constitute a Qualified Public Transaction and, therefore, the 2021 Notes will convert into shares of our Class A common stock upon consummation of the offering. However, there can be no assurance that we will be successful in consummating the offering. Further, even if we are successful, we may be required to seek additional equity or debt financing in order to meet our future liquidity requirements and pursue our strategic objectives. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, operating results and financial condition could be adversely affected.

We expect to continue to incur operating losses for the foreseeable future due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business. However, in light of the foregoing, and based on our current level of operations and business plans, we believe our cash and cash equivalents, cash flows from operating activities, available borrowings under our credit agreements and anticipated net proceeds from this offering will be sufficient to meet our liquidity requirements for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE ($)	2020	2021	CHANGE ($)
Net cash used in operating activities	(10,916)	(7,754)	3,162	(3,994)	(1,236)	2,758
Net cash used in investing activities	(498)	(149)	349	(16)	(2,528)	(2,512)
Net cash provided by financing activities	11,661	7,543	(4,118)	4,298	4,390	92

Net increase (decrease) in cash and cash equivalents	247	(360)	(607)	288	626	398

Cash and cash equivalents at beginning of period	141	388	247	388	28	(360)

Cash and cash equivalents at end of period	388	28	(360)	676	654	(22)

Net Cash Used in Operating Activities

Cash used in operating activities was $4.0 million and $1.2 million for the six months ended June 30, 2020 and 2021, respectively, and $10.9 million and $7.8 million for the year ended December 31, 2019 and 2020, respectively.

During the year ended December 31, 2019, we incurred a net loss of $14.2 million, which was the primary reason for net cash used in operating activities of $10.9 million. Net cash used in operating activities also included $2.2 million in cash outflows from changes in operating assets and liabilities and $5.5 million of non-cash expenses, including interest and debt fees and depreciation and amortization expense.

During the year ended December 31, 2020, we incurred a net loss of $15.6 million, which was the primary reason for net cash used in operating activities of $7.8 million. Net cash used in operating activities also included $1.9 million in cash inflows from changes in operating assets and liabilities and $5.9 million of non-cash expenses, including interest and debt fees and depreciation and amortization expense.

In the six months ended June 30, 2020, we incurred a net loss of $7.5 million, which was the primary reason for net cash used in operating activities of $4.0 million. Net cash used in operating activities also included $0.9 million in cash inflows from changes in operating assets and liabilities and $2.6 million of non-cash expenses, including interest and debt fees and depreciation and amortization expense.

In the six months ended June 30, 2021, we incurred a net loss of $10.3 million, which was the primary reason for net cash used in operating activities of $1.2 million. Net cash used in operating activities also included $5.1 million in cash inflows from changes in operating assets and liabilities and $3.6 million of non-cash expenses, including interest and debt fees, depreciation and amortization expense, and changes and in the fair value of convertible debt.

Net Cash Used in Investing Activities

Net cash used in investing activities in the years ended December 31, 2019 and 2020 primarily related to capital expenditures to support our growth and investment in property, equipment, and inventory.

During the year ended December 31, 2019, net cash used in investing activities was $498 thousand and consisted of cash outflows for the purchases of property, plant, and equipment.

During the year ended December 31, 2020, net cash used in investing activities was $149 thousand and consisted of cash outflows for the purchase of property, plant, and equipment.

During the six months ended June 30, 2020, net cash used in investing activities was $20 thousand and consisted of cash outflows for purchases of property, plant, and equipment.

During the six months ended June 30, 2021, net cash used in investing activities was $2.5 million and consisted of cash outflows for purchases of property, plant and equipment, primarily for manufacturing facility improvement and manufacturing equipment for our newly acquired City of Industry manufacturing facility.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the years ended December 31, 2019 and 2020 was primarily driven by the net proceeds from our issuances of equity securities and borrowings under our credit agreements.

Cash provided by financing activities totaled $11.7 million during the year ended December 31, 2019, consisting primarily of borrowing on the PMC Revolver to fund operations and net proceeds from the sale and issuance of Series A preferred units of RGF, LLC.

Cash provided by financing activities totaled $7.5 million during the year ended December 31, 2020, a decrease of $4.1 million compared to the year ended December 31, 2019. Cash provided by financing activities primarily included borrowing on the PMC Revolver to fund operations. The decrease in cash from financing activities was primarily driven by the decrease of $3.2 million in cash used in operating activities lessening the need for additional debt.

Cash provided by financing activities totaled $4.4 million during the six months ended June 30, 2021, an increase of $0.1 million compared to the six months ended June 30, 2020. Cash provided by financing activities included the issuance of $35 million in convertible notes, which were used to pay down a portion of the outstanding balance on the PMC revolver. Cash from financing activities was used to fund operating activities as well as capital-expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Seasonality

We experience mild seasonal earning characteristics, predominantly with products that experience lower sales volume in warm-weather months. For example, our bacon wrapped stuffed chicken experiences seasonal softness during months that consumers prefer to grill outdoors instead of preparing microwaveable meals. In addition, similar to other H&W brands, the highest percentage of our net sales tends to occur in the first and second quarters of the calendar year, when consumers are more likely to seek H&W brands. Further, certain of the ingredients we process, such as cauliflower and artichoke hearts, are agricultural crops with seasonal production cycles. These seasonal earning characteristics have not historically had a material impact on our net sales primarily due to the timing and strong growth of our total distribution points. The bulk of our distribution point gains are a function of retailer shelf-resets, which tend to occur during the third and fourth quarters of the calendar year, which helps to support year-round performance across our product offerings. As our business continues to grow, we expect the impact from seasonality to increase over time, with net sales growth occurring predominantly in the first and second quarters.

New Accounting Pronouncements

Refer to Note 2 to our audited financial statements included elsewhere in this prospectus for a detailed description of recent accounting pronouncements issued and adopted.

Critical Accounting Policies and Estimates

The financial information discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon or derived from our audited financial statements, which have been prepared in conformity with GAAP. In preparing our financial statements, we are required to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, net sales, cost of sales and expenses, disclosure of contingent assets and liabilities, as well as related disclosures. We base the estimates, assumptions and judgments involved in the accounting policies described below on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our audited financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Actual results may differ materially from these estimates. These estimates and assumptions include, but are not limited to, bad debt reserve, inventory costing including reserves, and net sales recognition including variable consideration for estimated reserves for discounts, incentives, and other allowances. For additional information, refer to Note 1 to our audited financial statements.

Net Sales Recognition

Our net sales are principally derived from selling our products to our customers. While our net sales recognition does not involve significant judgment, it represents an important accounting policy.

Net sales are recognized upon transfer of title and risk of inventory loss to our customers. The customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. Net sales are recognized in an amount that reflects the consideration we expect to ultimately receive in exchange for those promised products, net of expected discounts for sales promotions and customary allowances.

We offer sales promotions through various regional and national programs to our customers. These programs include in-store discounts, as well as product coupons offered directly to consumers, which may be redeemed at the point of sale. Customary allowances for early invoice payment and shrinkage are also applied by our customers. The costs associated with these programs are accounted for as variable consideration as defined under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), and are reductions to the transaction price of the products. Depending on the specific type of sales incentive and other promotional program, we use the expected value method to determine the variable consideration.

We review and update our estimates and related accruals of variable consideration each period based on the terms of our agreements, historical experience, and expected levels of performance of the trade promotion or other programs. Any uncertainties in the ultimate resolution of variable consideration due to factors outside our influence are typically resolved within a short timeframe, and therefore do not require additional constraint on the variable consideration. We also offer compensation to our customers for access to shelf space in stores, and associated payments are recognized as reductions to the transaction price received from the customer upon the sale of associated products.

Inventories

Inventories are stated at the lower of cost or net realizable value. We record sales and other reductions in inventory through cost of sales using the first-in, first-out method. The cost of finished goods inventories include ingredients, direct labor, freight-in for ingredients, and indirect production and overhead costs.

We monitor our inventories to identify any excess or obsolete items on hand. We write down our inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of inventories and estimated net realizable value. These estimates are based on management’s judgment about future demand and market conditions. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of.

Equity-Based Compensation

Prior to this offering, we have not granted any equity-based awards to our directors, officers, or employees. Accordingly, we have not historically incurred equity-based compensation expense for equity-based awards to our directors, officers, or employees. Profits interest units granted to certain officers were classified as liability awards and accounted for as performance bonuses in accordance with ASC Topic 710, Compensation, General (“ASC 710”). The accounting guidance requires management to assess whether, as of the end of each reporting period, payment of compensation pursuant to the awards is probable and whether it can be reasonably estimated. Because payment with respect to the profits interest units was not deemed probable or estimable as of December 31, 2020, no compensation expense was recognized for the profits interest units for the period ended December 31, 2020. For additional information, refer to Note 1 to our audited financial statements included elsewhere in this prospectus.

However, we expect to grant equity-based awards in the future, and to the extent that we do, we expect to recognize equity-based compensation expense in accordance with ASC Topic 718, Stock Compensation (“ASC 718”). We will measure equity-based compensation expense at the grant date for all equity-based awards made to directors, officers, and employees based on the grant date fair value of the awards, and recognize the expense on a straight-line basis over the requisite service period, which is generally the vesting period for the relevant award. We expect to recognize forfeitures of equity-based awards as incurred.

For RSU awards and restricted stock awards, we expect to calculate the grant date fair value of the awards based on the closing price of our Class A common stock on the grant date. For option awards, we expect to estimate the grant date fair value using the Black-Scholes option pricing model, which requires the input of complex and subjective variables and the application of judgment. Determining the fair value of our stock options under this model will require us to make certain assumptions, including with respect to the fair value of the underlying Class A common stock, the expected volatility of the price of our Class A common stock, the risk-free interest rate, the expected term of the award, and the expected dividend yield of our Class A common stock. We will use our judgment in making these assumptions and, to the extent we make different assumptions, our equity-based compensation expense may materially differ.

In connection with this offering, our compensation committee recommended and our board of directors approved the grant of RSUs to certain of our officers upon the effectiveness of the registration statement of which this prospectus is a part. Consistent with our executive compensation philosophy, we expect additional equity-based awards will be issued to our directors, officers and employees in future periods. For additional information, refer to the section entitled “Executive Compensation—Equity Awards.”

We may recognize significant equity-based compensation expense in future periods, which would have a negative impact on our operating results.

Contingent Consideration

In February 2018, RGF, LLC entered into a product placement agreement with Divario Ventures, LLC (“Divario”), a subsidiary of Albertsons Companies, Inc. (“Albertsons Companies”), pursuant to which RGF, LLC agreed to issue its common units to Divario (the “Divario Initial Equity”) in exchange for the achievement and maintenance of specified distribution thresholds in retail locations operated by Albertsons Companies through October 31, 2020. Additionally, Divario may be entitled to additional common units (the “Divario Incentive Equity”) as incentive awards upon achievement of specified annual sales targets with Albertsons Companies through October 31, 2021. In connection with the consummation of this offering, the sales achieved by Albertsons Companies will be annualized and the portion of the Divario Incentive Equity deemed to be earned at that time, if any, will be issued to Divario. Further, in connection with the Reorganization, the Divario Incentive Equity will be exchanged into Class B Units of RGF, LLC and 999,082 shares of Class B common stock pursuant to an exchange that will be approved with the consent of Divario, the Company, and all the Members.

Because both the Divario Initial Equity and Divario Incentive Equity are considered consideration due to a customer under ASC 606, the grant date fair value of the awards, measured in accordance with ASC 718, is recognized in earnings as contra-revenue over the term of the slotting arrangements based upon the relative volume of gross sales to Albertsons Companies during each quarter for the duration of the agreement.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which permits us to take advantage of specified reduced disclosure and reporting requirements that are otherwise applicable generally to public companies, including presenting only two years of audited financial statements in a registration statement for an initial public offering, reduced disclosure about our executive compensation arrangements, an exemption from the requirement to hold non-binding advisory votes on executive compensation, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation. We have not elected to use the extended transition period for complying with new or revised accounting standards and the election to not use the extended transition period is irrevocable.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer,” with more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K), or (iii) the date on which we have issued more than $1.0 billion of non-convertible debt securities over a three-year period. We have taken advantage of certain reduced reporting obligations in this prospectus. As a result, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Smaller Reporting Company Status

We are also a “smaller reporting company” under applicable Securities and Exchange Commission (“SEC”) rules, meaning that the market value of our Class A common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million, or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

Real Food You Feel Good About Eating

Real Good Foods is an innovative, high-growth, branded, H&W-focused frozen food company. We develop, market, and manufacture delicious and convenient comfort foods designed to be high in protein, low in sugar, and made from gluten- and grain-free ingredients that are intended to be sold in the H&W segment of the frozen food category. Our brand commitment, “Real Food You Feel Good About Eating,” represents our strong belief that, by eating our food, consumers can enjoy more of their favorite foods and, by doing so, live better lives as part of a healthier lifestyle.

We are a mission-focused company. Our mission is to make our craveable, nutritious comfort foods accessible to everyone across the United States and, eventually, throughout the world. Our mission is important to us because we believe an increasing number of consumers are seeking to make healthier food choices, yet face limited options when it comes to the convenience of products found in the frozen food aisle. These consumers include the portion of the U.S. population seeking to reduce sugar in their diets, the portion of the U.S. population seeking to reduce their carbohydrate intake, the 13% of the U.S. adult population suffering from the health effects of diabetes, and the 42% of the adult U.S. population suffering from obesity. We believe our products provide alternatives for these consumers, and also have broad appeal due to our uncompromising approach to developing products suited to a wide range of consumer tastes and diet preferences.

We believe the nutritional content and quality of our products position us to compete directly within the $170 billion U.S. H&W industry, which includes natural, specialty, and wellness food products. Since our inception, we have focused on creating H&W products for the frozen food aisle, where we believe H&W brands are underrepresented compared to other categories. We also believe H&W branded products with our macronutrient composition are similarly underrepresented within the frozen food category.

We compete in multiple large subcategories within the U.S. frozen food category, including frozen entrée and breakfast, which we consider our two core, strategic growth subcategories. According to SPINS information, during the 52 weeks ended December 27, 2020, the subcategories in which we operate comprised 48% of the approximately $58 billion U.S. frozen food category excluding frozen and refrigerated meat. Currently, we sell comfort foods within these subcategories such as our bacon wrapped stuffed chicken, chicken enchiladas, grain-free cheesy bread breakfast sandwiches, and various entrée bowls. Based on consumer feedback, we also believe our brand has permission to extend into multiple adjacent food categories within and outside of frozen.

All of our products are prepared with proprietary ingredient systems that allow us to provide consumers with delicious meals that are designed to be high in protein, low in sugar, and made with gluten- and grain-free ingredients. Our base ingredient systems, which include (i) chicken and parmesan cheese, and (ii) plant-based proteins and fibers, are composed of simple ingredients to which our consumers are accustomed. We believe these ingredient systems are critical to our success because they are a large part of what makes our products craveable while allowing us to capture the macronutrient ratios favored by H&W consumers. To support these ingredient systems, we source widely available, nutritious ingredients from a network of suppliers with whom we have strong relationships.

Historically, we have sold substantially all of our products under our “Realgood Foods Co.” brand. We also sell a limited number of private label products to select retail customers. Our branded products are sold to consumers through an increasing number of locations within retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores, including Walmart, Kroger, and Costco. During the 12-weeks ended June 13, 2021, our branded products had an average of approximately 170 thousand “total distribution points” across the United States, including Washington, DC and the Commonwealth of Puerto Rico. The term “total distribution points” is calculated as the sum of the number of stores selling each branded SKU. For perspective, leading H&W brands within the frozen food category achieved total distribution points in excess of 930 thousand during the same period. We expect to increase our retail distribution footprint by establishing new customer relationships, increasing sales of our products to our existing customers by driving incremental frozen food aisle sales and continuing to grow awareness and demand for our brand and product offerings. We also believe there is an opportunity to leverage our engaged consumer base to grow our e-commerce sales, which includes “click-and-collect” purchases by our consumers through our retail customers and, to a limited extent, direct-to-consumer sales through our website and third-party websites.

Our Strategic Advantages

We believe we are positioned to become a leading H&W brand within the frozen food category. Our strategic advantages are rooted in our mission-focused approach, craveable products, large and engaged consumer community, innovative product-development process, self-manufacturing capabilities, product positioning within our category, and management expertise.

We are a Mission-Focused Company

The purpose of our company is to fulfill our mission of making craveable, nutritious H&W foods accessible to consumers while taking an uncompromising approach to the creation of products that are delicious, convenient, and have broad appeal. We hope to create products that allow consumers to enjoy more of their favorite foods and, by doing so, live better lives as part of a healthier lifestyle. Significant portions of the U.S. population are seeking to make healthier lifestyle choices, which often starts with making better food choices. Our H&W-focused products are designed to address the needs of this large and growing population, while providing the convenience associated with frozen food products. Our mission drives our management team and employees every day and is foundational to our business. We believe we are well-positioned to accomplish our mission due to the taste and macronutrient ratios associated with our products, our innovative approach to product development, and our highly engaged consumer community.

Our Craveable Products Have Broad Appeal

We are uncompromising on taste in our approach to product development, which we believe helps consumers meet their preferences for increasing protein intake while reducing their intake of carbohydrates, sugar, grain, and gluten. Our entrées, bowls, breakfast sandwiches, enchiladas, and other products are delicious, while maintaining macronutrient ratios that are difficult to find within the frozen food category, even among other H&W brands. The following sets forth the carbohydrate and protein content of our products in comparison to our competitors’ products:

	CARBOHYDRATES		PROTEIN
COMPANY PRODUCT	GRAMS IN EACH SERVING OF OUR PRODUCT	GRAMS IN EACH SERVING OF COMPETITOR PRODUCT	GRAMS IN EACH SERVING OF OUR PRODUCT	GRAMS IN EACH SERVING OF COMPETITOR PRODUCT
Bacon Wrapped Stuffed Chicken	3	16	32	20
Chicken Enchiladas	4	36	20	21
Breakfast Sandwich	4	29	18-20	13
Lasagna Entrée Bowl	11	40	32	16

Our insistence on preserving taste while offering “Real Food You Feel Good About Eating” led us to invent our innovative base ingredient systems. While our base ingredient systems are composed of simple ingredients to which our consumers are accustomed, we use these ingredients in unique ways to mimic recipe components that are satiating, but typically higher in carbohydrates and lower in protein. These base ingredient systems are made of: (i) chicken and parmesan cheese, and (ii) plant-based protein and fibers. For example, we use thin, round slices of our innovative chicken and cheese “tortillas” within our enchiladas and use this same ingredient system to make our Italian-themed “pastas.” We also use cauliflower and almond flour to create the cheesy, grain-free “buns” used in our breakfast sandwiches. These base ingredient systems are a key component of our ability to create products with broad appeal without losing the attention of the H&W consumer base we target.

Our Large Social Media Community is Highly Engaged

We have one of the largest social media followings of any brand within the frozen food category today, with approximately 365 thousand followers on Instagram and 500 thousand subscribers across all digital platforms as of June 30, 2021. For comparison, we have more Instagram followers than: (i) all Nestle brands within the U.S. frozen food category combined (Sweet Earth, Outsiders, DiGiorno, Jack’s, CPK frozen, Tombstone, Wild Scape, Hot Pockets, and Lean Cuisine), (ii) all Conagra brands within the frozen food category combined (Udi’s, EVOL, Gardein, Healthy Choice, Bertolli, Glutino, Marie Callender’s, Blake’s, and Alexia), and (iii) the top seven H&W brands within the frozen food category in sales as of the 52 weeks ended May 16, 2021 combined (Amy’s Kitchen, Applegate Farms, California Pizza Kitchen, InnovAsian Cuisine, Aidells, Michael Angelos, and Perdue). More importantly, we believe we have high engagement with our consumers relative to our peers; our average number of comments per post on Instagram exceeds any of the top seven H&W brands in our category by five times. We believe our ability to quickly build this robust community is due not only to our revolutionary products, but also to our modern approach to marketing. Instead of investing heavily in traditional marketing and advertising spend, we instead began building our brand by engaging our consumers and potential consumers in direct, authentic conversations through social media, SMS text, e-mail, and our website, and indirectly through influencers. Through this approach to community engagement, we are able to build brand trust and, in turn, loyalty, which efficiently draws new consumers to our brand, provides a forum for real-time feedback, and allows us to understand our diverse population of consumers more deeply. We also believe our extensive community engagement resonates with our retail customers, leading to additional shelf space and distribution points for our products. Our management team is passionate in its belief that our modern approach to engaging and building our community has been, and will continue to be, critical to our brand success.

We Have an Innovative Product-Development Process

We have launched most of our products in fewer than six months, and our consumer community is instrumental in our approach to product development. After our marketing team conceives of and formulates our product prototypes, we send them for in-home usage tests through what we refer to as “RGF Labs,” which is a targeted and diverse invitation-only subset of our consumer community. We receive feedback from RGF Labs more quickly than we would through traditional product testing, and we are confident that the insights it provides are more helpful than provided by focus groups or consumer polling. Because we leverage this feedback to improve our prototypes prior to distributing our products, RGF Labs enables us to introduce new products with higher confidence of market acceptance. In addition, following a trial with RGF Labs, and prior to distribution within retail channels, we introduce our products directly to consumers on our website. This process provides us another opportunity to marry our products to our consumers’ preferences, as our most avid consumers engage with our products through this channel and provide additional feedback. This disciplined approach to product development has resulted in a market acceptance rate higher than industry standard by the time our new products arrive in retail channels. As a result, we believe our concept-to-shelf product innovation is often more efficient and successful compared to conventional brands within our category.

Our Self-Manufacturing Capabilities Are a Strategic Advantage

The manufacture of our products requires a specialized process and purpose-built equipment to help ensure they have the macronutrient composition we strive to achieve while maintaining taste. Entering into agreements to operate our City of Industry Facility during the three months ended March 31, 2021 enabled us to self-manufacture more than 70% of our products during June 2021, compared to none for the same period in 2020, thereby significantly reducing our reliance on co-manufacturers. Our City of Industry Facility presents an opportunity to create efficiencies in our manufacturing process and reduce labor costs, including through the purchase of machinery to automate certain manual labor tasks. We believe the facility also has the capacity to scale for additional potential sales upon future investments, including purchases of or upgrades to machinery, processing, and packaging equipment.

Our Frozen Food Category Positioning Provides Multiple Growth Opportunities

We are focused on our mission to make our H&W products convenient and accessible through multiple channels within the United States and, ultimately, throughout the world, and our strategy to achieve this begins with the growth of our brand within the frozen food category. We compete in the U.S. frozen food category excluding frozen and refrigerated meat. According to SPINS information, during the 52 weeks ended December 27, 2020, the total U.S. frozen category excluding frozen and refrigerated meat, generated retail sales of approximately $58 billion. We see significant opportunity to address the unmet needs of H&W-focused consumers by offering our delicious H&W products within this category, given that many consumer tastes and preferences call for high protein and lower carbohydrate, sugar, grain, and gluten foods, which are not provided by most other H&W brands.

We believe we have obtained our current distribution points in part because we represent an opportunity for retailers to grow their frozen food aisle sales. The convenience of our products appeals to H&W consumers seeking comfort foods they can prepare at home while maintaining their health goals, in addition to consumers looking for delicious frozen food options. According to the 2021 Brand Switching Analysis, 90% of our sales gains in single-serve frozen breakfast entrée, 82% of our sales gains in single-serve frozen prepared poultry (with regards to our frozen chicken entrées), and 46% of our sales gains in single-serve frozen entrée bowls were a result of new consumers to these subcategories, or were “incremental” sales, during the 52 weeks ended February 7, 2021. Retailers tend to favor brands that bring new consumers to categories and, as such, we believe the incremental sales growth opportunity provided by our products has helped us grow our distribution and strengthen our relationships with our retail customers.

We Have a Proven Management Team

We are led by a management team with significant operational and merger and acquisition experience in the food industry, including with public companies. Bryan Freeman, our Executive Chairman, has over 26 years of experience in the frozen food category. Mr. Freeman served on the senior leadership team of AdvancePierre Foods through its initial public offering, as well as its sale to Tyson for a reported $4.2 billion. Gerard G. Law, our Chief Executive Officer, has over 29 years of experience as an operator within the frozen foods category, including previously as part of the senior leadership team at publicly traded J&J Snack Foods Corp. (“J&J Snack Foods”), where he managed 16 manufacturing facilities, oversaw multiple successful acquisitions, and had a team of approximately 4,200 employees reporting to him. Our Chief Financial Officer, Akshay Jagdale, has over 15 years of experience as a securities analyst within the food industry and has built an extensive network of industry contacts across our supply chain. Our management believes in the strength of our products and possesses the expertise required to scale our business.

Our Market Opportunity

We compete within the $170 billion U.S. H&W industry, as measured by SPINS during the 52 weeks ended June 13, 2021. SPINS defines the H&W industry to include natural, specialty, and wellness products. We see significant opportunity within this industry, which, according to SPINS information, had a two-year CAGR of 10.7% during the two years ended December 27, 2020, and where favorable consumer trends, including a greater focus on healthy lifestyle and macronutrient content, and increased consumption of meals at home, have led to growth of H&W brands within retail across multiple categories.

Since our inception, we have focused on creating H&W products for the frozen food aisle, where we believe H&W brands are underrepresented compared to other categories. According to SPINS information, in the 52 weeks ended December 27, 2020, the U.S. frozen food category excluding frozen and refrigerated meat generated retail sales of approximately $58 billion, with a two-year CAGR of approximately 11%. Within this category, H&W brands generated approximately $9 billion in sales during the same period, with a two-year CAGR of approximately 15%. These H&W brands represented approximately 16% of frozen food category sales excluding frozen and refrigerated meat, or 16% “penetration.” By comparison, H&W brands in the broader grocery category, which includes all retail food and beverage sales, represented 23% penetration during the 52 weeks ended December 27, 2020. Further, H&W brands in the refrigerated food category, which is adjacent to the frozen food category, represented 30% penetration during the 52 weeks ended December 27, 2020. We believe our brand is positioned to not only increase its penetration as an H&W brand within the frozen food category, but also to drive H&W industry growth. Additionally, we believe our brand has an opportunity to extend into adjacent categories including grocery and refrigerated, which comprise the balance of the total H&W industry.

Our branded products are sold to consumers through an increasing number of locations in retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores, including Walmart, Kroger, and Costco, with an average ACV of approximately 20% during the four weeks ended June 13, 2021. The term “ACV” refers to the measurement of a product’s distribution, weighted by the overall retail sales dollars attributable to the retail location distributing such product, where a retail location is determined to have sold a product if at least one unit of the product was scanned for sale within the relevant time period. We believe we have the opportunity to significantly increase our ACV by executing on our growth strategy.

Further, we have experienced success growing our distribution points by approximately 80% during the two years ended December 27, 2020 and believe there is significant opportunity for continued growth. For example, our total distribution points increased from approximately 94 thousand during the 12 weeks ended December 30, 2018 to approximately 170 thousand during the 12 weeks ended December 27, 2020, representing a two-year CAGR of approximately 34%. For perspective, leading H&W brands within the frozen food category achieved total distribution points in excess of 930 thousand during the 12 weeks ended June 13, 2021. We believe our innovative product offerings, strategic customer relationships, and community engagement efforts well position our Company to compete with such brands and continue accelerating our distribution point growth in future periods.

Our Growth Strategy

We believe we are well-positioned to grow our business and achieve our mission, including by expanding our retail distribution, investing in our modern approach to growing our community, leveraging our innovative product development capabilities, and investing in production capacity and automation.

Expand Our Retail Distribution

The large H&W consumer base seeking to increase their protein intake and reduce carbohydrates, sugar, gluten, and grain in their diets face limited options in the frozen food category. As consumers increasingly demand delicious, healthier frozen food alternatives, our brand has not only converted consumers from conventional frozen food brands, but also attracted new consumers to the frozen food category generally, driving incremental sales for our customers and supporting their omni-channel growth efforts. Retailers tend to favor brands that bring new consumers to categories, and we believe our ability to attract new H&W consumers to our customers’ stores and online marketplaces presents a compelling opportunity for our customers to expand our existing shelf space. Further, as we continue to develop innovative products and build brand equity, we believe we can grow our distribution points and achieve penetration levels that rival those of leading H&W brands in the frozen food category. We intend to leverage our strong relationships with prominent retail customers and establish relationships with new customers and consumers to expand our product offerings, capture shelf space, and become a leading H&W brand.

Invest in Our Modern Approach to Grow Our Community

Authentic consumer relationships are core to our strategy as they drive brand loyalty, optimize our product development efforts, and introduce new consumers to our brand. We believe we have one of the largest social media followings of any brand within the frozen food category today with over 500 thousand subscribers across all digital platforms. We rely extensively on social media platforms such as Facebook, Instagram, Pinterest, and TikTok to strengthen brand loyalty and facilitate online collaboration with our community. Although we believe our social media presence and consumer engagement as an H&W brand is compelling, we see significant opportunity for brand growth. We plan to scale our efficient and modern approach to authentic community building by increasing our investment in sales and marketing and continuing our work with influencers and brand ambassadors aligned with our mission. Another component of our modern approach is our ability to converse with our diverse consumer base with specificity: we organize our marketing managers based on the varied need states of our consumers, such as those with diabetes, consumers seeking to reduce carbohydrates, and athletes. Because both H&W and conventional brands within the frozen food category often take a traditional approach to marketing, we believe these strategies will allow us to outpace our competition. Further, we intend to leverage our consumer community to continue to grow our e-commerce sales, which includes “click-and-collect” e-commerce transactions where consumers pick up their product at a retailer following an online sale, as well as traditional direct-to-consumer “deliver-to-me” e-commerce transactions through our own website and third-party websites.

Leverage Innovative Product Development Capabilities

We believe our ability to deliver delicious comfort foods while simultaneously offering macronutrient ratios that support healthy lifestyles draws H&W consumers to our brand. Our products are the deliberate result of our innovative product development cycle, which starts with our proprietary base ingredient systems, and then assimilates our rapid prototyping capabilities with direct community feedback into the development process. We intend to innovate new base ingredient systems that will allow us to expand our product offerings of craveable comfort foods that meet the macronutrient ratios sought by our consumers. We also expect to continue to validate our product recipes prior to launch by investing in the expansion of our community feedback approach. We believe we can leverage our product development capabilities to rapidly expand our product offerings within the frozen food category. In addition, because we utilize direct community feedback to align our products with consumer preferences prior to launch, we believe we can continue to launch products that will have a higher likelihood of market acceptance than conventional brands.

While we have focused on developing our H&W products for the frozen food category, we also believe we have a significant opportunity to expand our product offerings into adjacent categories based on feedback we have received from our consumers and retail customers. We intend to explore opportunities to introduce our products to new categories by continuing to rely upon and invest in our innovative product development approach. To this end, we will also selectively consider acquisitions of businesses or assets, or other investments, that are aligned with our mission and enhance our growth and profitability.

Invest in Production Capacity and Automation

During June 2021, we self-manufactured more than 70% of our products at our City of Industry Facility. The manufacture of our products requires a specialized process and purpose-built equipment to ensure our products have the macronutrient composition we strive for while maintaining taste and quality. Our City of Industry Facility provides us with the opportunity to continue to expand our self-manufacturing capacity while improving production efficiencies. For example, we plan to implement our growth strategy by investing in new production lines, employing new manufacturing automation technology designed to significantly increase productivity while reducing direct labor costs, and adopting a continuous improvement cost savings program that focuses on process improvement throughout our supply chain and manufacturing operations. By streamlining operations throughout our facility, we believe we can continue to deliver quality products while continuing to drive efficiencies across our operations and improve our financial performance. We are also in the process of implementing a new ERP system that we will use to manage our business and which we expect will enhance operations at our City of Industry Facility.

Our Products

We produce and sell, entrées, bowls, breakfast sandwiches, enchiladas, and other H&W products within the frozen food category. Our craveable products are offered in ready-to-heat and ready-to-cook formats for consumers to prepare. Our breakfast sandwiches and entrées are our core products and have been the chief drivers of our growth. All of our products are designed to be free of gluten-containing ingredients and added sugar, and to be higher in protein and lower in carbohydrates than their conventional equivalents. We are focused on making our products delicious, while ensuring they are balanced in macronutrients.

Breakfast Sandwiches

Our breakfast sandwiches have a delicious bun made with grain-free, gluten-free, and protein-rich ingredients, including cheese, almond flour, and eggs. We use this innovative bun to sandwich eggs, cheddar cheese, and a sausage, bacon, or turkey patty. Our breakfast sandwiches are designed to look and taste like traditional breakfast sandwiches but without wheat flour, grain, or other carbohydrate-dense ingredients. Each breakfast sandwich provides 18 to 20 grams of protein and four grams of carbohydrates per serving, compared to a similar breakfast sandwich produced by one of our conventional counterparts, which has 29 grams of carbohydrates and 13 grams of protein per serving.

Entrées

Bowls

Our entrée bowls are designed to have the satisfying taste of comfort food. For example, instead of using traditional wheat flour pasta, our lasagna bowl is made with layers of our chicken and parmesan pasta base, marinara sauce that we make with simple ingredients, and ricotta and mozzarella cheese. Our lasagna bowls contain 11 grams of carbohydrates and 32 grams of protein per serving, compared to a similar dish produced by one of our competitors, which has 40 grams of carbohydrates and 16 grams of protein per serving. We also produce over half a dozen other bowls, all of which are microwavable and convenient to prepare.

Enchiladas

Our enchiladas provide a macronutrient balanced, delicious sampling of Mexican food. Instead of carbohydrate-loaded wheat flour tortillas, we use thin, round slices of our innovative chicken and cheese “tortilla.” We roll freshly seasoned and cooked shredded chicken, pork, cheese, or beef into our “tortillas” and top them with our tomatillo verde sauce or roasted chili poblano red sauce. Our sauces are made using fresh produce. The result is a delicious enchilada with fewer than four grams of carbohydrates and 20 grams of protein per serving.

Bacon Wrapped Stuffed Chicken

Our bacon wrapped stuffed chicken is our modern take on a classic dish. We wrap our cheese-stuffed chicken with thick-cut bacon in lieu of the wheat-flour breading used by certain of our competitors, which can comprise up to one-third of their final product. Our product design results in a high-protein meal that is grain-free and gluten-free, and contains three grams of carbohydrates and 32 grams of protein. A conventional version of this dish has 16 grams of carbohydrates and 20 grams of protein per serving.

Other Frozen Food Items

To help fulfill our mission and delight our consumers, we provide macronutrient balanced foods for all eating occasions and times of day and offer products in multiple subcategories within the frozen food category. We believe that the variety of our product offerings increases brand engagement and awareness, grows consumer loyalty, and allows us to strategically meet evolving consumer preferences.

We believe that participating in high-impulse categories like ice cream, where consumers are more likely to switch from conventional brands, is an efficient marketing tactic that broadens our consumer base and increases engagement. For example, we launched a no-added sugar, extra-creamy, super-premium ice cream as a limited time “drop” on our e-commerce platform. The product delighted our community and led to one of our retail customers asking to carry the product. Today, this product is shelved in approximately 1,100 stores nationwide. We consider ice cream a “non-core” category.

Another example of a high-impulse category is the H&W frozen pizza subcategory, which is a large segment with consumers continually trying new items and discovering new brands. We use this category to funnel new consumers into our franchise. We expect our upcoming launch of pizza made with Beyond Meat ingredients will sell within our e-commerce sales channel, and in more than 1,000 retail stores in the three months ending September 30, 2021.

Finally, we participate in the snacks and appetizers subcategory with our bite-sized, breading-free chicken nuggets stuffed with cheese.

We are developing and in the future intend to introduce additional products that fit our mission and have similar macronutrient profiles to our existing product line, including Asian entrées, chicken tenders, breakfast protein bites and breakfast bowls, and protein fries and protein tots.

Motivated by our mission, our success, and our consumers’ feedback, we continue to innovate and expand our product offerings to address growing demand for products that appeal to consumers with a preference for increasing their protein intake while reducing carbohydrates, sugar, grain, and gluten in their diets.

Our Innovative Approach to Product Development and Marketing

Product Ideation

We generate new product ideas by listening to product requests from our consumer community and retail customers. From there, our marketing team introduces a proposed product, which is then quickly validated by our cross-functional development team located at our City of Industry Facility. This team is composed of talent from our finance, culinary, food science, sales, manufacturing, and engineering teams. By having the product validation team located at our manufacturing facility we benefit from compressed development timelines. For example, during the year ended December 31, 2020, our bacon wrapped stuffed chicken was introduced to retail fewer than six months from its initial ideation.

Once a product is in development, our development and commercialization teams produce prototypes that are then run through a consumer validation process we call RGF Labs. RGF Labs is an invitation-only group from our consumer community. The consumers invited to be in RGF Labs are meant to represent all life stages and varying need and we believe they cover every segment of our consumer group. This includes people who are on restrictive diets, including the ketogenic diet or paleo, or are casual consumers of our products. We send prototypes, gather in-home-use tests, and improve products based on responses from RGF Labs. It is common to go through multiple prototypes and in-home-use tests on the same product to ensure it will delight the consumer. In addition to our focus on delivering breakthrough products, we also utilize our innovative approach to improve our existing products.

Our Supply Chain and Manufacturing Process

Our Supply Chain

We purchase large quantities of ingredients to manufacture our products, including food commodities such as poultry and dairy products. The price of these commodities is volatile and can change significantly based on a number of factors beyond our control, including consumer demand, harvesting decisions, incidence of disease, adverse weather conditions, natural disasters, and public sentiment.

Our base ingredient systems, which include (i) chicken and parmesan cheese, and (ii) plant-based proteins and fibers, are composed of quality ingredients to which consumers are accustomed. To support these ingredient systems, we source high-quality ingredients that are widely available from a network of suppliers with whom we have strong relationships.

Our Manufacturing and Packaging Process

Our products are manufactured at our City of Industry Facility and through our co-manufacturing partners located in Marietta, Georgia; Earth City, Missouri; and Nogales, Mexico. During June 2021, more than 70% of our products were self-manufactured, compared to a limited number during the year ended December 31, 2020.

Our City of Industry Facility contains four flexible production lines that are FDA and USDA registered. In addition, the products we manufacture at this facility are certified by the GFCO to be labeled for sale as “gluten free” (to 10ppm gluten or less), in accordance with the standards set by the GFCO, when bearing the GFCO certification mark.

Packing configurations available to us are significant and flexible. Configurations include shrink wrap, horizontal wrapping, vertical weighing and bagging, and cartoning.

Quality Control

We utilize a food safety and quality management program, which employs manufacturing procedures, expert technical knowledge of food safety science, employee training, ongoing process innovation, and both internal and independent auditing.

We and our co-manufacturing partners each have a food safety plan (“FSP”) that focuses on preventing food safety risks and is designed to be compliant with the requirements set forth under the Food Safety Modernization Act (“FSMA”). In addition, each facility has at least one preventive controls qualified individual who has successfully completed training in the development and application of risk-based preventive controls at least equivalent to that received under a standardized curriculum recognized by the USDA and FDA.

Each of our and our co-manufacturer’s facilities complies with the Global Food Safety Initiative. All facilities manufacturing our products are certified against a standard recognized by Safe Quality Food Institute. These standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality. Certification provides an independent and external validation that a product, process, or service is designed to comply with applicable regulations and standards.

In addition to third-party inspections of our manufacturing partners, we have instituted audits to address topics including allergen control; ingredient, packaging and product specifications; and sanitation. Under FSMA, our City of Industry Facility and co-manufacturers’ facilities are required to have an FSP, a hazard analysis critical control plant plan, or a hazard analysis critical control points plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate, or reduce relevant food-borne hazards.

Sales Channels and Product Distribution

Our branded products are sold to consumers through an increasing number of retail channels, primarily in natural and conventional grocery, drug, club, and mass merchandise stores. During the year ended December 31, 2019, Walmart and Kroger accounted for approximately 66% of our net sales, collectively. During the year ended December 31, 2020, Walmart, Kroger, and Costco collectively accounted for approximately 57% of our net sales. These three customers represented approximately 85% of our net sales for the six months ended June 30, 2021. Our branded products are also sold through our e-commerce sales channel, which includes “click-and-collect” purchases through our retail customers and, to a limited extent, direct-to-consumer sales through our website and third-party websites. We also sell a limited number of private label products to select retail customers.

We distribute the majority of our products directly to our customers from our City of Industry Facility, or from the facilities operated by our co-manufacturers located in Marietta, Georgia; Earth City, Missouri; and Nogales, Mexico. When we are not shipping directly to our customers from these facilities, we contract with several third-party warehousing and logistics vendors to handle the order fulfillment and delivery process. The third-party logistics providers receive our products at their locations and take responsibility for storing, picking and consolidating our products, and then shipping orders to our customers. Currently, we do not utilize internal software to track product shipments, although we leverage the systems of our logistics partners to manage our supply chain through retail distribution. However, we are in the process of implementing a new ERP system that we expect will assist us in managing and improving our product distribution processes.

Sales and Marketing

Sales

Our sales team is led by our Senior Vice President, Head of Sales. In addition to our sales team, we use an extensive network of brokers to service our customers. We do not use distributors.

Digital Marketing and Social Media

Our marketing department is led by our Chief Marketing Officer. We currently manage all of our marketing activities in-house and do not rely on agencies or third parties for such activities, which we believe enhances the consistency and strength of our brand messaging. Our marketing team is segmented into community managers, who engage with thousands of consumers every week to build relationships, educate them on our products, talk about our mission, and promote healthy lifestyles. We believe maintaining authentic conversations with our robust and engaged community will allow us to durably and efficiently grow our brand equity relative to our competitors.

We primarily engage with our community directly through social media, SMS text, and our website, and indirectly through influencers.

Social Media. We believe we have one of the largest social media followings of any brand within the frozen food category today with over 500 thousand subscribers across all digital platforms. We rely extensively on social media platforms such as Facebook, Instagram, Pinterest, and TikTok to strengthen brand loyalty and facilitate online collaboration with our community. These platforms allow us to directly and efficiently reach our target demographics, and facilitate authentic conversations with our consumers. Through our online community, we are currently able to garner approximately 1.8 million organic impressions every month.

A few examples of how we use social media to connect with our community are summarized below:

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Facebook: We maintain a Facebook page, which we use to facilitate consumer services, distribute brand and product information, and publish videos and pictures promoting our brand. As of June 30, 2021, we had approximately 200 thousand Facebook followers.

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Instagram: We maintain an active Instagram account, @realgoodfoods, which we use to regularly publish content related to our business and products in order to better engage with our consumers. As of June 30, 2021, we had approximately 365 thousand followers on Instagram. More important than the number of our followers, our community on Instagram is significantly more engaged than any other branded frozen food company in the United States. For comparison, our average number of comments per post exceeds any of the top seven H&W brands by five times.

SMS Text. As of June 30, 2021, we had over 210 thousand SMS text subscribers. We use this list to distribute brand and product information and to engage with our consumers. Communicating with consumers via SMS text message is a particularly effective tactic that allows us to personalize and geo-target our campaigns to tie to the store locations and area codes of the SMS Text subscriber.

Influencers. In lieu of focusing our resources on more traditional marketing spend, we have partnered with nano, micro and strategic influencers, with a broad social media reach, and encourage them to share their authentic impressions of our products. We believe this leads to greater brand loyalty and stronger conversion.

Website. We also maintain a registered domain website at www.realgoodfoods.com. Our website drew over 728 thousand visitors from June 30, 2020 to June 30, 2021 based on Google Analytics. Our website is used as a platform to promote our products, share recipes, highlight nutritional facts, and provide business updates. The information contained on or accessed through our website does not constitute part of this prospectus.

Our Competition

We are an H&W brand operating within the frozen food category, although we believe we compete with other conventional brands within the frozen food category. We operate in a highly competitive market with numerous brands and products competing for market share and limited shelf space from retail customers.

Within our category, we believe competition is primarily based on the following factors:

∎	product quality and taste;

∎	brand reputation, recognition, and loyalty;

∎	nutritional content and claims;

∎	product pricing;

∎	product variety;

∎	relationships with customers and access to retail shelf space; and

∎	advertising and marketing activity and social media presence.

While we believe we compete favorably with respect to each of these factors, there is no guarantee that we will be able to compete effectively against our current or future competitors. We compete with conventional packaged food companies such as Conagra Brands, Inc., Kraft Heinz Company, Nestle S.A., and Tyson Foods, Inc. We also compete with H&W brands such as Amy’s Kitchen, Atkins, dr. Praeger’s, EVOL, Quest Nutrition, Saffron Road, and Tattooed Chef. Each of these companies, as well as our other competitors, may have greater financial and other resources, longer operating histories, a broader assortment of product offerings, products that are well-accepted in the marketplace, more established relationships with retailers, and greater brand visibility among consumers.

Our Culture and Human Capital

“Keeping it REAL”

We are a mission-focused company. We believe there is a better way to feed our future, and we are committed to producing Real Food You Feel Good About Eating. We believe that our company culture has been and will continue to be a key contributor to the fulfillment of this commitment. Our culture enables us to foster the creativity, teamwork, focus, and innovation we need to support our growth. Our employees drive our mission and share core values that both stem from and define our culture, which plays an invaluable role in our execution at all levels within our organization, and contributes to our success and the continued growth of our business. Our shared core values focus on (i) trust and respect for each other, our customers, consumers, business partners, stockholders, and other constituents; (ii) relentless product innovation and continuous improvement; and (iii) a culture of transparency, accountability, and ownership, and collectively serve as the driving force behind how we work together, engage with our constituents and the communities in which we operate, and lay the groundwork for our future growth and success. We call this “Keeping it REAL.”

Prior to the consummation of this offering, our board of directors will adopt a written code of business conduct and ethics, as well as other governance policies and practices, which will serve as a guide for our directors, officers, employees, and representatives in our daily interactions with our customers, consumers, business partners, stockholders, and other constituents. We will provide periodic training and educational materials to our directors and employees on these governance principles, which will help instill a commitment to ethical behavior and legal compliance.

Our Team

We value having talented people at every level of our business. As of June 30, 2021, we had approximately 260 full-time personnel. None of our employees is represented by a labor union. We have never experienced a labor-related work stoppage.

We contract with several professional employer organizations (“PEOs”) that administer our human resources, payroll, and employee benefits functions for substantially all of our warehouse and production employees. Our PEOs recruit and select these contract employees to fulfill our hiring needs, and each of these employees is an employee of record of the relevant PEO. As of June 30, 2021, of our full-time personnel, approximately 200 are contract employees hired through our PEOs. The remaining approximately 60 personnel work across various functional areas within our business, including manufacturing, sales, marketing, and administration.

Our ability to execute our growth plan and achieve our strategic objectives depends in part upon our ability to attract, train, and retain a sufficient number of qualified employees (including contract personnel hired through PEOs), who can manage our business, oversee our manufacturing operations, and establish credibility with our customers, co-manufacturers, suppliers, and other business partners. We expect to make significant investments to hire additional employees to support the growth of our business. However, competition for qualified employees (including contract personnel) is intense within our industry and the geographic regions in which we operate, and we have experienced challenges hiring and retaining employees.

In an effort to attract and retain employees, we provide competitive employee wages that are consistent with employee positions, skill levels, experience, knowledge, and geographic location. We also offer our employees competitive time off, health, and welfare benefits, Company-paid holidays, recognition programs, and career-development opportunities. In addition, we focus on our employees’ growth by creating experiences that align with our strategic priorities, and promote performance and opportunities for development.

The health and safety of our employees is our highest priority. During the ongoing COVID-19 pandemic, we have remained operational as an “essential business” while focusing on safeguarding the well-being of our employees. In an effort to protect the health and safety of our employees, we have limited the number of employees on-site relative to our typical personnel capacity, adopted remote work and flexible scheduling policies, and implemented enhanced safety measures and protocols at our facilities.

Facilities

We do not own any real property. Our principal executive office is located in Cherry Hill, New Jersey, where we lease approximately 5,800 square feet of office space under a lease agreement that expires in October 2026, subject to an option to extend the term of the lease for a successive five-year period. We primarily use this location for general office and administrative purposes.

We also operate our City of Industry Facility, which is a 45,000 square foot facility that we lease pursuant to a transfer agreement entered into on January 4, 2021. In connection with the lease, we took possession of certain equipment and inventory located on the premises. In addition, on February 16, 2021, we entered into a purchase agreement with PMC pursuant to which we purchased certain equipment and inventory required to operate our City of Industry Facility. These agreements collectively reflect our acquisition of the co-manufacturing business belonging to one of our former co-manufacturers, which closed on March 31, 2021. Our City of Industry Facility lease expires on June 30, 2024, with an option to extend the lease for a successive five-year period.

On October 4, 2021, we entered into a lease agreement for our Bolingbrook Facility, a 81,406 square foot industrial warehouse in Bolingbrook, Illinois to be used for food manufacturing and assembly, warehousing, and distribution. This lease will commence on January 1, 2022 and will expire on April 1, 2029, with two options to extend the lease for successive five-year periods.

In addition to our principal executive office and food manufacturing facility, we lease a 19,500 square foot industrial building in La Verne, California, which we use as a warehouse for packaging and distributing our products, as well as for office and administrative purposes. This lease expires on March 31, 2026, with an option to extend the lease for a successive five-year period.

We believe that these facilities are sufficient to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional space will be available as needed to accommodate expansion of our operations.

Trademarks and Other Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of copyright, trademark, trade dress, and trade secret laws, as well as confidentiality agreements and other contractual restrictions. We do not own any registered patents.

Our intellectual property is a strategically important component of our business. In particular, we believe that our trademarks are valuable assets that reinforce the distinctiveness of our brand to consumers, are critical to maintaining and improving our competitive position, and are an important aspect of building brand equity. As such, we consider “The Real Good Food Company” name and our “Realgood Foods Co.” logo trademarks to be among our most valuable intellectual property assets. We also believe that having distinctive marks that are readily identifiable on our products is an important factor in continuing to build our brand and distinguish our products. Accordingly, our products are marketed and sold uniformly using the term “Realgood.” We have registered trademarks identifying our most popular products, including Realgood Enchiladas, Realgood Stuffed Chicken, Realgood Entrée Bowls, and Realgood Breakfast Sandwiches, among others. We expect to continue to invest in our trademark portfolio as we introduce new products and seek to build and protect our brand.

As of June 30, 2021, we owned 15 U.S. trademark registrations, had three pending U.S. trademark applications, owned two foreign trademark registrations, and had two pending foreign trademark applications. Further, we have a registered domain name, www.realgoodfoods.com. The information contained on or accessed through our website does not constitute part of this prospectus.

We also rely on unpatented proprietary expertise, food recipes, and formulations, as well as other trade secrets and copyright protection, to maintain and improve our competitive position. We treat the confidential specifics of our marketing, promotions, and products as trade secrets, and information we work to keep confidential. In addition, we treat our proprietary information related to recipe formulas, processes, know-how, and methods used in our production and manufacturing as trade secrets, and information we work to keep confidential. We have taken reasonable measures to keep each of these items, as well as our business and marketing plans, customer lists, and contracts, reasonably protected and secure.

While there is no active litigation involving any of our trademarks or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future. For additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us, refer to the section entitled “Risk Factors—Risks Related to Our Intellectual Property, Information Technology, and Privacy.”

Security, Privacy, and Data Protection

The regulatory environment surrounding information security and privacy is demanding, with the frequent imposition of new and changing requirements across our business. Various federal, state, and foreign legislative and regulatory bodies may expand current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, information security, and consumer protection. We must comply with increasingly complex and rigorous laws and regulations regarding privacy and the collection, storage, use, processing, transfer, transmission, disclosure, and protection of personal and other data, which require us, among other things, to maintain reasonable and appropriate data security measures and to provide timely notice to individuals and regulators in the event that such personal information is compromised.

Earning and maintaining the trust of our customers, consumers, supply chain partners, employees, and securityholders is critical to the success and growth of our business, and we take significant measures to protect the privacy and security of their personal data and to comply with applicable laws. We have established and maintain an information security program, which is aligned with applicable standards and regulations, including PCI-DSS. In November 2020, California voters passed the California Privacy Rights Act (“CPRA”), which will become fully effective on January 1, 2023. The CPRA imposes additional data privacy compliance requirements on companies covered by the legislation, including the expansion of consumers’ rights with respect to certain sensitive personal information, which may impact our business. The CPRA also establishes a new regulatory agency dedicated to enforcing the requirements of the California Consumer Privacy Act (“CCPA”) and CPRA. The effects of the CCPA and CPRA may require us to materially modify our data processing practices and policies and to incur substantial compliance-related costs and expenses. We must also comply with laws on advertising, including the Telephone Consumer Protection Act (“TCPA”) the Telemarketing Sales Rule, and Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM Act”).

Our team of professionals works to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve our information security. These steps include data encryption in transit and at rest, network security, limiting and authorizing access controls, and multi-factor authentication for access to systems with data. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructure. In addition, we take appropriate steps to help ensure that appropriate security measures are maintained by the third-party vendors we use, including by conducting security reviews.

Government Regulation

The food industry is highly regulated. We, our co-manufacturers, and our suppliers are subject to extensive laws and regulations in the United States by federal, state, and local government authorities, or by federal, state, and local government authorities in other jurisdictions where they are located. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and the protection of the environment.

Our business is subject to extensive regulation by the FDA, USDA, and the U.S. Federal Trade Commission (“FTC”), and other federal, state, and local authorities in the United States, and any other jurisdictions in which we may manufacture or sell our products. Specifically, in the United States, we and our products are subject to the requirements of the FDA and USDA and regulations promulgated thereby. This comprehensive regulatory program governs the manufacturing, nutritional value, composition and ingredients, packaging, labeling, and safety of food. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, good manufacturing practices (“GMPs”), and supplier verification requirements. Our processing facilities, including those of our co-manufacturers, are subject to periodic inspection by foreign, federal, state, and local authorities. For example, our City of Industry Facility, has been subject to periodic inspections by the FDA, USDA, and Occupational Safety and Health Administration to evaluate compliance with certain applicable requirements. In the instances where we do not control the manufacturing processes of our products, we rely upon our co-manufacturers for compliance with GMPs for the manufacturing of our products conducted by our co-manufacturers. We seek to comply with applicable laws and regulations through a combination of employing internal experience and expert personnel to monitor quality-assurance compliance, and we contract with third-party laboratories that conduct analyses of new products to establish nutrition labeling information and to help identify certain potential contaminants before distribution.

The FDA also requires that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and not misleading. Similarly, the FTC requires that our marketing and advertising be truthful, not misleading, and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements and our representations are not misleading. Further, we must comply with additional laws impacting our advertising, including the TCPA, the Telemarketing Sales Rule, and the CAN-SPAM Act.

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, every state in which our products are manufactured requires facility registration with the relevant state food safety agency, and those facilities are subject to state inspection as well as federal inspection. Further, states can impose state-specific labeling requirements, such as Proposition 65 in California.

We are currently subject to international laws and regulations where we manufacture our products, and to the extent we commence selling and distributing our products internationally, we will become subject to additional laws and regulations.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations, and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our co-manufacturers and suppliers, are also subject to various laws and regulations relating to environmental protection and worker health and safety matters.

Although we have implemented policies and procedures designed to comply with existing laws and regulations, we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations, or other regulatory enforcement actions.

Legal Proceedings

From time to time, we are involved in various legal proceedings and other disputes arising from or related to matters incident to the ordinary course of our business activities. Although the results of such legal proceedings and other disputes cannot be predicted with certainty, we believe that we are not currently a party to any matters which, if determined adversely to us, individually or in the aggregate, would have a material adverse effect on our business, operating results, financial condition, or prospects. However, regardless of the merit of any matters raised or the ultimate outcome, legal proceedings and other disputes may generally have an adverse impact on us as a result of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors, and director nominees as of October 1, 2021:

NAME	AGE	POSITION
Executive Officers
Bryan Freeman	51	Executive Chairman, Chairperson of our Board of Directors
Gerard G. Law	47	Chief Executive Officer, Director
Akshay Jagdale	41	Chief Financial Officer
Andrew J. Stiffelman	36	Chief Marketing Officer of RGF, LLC

Non-Employee Directors and Director Nominees
Deanna T. Brady (1)(4)	56	Director Nominee
George F. Chappelle, Jr. (1)(2)(4)	60	Lead Independent Director
Gilbert B. de Cardenas (3)(4)	58	Director Nominee
Mark J. Nelson (1)	52	Director Nominee

(1)	Will be a member of our audit committee upon appointment.

(2)	Member of our compensation committee.

(3)	Will be a member of our compensation committee upon appointment to our board of directors.

(4)	Will be a member of our nominating and corporate governance committee upon appointment.

Executive Officers

Bryan Freeman. Mr. Freeman has served as Executive Chairman of RGF, LLC since October 2020, and has served as Executive Chairman, and Chairperson of the board of directors of RGF, Inc. since June 2, 2021. Mr. Freeman also served as Chief Executive Officer of RGF, LLC from September 2017 to October 2020. Mr. Freeman has over 20 years of experience in the frozen foods industry. Since 2015, Mr. Freeman has served as Chairman of High Road Ice Cream, Inc. and, since 2010, as Managing Partner at Slingshot Consumer LLC (“Slingshot”), a private equity fund focused on emerging food manufacturing companies. Prior to joining us, Mr. Freeman was an executive at AdvancePierre Foods from 2015 to 2017, and part of the senior leadership team when AdvancePierre Foods completed its initial public offering in 2016. Mr. Freeman also served on the mergers and acquisitions team at AdvancePierre Foods. Mr. Freeman resigned from AdvancePierre Foods after its sale to Tyson Foods in 2017. From 2010 to 2014, Mr. Freeman served as Chief Executive Officer at Better Bakery Co. LLC. From 2005 to 2009, he served as Chief Executive Officer at MCOOLZ, LLC, a dairy and juice processing manufacturer and marketer. Prior to working at MCOOLZ, LLC, Mr. Freeman served as President at Snackworks LLC from 2000 to 2005, which was acquired by J&J Snack Foods (Nasdaq: JJSF) in 2005. Mr. Freeman holds a Bachelor of Arts in International Economics from the University of California, Los Angeles, and a Master of Business Administration and Juris Doctor from Loyola Marymount University.

We believe Mr. Freeman’s history with the Company, AdvancePierre Foods, and Snackworks LLC, in addition to his extensive leadership experience in the frozen foods industry, strategic expertise, and knowledge, qualify him to serve as Chairperson of our board of directors.

Gerard G. Law. Mr. Law has served as Chief Executive Officer of RGF, LLC since September 2020 and Chief Executive Officer and director of RGF, Inc. since June 2, 2021. Mr. Law has over 29 years of experience in the frozen foods industry, with experience in sales, marketing, research and development, operations, distribution, and mergers and acquisitions. Prior to joining us, from 2011 to 2020 Mr. Law was Senior Vice President, Snack Foods Division at J&J Snack Foods (Nasdaq: JJSF), where he managed 16 manufacturing plants. Prior to serving in that role, Mr. Law held a wide range of positions at J&J Snack Foods of increasing responsibility from 1992 to 2011, including Senior Vice President, Western Operations; General Manager; Assistant General Manager; Plant Engineer; and Design Engineer, Snack Foods Division. Since 2014, Mr. Law has served as 2nd Vice Chair and Board Member of Oaks Integrated Care, a nonprofit organization. Mr. Law holds a Bachelor of Science in Business, as well as a Master of Business Administration in Marketing, from Drexel University LeBow College of Business.

We believe Mr. Law’s role as our Chief Executive Officer and his history at J&J Snack Foods, in addition to his extensive management experience in the frozen foods industry, manufacturing expertise, and knowledge qualify him to serve on our board of directors.

Akshay Jagdale. Mr. Jagdale has served as Chief Financial Officer of RGF, LLC since December 2020 and as Chief Financial Officer of RGF, Inc. since June 2, 2021. Mr. Jagdale has more than 15 years of experience as a securities analyst in the food and beverage industry. Prior to joining us, Mr. Jagdale served as Chief Business Development and Strategy Officer at Aromyx Corporation from June 2019 to December 2020. From 2015 to 2019 Mr. Jagdale served as Managing Director and Equity Analyst at Jefferies Group LLC and from 2008 to 2015 he served as a Director and Equity Analyst at KeyBank, N.A. Prior to that, Mr. Jagdale served as an Associate at JPMorgan Chase & Co. from 2005 to 2008, an Assistant Client Advocate at Willis Towers Watson from 2004 to 2005, and a Risk Analyst at Marsh McLennan from 2003 to 2004. Mr. Jagdale holds a Bachelor of Arts in Economics with a specialization in Finance from Rutgers, The State University of New Jersey-New Brunswick.

Andrew J. Stiffelman. Mr. Stiffelman has served as Chief Marketing Officer of RGF, LLC since April 2017. Prior to joining us, Mr. Stiffelman served as Senior Marketing Director at AdvancePierre Foods from 2015 to 2016, and as Marketing Director from 2014 to 2015. Mr. Stiffelman served as Supply Chain Director at Hostess Brands from 2013 to 2014. Prior to that, he served in various roles at Smithfield Foods from 2009 to 2013, most recently as Strategic Planning and Category Management Senior Manager. Mr. Stiffelman holds a Bachelor of Science in Business Administration with a specialty in Finance and Real Estate, as well as a Master of Business Administration in Finance and Management, from the University of Missouri Trulaske College of Business.

Non-Employee Directors

George F. Chappelle, Jr. Mr. Chappelle has served as Lead Independent Director to our board of directors and as Chairperson of our compensation committee since September 2021. Mr. Chappelle’s formal election to our audit committee and nominating and corporate governance committee will occur prior to the consummation of this offering. Since January 2020, Mr. Chappelle has served as a Board Member and Advisor of Green Fees LLC and, from July 2018 to December 2020, served as Chairman of the Board of Flagstone Foods. Prior to joining us, Mr. Chappelle served in several roles at Tyson Foods, including as Chief Corporate Services Officer from April 2019 to January 2020, General Manager of Emerging Proteins from January 2019 to January 2020, Chief Operating Officer of Prepared Foods from January 2018 to December 2018, and Chief Integration Officer from July 2017 to December 2017. Mr. Chappelle also served as Chief Operating Officer of AdvancePierre Foods from 2014 to 2017, Chief Operating Officer of Vi-Jon in 2013, Chief Operating Officer of Solo Cup Company from 2009 to 2012, and held several positions at Sara Lee Foods, including as Senior Vice President, Chief Supply Chain Officer and Senior Corporate Officer from 2008 to 2009, and Senior Vice President, Chief Information Officer and Senior Corporate Officer from 2005 to 2008. Prior to his role at Sara Lee Foods, Mr. Chappelle served as Vice President, Chief Information Officer, and Corporate Officer of HJ Heinz from 2002 to 2005, and Group Vice President, Information Systems of ABB Switzerland Ltd. from 2000 to 2002. Mr. Chappelle holds a Bachelor of Science in Information Technology from Westfield State College, and a Master of Science in Applied Management from Lesley College.

We believe Mr. Chappelle’s experience as a former officer of Tyson Foods, and previous service as Chief Operating Officer of AdvancePierre Foods, as well as his extensive leadership skills, industry experience and knowledge, qualify him to serve on our board of directors.

Non-Employee Director Nominees

Deanna T. Brady, R.D. Ms. Brady is a nominee to our board of directors, audit committee and nominating and corporate governance committee, whose formal election will occur concurrent with the effectiveness of this registration statement. Ms. Brady is currently Executive Vice President and a member of the executive committee of Hormel Foods (NYSE: HRL) and has over 30 years of experience in the foodservice industry. Prior to her current role, Ms. Brady served in various leadership roles at Hormel Foods, including as Group Vice President CPS from October 2015 to January 2020, Group

Vice President Foodservice Division from 2013 to 2015, Vice President of Foodservice Sales from 2007 to 2013, and various sales manager roles from 1996 to 2007. Prior to her tenure at Hormel Foods, Ms. Brady served as Regional Sales Manager of Imperial Holly Sugar from 1994 to 1996, Marketing Manager of Rational Benelux from 1993 to 1994, Territory Sales Manager of Basic American Foods from 1991 to 1993, and, prior to that, served as Healthcare Account Manager of S.E. Rykoff & Company from 1989 to 1991. Ms. Brady currently serves on the board of managers of Applegate Farms, LLC and previously served on the board of directors of Hormel Foods International Corp. Ms. Brady holds a Bachelor of Science in Dietetics and Food Administration from California Polytechnic State University, San Luis Obispo, and earned a Certificate in Management from the Carlson School of Management Executive Education Program.

We believe Ms. Brady’s experience as Executive Vice President of Hormel Foods and member of its board of directors and executive committee, as well as her extensive foodservice industry experience and knowledge, qualify her to serve on our board of directors.

Gilbert B. de Cardenas. Mr. de Cardenas is a nominee to our board of directors, compensation committee, and nominating and corporate governance committee, whose formal election will occur concurrent with the effectiveness of this registration statement. Mr. de Cardenas currently serves as a member of Nielsen-Massey Vanilla’s board of directors, a member of Nielsen-Massey Vanilla’s compensation committee, and a member of Cacique, Inc.’s board of directors. Since 2009, Mr. de Cardenas has served as Chief Executive Officer of Cacique, Inc., a brand in the Mexican-style cheese, cream and sausage category. Prior to that time, Mr. de Cardenas was the Chief Executive Officer of Reynaldo’s Foods from 2006 to 2009, a branded meat and dessert company. Mr. de Cardenas holds a Master of Business Administration and Management from the University of Chicago.

We believe that Mr. de Cardenas’ experience as Chief Executive Officer and member of the board of directors of Cacique, Inc., as well as his extensive industry experience and knowledge, qualify him to serve on our board of directors.

Mark J. Nelson. Mr. Nelson is a nominee to our board of directors and audit committee, whose formal election will occur concurrent with the effectiveness of this registration statement. Mr. Nelson currently serves as a member of Local Bounti Corporation’s board of directors. Prior to joining us, Mr. Nelson served in various roles as Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary of Beyond Meat, Inc. (Nasdaq: BYND) from December 2015 to May 2021 after briefly serving as Senior Vice President and Chief Financial Officer of Biolase, Inc. (Nasdaq: BIOL), a medical device company, from March 2017 to May 2017. Mr. Nelson served as Beyond Meat, Inc.’s Chief Operating Officer and Chief Financial Officer from 2016 to 2017, and solely as its Chief Financial Officer from 2015 to 2016. Prior to joining Beyond Meat, Inc., Mr. Nelson was Chief Financial Officer and Treasurer of Farmer Bros. Co. (Nasdaq: FARM), a manufacturer, wholesaler, and distributor of coffee, tea, spices, and culinary products, from April 2013 to November 2015. Prior to that, he served as Chief Accounting Officer (2010 to 2013), Vice President, Corporate Controller (2008 to 2010), Vice President, General Manager (2006 to 2008) and Finance Director (2004 - 2006) at Newport Corporation, a former publicly traded global supplier of advanced technology products and systems. He also served as Finance Director at Thermo Fisher Scientific Inc. (NYSE: TMO), a biotechnology product development company, from 2002 to 2004, FP&A Manager, Plant Controller, and Senior Financial Analyst at C. R. Bard, Inc. from 1998 to 2002, Chief Executive Officer and Founder of Western Energy Services, Inc. from 1993 to 1997, and Financial Management Program Trainee at the General Electric Company (NYSE: GE) from 1990 to 1993. Mr. Nelson holds a Bachelor of Business Administration with a specialty in Finance from University of Massachusetts at Amherst, Isenberg School of Management, and a Master of Business Administration from Babson College, Franklin W. Olin Graduate School of Business.

We believe that Mr. Nelson’s experience as Chief Financial Officer, Treasurer, Chief Operating Officer, and Secretary of Beyond Meat, Inc., as well as his experience as member of Local Bounti Corporation’s board of directors, qualify him to serve on our board of directors.

Board of Directors

Composition

Our board of directors will consist of six members. The number of directors is fixed by our board of directors, subject to the terms of RGF, Inc.’s amended and restated certificate of incorporation to be adopted immediately prior to the consummation of this offering (the “Certificate of Incorporation”) and Bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Classified Board

Our Certificate of Incorporation provides that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other two classes continuing to serve for the remainder of their respective three-year terms. Immediately following the effectiveness of the registration statement of which this prospectus is a part, our directors will be divided among the three classes as follows:

∎	the Class I directors are Gilbert B. de Cardenas and Mark J. Nelson, and their terms will expire at the annual meeting of stockholders to be held in 2021;

∎	the Class II directors are Gerard G. Law and Deanna T. Brady, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

∎	the Class III directors are Bryan Freeman and George F. Chappelle, Jr., and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our Certificate of Incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes of control of our Company.

Leadership Structure and Role in Risk Oversight

Separation of Chief Executive Officer and Chairperson of Our Board of Directors

Our board of directors recognizes that the leadership structure and combination or separation of the roles of the Chief Executive Officer and Chairperson of our board of directors is driven by our needs at any point in time. As a result, our board of directors does not have a fixed policy regarding the separation of the offices of Chief Executive Officer and Chairperson of the board of directors and believes it should maintain the flexibility to select the Chairperson and its leadership structure from time to time based on the criteria that it deems to be in the best interest of our Company and stockholders.

Currently, Gerard G. Law serves as our Chief Executive Officer, and Bryan Freeman serves as Chairperson of our board of directors in addition to his role as an executive officer. We believe that separating the Chief Executive Officer and Chairperson positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing our Chairperson to provide strategic guidance. While our Bylaws and corporate governance policies do not require that our Chairperson and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Lead Independent Director

We have appointed a lead independent director. Our board of directors believes that this overall structure involving a separate Chairperson of the board of directors and Chief Executive Officer, combined with a lead independent director, will result in an effective balancing of responsibilities, experience, and independent perspectives that will meet the current corporate governance needs and oversight responsibilities of the board of directors. Because Bryan Freeman, the Chairperson of our board of directors, will not qualify as independent pursuant to Nasdaq listing standards since he is currently an executive officer, George F. Chappelle, Jr. serves as our lead independent director, ensuring our board is led with independent oversight of management.

Risk Oversight

One of the key functions of our board of directors is to oversee our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address the risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Director Independence

We have applied to list our Class A common stock on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company’s board of directors within one year of the consummation of its initial public offering. In addition, the listing standards require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Further, Nasdaq listing standards provide that a director only qualifies as “independent” if, in the opinion of the listed company’s board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director with that listed company.

To be considered independent pursuant to Rule 10A-3 and Nasdaq listing standards, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, or (ii) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent pursuant to Rule 10C-1 and Nasdaq listing standards, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the company to such director, and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our board of directors has determined that each of Ms. Brady and Messrs. Chappelle, de Cardenas, and Nelson do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is “independent” as that term is defined under the applicable rules of the SEC and Nasdaq listing standards. Messrs. Freeman and Law are not independent under Nasdaq’s independence standards since they are each currently an executive officer.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related-Party Transactions.” There are no family relationships among any of our directors or executive officers.

Committees of Our Board of Directors

Our board of directors has a compensation committee and will have an audit committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. A copy of each committee’s charter will be available on the investor relations portion of our website at www.realgoodfoods.com. Members serve on these committees until their resignations or removal by our board of directors. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee will consist of Ms. Brady and Messrs. Chappelle and Nelson, each of whom meet the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Mark Nelson will be the chair of our audit committee and will be our “audit committee financial expert” as such term is defined under SEC rules and regulations. Our audit committee is responsible for, among other things:

∎	overseeing the integrity of our financial statements and the other financial information we provide to our stockholders and other interested parties;

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monitoring the periodic reviews of the adequacy of the auditing, accounting, and financial reporting processes and systems of internal control that are conducted by our independent registered public accounting firm and management;

∎	being responsible for the selection, retention, compensation, and termination of our independent registered public accounting firm;

∎	overseeing the independence and performance of our independent registered public accounting firm;

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overseeing compliance with applicable legal and regulatory requirements as they relate to our financial statements and disclosure of financial information to our stockholders and other interested parties;

∎	facilitating communication among our independent registered public accounting firm, management, and the board of directors;

∎	preparing the audit committee report required by SEC rules and regulations to be included in our annual proxy statement; and

∎	perform such other duties and responsibilities as are enumerated in and consistent with the audit committee charter.

Our audit committee will operate under a written charter to be effective prior to the consummation of this offering, which satisfies the requirements of applicable SEC rules and Nasdaq listing standards.

Compensation Committee

Our compensation committee currently consists of Mr. Chappelle and will consist of Messrs. Chappelle and de Cardenas, each of whom meet the requirements for independence under the Nasdaq listing standards and SEC rules and regulations. In addition, each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act. Mr. Chappelle is the chair of our compensation committee. The compensation committee is responsible for, among other things:

∎	assisting the board of directors in developing and reviewing compensation programs applicable to our executive officers and directors;

∎	overseeing our Company’s overall compensation philosophy, strategy, and objectives;

∎	approving the total compensation opportunity, as well as each component of compensation, paid to our executive officers and directors;

∎	administering our equity-based and cash-based compensation plans applicable to our directors, officers, and employees;

∎	preparing the report of the compensation committee required by SEC rules to be included in our annual proxy statement; and

∎	perform such other duties and responsibilities as an enumerated and consistent with the compensation committee charter.

Our compensation committee operates under a written charter effective as of September 2021, which satisfies the requirements of applicable SEC rules and Nasdaq listing standards.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions.”

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Ms. Brady and Messrs. de Cardenas and Chappelle, each of whom meets the requirements for independence under Nasdaq listing standards. Ms. Brady will be the chair of our nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

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assisting the board of directors in identifying candidates qualified to serve as directors, consistent with selection criteria approved by the board of directors and the nominating and corporate governance committee;

∎	recommending to the board of directors the appointment of director nominees that meet the selection criteria;

∎	recommending to the board of directors the appointment of directors to serve on each committee of the board of directors;

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developing and recommending to the board of directors such corporate governance policies and procedures as the nominating and corporate governance committee determines is appropriate from time to time;

∎	overseeing the performance and evaluation of the board of directors, and of each committee of the board of directors; and

∎	perform such other duties and responsibilities as are consistent with the nominating and corporate governance committee charter.

Our nominating and corporate governance committee will operate under a written charter to be effective prior to the consummation of this offering, which satisfies the requirements of applicable Nasdaq listing standards.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, or controller, or persons performing similar functions. The code of business conduct and ethics will be available on the investor relations portion of our website at www.realgoodfoods.com upon the completion of this offering.

We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, or our directors, on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

During the year ended December 31, 2020, we did not pay any compensation or make any equity awards or non-equity awards to any of the non-employee members of our board of directors. During the fiscal year ended December 31, 2020, Slingshot, of which Bryan Freeman is the managing partner, served as a member of the board of managers of RGF, LLC (the “board of managers”), but Bryan Freeman did not receive any additional compensation for his services as a member of the board of managers.

Historically, we have not had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have reimbursed our non-employee directors for travel, lodging, and other reasonable expenses incurred in connection with their attendance at board of director or committee meetings.

Our board of directors will approve a director compensation policy that will become effective upon the consummation of this offering. Due to the relatively small size of our board of directors and our current stage of growth, we expect a high degree of director involvement in the strategic direction of our Company. As such, we have designed our director compensation policy to provide non-employee directors an annual cash retainer of $75,000 for service on our board of directors, which will be paid quarterly in arrears. No additional cash retainer will be paid for service on board committees or as the chairperson of a committee. In addition, no additional cash retainer will be paid for service as the chairperson of our board of directors or as our lead independent director (or equivalent position). Further, no additional amounts will be paid for attendance at any board of director or committee meetings.

In addition, upon completion of this offering, each non-employee director who commences service on our board of directors prior to or upon consummation of this offering will be eligible to receive an onboarding award consisting of RSUs with an aggregate grant date fair value of $175,000. Each of our non-employee directors will also be eligible to receive annual RSU awards with an aggregate grant date fair value of $125,000, which we expect to issue on or about the date of our annual meeting of stockholders. Each of these RSUs is expected to vest as to 100% of the underlying shares on the one-year anniversary of the grant date, subject to each non-employee director’s continuous service as a director through such date.

Our non-employee directors will also continue to be reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Our directors who are also our employees (including employees of any of our subsidiaries) shall receive no additional compensation for their service as directors.

Director and Officer Indemnification Agreements

Prior to the effectiveness of the registration statement, we intend to enter into separate indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions contained in our Certificate of Incorporation and our Bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts incurred by a director or executive officer in any action, suit, or proceeding arising out of their services as one of our directors or executive officers, or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

EXECUTIVE COMPENSATION

Overview

This section discusses the material components of the executive compensation program offered to our executive officers who would have been “named executive officers” for the year ended December 31, 2020 and who will serve as executive officers of the Company following the consummation of this offering.

This narrative discussion of the compensation objectives, policies and arrangements that apply to our named executive officers is intended to be read in conjunction with the “Summary Compensation Table” and related disclosures set forth below. We are an “emerging growth company” as defined in the JOBS Act, and a “smaller reporting company” as defined in applicable SEC rules. In preparing the disclosure in this section, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies.”

This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the consummation of this offering may differ materially from the compensation policies and arrangements summarized in this discussion.

Named Executive Officers

Our named executive officers for the year ended December 31, 2020 were:

∎	Bryan Freeman, our Executive Chairman;

∎	Gerard G. Law, our Chief Executive Officer (Principal Executive Officer); and

∎	Akshay Jagdale, our Chief Financial Officer (Principal Financial Officer).

Compensation Overview

The primary objective of our executive compensation program is to attract and retain executives with the skills necessary to lead us in pursuing our mission, achieving our strategic objectives, and creating long-term value for our stockholders. We recognize that there is significant competition for talented executives, especially within the geographic regions in which our operations are located, and it can be particularly challenging for companies with limited operating histories to recruit and retain executives, and other key employees, with the food industry experience necessary to achieve our goals.

Historically, the board of managers of RGF, LLC with significant input from Mr. Freeman in particular, has been responsible for establishing our overall compensation programs, including approving the compensation program for our named executive officers. When making compensation decisions, the board of managers has generally informed itself of, and relied on its experience with, compensation amounts paid to executives at other companies within our industry. The board of managers has also taken into account a number of other factors such as our limited operating history, our size and stage of growth, and our liquidity and capital resources. These dynamics have resulted in us historically paying our named executive officers lower amounts of total cash compensation than might otherwise be expected for executives with similar experience, titles, and responsibilities at other companies within our industry, primarily as a result of our desire to conserve the cash resources to grow our business.

Following the consummation of this offering, a compensation committee, which will be comprised solely of independent directors under the applicable Nasdaq listing standards, will make recommendations to our board of directors regarding executive compensation decisions. Such compensation committee will assist our board of directors in developing and reviewing the compensation programs and strategy applicable to our executive officers and directors, and overseeing our overall compensation philosophy. For additional information, refer to the section entitled “Management—Committees of Our Board of Directors.”

Compensation Goals and Principles

Following the consummation of this offering, we expect our board of directors to establish an executive compensation program guided by the following goals and principles:

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attract, retain, and incentivize executives with the background, experience, and vision necessary to lead us in pursuing our mission, achieving our strategic objectives, and creating long-term value for our stockholders;

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provide a compensation package that is generally competitive with other companies in our industry that operate in similar geographic locations and are of a similar size and stage of growth, while taking into account our liquidity and capital resources;

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provide a compensation package that ties a meaningful portion of the cash bonus opportunity to the achievement of Company performance objectives (such as revenue or earnings before interest, taxes, depreciation and amortization (“EBITDA”)) that reflect the growth and success of our business, and are important to the creation of long-term value for our stockholders; and

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align the interests of our executives with those of our stockholders by issuing a meaningful portion of total compensation opportunity in the form of equity-based awards linked to the value of our Class A common stock.

Compensation Program

The compensation program for our named executive officers has consisted of a base salary, a cash bonus opportunity, profits interest units, and other benefits as described below.

Base Salary

We pay base salaries to attract and retain key executives with the necessary background, experience, and vision required for our future growth and success. Base salaries generally reflect each executive officer’s title and responsibility level, individual performance, business experience, Company performance, and market conditions. Base salaries are reviewed periodically and adjusted in response to similar factors.

As of December 31, 2020, the annualized base salaries for Messrs. Freeman, Law, and Jagdale were $156,000, $240,000, and $240,000, respectively. The annualized base salaries for each of Messrs. Freeman and Law were subsequently increased to $300,000. For additional information, refer to the section entitled “—Employment Arrangements.”

Cash Bonus Opportunity

For the year ended December 31, 2020, we did not maintain a formal cash bonus program or pay any cash bonuses to our named executive officers primarily as a result of our desire to conserve cash resources to grow our business.

Pursuant to the Law Letter (as defined below), for the years ending December 31, 2021 and December 31, 2022, Mr. Law is eligible to receive an annual cash bonus in an amount equal to 7.5% of RGF, LLC’s EBITDA as determined by an independent accounting firm. For our other named executive officers, we have not yet established a formal cash bonus program for the year ending December 31, 2021. For additional information, refer to the section entitled “—Employment Arrangements.”

Following the consummation of this offering, we expect our compensation committee will adopt a cash bonus program that provides for cash bonuses to each of our named executive officers based on the achievement of Company performance targets that reflect the growth and success of our business, and a review of market compensation data. This process is expected to result in changes to the annual cash bonus opportunity for our named executive officers. For additional information, refer to the section entitled “—Market Rate Adjustments.”

Profits Interest Units

Our board of managers approved the grant of profits interest units to certain of our executive officers. Profits interest units generally provide the holder with the right to receive a cash payment representing a certain percentage of our profit or enterprise value for a particular period, subject to a minimum enterprise value at the time of grant. These grants align the interests of our executives with our equity holders and provide our executives with incentives to drive increased profitability and create long-term value. In some cases, the profits interest units are subject to immediate vesting to encourage an executive to accept a position with us, and in other cases they are subject to vesting over a fixed amount of time to promote the retention of our executives. No cash payments were made in respect of our profits interest unit awards for 2020. The profits interest units were classified as liability awards and accounted for as performance bonuses in accordance with ASC 710. For additional information, refer to the section entitled “—Employment Arrangements.”

The profits interest units will not remain outstanding following this offering. Prior to the consummation of this offering, and in connection with the Reorganization, the RGF, LLC Members and the holders of the profits interest units will unanimously approve the exchange of the profits interest units into Class B Units of RGF, LLC and shares of Class B common stock of RGF, Inc. For additional information, refer to the section entitled “The Reorganization.”

Benefits

We offer a standard benefits package that we believe is necessary to attract and retain key executives. Our named executive officers are currently eligible to participate in our medical, dental, vision, and other welfare benefit plans. We also pay the premiums for long-term disability insurance and life insurance for our employees, including for our named executive officers. While we have not adopted a 401(k) plan or similar retirement plan, we intend to do so in the future. Except as noted below, the benefits provided to our named executive officers generally reflect those provided to all of our employees.

For Messrs. Law and Jagdale, we initially agreed, pursuant to the terms of their respective offer letters, to pay up to $2,800 per month to cover personal health insurance costs subject to verification of insurance coverage. However, we ceased making such payments as we commenced coverage for these executives under our health and welfare benefit plans in April 2021. We also provide Messrs. Law and Jagdale with a car allowance of $1,000 per month. For additional information, refer to the section entitled “—Employment Arrangements.”

Stock Incentive Awards

Prior to this offering, we have not granted any equity or equity-based awards to our named executive officers. In connection with this offering, we expect that our compensation committee will recommend, and that our board of directors will approve, the grant of RSUs to our named executive officers upon the effectiveness of the registration statement of which this prospectus is a part. These grants are expected to be as follows: Mr. Freeman, 394,333 RSUs; Mr. Law, 394,333 RSUs, and Mr. Jagdale, 239,329 RSUs. Each of these RSU awards will be granted pursuant to the 2021 Stock Incentive Plan (the “2021 Plan”), which we adopted in connection with this offering. The RSUs underlying each of the awards and expected to vest over 36 months with 1/36th of the shares vesting on the first day of each calendar month following the month in which the RSUs are initially granted, provided that the vesting of such RSUs shall accelerate upon the occurrence of certain conditions as set forth in the Employment Agreements (as defined below), and subject further to continued employment with us through the applicable vesting date.

To the extent we grant additional equity awards to our directors, executive officers, employees, and/or consultants in the future, we expect such grants will be made pursuant to the 2021 Plan, which provides for the grant of options, stock appreciation rights (“SARs”), restricted stock awards, RSUs, performance awards, and stock bonuses. Our compensation committee will have the discretion to determine the type, amount, and other terms of these awards taking into account our compensation objectives discussed above, subject to approval of our board of directors. For additional information, refer to the section entitled “—Stock Incentive Plans.”

Market Rate Adjustments

Following the consummation of this offering, we expect our compensation committee will review our executive compensation program, including base salaries, cash bonus opportunity, equity-based compensation, and benefits, in light of market compensation amounts paid by companies that compete with us for management talent, taking into account factors such as total enterprise value, total revenue, growth rate, number of employees, and industry. This review may result in significant changes to our compensation programs as compared to the discussion of our compensation policies and arrangements described in this section.

Employment Arrangements

Each of our named executive officers is an at-will employee. We have entered into employment offer letters and/or employment agreements with each of our named executive officers as described below.

Employment Offer Letters and Employment Agreements

Bryan Freeman

Effective January 1, 2021, RGF, LLC entered into an offer letter with Mr. Freeman (the “Freeman Letter”) pursuant to which he agreed to serve as our Executive Chairman. Mr. Freeman served as our Chief Executive Officer until August 31, 2020. Under the Freeman Letter, Mr. Freeman was initially entitled to receive a base salary of $20,000 per month, which was subsequently increased to $25,000 per month. Mr. Freeman was not previously granted profits interest units primarily as a result of his indirect ownership of a significant amount of Class B Units of RGF, LLC through Slingshot, of which he is the managing partner.

When in effect, the Freeman Letter provided that if Mr. Freeman was terminated for any reason other than “gross misconduct” (as defined in the Freeman Letter), Mr. Freeman would, subject to signing a release, be entitled to receive (i) 24 months of base salary, (ii) a prorated portion of his target annual bonus for the then current calendar year to the date of termination, and (iii) the cost of COBRA or personal medical insurance expenses for Mr. Freeman and his dependents over 24 months. In addition, if RGF, LLC completed a transaction to sell a majority of its membership interests or assets or that otherwise results in a Change of Control (as defined in the Freeman Letter), of RGF, LLC and, during the period commencing six months prior to and 12 months following such change-of-control transaction (the “Change-of-Control Period”) Mr. Freeman’s employment was terminated by the Company for any reason other than “gross misconduct,” Mr. Freeman would have been eligible to receive a cash severance, to be paid in installments over a three-year period, in an amount equal to three times the sum of (i) his base salary, (ii) his annual bonus, and (iii) the cost of COBRA or personal medical insurance expenses for his family over such three-year period.

The Freeman Letter has been fully restated and superseded by the terms of an Employment Agreement entered into by and between Mr. Freeman and RGF, LLC dated October 27, 2021 (the “Freeman Employment Agreement”), the terms of which are described below under the heading “Terms of Executive Employment Agreements.”

Gerard G. Law

Effective September 1, 2020, RGF, LLC entered into an offer letter with Mr. Law (as amended, the “Law Letter”), pursuant to which he agreed to serve as our Chief Executive Officer. Under the Law Letter, Mr. Law was initially entitled to receive a base salary of $20,000 per month during the first six months of his employment, which was subsequently increased to $25,000 per month. The Law Letter has been fully restated and superseded by the terms of an Employment Agreement entered into by and between Mr. Law and RGF, LLC dated October 27, 2021 (the “Law Employment Agreement”), the terms of which are described below under the heading “Terms of Executive Employment Agreements.”

When in effect, the Law Letter provided that Mr. Law was eligible to receive an annual cash bonus for the years ending December 31, 2021 and December 31, 2022, in an amount equal to 7.5% of EBITDA for the applicable calendar year, as determined by an independent accounting firm, which was expected to be paid on February 15 of the following calendar year. Following the consummation of this offering, Mr. Law’s annual cash bonus will be determined by our compensation committee, subject to the terms of the Law Employment Agreement as described below.

Mr. Law received a profits interest unit award in an amount equal to 3.0% of RGF, LLC’s profits interests (as defined in the RGF, LLC operating agreement), subject to an initial cap on the extent to which the award may be diluted (the “Law 3.0% Award”), which vested after six months of employment. In addition, following six months of employment, Mr. Law received an additional profits interest unit award in an amount equal to 5.0% of RGF, LLC’s profits interests (the “Law 5.0% Award”), which was subject to vesting over 24 equal monthly installments beginning with the 13th month following the vesting commencement date. The Law 3.0% Award vested immediately on the date of grant, and the Law 5.0% Award was subject to vesting in 24 equal monthly installments beginning with the 13th month following the vesting commencement date. However, in connection with the Reorganization and as confirmed by the Law Employment Agreement, all of Mr. Law’s profits interests units will be exchanged into 816,380 fully vested Class B Units of RGF, LLC and 816,380 shares of Class B common stock of RGF, Inc. pursuant to an exchange that will be approved with the consent of Mr. Law, RGF, LLC, and all the Members.

The Law Letter provided that if Mr. Law was terminated for any reason other than “gross misconduct” (as defined in the Law Letter), Mr. Law would have been, subject to signing a release, be entitled to receive (i) 12 months of base salary, (ii) a prorated portion of his target annual bonus for the then current calendar year to the date of termination, and (iii) the cost of COBRA or personal medical insurance expenses for Mr. Law’s family, in approximately equal installments over a period of 12 months. In addition, if RGF, LLC completed a transaction to sell a majority of its membership interests or assets, or that otherwise results in a Change of Control of RGF, LLC and, during the Change-of-Control Period, Mr. Law’s employment was terminated by the Company for any reason other than “gross misconduct,” Mr. Law would have been eligible to receive a cash severance, to be paid in installments over a three-year period, in an amount equal to three times the sum of (i) his base salary, (ii) his annual bonus, and (iii) the cost of COBRA or personal medical insurance expenses for his family over such three-year period. In addition, Mr. Law’s profits interest unit awards would have vested in full if Mr. Law remained employed by us within 90 days prior to the date of the change-of-control transaction. If Mr. Law would have been terminated for gross misconduct, all profits interest unit awards would have been terminated.

Pursuant to the Law Letter, we were initially required to pay up to $2,800 per month to cover personal health insurance costs subject to verification of insurance coverage. However, starting in April 2021, we ceased providing such payments and Mr. Law is now covered by our health benefit plans.

Akshay Jagdale

Effective December 14, 2020, RGF, LLC entered into an offer letter with Mr. Jagdale (the “Jagdale Letter”), pursuant to which he agreed to serve as our Chief Financial Officer. Under the Jagdale Letter, Mr. Jagdale was entitled to receive a base salary of $20,000 per month. The Jagdale Letter has been fully restated and superseded by the terms of the Employment Agreement entered into by and between Mr. Jagdale and RGF, LLC dated October 27, 2021 (the “Jagdale Employment Agreement”), the terms of which are described below under the heading “Terms of Executive Employment Agreements.”

Pursuant to the Jagdale Letter, Mr. Jagdale received a profits interest unit award in an amount equal to 2.0% of RGF, LLC’s profits interest units. However, in connection with the Reorganization and as confirmed by the Jagdale Employment Agreement, all of Mr. Jagdale’s profits interests units will be exchanged into 210,406 Class B Units of RGF, LLC and 210,406 shares of Class B common stock of RGF, Inc. pursuant to an exchange that will be approved with the consent of Mr. Jagdale, the Company, and all the Members.

Pursuant to the Jagdale Letter, Mr. Jagdale was also entitled to receive up to an additional 2.5% of RGF, LLC’s profits interest units contingent upon the successful execution of a qualified offering or other specified corporate events, and continued employment for two years thereafter. However, we expect that Mr. Jagdale will be granted RSUs in lieu of receiving these previously contemplated additional profits interest units. Refer to the section entitled “—Stock Incentive Awards.”

The Jagdale Letter provided that if Mr. Jagdale had been terminated for any reason other than “gross misconduct” (as defined in the Jagdale Letter), Mr. Jagdale would have been, subject to signing a release, entitled to receive (i) either (a) 24 months of base salary if such termination occurs during the first 12 months of his employment, or (b) 12 months of base salary if such termination occurred after the first 12 months of his employment; (ii) a prorated portion of his target annual bonus for the then current calendar year to the date of termination; and (iii) the cost of COBRA or personal medical insurance expenses for Mr. Jagdale and his dependents over the same period that base salary would have been paid as described above. In addition, if RGF, LLC completed a transaction to sell a majority of its membership interests or assets, or that otherwise resulted in a Change of Control of RGF, LLC and, during the Change-of-Control Period, Mr. Jagdale’s employment had been terminated by the Company for any reason other than “gross misconduct,” Mr. Jagdale would have been eligible to receive (subject to execution of execution of a general release of claims in favor of the Company), (i) if the enterprise value of RGF, LLC was less than $100.0 million, cash severance, to be paid in installments over a one-year period, in an amount equal to one times the sum of (a) his base salary, (b) his annual bonus, and (c) the cost of COBRA or personal medical insurance expenses for his family over a one-year period; (ii) if the enterprise value was greater than $100.0 million, cash severance, to be paid in installments over a three-year period in an amount equal to three times the sum of (a) his base salary, (b) his annual bonus, and (c) the cost of COBRA or personal medical insurance expenses for his family over a three-year period; and (iii) to the extent that any of Mr. Jagdale’s profits interest unit awards had not yet fully vested, each of those awards would have vested in full upon the closing of the change-of-control transaction, provided that only 50% of the Jagdale 2.0% Award would have vested upon such change-of-control transaction if this offering was not completed. Further, if Mr. Jagdale remains employed with us within the Change-of-Control Period, all of Mr. Jagdale’s profits interest unit awards would have accelerated and vest in full immediately. If Mr. Jagdale was terminated for gross misconduct, all profits interest unit awards would have been terminated.

Pursuant to the Jagdale Letter, we were initially required to pay up to $2,800 per month to cover personal health insurance costs subject to verification of insurance coverage. However, starting in April 2021, we ceased providing such payments and Mr. Jagdale is now covered by our health benefit plans.

Terms of Executive Employment Agreements

Effective October 27, 2021, our compensation committee recommended, and our board of directors approved, executive employment agreements with each of Mr. Freeman, Mr. Law, and Mr. Jagdale (each, of the Freeman Employment Agreement, the Law Employment Agreement and the Jagdale Employment Agreement are collectively referred to as the “Employment Agreements”) pursuant to which they agreed to continue to serve as our Executive Chairman, Chief Executive Officer, and Chief Financial Officer, respectively. Their respective Employment Agreements provide for at-will employment to which Mr. Freeman and Mr. Law report to the Board of RGF, Inc., while Mr. Jagdale reports to the Chief Executive Officer of RGF, Inc., who is currently Mr. Law.

Pursuant to the Employment Agreements, Mr. Freeman is entitled to an annual minimum base salary of $776,000, Mr. Law is entitled to an annual minimum base salary of $776,000, and Mr. Jagdale is entitled to an annual minimum base salary of $434,000, with each such salary to be reviewed and re-established no less than annually by the Compensation Committee based on its review of current salaries and other compensation offered by peer group companies, subject to such salaries not decreasing below the current amounts.

Pursuant to the Employment Agreements, Mr. Freeman, Mr. Law, and Mr. Jagdale are eligible for an annual incentive cash bonus based on individual performance criteria established annually by the Compensation Committee. The amount of such target annual bonus is $1,250,000 in the Freeman Employment Agreement, $1,250,000 in the Law Employment Agreement, and $393,000 in the Jagdale Employment Agreement, with the amounts of such annual incentive bonuses to be reviewed and reestablished no less than annually by the Compensation Committee based on its review of current bonus related compensation offered by peer group companies, subject to such bonus amounts not decreasing below the current amounts.

Pursuant to the Employment Agreements, Mr. Freeman, Mr. Law, and Mr. Jagdale are eligible to participate in RGF, Inc.’s 2021 Stock Incentive Plan and receive grants thereunder as may be approved by the Compensation Committee from time to time. In addition, pursuant to the Employment Agreements, Mr. Freeman, Mr. Law, and Mr. Jagdale will each be granted RSUs of RGF, Inc., subject to the terms, including with respect to vesting, set forth in each of their respective RSU grant agreements. See the section entitled “Executive Compensation—Stock Incentive Awards” for additional information regarding the RSU grants.

Mr. Freeman, Mr. Law, and Mr. Jagdale are also entitled to participate in all benefit and welfare programs, plans, and arrangements made available to our like-level employees. In addition, the Employment Agreement provide each named executive officer the right to a Company-leased vehicle or car allowance in an amount not greater than $2,500 per month.

Upon termination of an applicable Employment Agreement due to (a) the death or disability of the applicable executive, (b) a termination by us for Cause (as defined in the Employment Agreements), or (c) a termination by the executive without Good Reason (as defined in the Employment Agreements), the executive is entitled to receive any accrued but unpaid base salary, pay for unused but accrued vacation days, reimbursement for expenses incurred by him, any accrued and vested benefits, and any unpaid incentive bonus earned and accrued on the date of such termination (collectively, the “Termination Benefits”).

In the event of a termination of an applicable Employment Agreement by us for Cause or by the name executive officer without Good Reason, the applicable executive would have the right to exercise all vested and unexercised stock options and warrants outstanding. On the other hand, in the event of a termination of an applicable

Employment Agreement due to death or disability, a termination by us without Cause, or a termination by the executive for Good Reason, the rights of the applicable executive (or their estate) to any unvested stock options or warrants would accelerate in vesting and be exercisable along with all previously vested and unexercised stock options and warrants outstanding.

Upon a termination of an applicable Employment Agreement by us without Cause or by the applicable executive for Good Reason, the executive, in addition to the Termination Benefits described above and the acceleration of unvested options and warrants, would be entitled to (a) a cash payment equal to the greater of (i) the applicable target bonus or (ii) the average of the bonus for the previous three years, (b) severance of 12 monthly payments each equal to one-twelfth of the executive’s annual base salary, and (c) payments representing the grossed-up out-of-pocket cost, including federal, state, and all applicable employment taxes, of COBRA for the executive and his eligible beneficiaries who were enrolled in the applicable medical plan as of the date of termination for 24 months to reimburse the executive for such COBRA payments.

If during the period beginning six months prior a Change of Control (as defined in the Employment Agreements) and ending two years following a Change of Control we terminate an applicable Employment Agreement without Cause or an applicable executive terminates for Good Reason, then the applicable executive is entitled to receive, in addition to the Termination Benefits, (a) the greater of (i) three times the applicable target bonus or (ii) three times the average bonus for the previous three years, (b) severance in a lump sum payment equal to three times the executive’s annual base salary, and (c) payments representing the grossed-up out-of-pocket cost, including federal, state, and all applicable employment taxes, of COBRA for the executive and his eligible beneficiaries who were enrolled in the applicable medical plan as of the date of termination for 18 months to reimburse the executive for such COBRA payments.

The payment by us to an executive of severance related payments in connection with a termination of an applicable Employment Agreement is conditioned upon the execution by the applicable Executive of a general release in favor of the Company. Their respective Employment Agreements also provide that, if their employment terminates, the executive agrees to keep all of our Confidential Information confidential in perpetuity in accordance with our policies.

Summary Compensation Table

The following table provides information regarding the compensation awarded to, earned by, and paid to each of our named executive officers for the year ended December 31, 2020:

Name and Principal Position	YEAR	SALARY ($)	EQUITY AWARDS ($)(1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(2)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Bryan Freeman, Executive Chairman	2020	$142,000	—	—	$17,574	$159,574
Gerard G. Law, Chief Executive Officer(4)	2020	$78,786	—	—	$11,599	$90,385
Akshay Jagdale, Chief Financial Officer(5)	2020	$11,462	—	—	$3,202	$14,664

(1)	We did not issue any equity-based awards during the year ended December 31, 2020. The profits interest units granted during 2020 were classified as liability awards and accounted for as performance bonuses in accordance with ASC 710. Because payment with respect to the profits interest units was not deemed probable or estimable as of December 31, 2020, no compensation expense was recognized for the profits interest units for the period ended December 31, 2020. For additional information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates.”

(2)	We did not adopt a non-equity incentive plan for the year ended December 31, 2020. No cash bonuses were paid to our named executive officers during 2020. In addition, no cash payments were made in respect of the profits interest units. For additional information, see the section entitled “—Compensation Program—Cash Bonus Opportunity.”

(3)	The amounts in this column reflect the value of (i) a car allowance for Mr. Law in the amount of $4,000 and for Mr. Jagdale in the amount of $500, and (ii) the cost of health and welfare benefits reimbursed to Mr. Freeman in the amount of $17,574; Mr. Law in the amount of $7,599; and Mr. Jagdale in the amount of $2,702, pursuant to the terms of their respective employment offer letters. For additional information, refer to the section entitled “—Employment Arrangements.”

(4)	Mr. Law commenced employment as our Chief Executive Officer effective September 1, 2020. Mr. Law’s annualized base salary for 2020 was $240,000.

(5)	Mr. Jagdale commenced employment as our Chief Financial Officer effective December 14, 2020. Mr. Jagdale’s annualized base salary for 2020 was $240,000.

Outstanding Equity Awards

We did not have any equity-based awards outstanding as of December 31, 2020. The profits interest units were classified as liability awards and accounted for as performance bonuses in accordance with ASC 710.

The profits interest units will not remain outstanding following this offering. Prior to the consummation of this offering, and in connection with the Reorganization, the RGF, LLC Members and the holders of the profits interest units will unanimously approve the exchange of the profits interest units into Class B Units of RGF, LLC and shares of Class B common stock of RGF, Inc. For additional information, refer to the section entitled “The Reorganization.”

Stock Incentive Plans

In connection with this offering, our board of directors and stockholders have adopted the 2021 Plan and the 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part.

The following description of each of our equity incentive plans is qualified by reference to the full text of those plans and the related award agreements, which are included as exhibits to the registration statement of which this prospectus is a part.

2021 Stock Incentive Plan

Authorized Shares

We have reserved an aggregate of 3,300,000 shares of our Class A common stock for issuance under the 2021 Plan. The number of shares reserved for issuance will increase automatically on January 1 of each calendar year beginning in 2022 by the lesser of (i) 2.0% of the number of outstanding shares of our Class A common stock as of December 31 of the preceding calendar year, or (ii) such lesser number of shares of our Class A common stock determined by our board of directors. The number of shares of our Class A common stock is also subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend, or other change in our capitalization. In addition, the following shares of our Class A common stock will be available for grant and issuance under the 2021 Plan:

∎	shares subject to stock options or SARs granted under the 2021 Plan that cease to be subject to the stock option or SAR for any reason other than exercise of the stock option or SAR;

∎	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;

∎	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued;

∎	shares surrendered, canceled, or exchanged for cash or a different award (or combination thereof); and

∎	shares subject to awards under the 2021 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award.

Plan Administration

The 2021 Plan will be administered by our compensation committee, all of the members of which will be independent directors under the applicable Nasdaq listing standards, or by our board of directors acting in place of our compensation committee. Our compensation committee will have the authority to construe and interpret the 2021 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the 2021 Plan.

Awards and Eligible Participants

The 2021 Plan authorizes the award of stock options, SARs, restricted stock awards, RSUs, performance awards, and stock bonuses. The 2021 Plan provides for the grant of awards to our employees, directors, consultants, and independent contractors, subject to certain exceptions. No more than 3,300,000 shares of our Class A common stock will be issued under the 2021 Plan pursuant to the exercise of incentive stock options.

Stock Options

The 2021 Plan permits us to grant incentive stock options and non-qualified stock options. The exercise price of stock options will be determined by our compensation committee, and may not be less than 100% of the fair market value of our Class A common stock on the date of grant, subject to certain exceptions. Our compensation committee has the authority to reprice any outstanding stock option (by reducing the exercise price, or canceling the stock option in exchange for cash or another equity award) under the 2021 Plan without the approval of our stockholders. Stock options may vest based on the passage of time, or the achievement of performance conditions, or a combination thereof, in the discretion of our compensation committee. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Our compensation committee may at any time accelerate the exercisability of all or any portion of an option award. The maximum term of stock options granted under the 2021 Plan is ten years.

Stock Appreciation Rights

SARs provide for a payment to the holder, in cash or shares of our Class A common stock, or a combination of the foregoing, based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price on the date of grant, up to a maximum amount of cash or number of shares. The exercise price of a SAR will be determined by our compensation committee but may not be less than the fair market value of our Class A common stock on the date of grant. SARs may vest based on the passage of time, or the achievement of performance conditions, or a combination thereof, in the discretion of our compensation committee. Our compensation committee has the authority to reprice any outstanding SAR (by reducing the exercise price, or canceling the SAR in exchange for cash or another equity award) under the 2021 Plan without the approval of our stockholders.

Restricted Stock Awards

A restricted stock award represents the issuance to the holder of shares of our Class A common stock, subject to the forfeiture of those shares due to failure to achieve certain performance conditions or termination of employment. The purchase price, if any, for the shares will be determined by our compensation committee. Unless otherwise determined by the administrator at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Restricted Stock Units

RSUs represent the right of the holder to receive shares of our Class A common stock (or its cash equivalent) at a specified date in the future, subject to forfeiture of that right due to failure to achieve certain performance conditions or termination of employment. If an RSU has not been forfeited then, on the specified date, we will deliver to the holder of the RSU shares of our Class A common stock, cash, or a combination of cash and shares of our Class A common stock.

Performance Awards

Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of performance conditions as provided in the 2021 Plan in cash or by issuance of the underlying common stock. These awards are subject to forfeiture prior to settlement due to failure to achieve certain performance conditions or termination of employment.

Stock Bonuses

Stock bonuses may be granted as additional compensation for past or future service or performance and, therefore, no payment will be required for any shares awarded under a stock bonus. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to us.

Corporate Transaction

If we are party to a corporate transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be canceled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the closing of the transaction. Subject to the terms of an applicable award agreement, awards held by non-employee directors will immediately vest as to all or any portion of the shares subject to the award and will become exercisable at such times and on such conditions as our compensation committee determines.

Termination; Amendment

The 2021 Plan will terminate ten years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate the 2021 Plan at any time, subject to compliance with applicable law and Nasdaq listing standards.

2021 Employee Stock Purchase Plan

Qualified Plan

We have adopted the ESPP in order to enable eligible employees to purchase shares of our Class A common stock at a discount following the consummation of this offering. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code and will be approved by our stockholders.

Authorized Shares

We have reserved an aggregate of 400,000 shares of our Class A common stock for issuance under the ESPP. The number of shares reserved for issuance will increase automatically on January 1 of each calendar year beginning in 2022 and continuing through 2031 by the lesser of (i) 1.0% of the number of outstanding shares of our Class A common stock as of December 31 of the preceding calendar year, or (ii) such lesser number of shares of our Class A common stock determined by our board of directors. The number of shares of our Class A common stock is also subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend, or other change in our capitalization. The aggregate number of shares of our Class A common stock issued over the term of the ESPP will not exceed 1,000,000 shares of our Class A common stock.

Plan Administration

The ESPP will be administered by our compensation committee, all of the members of which will be independent directors under the applicable Nasdaq listing standards, or by our board of directors acting in place of our compensation committee.

Eligible Participants

Our employees generally are eligible to participate in the ESPP. Our compensation committee may, in its discretion, elect to exclude certain eligible employees, including highly compensated individuals, non-US employees, and officers.

Employees who are 5.0% stockholders, or would become 5.0% stockholders as a result of their participation in the ESPP, are ineligible to participate. We may impose additional restrictions on eligibility in compliance with applicable law.

Payroll Deductions

Under the ESPP, eligible employees will be able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Eligible employees will be able to designate any whole percentage of compensation that is not less than 1% and not more than the maximum percentage specified by the administrator, or 20% if no such maximum percentage is specified.

Offering Periods

The ESPP is implemented through a series of offering periods under which our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares of our Class A common stock in that offering period using their accumulated payroll deductions. Once an employee is enrolled, participation will be automatic in subsequent offering periods. We have not yet determined when the first offering period will begin, but it is anticipated that each offering period will run for approximately six months, commencing each of June 1 and December 1, with purchases occurring on the last day of each offering period. Our compensation committee has the discretion to change the commencement date of each offering period. In no event may an offering period exceed 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

Limitation on Purchase

No participant will have the right to purchase shares of our Class A common stock in an amount that, when aggregated with the shares subject to purchase rights under all our ESPPs that are also in effect in the same calendar year, have a fair market value of more than $25,000, determined as of the first day of the applicable offering period.

Purchase Price

The purchase price for shares of our Class A common stock purchased under the ESPP will be 85.0% of the lesser of the fair market value of a share of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Change of Control

If we experience a change-of-control transaction or any unusual or nonrecurring transaction or event, our compensation committee has the discretion to provide for the termination of any offering period that commenced prior to the closing of the transaction or event, replace outstanding purchase rights with other rights or property, make adjustments in the number and type of shares subject to outstanding purchase rights, shorten an offering period and provide for the early exercise of purchase rights, or terminate all outstanding purchase rights without being exercised.

Amendment; Termination

The ESPP will terminate ten years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend, or terminate the ESPP at any time, subject to compliance with applicable law and Nasdaq listing standards.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements with our directors and executive officers, including those discussed in the sections entitled “Management” and “Executive Compensation,” the employment agreements with our executive officers described in the section entitled “Executive Compensation—Employment Arrangements,” and the registration rights described in the section entitled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎

the amount involved exceeded or exceeds the lesser of $120.0 thousand or 1% of the average of RGF, LLC’s total assets at year-end for the last two completed fiscal years, or approximately $154.0 thousand; and

∎

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

PPZ Notes

In February 2017, RGF, LLC entered into the Initial PPZ Note with PPZ, a Member of RGF, LLC that holds more than 5% of RGF, LLC’s outstanding membership interests. RGF, LLC subsequently entered into the 2017 PPZ Note and 2018 PPZ Note with PPZ to increase our borrowings by $400.0 thousand and $500.0 thousand, respectively. The Initial PPZ Note bears interest at a simply rate of 8.0% per annum. The 2017 PPZ Note and 2018 PPZ Note each bears interest at a simple rate of 9.0% per annum. As of December 31, 2020, the outstanding principal related to our borrowings under the PPZ Notes totaled $1.2 million. Our interest expense related to the PPZ Notes amounted to $107.0 thousand for the year ended December 31, 2020, and no principal payments were made under the loans. Each of the PPZ Notes matures on December 31, 2021.

For additional information regarding the PPZ Notes, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—PPZ Notes,” as well as Note 8 to our audited financial statements included elsewhere in this prospectus.

Slingshot Note

In February 2017, RGF, LLC and Slingshot, a Member of RGF, LLC that holds more than 5% of RGF, LLC’s outstanding membership interests and of which Bryan Freeman is the managing partner, entered into a promissory note for $25.0 thousand (the “First Slingshot Note”). The First Slingshot Note bore interest at a simple rate of 8.0% per annum and matured on February 20, 2019. In October 2017, RGF, LLC and Slingshot entered into loan and security agreements, as well as a promissory note secured by all of RGF, LLC’s assets and subordinated only to existing and future indebtedness owed by RGF, LLC to PMC and PPZ, pursuant to which Slingshot loaned RGF, LLC $200.0 thousand (the “Second Slingshot Note” and, together with the First Slingshot Note, the “Slingshot Notes”). The Second Slingshot Note bore interest at a simple rate of 9.0% per annum and matured on December 31, 2019. RGF, LLC paid $256.9 thousand, the total amount due under the Slingshot Notes, in full in March 2019.

Product Placement Agreement

In February 2018, RGF, LLC entered into a product placement agreement and related membership interest purchase agreement with Divario, a wholly owned subsidiary of Albertsons Companies and a Member of RGF, LLC that holds more than 5% of RGF, LLC’s outstanding membership interests. Pursuant to the agreements, RGF, LLC agreed to issue the Divario Initial Equity in exchange for achievement and maintenance of specified distribution thresholds in retail locations operated by Albertsons Companies through October 31, 2020, resulting in Divario holding 5.2% of RGF, LLC’s membership interests. Further, Divario is entitled to the Divario Incentive Equity in the event that Albertsons Companies makes at least $3.0 million in gross wholesale purchases of our products through October 31, 2021. As of December 31, 2020 and June 30, 2021, a total of 5,240 common units were issued and outstanding in connection with the Divario Initial Equity. In connection with the consummation of this offering, the sales achieved by Albertsons Companies will be annualized immediately prior to the offering and the Divario Incentive

Equity earned, if any, will be issued to Divario. Further, in connection with the Reorganization, the Divario Incentive Equity will be exchanged into Class B Units of RGF, LLC and shares of Class B stock common stock of RGF Inc. pursuant to an exchange that will be approved with the consent of Divario, the Company, and all the Members.

For additional information regarding the Divario Initial Equity and Divario Incentive Equity, refer to Note 1 to our audited financial statements included elsewhere in this prospectus.

Exchange Agreement

In connection with the consummation of this offering, we will enter into an exchange agreement (the “Exchange Agreement”) with the Members, some of whom are directors, officers, or holders of more than 5% of our outstanding capital stock, pursuant to which the holders of Class B Units (and certain permitted transferees) may, subject to the terms of the Exchange Agreement, exchange Class B Units for shares of Class A common stock on a one-for-one basis or, at our option, redeem such Class B Units for cash. The Exchange Agreement will also provide that, in connection with any such exchange or redemption, such Class B Units being so exchanged or redeemed would deliver to us an equivalent number of shares of Class B common stock, which would be canceled, and additional Class A Units, equivalent to the amount of Class B Units so exchanged or redeemed, will be issued to RGF, Inc., and, thus, RGF Inc.’s interest in RGF, LLC will be proportionally increased.

Pursuant to the terms of the Exchange Agreement, and in connection with an election by one or more Members to exchange Class B Units into shares of our Class A common stock, we will also have the option to, in lieu of issuing Class A common stock, instead make a cash payment to such Member to redeem such Class B Units equal to a volume weighted average market price of one share of Class A common stock for each Class B Unit the Member has elected to exchange (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) in accordance with the terms of the Operating Agreement. Any decision to make a cash payment to a Member would not affect such Member’s continuing obligation to deliver, and the subsequent cancelation of, the equivalent amount of such Member’s shares of Class B common stock. Any decision by us to make a cash payment to redeem Class B Units will be made by our independent directors (within the meaning of Nasdaq listing standards) who are disinterested. Although the actual timing and amount of any payments that we make to Members pursuant to the Exchange Agreement will vary, we expect those payments will be substantial. For additional information, refer to the section entitled “Management’s Discussion and Analysis – Liquidity.”

Tax Receivable Agreement

We expect to obtain a step-up in the tax basis of our share of RGF, LLC’s assets when a Member receives cash or shares of our Class A common stock in connection with a redemption or exchange of such Member’s Class B Units for cash or Class A common stock (such basis increase, the “Basis Adjustments”). We intend to treat such acquisition of Class B Units as our direct purchase of Class B Units from a Member for U.S. federal income and other applicable tax purposes, regardless of whether such Class B Units are surrendered by a Member to RGF, LLC for redemption or sold to us upon the exercise of our election to acquire such Class B Units directly. Basis Adjustments may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the transactions described above, RGF, Inc. will enter into the Tax Receivable Agreement with RGF, LLC and the Members, other than the Fidelity Investors, some of whom are directors, officers, or holders of more than 5% of our outstanding capital stock. The Tax Receivable Agreement will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of RGF, LLC arising from such transactions, and tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. RGF, LLC will have in effect an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), effective for each taxable year in which an exchange of Class B Units for shares of our Class A common stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in RGF, LLC or us by any Member. The rights of each Member under the Tax Receivable Agreement are assignable to permitted transferees of its Class B Units (other than RGF,

Inc. as transferee pursuant to subsequent redemptions (or exchanges) of the transferred Class B Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

The actual Basis Adjustments, as well as any amounts paid to the Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

∎

the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of RGF, LLC at the time of each exchange;

∎

the price of shares of our Class A common stock at the time of the redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange;

∎	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

∎

the amount and timing of our income—the Tax Receivable Agreement generally will require RGF, Inc. to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If RGF, Inc. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending following the consummation of this offering. There is no maximum term for the Tax Receivable Agreement, and it may be terminated by us pursuant to an early termination procedure that requires us to pay the Members an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).

The payment obligations under the Tax Receivable Agreement are obligations of RGF, Inc. and not of RGF, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Members could be substantial. Any payments made by us to Members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to RGF, LLC. To the extent that we are unable to make payments under the Tax Receivable Agreement for three months past the due date of payment will result in a default. The unpaid amounts following a default generally will be deferred and will accrue interest until paid by us at a rate equal to SOFR (or 0.25%, if greater), plus 500 basis points.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes of control, may influence the timing and amount of payments that are received by a Member under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result, (i) we could be required to make cash payments to the Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. If any such position is subject to a challenge by a taxing authority the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Member that directly or indirectly owns at least 10% of the outstanding Class B Units. We will not be reimbursed for any cash payments previously made to any Member pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to a Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to the Members for a number of years following the initial time of such payment and, if our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Payments will generally be due under the Tax Receivable Agreement within a specified period of time following the filing of our return for the taxable year with respect to which the payment obligations arises, although interest on such payments will begin to accrue at a rate equal to SOFR (or 0.25%, if greater), plus 100 basis points, from the due date (without extensions) of such tax return. Any payments due under the Tax Receivable Agreement for greater than three months following the due date (without extensions) for filing our return for such taxable year will continue to accrue interest at a rate equal to SOFR (or 0.25%, if greater), plus 500 basis points, until such payments are made.

Registration Rights Agreement

We will enter into a Registration Rights Agreement (“Registration Rights Agreement”) with the Members other than the Fidelity Investors in connection with this offering. Among the Members who will be party to the Registration Rights Agreement are Bryan Freeman, our Executive Chairman and Chairperson of our board of directors; Gerard G. Law, our Chief Executive Officer and a director; Akshay Jagdale, our Chief Financial Officer; Andrew J. Stiffelman, our Chief Marketing Officer; as well as certain other stockholders who will beneficially own shares of Class B common stock following the consummation of this offering. The Registration Rights Agreement will provide these Members with the right, at any time from and after 180 days following the date of this prospectus, but no more than twice in any period of 12 months, whether or not such requests are revoked or withdrawn, to require us to register under the Securities Act shares of Class A common stock issuable to them upon redemption or exchange of their Class B Units, subject to certain requirements and limitations set forth therein, which number of shares will be reduced by the number of shares sold by the selling stockholder in this offering, if any. Such Members are permitted to demand registration of their shares pursuant to Form S-3, or any similar short-form registration statement, if and when we are eligible to utilize such registration statement, which number of shares will be reduced by the number of shares sold by the selling stockholder in this offering, if any. Any decision to be made or approval to be granted under the Registration Rights Agreement by the Members shall be made by the Members holding a majority of all “Investor Registrable Securities” (as defined in the Registration Rights Agreement) then outstanding. In addition, for so long as a “shelf registration statement” remains in effect, but no more than twice in any period of 12 months, whether or not such requests are revoked or withdrawn, the Members will have the right to elect to sell their Investor Registrable Securities pursuant to that registration statement, subject to certain limitations set forth in the

Registration Rights Agreement. Finally, the Registration Rights Agreement will provide for customary piggyback registration rights for the Members party thereto, allowing the Members to include their shares in such registration, subject to certain limitations set forth in the Registration Rights Agreement, which number of shares will be reduced by the number of shares sold by the selling stockholder in this offering, if any.

Director and Executive Officer Indemnification and Insurance

Prior to the consummation of this offering, we expect to adopt our Certificate of Incorporation, which will become effective immediately prior to the consummation of this offering and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

∎	any breach of their duty of loyalty to our Company or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

∎	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

Further, prior to the effectiveness of the registration statement, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our Certificate of Incorporation, Bylaws, and indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Prior to the consummation of this offering, we expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Transactions

Executive Officer Profits Interest Unit Awards

RGF, LLC’s board of managers has granted profits interest units to certain of our executive officers. Pursuant to an exchange that will be approved by the holders of profits interest units and all the Members prior to the effectiveness of the registration statement of which this prospectus forms a part, all such profits interest units shall be exchanged for shares of our Class B common stock and Class B Units in connection with the reorganization. For additional information, refer to the sections entitled “Executive Compensation—Employment Arrangements” and “The Reorganization.”

CPG Profit Participation Agreement

On April 1, 2017, RGF, LLC granted profits interest units to CPG Solutions LLC (“CPG”) in exchange for sales and marketing services that CPG provides to us pursuant to a profit participation agreement, under which CPG shares in RGF, LLC’s net profits and receives a settlement payment at the time of a liquidity event, specifically a sale of the Company. In connection with the profits interest unit award, CPG became a Member of RGF, LLC and holder of more than 5% of RGF, LLC’s outstanding units. Pursuant to an exchange that will be approved by the holders of profits interest units and all the Members prior to the effectiveness of the registration statement of which this prospectus forms a part, all such profits interest units shall be exchanged for shares of Class B Common Stock of RGF, Inc. and Class B Units of RGF, LLC in connection with the reorganization. For additional information, refer to the section entitled “The Reorganization.”

For additional information regarding the profit participation agreement and related profits interest unit grant to CPG, refer to Note 1 to our audited financial statements included elsewhere in this prospectus.

Related-Party Transaction Policy

Prior to the consummation of this offering, our board of directors will adopt a policy providing that all transactions that may constitute a “related-party transaction” must be presented to our audit committee, which shall serve as the administrator of the policy. A “related-party transaction,” as defined in the policy, means any transaction that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC, and includes any transaction, or series of similar transactions, since the beginning of our last fiscal year, or any currently proposed transaction or series of similar transactions, where (i) we or any of our affiliates is a party; (ii) the amount involved exceeds $120,000 in the aggregate; and (iii) any related party had or will have a direct or indirect material interest. The policy was not in effect when we entered into the related-party transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of October 1, 2021, assuming the consummation of the Reorganization and this offering and subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of common stock offered by us and the selling stockholder under this prospectus for:

∎	each holder of 5% or more of the outstanding shares of our Class A common stock or Class B common stock;

∎	each of our named executive officers;

∎	each of our directors and director nominees;

∎	all of our executive officers, directors and director nominees as a group; and

∎	the selling stockholder.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

∎	all shares the stockholder actually owns beneficially or of record;

∎	all shares over which the stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

∎	all shares the stockholder has the right to acquire beneficial ownership of within 60 days after October 1, 2021.

As described in the sections entitled “The Reorganization” and “Certain Relationships and Related-Party Transactions,” each Member, including the Fidelity Investors receiving Class B Units in connection with the conversion of their 2021 Notes pursuant to the Conversion Agreement, will be entitled to have their Class B Units exchanged for Class A common stock on a one-to-one basis, or, at our option, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at our election, upon an exchange request, we may effect a direct exchange of such Class A common stock or such cash for such Class B Units. In connection with this offering, we will issue to each Member for nominal consideration one share of Class B common stock for each Class B Unit it owns. As a result, the respective numbers of shares of Class B common stock listed in the table below correlate to the number of Class B Units each such Member will own immediately following the consummation of this offering. For additional information, refer to the section entitled “The Reorganization.”

Our calculation of the percentage of beneficial ownership prior to this offering is based on the equity security interests of RGF, LLC outstanding as of October 1, 2021, assuming the automatic conversion of all convertible promissory notes outstanding as of October 1, 2021 into an aggregate of 6,002,575 shares of our Class A common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set on the cover page of this prospectus, which will occur immediately prior to the closing of this offering. Shares of common stock that a person has the right to acquire within 60 days after October 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002.

	CLASS A COMMON STOCK(1)	CLASS A BENEFICIAL OWNERSHIP(1)		CLASS B COMMON STOCK(1)(2)		CLASS B BENEFICIAL OWNERSHIP		COMBINED VOTING POWER(3)
NAME OF BENEFICIAL OWNER	NUMBER	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	NUMBER ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	NUMBER ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED
5% Stockholders and Selling Stockholder
Josh Schreider(4)	—	—	—	3,956,022	3,622,689	20.8%	19.4%	15.8%	14.0%
Slingshot Consumer LLC(5)	—	—	—	3,956,022	3,956,022	20.8%	21.2%	15.8%	15.3%
PPZ, LLC(6)	—	—	—	3,956,022	3,956,022	20.8%	21.2%	15.8%	15.3%
Divario Ventures, LLC(7)	—	—	—	999,082	999,082	5.3%	5.3%	4.0%	3.9%
Strand Equity Partners III, LLC(8)	—	—	—	1,555,776	1,555,776	8.2%	8.3%	6.2%	6.0%
CPG Solutions, LLC(9)	—	—	—	1,318,690	1,318,690	6.9%	7.1%	5.3%	5.1%
Fidelity Investors(10)	669,242	11.1%	9.8%	2,247,425	2,247,425	11.8%	12.0%	11.7%	11.3%
Named Executive Officers, Directors, and Director Nominees
Bryan Freeman(11)	—	—	—	3,956,022	3,956,022	20.8%	21.2%	15.8%	15.3%
Gerard G. Law(12)	—	—	—	816,380	816,380	4.3%	4.4%	3.3%	3.2%
Akshay Jagdale(13)	—	—	—	210,406	210,406	1.1%	1.1%	*	*
Deanna T. Brady, R.D.	—	—	—	—	—	—	—	—	—
George F. Chappelle, Jr.	—	—	—	—	—	—	—	—	—
Gilbert B. de Cardenas	—	—	—	—	—	—	—	—	—
Mark J. Nelson	—	—	—	—	—	—	—	—	—
All executive officers, directors, and director nominees as a group (eight persons)(14)	—	—	—	6,301,498	6,301,498	33.1%	33.7%	25.2%	24.4%

*	Represents beneficial ownership or voting power of less than 1%.
(1)	Subject to the terms of the Exchange Agreement, immediately following the completion of this offering, the Members of RGF, LLC holding shares of our Class B common stock may exchange their Class B Units and cancel an equivalent amount of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash. For additional information, refer to the section entitled “The Reorganization” and “Certain Relationships and Related Person Transactions—Exchange Agreement.”
(2)	Represents Class B Units that are paired with an equal number of shares of Class B common stock.
(3)	Represents percentage of voting power of the Class A common stock and Class B common stock voting together as a single class. For additional information, refer to the section entitled “Description of Capital Stock.”
(4)	Consists of 3,956,022 shares of our Class B common stock held by Mr. Schreider directly. The address of Josh Schreider is 444 East Santa Clara Street, Ventura, CA 93001. The selling stockholder will sell 333,333 shares of our Class A common stock to the purchasers in this offering if the underwriters exercise their option to purchase additional shares of our Class A common stock up to that amount.

(5)	Consists of 3,956,022 shares of our Class B common stock. Mr. Freeman, our Executive Chairman and director, is the Managing Partner of Slingshot Consumer LLC, and possesses sole voting and dispositive power with respect to the shares held by Slingshot. The address of Slingshot is c/o Varner & Brandt LLP, 3750 University Avenue, 6th Floor, Riverside, CA 92501.
(6)	Consists of shares of 3,956,022 our Class B common stock. Rhea Lamia is the Manager of PPZ and possesses sole voting and dispositive power with respect to the shares held by PPZ. The address of PPZ is PO Box 905, Laramie, WY 82073.
(7)	Consists of 999,082 shares of our Class B common stock. Jim Foltz is the Manager of Divario and possesses sole voting and dispositive power with respect to the shares held by Divario. The address of Divario is 11555 Dublin Canyon, Pleasanton, CA 94588.
(8)	Consists of 1,555,776 shares of our Class B common stock. Kevin Chen is the Manager of Strand Equity Partners III, LLC and possesses sole voting and dispositive power with respect to the shares held by Strand Equity Partners III, LLC. The address of Strand Equity Partners III, LLC is 1888 Century Park West, Suite 1440, Los Angeles, CA 90067.
(9)	Consists of 1,318,690 shares of our Class B common stock. Andrew J. Stiffelman, our Chief Marketing Officer, and Patrick Dyer are the Managers of CPG and possess sole voting and dispositive power with respect to the shares held by CPG. The address of CPG is 6400 Bluff Creek Lane, Lohman, MO 65053.
(10)	Consists of: 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock issuable upon conversion of the convertible notes held by the Fidelity Investors. Chris Maher is the managing member of each of the Fidelity Investors and as such has voting and dispositive control of these shares. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a director, the chairman, the chief executive officer and the president of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(11)	Consists of 3,956,022 shares of our Class B common stock held by Slingshot. Mr. Freeman is the Managing Partner of Slingshot and possesses sole voting and dispositive power with respect to the shares held by Slingshot.
(12)	Consists of 816,380 shares of our Class B common stock held by Mr. Law directly.
(13)	Consists of 210,406 shares of our Class B common stock held by Mr. Jagdale directly.
(14)	The number of executive officers and directors as a group includes executive officers of our subsidiaries. The amount beneficially owned by the executive officers and directors as a group consists of an aggregate of 8,938,830 shares of our Class B common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Certificate of Incorporation and Bylaws, each as they are expected to be in effect upon the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our Certificate of Incorporation and Bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our Certificate of Incorporation and adopt our Bylaws. Our Certificate of Incorporation will authorize capital stock consisting of:

∎	115,000,000 shares of Class A common stock, par value $0.0001 per share;

∎	25,000,000 shares of Class B common stock, par value $0.0001 per share; and

∎	10,000,000 shares of preferred stock, with a par value per share that may be established by our board of directors in the applicable certificate of designations.

We are selling 6,002,575 shares of Class A common stock in this offering, which includes the conversion of outstanding convertible notes (6,802,575 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholder). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing 19,015,824 shares of Class B common stock to the Members simultaneously with this offering (18,682,491 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Immediately following the consummation of this offering, we expect to have 6,002,575 shares of Class A common stock outstanding (6,802,575 shares if the underwriters exercise in full their option to purchase additional shares) and 19,015,824 shares of Class B common stock outstanding (18,682,492 shares if the underwriters exercise in full their option to purchase additional shares), assuming the automatic conversion of all outstanding convertible promissory notes into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price, immediately prior to the consummation of this offering.

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws and to the applicable provisions of the DGCL. We urge you to read our Certificate of Incorporation and our Bylaws, which are or will be filed as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our Certificate of Incorporation and our Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our Class A common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation described in the section below entitled “Description of Capital Stock—Anti-Takeover Provisions” or as otherwise required by applicable law or our Certificate of Incorporation.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Class B Units held by RGF, LLC equity holders and the number of shares of Class B common stock issued to RGF, LLC equity holders. Shares of Class B common stock are transferable only together with an equal number of Class B Units. Shares of Class B common stock will be canceled on a one-for-one basis if we, at the election of a holder of Class B Units, redeem or exchange Class B Units of such person pursuant to the terms of the Exchange Agreement and the Operating Agreement.

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation described in the section below entitled “Description of Capital Stock—Anti-Takeover Provisions” or as otherwise required by applicable law or our Certificate of Incorporation.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Pursuant to the Operating Agreement, each holder of Class B common stock has agreed that (i) the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Class B Units to the same person, and (ii) in the event the holder transfers any Class B Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person. Any such transfers must be made in compliance with the terms of our Certificate of Incorporation, the Bylaws, the Exchange Agreement, and the Operating Agreement, or such transfer may result in the Corporation disregarding the purported transfer and/or canceling such shares of Class B common stock.

Immediately following the consummation of this offering, the members of RGF, LLC holding Class B common stock may exchange their Class B Units and cancel an equivalent number of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash.

Amendments to Charter Documents

Any amendment of our Certificate of Incorporation that gives holders of our Class B common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock (excluding exchange rights with respect to Class B Units pursuant to the terms of the Exchange Agreement), or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, the Members will own 100% of our outstanding Class B common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our Certificate of Incorporation that is expected to be in effect upon the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state court action for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, or agents to us or our stockholders, (iii) any action asserting a claim against RGF, Inc. or any director or officer thereof arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our Certificate of Incorporation, or our Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our Certificate of Incorporation or our Bylaws, or (v) any other action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our Certificate of Incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, the provisions of our Certificate of Incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of the DGCL, or Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, operating results, financial condition, or prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Anti-Takeover Provisions

Our Certificate of Incorporation, our Bylaws, and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of us by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Classified Board

Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of the directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Immediately following the consummation of this offering, we expect that our board of directors will have six members.

No Stockholder Action by Written Consent

Our Certificate of Incorporation will preclude stockholder action by written consent.

Special Meetings of Stockholders

Our Certificate of Incorporation and Bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the Executive Chairman. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures

Our Bylaws will establish advance notice procedures for stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies

Our Certificate of Incorporation will provide that all directors may only be removed for cause, and only by the affirmative vote of holders of at least a majority in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. In addition, our Certificate of Incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Amendments

Our Certificate of Incorporation and Bylaws will provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our Certificate of Incorporation. Any amendment, alteration, rescission, or repeal of our Bylaws by our stockholders will require the affirmative vote of either (i) a majority of the Board of Directors, or (ii) stockholders representing at least 66-2/3% of the votes eligible to be cast in an election of directors of RGF, Inc. to vote on such amendment, alteration, change, addition, rescission, or repeal.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to Nasdaq listing standards. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our board of directors to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, or (iii) at or after the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.

Our Bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions that will be included in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Corporate Opportunity Doctrine

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our Certificate of Incorporation will, to the maximum extent permitted from time to time by the DGCL, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage, or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Certificate of Incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as our director or officer. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Certificate of Incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation involving us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our Class A common stock listed on Nasdaq under the trading symbol “RGF.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of Class B Units), or the perception that such sales may occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities. Although we have applied to list our Class A common stock on Nasdaq, we cannot assure you there will be an active public market for our Class A common stock.

Upon the closing of this offering, after giving effect to the automatic conversion of all outstanding convertible promissory notes into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price immediately prior to the closing of this offering, we will have an aggregate of 6,002,575 shares of our Class A common stock outstanding, all of which will be offered and issued in this offering. All shares sold by us or the selling stockholder in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. Any shares of Class A common stock purchased by our affiliates will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Other restricted securities may qualify for an exemption from registration under Rule 701 of the Securities Act, which is summarized below.

In addition, each Class B Unit held by the Members will be exchangeable, at the election of such Member, for newly issued shares of our Class A common stock on a one-to-one basis. The Members may exercise such exchange right for as long as their Class B Units remain outstanding. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Operating Agreement.”

Upon consummation of this offering, the Members will hold 19,015,824 Class B Units, all of which will be exchangeable for shares of our Class A common stock, as well as options, for an estimated 19,015,824 shares of our Class A common stock (based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus) that will be fully vested immediately following the determination of the initial public offering price for this offering. The shares of our Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into the Registration Rights Agreement with the Members that will require us to register under the Securities Act these shares of our Class A common stock. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our executive officers, directors, the selling stockholder, and holders of substantially all of our outstanding common stock and securities convertible into or exchangeable for shares of our Class A common stock outstanding upon the consummation of this offering, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Jefferies, dispose of, pledge, swap, or hedge, or offer to dispose of, pledge, swap, or hedge, any shares or any securities convertible into or exchangeable for shares of our capital stock, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exchangeable for our Class A common stock or publicly announce any intention to do any of the foregoing. Jefferies, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time. For additional information, refer to the section entitled “Underwriting.” Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell in “brokers’ transactions” or certain “riskless principal transactions” or to market makers a number of shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 60,026 shares immediately after this offering; or

∎	the average weekly trading volume in our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC. Affiliate resales under Rule 144 are also subject to the contractual lock-up restrictions described above.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock issued or issuable under the 2021 Plan, including the stock options approved in connection with this offering. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the consummation of this offering, the holders of up to 16,768,400 shares of our Class A common stock, including 16,768,400 shares of Class A common stock issuable upon the exchange of Class B Units, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. For additional information, refer to the section entitled “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes or other pass-through entity) of our Class A common stock that is not, for U.S. federal income tax purposes, any of the following:

∎	an individual who is a citizen or resident of the United States;

∎

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

∎	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

∎

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through (or disregarded) entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through or disregarded entities. The tax treatment of a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or owner in another pass-through entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our Class A common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local, or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

∎	financial institutions;

∎	brokers or dealers in securities;

∎	tax-exempt organizations;

∎	pension plans;

∎	owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investment;

∎	traders in securities that have elected the mark-to-market method of accounting for their securities holdings;

∎	insurance companies;

∎	controlled foreign corporations;

∎	passive foreign investment companies;

∎	persons that have a functional currency other than the U.S. dollar;

∎	persons who have acquired our Class A common stock pursuant to the exercise of an option or otherwise in a compensatory transaction;

∎	non-U.S. governments;

∎	certain U.S. expatriates; and

∎	persons who have acquired our Class A common stock upon conversion or exchange of any convertible promissory notes issued by RGF, LLC.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX LAWS APPLICABLE TO THEIR PARTICULAR SITUATIONS AND THE U.S. FEDERAL, STATE, LOCAL, ESTATE, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK.

Distributions on Our Class A Common Stock

As discussed within the section entitled “Dividend Policy,” we do not expect to make cash dividends to holders of our Class A common stock in the foreseeable future. Distributions, if any, on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the common stock and causing a reduction in the adjusted tax basis in such common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock.” Any such distributions will also be subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange, or Other Taxable Disposition of Our Class A Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange, or other taxable disposition of our Class A common stock unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Class A Common Stock” also may apply;

∎

the non-U.S. holder is a non-resident alien individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

∎

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our Class A common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets the documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a United States person). Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “Distributions on Our Class A Common Stock,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding, currently at a rate of 24%, generally will apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, whether U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption from backup withholding. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”), generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our Class A common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution” (as defined for FATCA purposes) the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally applies to payments of dividends on our Class A common stock. In the case of payments made to a “foreign financial institution” (as defined for FATCA purposes), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with a reporting agreement with the U.S. government, or FATCA Agreement or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owners (generally, any specified U.S. person that directly or indirectly owns more than 10% of such entity) or that identifies its “substantial” U.S. owners. If our Class A common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) may be required, subject to applicable exceptions, to withhold such tax on payments of dividends described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not complied with its obligations under FATCA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to an investment in our Class A common stock.

Under certain transitional rules (and extensions thereof), FATCA was expected to also apply to payments of gross proceeds from a sale or other disposition of stock made after a certain date. However, proposed regulations would eliminate the requirements under FATCA of withholding on gross proceeds from the sale of such stock, and the U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

U.S. Federal Estate Tax

Shares of our Class A common stock that are beneficially owned or treated as beneficially owned at the time of death by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) are considered U.S. situs assets and will generally be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. A non-U.S. holder is urged to consult his, her or its tax advisor regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

The preceding discussion of material U.S. federal tax considerations is for general information only It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , 2021, among us, the selling stockholder, Jefferies LLC, and William Blair & Company, L.L.C., as the representatives of the underwriters named below and the joint book-running managers of this offering, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the respective number of shares of Class A common stock shown opposite its name below, and, in the event that the underwriters exercise their option to purchase additional shares, the same proportion of additional shares as the number of shares shown opposite its name below bears to the total number of shares:

UNDERWRITER	NUMBER OF SHARES

Jefferies LLC
William Blair & Company, L.L.C.
Truist Securities, Inc.
Nomura Securities International, Inc.

Total	5,333,333

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of Class A common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholder will agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the consummation of this offering, they currently intend to make a market in the Class A common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Class A common stock, that you will be able to sell any of the Class A common stock held by you at a particular time, or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us and, if applicable, the selling stockholder and subject to prior sale. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority. The underwriters may offer and sell the shares of our Class A common stock through certain of their affiliates or other registered broker-dealers or selling agents.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                 per share of Class A common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                 per share of Class A common stock to certain brokers and dealers. After the offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholder are to pay the underwriters, and the proceeds, before expenses, to us and the selling stockholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$	$
Us	$	$	$	$
Selling stockholder	$	$	$	$
Proceeds, before expenses, to be paid to:	$	$	$	$
Us	$	$	$	$
Selling stockholder	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.9 million. We have agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, the required review by the Financial Industry Regulatory Authority, Inc. in an amount up to $25,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering or that an active trading market for the Class A common stock will develop and continue after the offering.

Listing

We have applied to have our Class A common stock approved for listing on Nasdaq under the trading symbol “RGF.” We do not intend to list the Class B common stock on any securities exchange.

Stamp Taxes

If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We and the selling stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 800,000 shares of Class A common stock from us and the selling stockholder at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

RGF, Inc., RGF, LLC, our executive officers, our directors, the selling stockholder, and holders of all or substantially all our outstanding equity securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act;

∎

otherwise dispose of any shares of Class A common stock or Class B common stock, units of RGF, LLC beneficially owned by the locked-up party, options or warrants to acquire shares of Class A common stock or units of RGF, LLC, securities exchangeable or exercisable for or convertible into shares of Class A common stock, or units of RGF, LLC currently or hereafter owned either of record or beneficially; or

∎	publicly announce an intention to do any of the foregoing, in each case, for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the Class A common stock on and including the 180th day after the date of this prospectus.

We, our executive officers, directors, the selling stockholder, and holders of substantially all of our outstanding common stock or membership interests of RGF, LLC or any other securities convertible into or exchangeable for shares of our common stock or membership interests of RGF, LLC, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Jefferies (which consent may be withheld in its sole discretion), (i) sell, offer to sell, contract to sell or lend any common stock or any options or warrants or other rights to acquire common stock or membership interests of RGF, LLC, or any other securities exchangeable or exercisable for or convertible into common stock or membership interests of RGF, LLC, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, common stock or membership interests in RGF, LLC (“Related Securities”); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any common stock or Related Securities; (iii) pledge, hypothecate or grant any security interest in any common stock or Related Securities; (iv) in any other way transfer or dispose of any common stock or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any common stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any common stock or Related Securities; (vii) submit or file any registration statement under the Securities Act in respect of any common stock or Related Securities (other than shares of Class A common stock sold in this offering); (viii) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding common stock; or (ix) publicly announce the intention to do any of the foregoing.

Notwithstanding the foregoing, and subject to certain conditions, the lock-up restrictions described above do not apply to our executive officers, directors and other holders of substantially all of our outstanding securities with respect to:

∎	transactions relating to common stock or Related Securities acquired in open market transactions after the completion of this offering;

∎	transfers of common stock or Related Securities by bona fide gift, including, without limitation, to a charitable organization;

∎

transfers of common stock or Related Securities by will or intestate succession to the legal representative, heir, beneficiary or any family member of the stockholder, or to a trust whose beneficiaries consist exclusively of one or more of the stockholder and/or a family member;

∎

transfers or dispositions of common stock or Related Securities to a family member, a trust exclusively formed for the direct or indirect benefit of the stockholder or a family member or any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which, in each case, are held by the stockholder or any family member;

∎	transfers of common stock or Related Securities by operation of law pursuant to a qualified domestic order or other court order or in connection with a divorce settlement;

∎

if the stockholder is a corporation, partnership, limited liability company, trust or other business entity, distributions or transfers of common stock or Related Securities to (x) another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the stockholder, (y) any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the stockholder or affiliates of the stockholder (including, for the avoidance of doubt, where the stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (z) limited partners, general partners, members, managers, managing members, stockholders or other equity holders of the stockholder or of the entities described in the preceding clauses (x) and (y);

∎

issuances of shares of common stock to the stockholder upon exercise or conversion of outstanding Related Securities disclosed in the registration statement for this offering as described in the registration statement; and

∎

transfers of common stock or Related Securities pursuant to a change of control of RGF, Inc. (meaning the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Common Stock the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the voting capital stock of RGF, Inc.) after this offering that has been approved by the independent members of RGF, Inc.’s board of directors, provided, that in the event that such change of control is not completed, the common stock or Related Securities owned by the stockholder shall remain subject to the restrictions described above.

Jefferies LLC may, in its sole discretion, and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any holders of our equity securities who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions, or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock. A syndicate covering transaction is the bid for or the purchase of shares of Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling stockholder, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our Class A common stock on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our Class A common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Class A common stock offered hereby. Any such short positions could adversely affect future trading prices of the Class A common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

Resale Restrictions

The distribution of shares of our Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick, and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable;

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

∎	where required by law, the purchaser is purchasing as principal and not as agent; and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our shares of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

∎	to any legal entity which is a “qualified investor” as defined under Article 2(e) of the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong; or which do not constitute an offer to the public for the purpose of the CO or the SFO. No document, invitation, or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated, or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (“Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with section 15A of the Securities Law, and (ii) investors listed in the first addendum to the Securities Law (“Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own accounts or, where permitted under the Addendum, for the accounts of their respective clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended, or “FIEL”), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations, and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or “SFA”) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

∎	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

∎	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, P.C., Newport Beach, California. Goodwin Procter LLP, Redwood City, California, is acting as counsel for the underwriters in connection with this offering. Stradling Yocca Carlson & Rauth, P.C., Newport Beach, California is acting as counsel for the selling stockholder in connection with this offering.

EXPERTS

The audited financial statements of The Real Good Food Company LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited balance sheet of Project Clean, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited statement of assets acquired and liabilities assumed of the Food Manufacturing Business of SSRE Holdings, LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed as an exhibit for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately following the consummation of this offering, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will be required to file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. We plan to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. The SEC maintains a website, which is located at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus forms a part at the SEC’s website.

Such information will also become available on the investors section of our website, which will be located at www.realgoodfoods.com. Upon consummation of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in deciding to purchase our Class A common stock in this offering.

INDEX TO FINANCIAL STATEMENTS

PROJECT CLEAN, INC.

THE REAL GOOD FOOD COMPANY LLC

FOOD MANUFACTURING BUSINESS OF SSRE HOLDINGS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Project Clean, Inc.

Opinion on the financial statement

We have audited the accompanying balance sheet of Project Clean, Inc. (a Delaware corporation) (“the “Company”) as of June 2, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 2, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Newport Beach, California

October 12, 2021

PROJECT CLEAN, INC.

Balance Sheets

(In USD)

	AS OF JUNE 2, 2021	AS OF JUNE 30, 2021 (UNAUDITED)
ASSETS
Cash and cash equivalents	$1	$1

Total assets	$1	$1

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—	$—
Stockholder’s equity:
Common stock, $0.0001 par value per share, 10,000 authorized, 10,000 shares issued and outstanding	1	1
Additional paid-in capital	—	—

Total liabilities and stockholder’s equity	$1	$1

See accompanying notes to the Financial Statements.

PROJECT CLEAN, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background and Nature of Operations

Project Clean, Inc. (the “Company”) was formed as a Delaware corporation on June 2, 2021. The Company intends to change its name to The Real Good Food Company, Inc. prior to the consummation of the initial public offering discussed below. The Company was formed for the purpose of completing a public offering and related transactions (the “Transactions”) in order to carry on the business of The Real Good Food Company LLC (“RGF, LLC”), which is an entity that manufactures gluten- and grain-free breakfast sandwiches, entrées, and other products within the frozen food category, and will serve as the issuer of the Class A common stock offered in this offering.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of income and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity for the period from its formation through June 30, 2021 (unaudited).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and the accompanying notes. Actual results may differ materially from the Company’s estimates.

Subsequent Events

We evaluated subsequent events through October 12, 2021, which are the dates the financial statements were available to be issued.

NOTE 2. STOCKHOLDER’S EQUITY

As of June 2, 2021 and June 30, 2021 (unaudited), the Company was authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and had issued 10,000 shares of common stock to RGF, LLC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Members

The Real Good Food Company LLC

Opinion on the financial statements

We have audited the accompanying balance sheets of The Real Good Food Company LLC (a California limited liability company) (the “Company”) as of December 31, 2019 and 2020, the related statements of operations, members’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Newport Beach, California

October 12, 2021

THE REAL GOOD FOOD COMPANY LLC

Balance Sheets

(In thousands, except unit and liquidation preference data)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash	$388	$28
Accounts receivable, net	2,528	3,533
Inventories	8,972	8,374
Prepaid slotting fees	332	—
Other current assets	23	37

Total current assets	12,243	11,972
Property and equipment, net	2,030	1,745
Operating lease right-of-use assets	132	100
Deferred loan cost	839	1,584
Other noncurrent assets	54	69

Total assets	$15,298	$15,470

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$2,689	$4,818
Customer deposit liability	320	—
Operating lease liabilities	32	36
Finance lease liabilities	242	99
Accrued and other current liabilities	594	667
Loan with PPZ, LLC, a related party	1,078	1,180
Current portion of long-term debt	195	1,763

Total current liabilities	5,150	8,563

Long-term debt	24,755	36,936
Long-term operating lease liabilities	103	66
Long-term finance lease liabilities	38	72

Total Liabilities	30,046	45,637
Commitments and contingencies (Note 12)
Members’ deficit:
Common units: 62,097 units issued and outstanding as of December 31, 2019; 62,957 units authorized, issued and outstanding as of December 31, 2020	870	1,013
Series A preferred units: 11,798 units authorized, issued and outstanding as of December 31, 2019 and 2020; liquidation preference of $7.8 million and $8.4 million as of December 31, 2019 and 2020	7,337	7,337
Series Seed preferred units: 28,428 units authorized, issued and outstanding as of December 31, 2019 and 2020; liquidation preference of $715 thousand as of December 31, 2019 and 2020	715	715
Accumulated deficit	(23,670)	(39,232)

Total members’ deficit	(14,748)	(30,167)

Total liabilities and members’ deficit	$15,298	$15,470

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Statements of Operations

(In thousands, except unit and per unit data)

	YEAR ENDED DECEMBER 31,
	2019	2020
Net sales	$38,743	$38,984
Cost of sales	32,919	36,306

Gross profit	5,824	2,678

Operating expenses:
Selling and distribution	8,025	7,593
Marketing	4,145	2,351
Administrative	2,409	2,592

Total operating expenses	14,579	12,536

Loss from operations	(8,755)	(9,858)
Interest expense	5,382	5,682
Other expense	51	—

Loss before income taxes	(14,188)	(15,540)

Income tax expense	—	(22)

Net loss	$(14,188)	$(15,562)

Preferred return on Series A preferred units	418	546

Net loss attributable to common unitholders	$(14,606)	$(16,108)

Net loss per common unit (basic and diluted)	$(235.21)	$(258.82)
Weighted-average common units outstanding (basic and diluted)	62,097	62,238

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Statements of Members’ Deficit

(In thousands, except number of units)

The Real Good Food Company LLC Members

	COMMON UNITS		SERIES A PREFERRED UNITS		SERIES SEED PREFERRED UNITS		ACCUMULATED DEFICIT	TOTAL MEMBERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance, January 1, 2019	62,097	$870	—	$—	28,428	$715	$(9,482)	$(7,897)
Issuance of Series A Preferred Units	—	—	11,798	7,337	—	—	—	7,337
Net loss	—	—	—	—	—	—	(14,188)	(14,188)

Balance, December 31, 2019	62,097	$870	11,798	$7,337	28,428	$715	$(23,670)	$(14,748)

Net loss	—	—	—	—	—	—	(15,562)	(15,562)
Issuance of Common Units	860	143	—	—	—	—	—	143
Balance, December 31, 2020	62,957	$1,013	11,798	$7,337	28,428	$715	$(39,232)	$(30,167)

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Statements of Cash Flows

(In thousands)

	YEAR ENDED DECEMBER 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(14,188)	$(15,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	516	590
Amortization of loan costs	2,722	1,055
Bad debt expense	8	10
Non-cash interest expense and debt fees	2,258	4,254
Changes in operating assets and liabilities:
Accounts receivable	1,393	(1,016)
Inventories	(3,066)	599
Other assets	399	335
Accounts payable and accrued and lease liabilities	(958)	1,981

Net cash used in operating activities	(10,916)	(7,754)

Cash flows from investing activities:
Purchase of property and equipment	(498)	(149)

Net cash used in investing activities	(498)	(149)

Cash flows from financing activities:
Proceeds from debt	11,998	7,991
Payments on debt	(7,387)	(195)
Capital contributions	7,337	—
Payments on finance lease liabilities	(287)	(253)

Net cash provided by financing activities	11,661	7,543

Net (decrease) increase in cash	$247	$(360)

Beginning cash	$141	$388

Ending cash	$388	$28

Supplemental disclosures of cash flow information:
Cash paid for interest	$241	$201
Non-cash equity compensation	$—	$143
Supplemental disclosures of noncash activities:
Seller-financed equipment	$(209)	$(144)

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The term “RGF, LLC” refers to The Real Good Food Company LLC.

Description of Business

RGF, LLC is a frozen food company that develops, markets, and manufactures foods that are designed to be high in protein, low in sugar, and gluten- and grain-free. RGF, LLC and its co-manufacturers produce breakfast sandwiches, entrées, and other products, which are primarily sold in the U.S. frozen food category, excluding frozen and refrigerated meat. RGF, LLC’s customers include retailers, which primarily sell its products through natural and conventional grocery, drug, club, and mass merchandise stores throughout the United States. Products are also sold through RGF, LLC’s e-commerce channel, which includes direct-to-consumer sales through its website, as well as sales through its retail customers’ online platforms.

RGF, LLC was formed under the laws of the State of California in February 2016.

Basis of Presentation

The accompanying financial statements of RGF, LLC have been prepared by RGF, LLC’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Liquidity and Capital Resources

Historically, RGF, LLC has financed its operations through issuances of equity securities, sales of its products, and borrowings under its credit agreements. RGF, LLC’s principal liquidity requirements are to meet working capital needs, make debt service payments, and fund capital expenditures.

RGF, LLC has experienced net losses in every period since its inception. In the years ended December 31, 2019 and 2020, RGF, LLC incurred net losses of $14.2 million and $15.6 million, respectively. As of December 31, 2020, RGF, LLC had $28.0 thousand in cash, aggregate current debt obligations of $2.9 million, long-term debt obligations of $36.9 million, and a working capital balance of $3.4 million.

The accompanying financial statements as of December 31, 2019 and 2020 have been presented on the basis that we are a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As a result, these financial statements do not include any adjustments that might result from the outcome of going concern uncertainty. In addition, the audit report rendered with respect to the financial statements is unqualified as to audit scope.

As of December 31, 2020, RGF, LLC’s recurring net losses and the amount of its indebtedness raised doubts regarding its ability to continue as a going concern. However, subsequent to December 31, 2020, in addition to pursuing this initial public offering (“IPO”) of the Class A common stock of The Real Good Food Company, Inc. (the “Class A common stock”), RGF, LLC has taken a number of actions designed to enhance its liquidity and alleviate doubt regarding its ability to continue as a going concern, including reducing costs, extending the maturity date of certain existing indebtedness, and acquiring additional borrowing capacity. Specifically, RGF, LLC completed the following actions:

∎	On February 1, 2021, RGF, LLC and PPZ, LLC amended the PPZ Notes to extend the maturity dates of the notes to December 31, 2021.

∎

On March 29, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding a $1.25 million fee, which RGF, LLC paid in June, 2021.

∎

During the three months ended March 31, 2021, RGF, LLC entered into a series of agreements pursuant to which it agreed to operate a manufacturing facility located in City of Industry, California (“City of Industry Facility”) to produce its products, which included leasing the facility, acquiring certain equipment required to operate the facility and inventory located at the facility, and hiring certain employees. The transactions closed in March 2021. Management believes that directly operating the City of Industry Facility will enable RGF, LLC to expand its production capacity, improve quality control, and enhance its gross margin.

∎

On May 7, 2021, RGF, LLC entered into a note purchase agreement (the “2021 Notes Agreement”) with various Fidelity investment funds (collectively, the “Fidelity Investors”), pursuant to which the Fidelity Investors purchased convertible promissory notes of RGF, LLC with an aggregate principal amount of $35.0 million (the “2021 Notes”), of which $34.1 million was used to repay amounts owed pursuant to the PMC Credit Facility. In the event the IPO constitutes a Qualified Public Transaction as defined in the 2021 Notes Agreement and described in Note 8 below, the outstanding amount under the 2021 Notes will automatically convert into shares of Class A common stock. The 2021 Notes bear an interest rate of 1.0% per annum compounded annually on the unpaid principal balance. The principal and any accrued and unpaid interest are due on the first anniversary of the closing date of the 2021 Notes.

For additional information regarding RGF, LLC’s indebtedness, including references to certain defined terms contained herein, refer to Note 8, Debt.

RGF, LLC has also taken a number of other actions, including adopting a continuous improvement cost savings program that focuses on process improvements throughout RGF, LLC’s supply chain and manufacturing operations to mitigate costs; implementing an enterprise resource planning system to streamline operations, and improve inventory management and cost efficiencies; and accelerating capital expenditures to reduce labor costs at the City of Industry Facility, including through the purchase of machinery to automate certain manual labor tasks.

In the event a Qualified Public Transaction or a Qualified Financing, as defined in the 2021 Notes Agreement and described in Note 8 below, does not occur prior to the maturity date of the 2021 Notes, RGF, LLC’s ability to continue as a going concern would be contingent upon its ability to repay the 2021 Notes or extend the maturity date of the notes. While RGF, LLC believes that it is probable that the Fidelity Investors would agree to extend the maturity date of the 2021 Notes if no Qualified Public Transaction or Qualified Financing occurs prior to the maturity date, there can be no assurance this will occur. If the maturity date is not extended, RGF, LLC would be required to repay or refinance the amounts owed pursuant to the 2021 Notes. If RGF, LLC is unable to generate sufficient cash flows from operations to repay the 2021 Notes, it may need to seek to borrow additional funds, dispose of its assets, or reduce or delay capital expenditures. RGF, LLC may not be able to accomplish any of these alternatives on acceptable terms, or at all. The failure to generate sufficient cash flows from operations, or to accomplish any of these alternatives, could have a material adverse impact on the Company.

If RGF, LLC is successful in consummating the IPO, the net proceeds from the offering will generate additional liquidity to fund its working capital requirements and pursue its business plan. Assuming the IPO constitutes a Qualified Public Transaction, the 2021 Notes will convert into Class A common stock upon consummation of the offering. However, there can be no assurance that RGF, LLC will be successful in consummating the IPO or that the IPO, if consummated, would constitute a Qualified Public Transaction. Further, even if RGF, LLC is successful, it may be required to seek additional equity or debt financing in order to meet its future liquidity requirements and pursue its strategic objectives. If RGF, LLC is unable to raise additional capital when desired, or on terms that are acceptable to RGF, LLC, its business, operating results, and financial condition could be adversely affected.

In light of the foregoing, and based on RGF, LLC’s current level of operations and business plans, management believes that RGF, LLC’s cash and cash equivalents balance, cash flows from operating activities, available borrowings under its credit agreements, and anticipated net proceeds from the IPO will be sufficient to meet its liquidity requirements for at least the next 12 months.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the global novel coronavirus (“COVID-19”) outbreak a pandemic. The COVID-19 pandemic has resulted in challenging operating environments and affected regions where RGF, LLC operates its business and in which RGF, LLC’s products are made, manufactured, distributed, and sold. The ongoing impacts of the COVID-19 pandemic may continue to affect the ability of RGF, LLC and its co-manufacturers, suppliers, and customers to operate in certain regions, delay the development or launch of new products, disrupt the supply chain and manufacture or shipment RGF, LLC’s ingredients, raw materials, or products, or have other adverse effects on RGF, LLC’s business, financial condition, results of operations, and prospects. In addition, the impacts of the COVID-19 pandemic have caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on RGF, LLC’s business and operations and its ability to raise additional funds to support its operations.

In connection with the ongoing impacts of the COVID-19 pandemic, many of RGF, LLC’s retail customers canceled or postponed shelf-resets, which significantly impacted RGF, LLC’s net sales in the year ended December 31, 2020. Further, one of RGF, LLC’s key co-manufacturers experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in RGF, LLC’s inability to meet demand for certain of its products in the year ended December 31, 2020 and negatively impacted RGF, LLC’s financial condition and results of operations. Although RGF, LLC has taken actions to mitigate the impacts of the COVID-19 pandemic on its business, it cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on its business, financial condition, and operations, including its ability to successfully implement its growth strategy and to obtain additional financing to achieve its strategic objectives. The impacts of the COVID-19 pandemic on RGF, LLC’s financial performance will depend on future developments, including the duration and spread of the pandemic; its impact on RGF, LLC’s business, including its manufacturing capacity, and other third parties with whom it does business; progress of vaccination efforts; and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, RGF, LLC’s business may be materially adversely affected.

Use of Estimates

The preparation of RGF, LLC’s financial statements in conformity with GAAP requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the allowance for credit losses, the write down of obsolete or excess inventory, and revenue recognition, including variable consideration for estimated reserves for discounts, incentives, and other allowances. Management bases its estimates on historical experience and on assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to RGF, LLC’s balance sheet and statements of operations.

Management considered the impact of COVID-19 on the assumptions and estimates used to prepare RGF, LLC’s financial statements and determined that there were no material adverse impacts on the financial statements for the years ended December 31, 2019 and 2020. As events continue to evolve and additional information becomes available, management’s assumptions and estimates may change materially in future periods.

Segment Reporting and Geographical Information

For the years ended December 31, 2019 and 2020, RGF, LLC was managed as a single operating segment. The Chief Executive Officer, who is the Chief Operating Decision Maker, reviews financial information on an aggregate basis for purposes of allocating resources and assessing financial performance, as well as for making strategic operational decisions and managing the organization. All of RGF, LLC’s assets are maintained in the United States.

Cash and Cash Equivalents

RGF, LLC considers all highly liquid investments with a maturity period of three months or less, when acquired, to be cash equivalents. There were no cash equivalents as of December 31, 2019 and 2020.

Significant Risks and Uncertainties

RGF, LLC is subject to those risks common to brands within the frozen food category within the health and wellness industry. Various factors could negatively impact its business, including RGF, LLC’s need to increase its net sales from existing customers and acquire new customers in order to execute its growth strategy; ability to introduce or market new or successfully improve existing products; ability to compete successfully within its highly competitive market; dependence on key personnel, suppliers, and co-manufacturers; customer concentration risk, or the loss of a single significant customer; compliance with government regulations; and indebtedness, including the financial restrictions and operating covenants included in the agreements governing such indebtedness, as well as a possibility of being unable to obtain additional financing at terms satisfactory to RGF, LLC when needed.

Further, changes in any of the following areas could have a significant negative effect on RGF, LLC, its financial position, results of operations, and cash flows: rates of revenue growth; its ability to manage inventory or pricing; engagement and usage of its products; effectiveness of its investment of resources to pursue strategies; competition in its market; the stability of food prices; impact of interest rate changes on demand and its costs; and addition or loss of significant customers.

Concentration of Credit Risk

Financial instruments which potentially subject RGF, LLC to concentrations of credit risk consist of cash, accounts receivable, and accounts payable. RGF, LLC maintains its cash balances in highly rated financial institutions. From time to time RGF, LLC’s cash balances exceed the Federal Deposit Insurance Corporation limit. RGF, LLC has not experienced any loss relating to cash in these accounts and management believes RGF, LLC is not exposed to significant risks on such accounts.

In addition, RGF, LLC’s net sales and receivables are concentrated among a small number of customers. As of December 31, 2019, RGF, LLC’s three largest customers accounted for 48% of its total accounts receivable balance, or 23%, 15%, and 10%, respectively. As of December 31, 2020, RGF, LLC’s three largest customers accounted for a total of 46% of its accounts receivable balance, or 16%, 19%, and 11%, respectively. Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), RGF, LLC’s customers are considered to be retailers who sell RGF, LLC’s products to end consumers. RGF, LLC does not identify a significant risk in the recoverability of the trade account receivables considering its customers are major retailers within United States. See Note 4, Significant Customers, for further discussion of RGF, LLC’s significant customers.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for estimated variable consideration and amounts payable to customers for slotting, which are fees assessed by customers for the cost of accepting new products into their store. Estimated product returns are immaterial. Management assesses the collectability of outstanding customer invoices, and if it deems necessary, maintains an allowance for credit losses resulting from the non-collection of customer receivables. In estimating this reserve, management considers factors such as historical collection experience, customer creditworthiness, specific customer risk, trends specific to the customer, and current and expected general economic conditions that may affect a customer’s ability to pay. Customer balances are written off after all collection efforts are exhausted. RGF, LLC has recorded a reserve for credit losses of $0.0 and $29 thousand as of December 31, 2019 and 2020, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. RGF, LLC records sales and other reductions in inventory through cost of sales using the first-in, first-out method. The cost of finished goods inventories include ingredients, direct labor, freight-in for ingredients, and indirect production and overhead costs.

RGF, LLC monitors its inventory to identify excess or obsolete items on hand. RGF, LLC writes down its inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of inventories and estimated net realizable value. These estimates are based on management’s judgment about future demand and market conditions. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of. Inventory written down was $0.5 million and $1.2 million as of December 31, 2019 and 2020, respectively.

Property and Equipment

Property and equipment are stated at acquisition cost, net of accumulated depreciation. Property and equipment are capitalized and depreciated. Depreciation is calculated using the straight-line method typically over the following range of estimated useful lives of the assets as follows:

ESTIMATED USEFUL LIVES
Computers	3 years
Office equipment	3 years
Machinery equipment	5 years

Leasehold improvements are capitalized and amortized over the shorter of the useful life of the asset or the remaining term of the lease.

RGF, LLC reviews the recoverability of property and equipment when circumstances indicate that the carrying value may not be recoverable. Indicators of impairment could include, among other factors, significant changes in the business environment, the planned closure of a facility, or deteriorations in operating cash flows. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Leases

RGF, LLC’s leases consist of the following types of assets: corporate office space, warehouse, and equipment.

RGF, LLC determines whether a contract is or contains a lease at the time of the contract’s inception based on the presence of identified assets and RGF, LLC’s right to obtain substantially all the economic benefit from or to direct the use of such assets. When RGF, LLC determines a lease exists, it records a right-of-use (“ROU”) asset and corresponding lease liability on its balance sheet. ROU assets represent RGF, LLC’s right to use an underlying asset for the lease term. Lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liabilities. Lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of RGF, LLC’s leases, RGF, LLC uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. RGF, LLC’s lease terms include options to extend the lease when it is reasonably certain that RGF, LLC will exercise that option.

RGF, LLC does not record lease contracts with a term of 12 months or less on its balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease term.

RGF, LLC recognizes fixed-lease expense for operating leases on a straight-line basis over the lease term. For finance leases, RGF, LLC recognizes amortization expense over the shorter of (i) the estimated useful life of the underlying assets, or (ii) the lease term. In instances of title transfer, expense is recognized over the useful life. Interest expense on a finance lease is recognized using the effective interest method over the lease term.

RGF, LLC has lease agreements with non-lease components, such as maintenance- and utility-related charges. RGF, LLC accounts for each lease and any non-lease components associated with that lease as a single-lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Certain leasing arrangements require variable payments that are dependent on usage or output or may vary for other reasons, such as insurance and tax payments. Variable lease payments that do not depend on an index or rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expense in the period in which the payment occurs.

RGF, LLC’s lease agreements do not include significant restrictions or covenants, and residual value guarantees are generally not included within its leases.

Fair Value of Financial Instruments

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements of assets and liabilities are categorized based on the following hierarchy:

∎	Level 1—Quoted prices for identical instruments in active markets.

∎

Level 2—Quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

∎	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of RGF, LLC’s short-term financial instruments, such as cash, accounts receivable, notes payable, and accounts payable, approximate fair value due to the immediate or short-term maturity of these instruments. The interest rate on RGF, LLC’s secured credit facility and certain other debt has a variable component, which is reflective of the market. Further, RGF, LLC has amended one of its debt agreements to reflect the same interest rate during the years ended December 31, 2019 and 2020 and believes that the fair value of debt approximates its carrying value. Cash is categorized as Level 1 fair value measurements. At fair value, receivables and payables, including debt, is categorized as Level 2 fair value measurements.

Profits Interest Units

On April 1, 2017, the board of managers of RGF, LLC granted profits interest units to CPG Solutions, LLC (“CPG”) in exchange for sales and marketing services. CPG is entitled to share in RGF, LLC’s net profits and to receive a settlement payment at the time of a liquidity event, including a sale transaction. A sale is defined as a sale or transfer of substantially all of the assets or membership interests in RGF, LLC. Upon the sale of RGF, LLC, CPG will receive 10.0% of the profit on the sale based on the value of RGF, LLC at the end of the term (“Capped Value”). The Capped Value will be determined by multiplying the net sale price in connection with the RGF, LLC sale (purchase price less debt and capital contributions) by a fraction of which the numerator shall be the net revenue for the 12 months prior to the end of the termination of the services to RGF, LLC, and the denominator of which shall be net revenue for the 12 months prior to the determination of the purchase price.

While the profits interest units issued to CPG have features that are similar to both equity and liabilities, they have been determined to be primarily liability-like due to the following considerations: (i) value can be realized in connection with the profits interest units, either through distributions in the normal course of business or upon a liquidity event, to the extent that there are deemed profits as a result of the transaction; (ii) ordinary distributions are payable only while the grantee is providing service; (iii) distributions associated with a liquidity event are capped by a formula which is linked to the grantee’s period of service; (iv) the profits interest units are not transferrable; and (v) the profits interest units do not convey voting rights. Based upon these factors, RGF, LLC concluded that the CPG profits interest units should be accounted for in accordance with ASC Topic 710, Compensation, General (“ASC 710”), similar to a performance bonus, and has classified such profits interest units as liabilities. As of December 31, 2020, no compensation expense has been recognized with respect to these profits interest units.

On October 9, 2020, the board of managers of RGF, LLC approved a profits interest unit award to its Chief Executive Officer (“CEO”) constituting a profit distribution percentage equal to 3%, subject to dilution down to 2.0%, fully vesting after six months of employment. Additionally, after six months of employment, the CEO has the right to receive an additional profits interest unit award in an amount equal to 5.0%, vesting in 24 equal monthly installments beginning with the 13th month following the vesting commencement date.

While the profits interest units issued to the CEO have features that are similar to both equity and liabilities, they have been determined to be primarily liability-like due to the following considerations: (i) the profits interests entitle the CEO to a payout upon a sale of RGF, LLC based on continued service through the date of an initial public offering and based upon the excess of distributable profits of RGF, LLC above a contractually agreed baseline; (ii) the profits interest units will be forfeited upon voluntary or involuntary termination of services; (iii) the profits interest units are not transferrable; and (iv) the profits interest units do not convey voting rights. Based upon these factors, RGF, LLC concluded that the CEO profits interest units should be classified as liability awards and accounted for as a performance bonus in accordance with ASC 710. Because payment with respect to the CEO profits interest units was not deemed probable or estimable as of December 31, 2020, no compensation expense was recognized for the period ended December 31, 2020.

Common Units Issued to Divario

In February 2018, RGF, LLC entered into a product placement agreement (“PPA”) with Divario Ventures, LLC (“Divario”), a subsidiary of Albertsons Companies, Inc. (“Albertsons Companies”), pursuant to which RGF, LLC agreed to issue Divario common units (the “Divario Initial Equity”) in exchange for achievement and maintenance of specified distribution thresholds in retail locations operated by Albertsons Companies through October 31, 2020. Additionally, Divario may be entitled to additional common units (the “Divario Incentive Equity”) as incentive awards upon achievement of specified annual sales targets with Albertsons Companies through October 31, 2021. RGF, LLC paid $35 thousand to Divario in connection with the execution of the PPA in February 2018. The PPA authorized the issuance of up to 5,240 common units of RGF, LLC in connection with the Divario Initial Equity. Additionally, the PPA authorized issuance of a variable number of common units in connection with the Divario Incentive Equity.

As both the Divario Initial Equity and Divario Incentive Equity represent consideration due to a customer under ASC 606, the grant date fair value of the awards, measured in accordance with ASC Topic 718, Stock Compensation, is recognized in earnings as contra-revenue over the term of the slotting arrangements based upon the relative volume of gross sales to Albertsons Companies during each fiscal period for the duration of the agreement.

A total of 5,240 common units were issued and outstanding as of December 31, 2019 and 2020 in connection with the Divario Initial Equity. RGF, LLC estimates that 1,000 common units may be issuable in connection with the Divario Incentive Equity, of which 860 units and zero units were earned as of December 31, 2019 and 2020, respectively. RGF, LLC recognized contra-revenue of $369 and $384 thousand related to the Divario equity awards during the years ended December 31, 2019 and 2020, respectively. Total unrecognized consideration to Divario in connection with these awards was $42 thousand as of December 31, 2020.

The unamortized portion of the Divario Initial Equity and up-front cash payment made in connection with this program has been recorded within prepaid slotting fees, amounting to $332 thousand and $0.0 and as of December 31, 2019 and 2020, respectively. The estimated unearned amount of Divario Incentive Equity attributable to sales to Albertsons Companies during the term of the arrangement has been treated as constrained contract consideration under ASC 606 and recorded within other current liabilities, amounting to $73 thousand and $0.0 as of December 31, 2019 and 2020, respectively.

Additionally, in connection with this arrangement, Divario agreed to reimburse RGF, LLC for a portion of cash slotting fees that were paid to Albertsons Companies during the program term. These reimbursements represent a reduction to the consideration due to Albertsons Companies in connection with RGF, LLC’s contract and have been amortized as adjustment to the contract price over the term of the arrangement. The portion of reimbursements received to date that are attributable to future sales has been recorded within customer deposit liabilities, amounting to $320 thousand and $0.0 and as of December 31, 2019 and 2020, respectively. Reimbursements received from Divario totaled $241 thousand and $0.0 for the years ended December 31, 2019 and 2020, respectively. No further reimbursements are expected from Divario under this program as of December 31, 2020.

Revenue Recognition

RGF, LLC’s revenue is principally derived from selling goods to retailers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised goods have been transferred to the customer. Control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms. For each contract, RGF, LLC considers the transfer of products, each of which is distinct, to be the identified performance obligation. Although some payment terms may be more extended, presently the majority of RGF, LLC’s payment terms range from payment due immediately upon invoice to up to 60 days.

Variable consideration is included in revenue for trade promotions, off-invoice discounts, shrinkages and shortages, and other discounts and sales incentives. RGF, LLC uses a reserve to constrain revenue for the expected variable consideration at each period. See Note 3, Revenue Recognition, for additional information. Any taxes collected on behalf of government authorities are excluded from net sales.

Shipping and Handling Costs

RGF, LLC’s shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. Cost of sales reflects cost incurred for inbound freight on ingredients to be used in production. Internal freight costs included in selling and distribution expenses consist primarily of those costs associated with moving products from production facilities through RGF, LLC’s distribution network. Total internal freight costs recorded within selling and distribution expenses were $2.7 million and $1.7 million during the years ended December 31, 2019 and 2020, respectively.

Shipping and handling costs associated with outbound freight are included within selling and distribution expenses and are accounted for as a fulfillment cost as incurred. Total of these costs recorded within selling and distribution expenses were $3.8 million and $4.3 million during the years ended December 31, 2019 and 2020, respectively.

Marketing Expenses

Marketing costs are expensed as incurred. RGF, LLC incurred $4.1 million and $2.4 million for the years ended December 31, 2019 and 2020, respectively. Advertising and marketing costs are recorded in general and administrative expense in RGF, LLC’s statement of operations.

Income Taxes

RGF, LLC is a pass-through entity for federal income tax purposes, and such taxes are the responsibility of the partners. As such, RGF, LLC does not record federal income taxes, and there are no deferred taxes related to state and local level income taxes.

When applicable, RGF, LLC recognizes the income tax benefit from an uncertain tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. RGF, LLC recognizes accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognized as a component of income taxes.

RGF, LLC has recorded in the statement of operations income tax expense of $0 and $22 thousand for the years ended December 31, 2019 and 2020, respectively, related to certain minimum state taxes as income taxes.

Loss per Unit

Loss per unit is computed by dividing RGF, LLC’s net loss, after deducting any dividends on preferred units or accumulated on cumulative preferred units, by the weighted-average number of common units outstanding during the period, adjusted for the dilutive effect of any outstanding dilutive securities. As the Series Seed preferred units are participating, RGF, LLC utilizes the two-class method in computing loss per unit. The preferred unit holders participate in income but are not obligated to participate in losses. The two-class method did not impact the loss per unit calculation for the periods presented due to the net losses incurred in the years ended December 31, 2019 and 2020.

NOTE 2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

ASU No. 2016-02—In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard requires that entities apply the effects of these changes using a modified retrospective approach, which includes a number of optional practical expedients. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which provides an additional transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to apply ASU No. 2016-02 on the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. RGF, LLC adopted these ASUs under the modified retrospective transition method prescribed by ASU No. 2018-11 as of January 1, 2019. RGF, LLC elected to implement the optional practical expedients permitted by the transition guidance. The adoption of these ASUs did not have a material impact on RGF, LLC’s statements of operations or cash flows. See Note 6, Leases.

ASU No. 2016-13—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected using an allowance for expected credit losses, to be estimated by management based on historical experience, current conditions and reasonable and supportable forecasts. The movement from an incurred loss model, required under previous GAAP, to an expected loss model will result in earlier recording of expected credit losses than the incurred loss model. RGF, LLC adopted this guidance as of January 1, 2020, using the modified retrospective approach. The movement from an incurred loss model to an expected credit loss model will primarily result in earlier recording of expected credit losses for RGF, LLC’s accounts receivable. However, due to the relatively short-term nature of RGF, LLC’s accounts receivable and history of limited bad debt expense, the impact of this guidance to its financial statements as of the January 1, 2020 adoption date was immaterial.

ASU No. 2018-13—The FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) in August 2018 to modify disclosure requirements related to fair value measurement. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. RGF, LLC early adopted ASU 2018-13 on January 1, 2020, with no impact to its financial statements.

NOTE 3. REVENUE RECOGNITION

Disaggregation of Net Sales

The following table presents a disaggregation of RGF, LLC’s net sales by revenue source. RGF, LLC believes that these revenue streams most appropriately depict the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with its customers.

	YEAR ENDED DECEMBER 31,
(In thousands)	2019	2020
Entrees	$12,059	$19,562
Breakfast Sandwiches	2,491	4,453
Other Frozen	24,193	14,969

Total net sales	$38,743	$38,984

Revenue Recognition, Sales Incentives, and Accounts Receivable

Revenue is recognized upon transfer of title and risk of inventory loss to the customer. The customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. Revenue is recognized in an amount that reflects the consideration that RGF, LLC expects to ultimately receive in exchange for those promised goods, net of expected discounts for sales promotions and customary allowances. RGF, LLC offers sales promotions through various regional and national programs to its customers. These programs include in-store discounts as well as product coupons offered direct to consumers which may be redeemed at the point of sale. Customary allowances for early invoice payment and shrinkage are also applied by customers. The costs associated with these programs are accounted for as variable consideration as defined under ASC 606 and are reductions to the transaction price of the products. Depending on the specific type of sales incentive and other promotional program, the expected value method is used to determine the variable consideration. RGF, LLC reviews and updates its estimates and related accruals of variable consideration each period based on the terms of the agreements, historical experience, and expected levels of performance of the trade promotion or other programs. Any uncertainties in the ultimate resolution of variable consideration due to factors outside RGF, LLC’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration. RGF, LLC also offers compensation to customers for access to shelf space in stores; associated payments are recognized as reductions to the transaction price received from the customer on sale of associated products.

Payment terms and conditions are generally consistent for customers, including credit terms to customers ranging from 30 to 60 days, and RGF, LLC’s contracts do not include any significant financing component. RGF, LLC performs credit evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions. Accordingly, RGF, LLC has recorded immaterial losses within accounts receivable during the years ended December 31, 2019 and 2020.

RGF, LLC applies the practical expedient that allows it to exclude disclosure of performance obligations that are part of a contract that has an expected duration of one year or less. All contracts are short term in nature, and there are no unsatisfied performance obligations requiring disclosure.

Contract Assets and Liabilities

Contract assets are rights to consideration in exchange for goods or services that RGF, LLC has transferred to a customer when that right is conditional on something other than the passage of time. Contract liabilities are obligations to transfer goods or services to a customer for which RGF, LLC has received consideration, or for which an amount of consideration is due from the customer. RGF, LLC continually evaluates whether its contractual arrangements with customers result in the recognition of contract assets or liabilities. No contract assets or liabilities existed as of December 31, 2019 or December 31, 2020.

NOTE 4. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2019 and December 31, 2020 RGF, LLC had three customers, respectively, which each individually comprised greater than 10% of net sales. These customers represented 66% and 57% of RGF, LLC’s net sales during the years ended December 31, 2019 and 2020, respectively. RGF, LLC’s largest customer accounted for approximately 37% and 28% of net sales during the years ended December 31, 2019 and 2020, respectively. RGF, LLC’s second largest customer accounted for approximately 19% and 17% of net sales for the years ended December 31, 2019 and 2020, respectively. RGF, LLC’s third largest customer generated approximately 0% and 12% of net sales for the years ended December 31, 2019 and 2020, respectively. RGF, LLC’s fourth largest customer accounted for approximately 10% and 8% of net sales for the years ended December 31, 2019, and 2020, respectively. No other customer accounted for more than 10% of net sales during the periods presented.

NOTE 5. INVENTORIES

Inventories as of December 31, 2019 and 2020 consisted of the following:

	AS OF DECEMBER 31,
(In thousands)	2019	2020
Ingredients and supplies	$1,543	$2,428
Finished goods	7,429	5,946

Total inventories	$8,972	$8,374

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 and 2020 consisted of the following:

	AS OF DECEMBER 31,
(In thousands)	2019	2020
Computer equipment	$11	$11
Machinery and equipment	2,851	3,155
Leasehold improvements	14	14

Total property and equipment	2,876	3,180

Less: accumulated depreciation	(846)	(1,435)

Property and equipment, net	$2,030	$1,745

Depreciation expense was $516 thousand and $589 thousand for the years ended December 31, 2019 and 2020, respectively.

NOTE 7. LEASES

On January 1, 2019, RGF, LLC adopted ASC 842, which amends the guidance for the accounting and reporting for leases. The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. RGF, LLC has operating and finance leases for equipment and warehouse space. RGF, LLC’s lease agreements do not contain any material residual value guarantees, variable lease costs, bargain purchase options, or restrictive covenants. Leases with an initial term of 12 months or less are generally not recorded on the balance sheet, and the related expense for these leases is recognized on a straight-line basis over the lease term. RGF, LLC’s lease terms include options to extend the lease when it is reasonably certain that RGF, LLC will exercise that option.

ROU assets represent RGF, LLC’s right to use an underlying asset for the lease term, and lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease contract. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of fixed lease payments over the expected lease term. The interest rate implicit in lease contracts was not readily determinable. As such, RGF, LLC used an incremental borrowing rate based on the information available at commencement date. In the development of the discount rate, RGF, LLC considered its internal borrowing rate, treasury security rates, collateral, and credit risk specific to it, and its lease portfolio characteristics. As of December 31, 2019 and 2020, the weighted-average discount rate of RGF, LLC’s operating and finance leases was 12%.

The components of lease expense were as follows:

		YEAR ENDED DECEMBER 31,
(In thousands)		2019	2020
	Statement of Operations Location
Operating lease costs	Cost of sales	$47	$47
Finance lease costs
Amortization of right-of-use assets	Cost of sales	136	157
Interest on lease liabilities	Interest expense	43	19
Short-term lease costs	Cost of sales	229	825

Total lease costs		$455	$1,048

Supplemental balance sheet information related to leases is as follows:

		AS OF DECEMBER 31,
(In thousands)		2019	2020
Assets	Balance Sheet Location
Operating lease right-of-use assets	Operating lease right-of-use assets	$132	$100
Finance lease right-of-use assets	Property and equipment, net	587	592

Total lease assets		$719	$692

Liabilities
Current:
Operating lease liabilities	Operating lease liabilities	$32	$36
Finance lease liabilities	Finance lease liabilities	242	99
Noncurrent:
Operating lease liabilities	Long term operating lease liabilities	103	66
Finance lease liabilities	Long term finance lease liabilities	38	72

Total lease liabilities		$415	$273

Supplemental cash flow information related to leases is as follows:

	YEAR ENDED DECEMBER 31,
(In thousands)	2019	2020
Supplemental Cash Flow Information:
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$45	$46
Operating cash flows from finance leases	43	19
Financing cash flows from finance leases	287	253
Supplemental noncash information on lease liabilities arising from obtaining right-of-use assets	209	144

The maturities of RGF, LLC’s operating and finance lease liabilities as of December 31, 2020 were as follows:

(In thousands)	OPERATING LEASES	FINANCE LEASES
2021	$46	$113
2022	48	64
2023	24	13
2024 and thereafter	—	—

Total future lease payments	118	190
Less: Interest	(16)	(19)

Present value of lease obligations	$102	$171

As of December 31, 2019 and 2020, the weighted-average remaining term of RGF, LLC’s operating and finance leases was 1.6 years and 2.5 years, respectively.

NOTE 8. DEBT

Long-term debt consisted of the following as of December 31, 2019 and 2020:

			AS OF DECEMBER 31,
(In thousands)	MATURITY DATE	INTEREST RATE	2019	2020
PMC Revolver	January 2023	Prime rate plus 8.5%	$23,236	$36,871
PMC CapEx line	March 2025	Prime rate plus 8.5%	1,714	1,519
Related-party loan arrangement—PPZ Loan	December 2021	8.0% to 9.0%	1,078	1,180
PPP Loan	May 2022	1.0%	—	309

			26,028	39,879
Less: Current maturities of long-term debt			1,273	2,943

Long-term debt			$24,755	$36,936

PMC Credit Facility

On June 30, 2016, RGF, LLC entered into a loan and security agreement (the “PMC Credit Facility”) with PMC Financial Services Group, LLC (“PMC”). As of December 31, 2020, the PMC Credit Facility, as amended, provided RGF, LLC with a $36.5 million line of credit repayable on June 30, 2021 (the “PMC Revolver”), and permitted RGF, LLC to make repayments without penalty. As amended, the PMC Credit Facility also provides for a $2.0 million capital expenditure line of credit, which matures on March 31, 2025 (the “PMC CapEx Line”). The PMC Revolver

and the PMC CapEx Line outstanding balances shall bear interest at an annual rate equal to the greater of the prime rate announced by Wells Fargo Bank, N.A. or 3.5%, plus 8.5% per annum. The PMC Credit Facility contains no financial covenants and is collateralized by RGF, LLC’s accounts receivable, inventory, equipment, deposit accounts, and general intangibles.

As of December 31, 2019 and 2020, there was $23.2 million and $36.9 million outstanding on the PMC Revolver, respectively, which included the unpaid loan balance and fees. The balance outstanding as of December 31, 2020 is inclusive of a $1.25 million “success fee” payable upon the earlier (i) June 30, 2021, (ii) payment in full of the PMC Revolver balance, or (iii) sale of the Company. The success fee does not count toward available capacity on the PMC Credit Facility.

Effective as of March 29, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding the $1.25 million success fee, which remained payable on June 30, 2021. In addition, effective as of June 30, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to reduce the revolving limit of the PMC Revolver from $36.5 million to 15.0 million. Refer to Note 13, Subsequent Events, for additional information.

Since the inception of the PMC Credit Facility, loan costs, anniversary fees, and success fees that RGF, LLC incurred associated with the PMC Revolver have been paid in kind. These fees were aggregated into RGF, LLC’s debt balance and increased RGF, LLC’s outstanding PMC Revolver balance, and were recorded in a deferred loan cost asset account classified in non-current assets. The presentation in the table above represents debt, including unpaid loan costs, anniversary, and success fees. The total amount of these fees included in debt for the years ended December 31, 2019 and 2020 is $4.8 million and $6.9 million, respectively. The fees assessed in connection with the PMC Revolver are capitalized and amortized over the life of the PMC Credit Facility on a straight-line basis. If the PMC Revolver is retired before its maturity date, any remaining costs would be expensed in the same period. For loan fees and success fees, the deferred loan cost asset amounts for the years ended December 31, 2019 and 2020 were $0.9 million and $1.6 million, respectively, and reported in other non-current assets. The amortization of loan costs was $2.7 million and $1.1 million for the years ended December 31, 2019 and 2020, respectively and is recorded as a part of interest expense.

As noted above, the PMC Credit Facility also provides for $2.0 million in borrowing capacity under the PMC CapEx Line. As of December 31, 2019, and 2020, the outstanding balances on the PMC CapEx Line were $1.7 million and $1.5 million, respectively. As of December 31, 2020, monthly payments of $38 thousand are due on the PMC CapEx Line until its March 31, 2025 maturity.

PPZ Loan

RGF, LLC has entered into a series of loan arrangements with PPZ, LLC, a member of RGF, LLC (collectively the “PPZ Loan”). The PPZ Loan was initially entered into on February 21, 2017, pursuant to which RGF, LLC issued to PPZ, LLC a promissory note in the principal amount of $40.0 thousand. Subsequently, RGF, LLC increased borrowings on the PPZ Loan on June 1, 2017 and October 25, 2018 by $400.0 thousand and $500.0 thousand, respectively. The $40.0 thousand borrowing on the PPZ Loan bears interest at a rate of 8.0% per annum, and the $400.0 thousand and $500.0 thousand borrowings on the PPZ Loan each bear interest at a rate of 9.0% per annum. The PPZ Loan is collateralized by RGF, LLC’s assets, including its deposit accounts, inventory, accounts receivable, property, plant, and equipment. RGF, LLC was in compliance with the covenants as of December 31, 2020. As of December 31, 2019 and 2020, the outstanding balance on the PPZ Loan was $1.1 million and $1.2 million, respectively. The PPZ Loan balance has been included in current liabilities as of December 31, 2019 and 2020 as all borrowings were due within one year based on the respective agreements in effect as of the balance sheet date. The PPZ Loan matures on December 31, 2021.

PPP Loan

On May 9, 2020, RGF, LLC received loan proceeds in the amount of $309 thousand under the Paycheck Protection Program (“PPP”) from Carter Federal Credit Union (the “PPP Loan”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts of up to 2.5 times the average monthly payroll expenses of the qualifying business. Under the terms of the PPP Loan, the entire amount of principal and accrued interest may be forgiven to the extent the borrower uses the proceeds for qualifying expenses as determined by the U.S. Small Business Administration (“SBA”) under the PPP, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2020, the outstanding balance on the PPP Loan was $309 thousand. The unforgiven portion of the PPP Loan, if any, is payable over two years at an interest rate of 1.0% per annum, with a payment deferral for the first six months, and fully repayable on May 9, 2022. RGF, LLC believes that it used the proceeds for purposes consistent with the PPP. There can be no assurance, however, that the PPP Loan will be forgiven in whole or in part. In March 2021 RGF, LLC applied for forgiveness of the full $309 thousand principal amount and $3.6 thousand of accrued interest payable. As of July 30, 2021, this forgiveness application remains under view by the SBA and lender.

Interest Expense

Interest expense was $5.4 million and $5.7 million for the years ended December 31, 2019 and 2020, including amortization expense related to deferred loan and success fees in the amounts of $2.7 million and $1.1 million, respectively.

The effective weighted-average interest rate represents the aggregate rate of interest incurred (including loan costs included in interest expense) on outstanding debt and is substantially greater than the stated interest rate due to the fees discussed above. The effective weighted-average interest rate as of December 31, 2019 and 2020 was as follows:

	WEIGHTED AVERAGE INTEREST RATE
	2019	2020
PMC Revolver	25.0%	17.0%
PMC CapEx Line	16.0%	22.0%
PPZ Loan Arrangement	9.0%	9.0%
PPP Loan	N/A	1.0%

Debt Maturities

Contractual future payments for all borrowings as of December 31, 2020 are as follows:

For the Year Ending December 31: (In thousands)
2021	$2,943
2022	415
2023 and thereafter	36,521

Total payment outstanding	$39,879

NOTE 9. EQUITY

Membership interests in RGF, LLC consist of common units, Series A preferred units, and Series Seed preferred units. All units have equal voting rights.

Common Units

Common units outstanding as of December 31, 2019 and 2020 were 62,097 and 62,957, respectively. As a limited liability company, the liability of each member and manager of RGF, LLC to third parties for obligations of RGF, LLC are limited.

Series A Preferred Units

In March 2019, RGF, LLC issued 11,798 units of Series A preferred units at a price of $626.12 per unit. Such units are not convertible and are redeemable only upon contingent events. The Series A preferred units are participating securities in periods of income, as the Series A preferred unit holders participate in undistributed earnings on a pro rata basis in accordance with the percentage of total membership units held. The Series A preferred unit holders do not share in losses.

The Series A preferred units provide for a cumulative annual return at a rate of 7.0%, and they receive liquidation preference over holders of common units and Series Seed preferred units after the Series Seed preferred unit holder receives payout of its capital contribution. As of December 31, 2019 and 2020, undeclared cumulative unpaid preferred returns were approximately $418 thousand and $964 thousand, respectively. Cumulative unpaid preferred returns increase the liquidation preference attributable to Series A preferred units.

Series Seed Preferred Units

The Series Seed preferred units are participating securities in periods of income, as the Series Seed preferred unit holders participate in undistributed earnings on a pro rata basis in accordance with the percentage of total membership units held. The Series Seed preferred unit holders do not share in losses. In the event of a deemed liquidation event, the Series Seed preferred unit holder receives payout of its capital contribution before other members.

NOTE 10. LOSS PER UNIT

The following table sets forth the computation of loss per unit:

	YEAR ENDED DECEMBER 31,
(In thousands, except unit and per unit data)	2019	2020
Numerator:
Net loss	$(14,188)	$(15,562)
Less: Series A cumulative preferred dividends	418	546

Net loss available to common members	$(14,606)	$(16,108)

Denominator:
Weighted-average common units outstanding (basic and diluted)	62,097	62,238

Net loss per common unit (basic and diluted)	$(235.21)	$(258.82)

NOTE 11. RELATED-PARTY TRANSACTIONS

RGF, LLC entered into multiple related-party loan arrangements in 2017 and 2018 with a member of RGF, LLC who holds the Series Seed membership units and is a holder of more than 5% of RGF, LLC’s membership interests. The outstanding balance of the debt from related parties was $1.1 million and $1.2 million as of December 31, 2019 and 2020, respectively, and the interest expense was $100 thousand and $90 thousand for the years ended December 31, 2019 and 2020, respectively. See Note 8, Debt, for discussion of RGF, LLC’s debt.

RGF, LLC also obtained marketing services from one of RGF, LLC’s members that holds 28,428 common units during May 2020 totaling $22 thousand for the year ended December 31, 2020.

Additionally, four members of RGF, LLC’s Board of Directors each hold more than 10% ownership of the common units, Series A preferred units, and Series Seed preferred units of the Company.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

RGF, LLC has entered into various contracts, in the normal course of business, obligating it to purchase minimum quantities of ingredients used in its production and distribution processes, including cheese, chicken, and other ingredients that are inputs into its finished products. RGF, LLC entered into these contracts from time to time to ensure a sufficient supply of raw ingredients. None of these commitments are for durations greater than a year.

Legal Matters

RGF, LLC is party in the ordinary course of business to certain claims, litigation, audits, and investigations. RGF, LLC records an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. RGF, LLC believes that it has adequate accruals for liabilities with any such currently pending or threatened matter, none of which are significant. In RGF, LLC’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on RGF, LLC’s financial position, results of operations, or cash flows.

NOTE 13. SUBSEQUENT EVENTS

RGF, LLC has evaluated subsequent events through October 12, 2021, the date these financial statements are available to be issued. RGF, LLC believes there were no material events or transactions discovered during this evaluation that requires recognition or disclosure in the financial statements other than the items discussed below.

Acquisition of Co-Manufacturing Operation

During the year ended December 31, 2020, the original sublessor of the City of Industry Facility, one of RGF, LLC’s largest co-manufacturers during such period, experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in a default under the facility lease, as well as a default pursuant to a credit agreement with PMC, under which the co-manufacturer had secured its borrowings with its assets, including equipment and inventory. In January 2021, RGF, LLC entered into a transfer agreement to sublease the premise and take possession of such equipment and inventory in the premise for $12.5 million. Of this amount, $10.0 million is payable upon the sale, liquidation, or disposition of substantially, all of RGF, LLC’s membership, with the remaining $2.5 million payable in installments through July 2022. In connection with the sublease, in February 2021 RGF, LLC entered into a purchase agreement with PMC to consummate the purchase of such equipment and inventory for an estimated purchase price of $6.5 million, of which $4.5 million was payable in cash at the close of the transaction.

These agreements (collectively the “Transaction”) represent the acquisition of a co-manufacturing business belonging to one of RGF, LLC’s former suppliers. The Transaction closed in March 2021. To partially fund the Transaction, RGF, LLC entered into an agreement with PMC during February 2021 to obtain a term loan of $4.5 million with payments due over 54 months commencing on September 30, 2021. The term loan shall bear interest at an annual rate equal to the greater of the prime rate announced by Wells Fargo Bank, N.A., or 3.25%, plus 8.60% per annum.

Extension of Debt Maturity

On March 29, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility which extended the maturity date for amounts due under the PMC Revolver to January 31, 2023, excluding the $1.25 million success fee which remained payable on June 30, 2021.

Profits Interest

On January 24, 2021, the board of managers of RGF, LLC approved a profits interest unit award to its Chief Financial Officer constituting a profit distribution percentage equal to 2.0%. An additional 2.5% profits interest unit grant was also made, vesting contingent upon the successful execution of an initial public offering or other specified corporate events, and continued employment for two years thereafter.

Fidelity Secured Financing

On May 7, 2021, RGF, LLC entered into the 2021 Notes Agreement with the Fidelity Investors, pursuant to which the Fidelity Investors purchased the 2021 Notes from RGF, LLC in the amount of $35.0 million. The 2021 Notes bear an interest rate of 1.0% per annum compounded annually on the unpaid principal balance. The principal and any accrued and unpaid interest are due on the first anniversary of the closing date of the 2021 Notes.

According to the terms of the 2021 Notes, upon the occurrence of a Qualified Financing, the notes convert into fully paid and non-assessable preferred units of RGF, LLC. A “Qualified Financing” is defined in the 2021 Notes Agreement as a transaction or series of related transactions, conducted with the principal purpose of raising capital, pursuant to which RGF, LLC issues and sells its preferred units (as may be adjusted for any security split, security dividend, combination, or other recapitalization or reclassification effected after May 7, 2021), with aggregate gross proceeds to RGF, LLC of at least $50.0 million (excluding all proceeds from the 2021 Notes and from any incurrence, conversion, or cancelation of other indebtedness or other securities converting into Units in the financing). The discount rate in connection with a Qualified Financing is 20.0%.

Further, pursuant to the terms of the 2021 Notes, the notes convert into common units of RGF, LLC upon the occurrence of a Qualified Public Transaction. A “Qualified Public Transaction” includes the closing of the issuance and sale of equity securities RGF, LLC in RGF, LLC’s first firmly underwritten public offering with gross proceeds to RGF, LLC of not less than $75.0 million pursuant to an effective registration statement under the Securities Act, and in connection with such offering, RGF, LLC’s common units (as may be adjusted for any security split, security dividend, combination or other recapitalization or reclassification effected after May 7, 2021) are listed for trading on Nasdaq or the New York Stock Exchange. The discount rate in connection with a Qualified Public Transaction is 20.0%.

THE REAL GOOD FOOD COMPANY LLC

Balance Sheets

(In thousands, except unit and liquidation preference data)

	AS OF
	DECEMBER 31, 2020	JUNE 30, 2021 (Unaudited)
ASSETS
Current assets:
Cash	$28	$654
Accounts receivable, net	3,533	4,601
Inventories	8,374	5,197
Other current assets	37	208

Total current assets	11,972	10,660
Property and equipment, net	1,745	5,883
Operating lease right of use assets	100	4,407
Deferred loan cost	1,584	281
Goodwill	—	12,486
Deferred transaction costs	—	761
Other noncurrent assets	69	178

Total assets	$15,470	$34,656

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$4,818	$5,965
Operating lease liabilities	36	389
Finance lease liabilities	99	65
Business acquisition liabilities	—	1,515
Accrued and other current liabilities	667	2,653
Loan with PPZ, LLC, a related party	1,180	1,215
Convertible debt	—	35,370
Current portion of long-term debt	1,763	617

Total current liabilities	8,563	47,789

Long-term debt	36,936	9,764
Long-term operating lease liabilities	66	3,873
Long-term finance lease liabilities	72	38
Long-term business acquisition liabilities, net of current portion	—	13,694

Total Liabilities	45,637	75,158
Commitments and contingencies (Note 12)
Members’ deficit:
Common units: 62,957 units issued and outstanding as of December 31, 2020 and June 30, 2021	1,013	1,013
Series A preferred units: 11,798 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $8.4 million as of December 31, 2020 and June 30, 2021	7,337	7,337
Series Seed preferred units: 28,428 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $715 thousand as of December 31, 2020 and June 30, 2021	715	715
Accumulated deficit	(39,232)	(49,567)

Total members’ deficit	(30,167)	(40,502)

Total liabilities and members’ deficit	$15,470	$34,656

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Unaudited Statements of Operations

(In thousands, except unit and per unit data)

	SIX MONTHS ENDED JUNE 30,
	2020	2021
Net sales	$18,054	$35,463
Cost of sales	16,439	28,788

Gross profit	1,615	6,675

Operating expenses:
Selling and distribution	3,949	5,968
Marketing	1,580	1,387
Administrative	1,073	5,802

Total operating expenses	6,602	13,157

Loss from operations	(4,987)	(6,482)
Interest expense	2,482	3,483
Change in fair value of convertible debt	—	370

Loss before income taxes	(7,469)	(10,335)

Income tax expense	(13)	—

Net loss	$(7,482)	$(10,335)

Preferred return on Series A preferred units	273	292

Net loss attributable to common unitholders	$(7,755)	$(10,627)

Net loss per common unit (basic and diluted)	$(124.89)	$(168.80)
Weighted-average common units outstanding (basic and diluted)	62,097	62,957

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Unaudited Statements of Members’ Deficit

(In thousands, except number of units)

	COMMON UNITS		SERIES A PREFERRED UNITS		SERIES SEED PREFERRED UNITS		ACCUMULATED DEFICIT	TOTAL MEMBERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance, December 31, 2019	62,097	$870	11,798	$7,337	28,428	$715	$(23,670)	$(14,748)
Net loss	—	—	—	—	—	—	(7,482)	(7,482)

Balance, June 30, 2020	62,097	$870	11,798	$7,337	28,428	$715	$(31,152)	$(22,230)

Balance, December 31, 2020	62,957	$1,013	11,798	$7,337	28,428	$715	$(39,232)	$(30,167)
Net loss	—	—	—	—	—	—	(10,335)	(10,335)
Balance, June 30, 2021	62,957	$1,013	11,798	$7,337	28,428	$715	$(49,567)	$(40,502)

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

Unaudited Statements of Cash Flows

(In thousands)

	SIX MONTHS ENDED JUNE 30,
	2020	2021
Cash flows from operating activities:
Net loss	$(7,482)	$(10,335)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	296	447
Amortization of loan costs	375	1,303
Non-cash interest expense and debt fees	1,938	1,773
Remeasurement of contingent consideration in business combinations	—	73
Change in fair value of convertible debt	—	370
Changes in operating assets and liabilities:
Accounts receivable	(3,670)	(1,068)
Inventories	1,774	3,677
Other assets	175	(279)
Accounts payable and accrued and lease liabilities	2,600	2,803

Net cash used in operating activities	(3,994)	(1,236)

Cash flows from investing activities:
Acquisition of business, net of cash acquired	—	(1,633)
Purchase of property and equipment	(16)	(895)

Net cash used in investing activities	(16)	(2,528)

Cash flows from financing activities:
Proceeds from debt	4,516	4,186
Proceeds from convertible notes	—	35,000
Payments on debt	(64)	(34,242)
Payments of deferred offering cost	—	(478)
Payments on finance lease liabilities	(154)	(76)

Net cash provided by financing activities	4,298	4,390

Net increase in cash	$288	$626

Beginning cash	$388	$28

Ending cash	$676	$654

Supplemental disclosures of cash flow information:
Cash paid for interest	$103	$305
Supplemental disclosures of noncash activities:
Net liabilities incurred from business combination	—	$15,209
Lease liabilities arising from obtaining right-of-use-assets	—	$4,250
Purchase of property and equipment in AP and accrued liabilities	—	$77
Deferred offering costs in AP and accrued liabilities	—	$283

See accompanying notes to the Financial Statements.

THE REAL GOOD FOOD COMPANY LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The term “RGF, LLC” refers to The Real Good Food Company LLC.

Description of Business

RGF, LLC is a frozen food company that develops, markets, and manufactures foods that are designed to be high in protein, low in sugar, and gluten- and grain-free. RGF, LLC and its co-manufacturers produce breakfast sandwiches, entrées, and other products, which are primarily sold in the U.S. frozen food category, excluding frozen and refrigerated meat. RGF, LLC’s customers include retailers, which primarily sell its products through natural and conventional grocery, drug, club, and mass merchandise stores throughout the United States. Products are also sold through RGF, LLC’s e-commerce channel, which includes direct-to-consumer sales through its website, as well as sales through its retail customers’ online platforms.

RGF, LLC was formed under the laws of the State of California in February 2016.

Basis of Presentation

The accompanying financial statements of RGF, LLC have been prepared by RGF, LLC’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Unaudited Interim Financial Information

The accompanying balance sheets as of June 30, 2021, the statements of operations, the statements of member’s deficit and statements of cash flows for the six months ended June 30, 2020 and 2021 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly RGF, LLC’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2021. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2021 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period. The balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. Certain disclosures have been condensed or omitted from the interim financial statements in accordance with Regulation S-X of the Securities and Exchange Commission (“SEC”). These financial statements should be read in conjunction with the Company’s audited financial statements.

Liquidity and Capital Resources

Historically, RGF, LLC has financed its operations through issuances of equity securities, sales of its products, and borrowings under its credit agreements. RGF, LLC’s principal liquidity requirements are to meet working capital needs, make debt service payments, and fund capital expenditures.

RGF, LLC has experienced net losses in every period since its inception. As of June 30, 2021, RGF, LLC had an accumulated deficit of approximately $49.6 million. In the six months ended June 30, 2020 and 2021, RGF, LLC incurred net losses of $7.5 million and $10.3 million, respectively. As of June 30, 2021, RGF, LLC had $654 thousand in cash, current debt obligations of $0.6 million, convertible debt obligations of $35.4 million, and long-term debt obligations of $9.8 million. Additionally, as of June 30, 2021, RGF, LLC had current and long-term business acquisition liabilities of $1.5 million and $13.7 million, respectively.

The accompanying financial statements as of December 31, 2020 and as of June 30, 2021 have been presented on the basis that RGF, LLC is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As a result, these financial statements do not include any adjustments that might result from the outcome of going concern uncertainty.

As of December 31, 2020, RGF, LLC’s recurring net losses and the amount of its indebtedness raised doubts regarding its ability to continue as a going concern. However, during the six months ended June 30, 2021, in addition to pursuing an initial public offering (“IPO”) of the Class A common stock of The Real Good Food Company, Inc. (the “Class A common stock”), through which the Company anticipates raising additional funds, RGF, LLC has taken a number of actions designed to enhance its liquidity and alleviate doubt regarding its ability to continue as a going concern, including reducing costs, extending the maturity date of certain existing indebtedness, and acquiring additional borrowing capacity. Specifically, RGF, LLC completed the following actions:

∎	On February 1, 2021, RGF, LLC and PPZ, LLC amended the PPZ Notes to extend the maturity dates of the notes to December 31, 2021.

∎

On March 29, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding a $1.25 million fee, which RGF, LLC paid in May 2021.

∎

During the three months ended March 31, 2021, RGF, LLC entered into a series of agreements pursuant to which it agreed to operate a manufacturing facility located in City of Industry, California (“City of Industry Facility”) to produce its products, which included leasing the facility, acquiring certain equipment required to operate the facility and inventory located at the facility, and hiring certain employees. The transactions closed in March 10, 2021 and are further discussed in Note 4, Business Combination, below. Management believes that directly operating the City of Industry Facility will enable RGF, LLC to expand its production capacity, improve quality control, and enhance its gross margin.

∎

On May 7, 2021, RGF, LLC entered into a note purchase agreement (the “2021 Notes Agreement”) with various Fidelity investment funds (collectively, the “Fidelity Investors”), pursuant to which the Fidelity Investors purchased convertible promissory notes of RGF, LLC with an aggregate principal amount of $35.0 million (the “2021 Notes”), of which $34.1 million was used to repay amounts owed pursuant to the PMC Credit Facility. In the event the IPO constitutes a Qualified Public Transaction as defined in the 2021 Notes Agreement and described in Note 8 below, the outstanding amount under the 2021 Notes will automatically convert into shares of Class A common stock. The 2021 Notes bear an interest rate of 1.0% per annum compounded annually on the unpaid principal balance. The principal and any accrued and unpaid interest are due on the first anniversary of the closing date of the 2021 Notes.

For additional information regarding RGF, LLC’s indebtedness, including references to certain defined terms contained herein, refer to Note 8, Debt and Note 13, Subsequent Events.

RGF, LLC has also taken a number of other actions, including adopting a continuous improvement cost savings program that focuses on process improvements throughout RGF, LLC’s supply chain and manufacturing operations to mitigate costs; implementing an enterprise resource planning system to streamline operations, and improve inventory management and cost efficiencies; and accelerating capital expenditures to reduce labor costs at the City of Industry Facility, including through the purchase of machinery to automate certain manual labor tasks.

In the event a Qualified Public Transaction or a Qualified Financing, as defined in the 2021 Notes Agreement and described in Note 8 below, does not occur prior to the maturity date of the 2021 Notes, RGF, LLC’s ability to continue as a going concern would be contingent upon its ability to repay the 2021 Notes or extend the maturity date of the notes. While RGF, LLC believes that it is probable that the Fidelity Investors would agree to extend the maturity date of the 2021 Notes if no Qualified Public Transaction or Qualified Financing occurs prior to the maturity date, there can be no assurance this will occur. If the maturity date is not extended, RGF, LLC would be required to repay or refinance the amounts owed pursuant to the 2021 Notes. If RGF, LLC is unable to generate sufficient cash flows from operations to repay the 2021 Notes, it may need to seek to borrow additional funds, dispose of its assets, or reduce or delay capital expenditures. RGF, LLC may not be able to accomplish any of these alternatives on acceptable terms, or at all. The failure to generate sufficient cash flows from operations, or to accomplish any of these alternatives, could have a material adverse impact on the Company.

If RGF, LLC is successful in consummating the IPO, the net proceeds from the offering will generate additional liquidity to fund its working capital requirements and pursue its business plan. Assuming the IPO constitutes a Qualified Public Transaction, the 2021 Notes will convert into Class A common stock upon consummation of the offering. However, there can be no assurance that RGF, LLC will be successful in consummating the IPO or that the IPO, if consummated, would constitute a Qualified Public Transaction. Further, even if RGF, LLC is successful, it may be required to seek additional equity or debt financing in order to meet its future liquidity requirements and pursue its strategic objectives. If RGF, LLC is unable to raise additional capital when desired, or on terms that are acceptable to RGF, LLC, its business, operating results, and financial condition could be adversely affected.

In light of the foregoing, and based on RGF, LLC’s current level of operations and business plans, management believes that RGF, LLC’s cash and cash equivalents balance, cash flows from operating activities, available borrowings under its credit agreements, and anticipated net proceeds from the IPO will be sufficient to meet its liquidity requirements for at least the next 12 months.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the global novel coronavirus (“COVID-19”) outbreak a pandemic. The COVID-19 pandemic has resulted in challenging operating environments and affected regions where RGF, LLC operates its business and in which RGF, LLC’s products are made, manufactured, distributed, and sold. The ongoing impacts of the COVID-19 pandemic may continue to affect the ability of RGF, LLC and its co-manufacturers, suppliers, and customers to operate in certain regions, delay the development or launch of new products, disrupt the supply chain and manufacture or shipment RGF, LLC’s ingredients, raw materials, or products, or have other adverse effects on RGF, LLC’s business, financial condition, results of operations, and prospects. In addition, the impacts of the COVID-19 pandemic have caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on RGF, LLC’s business and operations and its ability to raise additional funds to support its operations.

In connection with the ongoing impacts of the COVID-19 pandemic, many of RGF, LLC’s retail customers canceled or postponed shelf-resets, which significantly impacted RGF, LLC’s net sales in the six months ended June 30, 2020. Further, one of RGF, LLC’s key co-manufacturers experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in RGF, LLC’s inability to meet demand for certain of its products during the year ended December 31, 2020, and negatively impacted RGF, LLC’s financial condition and results of operations. As discussed in Note 4 below, RGF, LLC sought to acquire the manufacturing operations of the co-manufacturer and completed a business combination transaction effective as of March 10, 2021. Although RGF, LLC has taken actions to mitigate the impacts of the COVID-19 pandemic on its business, it cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on its business, financial condition, and operations, including its ability to successfully implement its growth strategy and to obtain additional financing to achieve its strategic objectives. The impacts of the COVID-19 pandemic on RGF, LLC’s financial performance will depend on future developments, including the duration and spread of the pandemic; its impact on RGF, LLC’s business, including its manufacturing capacity, and other third parties with whom it does business; progress of vaccination efforts; and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, RGF, LLC’s business may be materially adversely affected.

Use of Estimates

The preparation of RGF, LLC’s financial statements in conformity with GAAP requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the allowance for credit losses, the write down of obsolete or excess inventory, valuation of business combination contingent consideration, and revenue recognition, including variable consideration for estimated reserves for discounts, incentives, and other allowances. Management bases its estimates on historical experience and on assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to RGF, LLC’s balance sheets and statements of operations.

Management considered the impact of COVID-19 on the assumptions and estimates used to prepare RGF, LLC’s financial statements and determined that there were no material adverse impacts on the financial statements for the year ended December 31, 2020 and six months ended June 30, 2021. As events continue to evolve and additional information becomes available, management’s assumptions and estimates may change materially in future periods.

Segment Reporting and Geographical Information

For the six months ended June 30, 2021 and 2020, RGF, LLC was managed as a single operating segment. The Chief Executive Officer, who is the Chief Operating Decision Maker, reviews financial information on an aggregate basis for purposes of allocating resources and assessing financial performance, as well as for making strategic operational decisions and managing the organization. All of RGF, LLC’s assets are maintained in the United States.

Cash and Cash Equivalents

RGF, LLC considers all highly liquid investments with a maturity period of three months or less, when acquired, to be cash equivalents. There were no cash equivalents as of December 31, 2020 and June 30, 2021.

Significant Risks and Uncertainties

RGF, LLC is subject to those risks common to brands within the frozen food category within the health and wellness industry. Various factors could negatively impact its business, including RGF, LLC’s need to increase its net sales from existing customers and acquire new customers in order to execute its growth strategy; ability to introduce or market new or successfully improve existing products; ability to compete successfully within its highly competitive market; dependence on key personnel, suppliers, and co-manufacturers; customer concentration risk, or the loss of a single significant customer; compliance with government regulations; and indebtedness, including the financial restrictions and operating covenants included in the agreements governing such indebtedness, as well as a possibility of being unable to obtain additional financing at terms satisfactory to RGF, LLC when needed.

Further, changes in any of the following areas could have a significant negative effect on RGF, LLC, its financial position, results of operations, and cash flows: rates of revenue growth; its ability to manage inventory or pricing; engagement and usage of its products; effectiveness of its investment of resources to pursue strategies; competition in its market; the stability of food prices; impact of interest rate changes on demand and its costs; and addition or loss of significant customers.

Concentration of Credit Risk

Financial instruments which potentially subject RGF, LLC to concentrations of credit risk consist of cash, accounts receivable, and accounts payable. RGF, LLC maintains its cash balances in highly rated financial institutions. From time to time RGF, LLC’s cash balances exceed the Federal Deposit Insurance Corporation limit. RGF, LLC has not experienced any loss relating to cash in these accounts and management believes RGF, LLC is not exposed to significant risks on such accounts.

In addition, RGF, LLC’s net sales and receivables are concentrated among a small number of customers. For the six months ended June 30, 2020, RGF, LLC’s three largest customers constituted 30%, 24% and 11% of net sales, respectively. Three customers make up 65% of net sales and are the only customers constituting greater than 10% of net sales for the six months ended June 30, 2020. For the six months ended June 30, 2021, the Company’s two largest customers constituted 57% and 19% of net sales, respectively. Two customers make up 76% of net sales and are the only customers constituting greater than 10% of net sales for the six months ended June 30, 2021. The loss of any one of the Company’s top two customers could have a materially adverse effect on the net sales and profits of the Company.

As of December 31, 2020, three customers accounted for a total of 46% of RGF, LLC’s accounts receivable balance, or 16%, 19%, and 11%, respectively. As of June 30, 2021, three customers accounted for 65% of RGF, LLC’s accounts receivable balance, or 30%, 20%, and 15%, respectively. No other customers accounted for more than 10% of total accounts receivable. Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), RGF, LLC’s customers are considered to be retailers who sell RGF, LLC’s products to end consumers. RGF, LLC does not identify a significant risk in the recoverability of the trade account receivables considering its customers are major retailers within United States.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for estimated variable consideration and amounts payable to customers for slotting, which are fees assessed by customers for the cost of accepting new products into their store. Estimated product returns are immaterial. Management assesses the collectability of outstanding customer invoices, and if it deems necessary, maintains an allowance for credit losses resulting from the non-collection of customer receivables. In estimating this reserve, management considers factors such as historical collection experience, customer creditworthiness, specific customer risk, trends specific to the customer, and current and expected general economic conditions that may affect a customer’s ability to pay. Customer balances are written off after all collection efforts are exhausted. RGF, LLC has recorded a reserve for credit losses of $29 thousand and $21 thousand as of December 31, 2020 and June 30, 2021, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. RGF, LLC records sales and other reductions in inventory through cost of sales using the first-in, first-out method. The cost of finished goods inventories includes ingredients, direct labor, freight-in for ingredients, and indirect production and overhead costs.

RGF, LLC monitors its inventory to identify excess or obsolete items on hand. RGF, LLC writes down its inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of inventories and estimated net realizable value. These estimates are based on management’s judgment about future demand and market conditions. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of. Inventory write downs were $0.5 million and $0.6 million for the six months ended June 30, 2020 and 2021, respectively.

Property and Equipment

Property and equipment are stated at acquisition cost, net of accumulated depreciation. Property and equipment are capitalized and depreciated. Depreciation is calculated using the straight-line method typically over the following range of estimated useful lives of the assets as follows:

ESTIMATED USEFUL LIVES
Computer equipment	3 years
Office equipment	3 years
Machinery equipment	5-10 years

Leasehold improvements are capitalized and amortized over the shorter of the useful life of the asset or the remaining term of the lease.

RGF, LLC reviews the recoverability of property and equipment when circumstances indicate that the carrying value may not be recoverable. Indicators of impairment could include, among other factors, significant changes in the business environment, the planned closure of a facility, or deteriorations in operating cash flows. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Leases

RGF, LLC’s leases consist of the following types of assets: corporate office space, warehouse, and equipment.

RGF, LLC determines whether a contract is or contains a lease at the time of the contract’s inception based on the presence of identified assets and RGF, LLC’s right to obtain substantially all the economic benefit from or to direct the use of such assets. When RGF, LLC determines a lease exists, it records a right-of-use (“ROU”) asset and corresponding lease liability on its balance sheet. ROU assets represent RGF, LLC’s right to use an underlying asset for the lease term. Lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease. Lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of RGF, LLC’s leases, RGF, LLC uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. RGF, LLC’s lease terms include options to extend the lease when it is reasonably certain that RGF, LLC will exercise that option.

RGF, LLC does not record lease contracts with a term of 12 months or less on its balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease term.

RGF, LLC recognizes fixed-lease expense for operating leases on a straight-line basis over the lease term. For finance leases, RGF, LLC recognizes amortization expense over the shorter of (i) the estimated useful life of the underlying assets, or (ii) the lease term. In instances of title transfer, expense is recognized over the useful life. Interest expense on a finance lease is recognized using the effective interest method over the lease term.

RGF, LLC has lease agreements with non-lease components, such as maintenance- and utility-related charges. RGF, LLC accounts for each lease and any non-lease components associated with that lease as a single-lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Certain leasing arrangements require variable payments that are dependent on usage or output or may vary for other reasons, such as insurance and tax payments. Variable lease payments that do not depend on an index or rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expense in the period in which the payment occurs.

RGF, LLC’s lease agreements do not include significant restrictions or covenants, and residual value guarantees are generally not included within its leases.

Fair Value of Financial Instruments

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements of assets and liabilities are categorized based on the following hierarchy:

∎	Level 1—Quoted prices for identical instruments in active markets.

∎

Level 2—Quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

∎	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of RGF, LLC’s short-term financial instruments, such as cash, accounts receivable, notes payable, and accounts payable, approximate the fair value due to the immediate or short-term maturity of these instruments. The interest rate on RGF, LLC’s secured credit facility and certain other debt has a variable component, which is reflective of the market. Further, RGF, LLC has amended one of its debt agreements, comprising the line of credit with PMC Financial Services Group, LLC, to reflect the same interest rate during the year ended December 31, 2020 and six months ended June 30, 2021 and believes that the fair value of debt approximates its carrying value. Cash is categorized as Level 1 fair value measurements. At fair value, receivables and payables, including debt due to PMC and PPZ, is categorized as Level 2 fair value measurements.

RGF, LLC measures contingent consideration liabilities using unobservable inputs by applying an income approach, such as the probability-weighted scenario method. Various key assumptions, such as the probability and timing of achievement of the agreed milestones, are used in the determination of fair value of contingent consideration arrangements and are not observable in the market, thus representing a Level 3 measurement within the fair value hierarchy. See Note 4, Business Combination, for additional information.

RGF, LLC also had Level 3 instruments consisting of RGF, LLC’s Fidelity Secured Financing convertible notes, see Note 8, Debt, for additional information.

Profits Interest Units

On April 1, 2017, the board of managers of RGF, LLC granted profits interest units to CPG Solutions, LLC (“CPG”) in exchange for sales and marketing services. CPG is entitled to share in RGF, LLC’s net profits and to receive a settlement payment at the time of a liquidity event, including a sale transaction. A sale is defined as a sale or transfer of substantially all of the assets or membership interests in RGF, LLC. Upon the sale of RGF, LLC, CPG will receive 10.0% of the profit on the sale based on the value of RGF, LLC at the end of the term (“Capped Value”). The Capped Value will be determined by multiplying the net sale price in connection with the RGF, LLC sale (purchase price less debt and capital contributions) by a fraction of which the numerator shall be the net revenue for the 12 months prior to the end of the termination of the services to RGF, LLC, and the denominator of which shall be net revenue for the 12 months prior to the determination of the purchase price.

While the profits interest units issued to CPG have features that are similar to both equity and liabilities, they have been determined to be primarily liability-like due to the following considerations: (i) value can be realized in connection with the profits interest units, either through distributions in the normal course of business or upon a liquidity event, to the extent that there are deemed profits as a result of the transaction; (ii) ordinary distributions are payable only while the grantee is providing service; (iii) distributions associated with a liquidity event are capped by a formula which is linked to the grantee’s period of service; (iv) the profits interest units are not transferrable; and (v) the profits interest units do not convey voting rights. Based upon these factors, RGF, LLC concluded that the CPG profits interest units should be accounted for in accordance with ASC Topic 710, Compensation, General (“ASC 710”), similar to a performance bonus, and has classified such profits interest units as liabilities. As of June 30, 2021, no compensation expense had been recognized with respect to these profits interest units.

On October 9, 2020, the board of managers of RGF, LLC approved a profits interest unit award to its Chief Executive Officer (“CEO”) constituting a profit distribution percentage equal to 3.0%, subject to dilution down to 2.0%, fully vesting after six months of employment. Additionally, after six months of employment, the CEO received an additional profits interest unit award in an amount equal to 5.0%, vesting in 24 equal monthly installments beginning with the 13th month following the vesting commencement date.

While the profits interest units issued to the CEO have features that are similar to both equity and liabilities, they have been determined to be primarily liability-like due to the following considerations: (i) the profits interests entitle the CEO to a payout upon a sale of RGF, LLC based on continued service through the date of an initial public offering and based upon the excess of distributable profits of RGF, LLC above a contractually agreed baseline; (ii) the profits interest units will be forfeited upon voluntary or involuntary termination of services; (iii) the profits interest units are not transferrable; and (iv) the profits interest units do not convey voting rights. Based upon these factors, RGF, LLC concluded that the CEO profits interest units should be classified as liability awards and accounted for as a performance bonus in accordance with ASC 710. Because payment with respect to the CEO profits interest units was not deemed probable or estimable as of June 30, 2021, no compensation expense has been recognized as of June 30, 2021.

On January 24, 2021, the board of managers of RGF, LLC approved a profits interest unit award to its Chief Financial Officer (“CFO”) constituting a profit distribution percentage equal to 2.0%, vested immediately. An additional 2.5% profits interest unit grant was also made on the same date, vesting contingent upon the successful execution of an initial public offering or other specified corporate events, and continued employment for two years thereafter. While the profits interest units issued to the CFO have features that are similar to both equity and liabilities, they have been determined to be primarily liability-like due to the following considerations: (i) the profits interests entitle the CFO to a payout upon a sale of RGF, LLC based on continued service through the date of an initial public offering and based upon the excess of distributable profits of RGF, LLC above a contractually agreed baseline; (ii) the profits interest units will be forfeited upon voluntary or involuntary termination of services; (iii) the profits interest units are not transferrable; and (iv) the profits interest units do not convey voting rights. Based upon these factors, RGF, LLC concluded that the CFO profits interest units should be classified as liability awards and accounted for as a performance bonus in accordance with ASC 710. Because payment with respect to the CFO profits interest units was not deemed probable or estimable as of June 30, 2021, no compensation expense has been recognized as of June 30, 2021.

Common Units Issued to Divario

In February 2018, RGF, LLC entered into a product placement agreement (“PPA”) with Divario Ventures, LLC (“Divario”), a subsidiary of Albertsons Companies, Inc. (“Albertsons Companies”), pursuant to which RGF, LLC agreed to issue Divario common units (the “Divario Initial Equity”) in exchange for achievement and maintenance of specified distribution thresholds in retail locations operated by Albertsons Companies through October 31, 2020. Additionally, Divario may be entitled to additional common units (the “Divario Incentive Equity”) as incentive awards upon achievement of specified annual sales targets with Albertsons Companies through October 31, 2021. RGF, LLC paid $35 thousand to Divario in connection with the execution of the PPA in February 2018. The PPA authorized the issuance of up to 5,240 common units of RGF, LLC in connection with the Divario Initial Equity. Additionally, the PPA authorized issuance of a variable number of common units in connection with the Divario Incentive Equity.

As both the Divario Initial Equity and Divario Incentive Equity represent consideration due to a customer under ASC 606, the grant date fair value of the awards, measured in accordance with ASC Topic 718, Stock Compensation, is recognized in earnings as contra-revenue over the term of the slotting arrangements based upon the relative volume of gross sales to Albertsons Companies during each fiscal period for the duration of the agreement.

A total of 5,240 common units were issued and outstanding as of December 31, 2020 and June 30, 2021 in connection with the Divario Initial Equity. RGF, LLC estimates that 1,294 common units may be issuable in connection with the Divario Incentive Equity, of which 860 units and 1,077 units were earned as of December 31, 2020 and June 30, 2021, respectively. RGF, LLC recognized contra-revenue of $199 thousand and $36 thousand related to the Divario equity awards during the six months ended June 30, 2020 and 2021, respectively. Total unrecognized consideration to Divario in connection with these awards was $36 thousand as of June 30, 2021.

The estimated unearned amount of Divario Incentive Equity attributable to sales to Albertsons Companies during the term of the arrangement has been treated as constrained contract consideration under ASC 606 and recorded within other current liabilities, amounting to zero and $36 thousand as of December 31, 2020 and June 30, 2021, respectively.

Additionally, in connection with this arrangement, Divario agreed to reimburse RGF, LLC for a portion of cash slotting fees that were paid to Albertsons Companies during the program term. These reimbursements represented a reduction to the consideration due to Albertsons Companies in connection with RGF, LLC’s contract and have been amortized as adjustment to the contract price over the term of the arrangement. There were no reimbursements received from Divario for the six months ended June 30, 2020 and 2021. None of the reimbursements received to date were attributable to future sales, and no further reimbursements were expected from Divario under this program as of June 30, 2021.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“Topic 606”).

RGF, LLC’s revenue is principally derived from selling goods to retailers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised goods have been transferred to the customer. Control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms. For each contract, RGF, LLC considers the transfer of products, each of which is distinct, to be the identified performance obligation. Although some payment terms may be more extended, presently the majority of RGF, LLC’s payment terms range from seven days to 60 days.

Variable consideration is included in revenue for trade promotions, off-invoice discounts, shrinkages and shortages, and other discounts and sales incentives. RGF, LLC uses a reserve to constrain revenue for the expected variable consideration at each period. See Note 3, Revenue Recognition, for additional information. Any taxes collected on behalf of government authorities are excluded from net sales.

Shipping and Handling Costs

RGF, LLC’s shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. Cost of sales reflects cost incurred for inbound freight on ingredients to be used in production. Internal freight costs included in selling and distribution expenses consist primarily of those costs associated with moving products from production facilities through RGF, LLC’s distribution network. Total internal freight costs recorded within selling and distribution expenses were $0.8 million and $1.0 million during the six months ended June 30, 2020 and 2021, respectively.

Shipping and handling costs associated with outbound freight are included within selling and distribution expenses and are accounted for as a fulfillment cost as incurred. Total of these costs recorded within selling and distribution expenses were $2.3 million and $3.2 million during the six months ended June 30, 2020 and 2021, respectively.

Marketing Expenses

Marketing costs are expensed as incurred. RGF, LLC incurred $1.6 million and $1.4 million for the six months ended June 30, 2020 and 2021, respectively. Advertising and marketing costs are recorded in general and administrative expense in RGF, LLC’s statements of operations.

Research and Development Expenses

Research and development expenses are recorded in administrative expense in the statements of operations as incurred. During the six months ended June 30, 2021, RGF, LLC incurred $1.5 million of research and development expenses. For the six months ended June 30, 2020, research and development expenses were not material.

Business Combination

RGF, LLC accounts for business combinations under the acquisition method of accounting ASC Topic 805, Business Combinations, which requires the Company to recognize separately from goodwill the assets acquired, and the liabilities assumed at their acquisition date fair values. While RGF, LLC uses its best estimates and assumptions to accurately value assets acquired, and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, RGF, LLC records adjustments to the identifiable assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the statements of operations. The amount by which the fair value of consideration transferred exceeds the fair value of the identifiable net assets acquired is recorded as goodwill.

Acquisition-Related Contingent Consideration

Contingent consideration in a business combination is included as part of the purchase consideration and is recognized at fair value as of the acquisition date. For contingent consideration, management is responsible for determining the appropriate valuation model and estimated fair value, and in doing so, considers a number of factors, including information provided by valuation advisors. Contingent consideration liabilities are reported at their estimated fair values based on probability-adjusted present values of the consideration expected to be paid, using significant inputs and estimates. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving certain milestones and discount rates consistent with the level of risk of achievement. The fair value of these contingent consideration liabilities are remeasured each reporting period, with changes in the fair value included in current operations. The remeasured liability amount could be significantly different from the amount at the acquisition date, resulting in material charges or credits in future reporting periods.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the identifiable net assets acquired, net of liabilities assumed. RGF, LLC performs its annual goodwill impairment test as of the first day of the fourth quarter or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

RGF, LLC’s goodwill is accounted for in a single reporting unit representing the company as a whole. As part of its annual impairment testing of goodwill, RGF, LLC may elect to assess qualitative factors as a basis for determining whether it is necessary to perform the traditional quantitative impairment testing. If RGF, LLC’s assessment of these qualitative factors indicates that it is more likely than not that the fair value of the reporting unit exceeds its carrying value, then no further testing is required. Otherwise, the goodwill reporting unit, must be quantitatively tested for impairment.

The quantitative impairment test for goodwill involves a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. RGF, LLC determines the fair value of its reporting unit by using a market approach and a discounted cash flow (“DCF”) analysis. Determining fair value using a DCF analysis requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. There were no goodwill impairment charges recorded during the six months ended June 30, 2020 and 2021.

Convertible Promissory Note

RGF, LLC accounts for convertible promissory notes under ASC Topic 815, Derivatives and Hedging (“ASC 815”). Under ASC 815-15-25, an election can be at the inception of a financial instrument to account for the instrument at fair value. RGF, LLC has made such election for convertible promissory notes issued in connection with the Fidelity Secured Financing; refer to Note 8, Debt for additional discussion. Under the fair value option, the convertible promissory notes are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. All subsequent changes in fair value, excluding the impact of the change in fair value related to the RGF, LLC’s own credit risk, are recorded within change in fair value of convertible debt in the statements of operations. The changes in fair value related to the RGF LLC’s own credit risk are recorded through other comprehensive income (loss).

Income Taxes

RGF, LLC is a pass-through entity for federal income tax purposes, and such taxes are the responsibility of the partners. Accordingly, RGF, LLC does not record federal income taxes, and there are no deferred taxes related to state and local level income taxes.

When applicable, RGF, LLC recognizes the income tax benefit from an uncertain tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. RGF, LLC recognizes accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognized as a component of income taxes.

RGF, LLC has recorded in the statements of operations income tax expense of $13 thousand and zero for the six months ended June 30, 2020 and 2021, respectively, related to certain minimum state taxes as income taxes.

Loss per Unit

Loss per unit is computed by dividing RGF, LLC’s net loss, after deducting any dividends on preferred units or accumulated on cumulative preferred units, by the weighted-average number of common units outstanding during the period, adjusted for the dilutive effect of any outstanding dilutive securities. As the Series Seed preferred units are participating, RGF, LLC utilizes the two-class method in computing loss per unit. The preferred unit holders participate in income but are not obligated to participate in losses. The two-class method did not impact the loss per unit calculation for the periods presented due to the net losses incurred in the six months ended June 30, 2020 and 2021. RGF, LLC’s convertible promissory notes are included in the calculation of diluted earnings per share if the assumed conversion into common shares is dilutive, using the “if-converted” method. This calculation involves adding back the periodic interest expense associated with the convertible promissory notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted earnings per share. See Note 10, Loss per Unit for additional information.

NOTE 2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

ASU 2020-06—In August 2020, the FASB issued ASU No. 2020-06, Debt—Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), amending an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. Early adoption is permitted for all entities for fiscal periods beginning after December 15, 2020, including interim periods within the same fiscal year. RGF, LLC early adopted ASU 2020-06 as of January 1, 2021 with no impact to its financial statements as RGF, LLC did not have any outstanding convertible debt or contracts in the Company’s equity outstanding which failed the settlement criteria for equity classification as of the date of adoption.

NOTE 3. REVENUE RECOGNITION

Disaggregation of Net Sales

The following table presents a disaggregation of RGF, LLC’s net sales by revenue source. RGF, LLC believes that these revenue streams most appropriately depict the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with its customers.

	SIX MONTHS ENDED JUNE 30,
(In thousands)	2020	2021
Entrees	$7,623	$27,410
Breakfast Sandwiches	1,818	3,201
Other Frozen	8,613	4,852

Total net sales	$18,054	$35,463

Revenue Recognition, Sales Incentives, and Accounts Receivable

Revenue is recognized when the performance obligation is satisfied, as evidenced by the transfer of control of the promised good to the customer. This transfer occurs upon shipment of goods, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. Revenue is recognized in an amount that reflects the consideration that RGF, LLC expects to ultimately receive in exchange for those promised goods, net of expected discounts for sales promotions and customary allowances. RGF, LLC offers sales promotions through various regional and national programs to its customers. These programs include in-store discounts as well as product coupons offered direct to consumers which may be redeemed at the point of sale. Customary allowances for early invoice payment and shrinkage are also applied by customers. The costs associated with these programs are accounted for as variable consideration as defined under ASC 606 and are reductions to the transaction price of the products. Depending on the specific type of sales incentive and other promotional program, the expected value method is used to determine the variable consideration. RGF, LLC reviews and updates its estimates and related accruals of variable consideration each period based on the terms of the agreements, historical experience, and expected levels of performance of the trade promotion or other programs. Any uncertainties in the ultimate resolution of variable consideration due to factors outside RGF, LLC’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration. RGF, LLC also offers compensation to customers for access to shelf space in stores; associated payments are recognized as reductions to the transaction price received from the customer on sale of associated products.

Payment terms and conditions are generally consistent for customers, including credit terms to customers ranging from seven days to 60 days, and RGF, LLC’s contracts do not include any significant financing component. RGF, LLC performs credit evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions. Accordingly, RGF, LLC has recorded immaterial losses within accounts receivable during the six months ended June 30, 2020 and 2021.

RGF, LLC applies the practical expedient that allows it to exclude disclosure of performance obligations that are part of a contract that has an expected duration of one year or less. All contracts are short term in nature, and there are no unsatisfied performance obligations requiring disclosure.

Contract Assets and Liabilities

Contract assets are rights to consideration in exchange for goods or services that RGF, LLC has transferred to a customer when that right is conditional on something other than the passage of time. Contract liabilities are obligations to transfer goods or services to a customer for which RGF, LLC has received consideration, or for which an amount of consideration is due from the customer. RGF, LLC continually evaluates whether its contractual arrangements with customers result in the recognition of contract assets or liabilities. No contract assets or liabilities existed as of December 31, 2020 or June 30, 2021.

NOTE 4. BUSINESS COMBINATION

During the year ended December 31, 2020, SSRE Holdings, LLC (“SSRE”), the previous lessee of the City of Industry Facility, and one of RGF, LLC’s largest co-manufacturers during the year ended December 31, 2020, experienced financial hardship as a result of the impacts of the COVID-19 pandemic, which resulted in a default under the facility lease, as well as a default pursuant to a credit agreement with PMC Financial Services, LLC (“PMC”), under which SSRE had secured its borrowings with certain assets, including food manufacturing equipment, raw materials, and finished goods inventory. The lease was subsequently reassigned by the landlord to LO Entertainment, LLC (“LO Entertainment”), and on January 4, 2021, RGF, LLC entered into a transfer agreement with LO Entertainment to sublease the premises and take possession of equipment and inventory on the premises in exchange for deferred payments totaling $12.5 million. Of this amount, the contingent consideration of $10.0 million is payable upon the sale, liquidation, or disposition of substantially all of RGF, LLC’s membership. If the contingent consideration of $10 million has not been paid within 12 months following the closing, the contingent consideration shall accrue interest at an annual rate of 9.0% and RGF, LLC shall make monthly payments of accrued interest only commencing the 13-month following the closing. For additional information, refer to the section entitled “Contingent Consideration,” below. The remaining $2.5 million is payable in instalments through June 2022 of which $852 thousand is outstanding as of June 30, 2021 and is recorded within business acquisition liabilities in the accompanying balance sheet.

Additionally, on February 16, 2021, RGF, LLC entered into a purchase agreement with PMC to purchase equipment and inventory used in the food manufacturing operations at the City of Industry Facility for a purchase price of up to $6.5 million, of which $4.5 million was payable in cash at the close of the transaction. The remaining $2.0 million represents contingent consideration for which RGF, LLC, has determined payments are not expected, and as such this amount was excluded from the measurement of purchase consideration.

These agreements (collectively the “Transaction”) represent the acquisition the co-manufacturing business belonging to SSRE. The Transaction closed on March 10, 2021. To finance the PMC portion of the Transaction, RGF, LLC entered into an agreement with PMC in February 2021 to obtain a term loan of $4.5 million (the “PMC Term Loan”) with payments due over 54 months commencing on September 30, 2021 and interest-only payments commencing at the close of the Transaction. The PMC Term Loan shall bear interest at an annual rate equal to the greater of the prime rate announced by Wells Fargo Bank, N.A., or 3.3%, plus 8.6% per annum. Amounts outstanding under the PMC Term Loan are recorded within business acquisition liabilities and long-term business acquisition liabilities, net of current portion in the accompanying balance sheet. Related interest expense was $199 thousand for the six months ended June 30, 2021, which is included in total interest expense as disclosed in Note 8, Debt.

The Transaction was accounted for under the acquisition method of accounting. Accordingly, the fair value of the purchase consideration was measured and subsequently allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.

In determining the fair value of the purchase consideration as of March 10, 2021, RGF, LLC determined the PMC Term Loan to be at market terms, and therefore the fair value to be equal to the stated contractual value of $4.5 million. With respect to the agreement with LO Entertainment, the $2.5 million in deferred payments and $10.0 million in contingent consideration was estimated to have a total fair value of $12.3 million, comprising $9.8 million of contingent consideration and $2.5 million of deferred payments to LO Entertainment as of the transaction date. See Contingent Consideration below for additional information.

The following table summarizes the allocation of the fair market value of the purchase consideration to the assets acquired and liabilities assumed as of March 10, 2021:

(In thousands)	AS OF MARCH 10, 2021
Inventories	$500
Property and equipment	3,577
Operating leases right-of-use assets	3,158

Total identifiable assets	$7,235

Operating lease liabilities – current	$174
Operating lease liabilities – non-current	2,777

Total liabilities assumed	$2,951

Net identifiable assets acquired	$4,284
Goodwill	12,486

Total purchase price allocation	$16,770

The goodwill recorded in this transaction is not tax deductible. The results of operations of the acquired co-manufacturing business from March 11, 2021 through June 30, 2021 have been reflected within the financial statements.

For the six months ended June 30, 2021, RGF, LLC recorded acquisition-related expenses associated with the Transaction of $34 thousand, within administrative expense on the statement of operations.

Disclosure of supplemental pro forma information for revenue and earnings related to the acquisition, assuming the acquisition was made at the beginning of the earliest period presented, has not been included herein since the effects of the acquisition would not have been material to the results of operations for the periods presented given the intercompany nature of a substantial portion of the acquired business.

Contingent Consideration

As of June 30, 2021, the estimated fair value of the contingent consideration totaled $9.9 million, which is reported within long-term business acquisition liabilities, net of current portion in the accompanying balance sheet. The estimated fair value of the contingent consideration payments, all of which relate to contingent payments to LO Entertainment, is determined using a probability-weighted scenario method based on the timing of achievement and the probability of sale, liquidation, or disposition of substantially, all of RGF, LLC’s membership. The estimated value of the contingent consideration is based upon available information and certain assumptions, known at the time of this report, which management believes are reasonable. Any difference in the actual contingent consideration payment will be recorded in operating income in the statements of operations.

The recurring Level 3 fair value measurements of the contingent consideration liabilities include the following significant inputs as of June 30, 2021:

	RANGE	WEIGHTED AVERAGE BY RELATIVE FAIR VALUE
Input
Discount rate	2.5%	2.5%
Term (in years)	0.25 - 1.25	0.52
Probability of payment	4.0% - 50.0%	45.8%

As of June 30, 2021, the estimated contingent consideration was re-evaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3) as defined in ASC Topic 820, Fair Value Measurement. The resulting net change in the estimated contingent consideration for the six months ended June 30, 2021 was recorded in interest expense in the statements of operations and consisted of the following:

(In thousands)	AS OF JUNE 30, 2021
Opening balance	$9,795
Change in fair value of estimated contingent consideration	62

Closing balance	$9,857

NOTE 5. INVENTORIES

Inventories as of December 31, 2020 and June 30, 2021 consisted of the following:

	AS OF
(In thousands)	DECEMBER 31, 2020	JUNE 30, 2021
Ingredients and supplies	$2,428	$2,396
Finished goods	5,946	2,801

Total inventories	$8,374	$5,197

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 and June 30, 2021 consisted of the following:

	AS OF
(In thousands)	DECEMBER 31, 2020	JUNE 30, 2021
Computer equipment	$11	$36
Machinery and equipment	3,155	7,644
Leasehold improvements and office equipment	14	85

Total property and equipment	3,180	7,765
Less: accumulated depreciation	(1,435)	(1,882)

Property and equipment, net	$1,745	$5,883

Depreciation expense was $296 thousand and $447 thousand for the six months ended June 30, 2020 and 2021, respectively.

NOTE 7. LEASES

RGF, LLC has operating and finance leases for the City of Industry Facility, equipment, and warehouse space, with lease classification determined at the inception of the arrangement. RGF, LLC’s lease agreements do not contain any material residual value guarantees, bargain purchase options, or restrictive covenants. Leases with an initial term of 12 months or less are generally not recorded on the balance sheet, and the related expense for these leases is recognized on a straight-line basis over the lease term. RGF, LLC’s lease terms include options to extend the lease when it is reasonably certain that RGF, LLC will exercise that option. Variable lease costs were not significant for the six months ended June 30, 2020 and 2021, respectively.

ROU assets represent RGF, LLC’s right to use an underlying asset for the lease term, and lease liabilities represent RGF, LLC’s obligation to make lease payments arising from the lease contract. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of fixed lease payments over the expected lease term. The interest rate implicit in lease contracts was not readily determinable. As such, RGF, LLC used an incremental borrowing rate based on the information available at commencement date. In the development of the discount rate, RGF, LLC considered its internal borrowing rate, treasury security rates, collateral, and credit risk specific to it, and its lease portfolio characteristics. As of December 31, 2020, and June 30, 2021, the weighted-average discount rate of RGF, LLC’s operating and finance leases was 12%. The components of lease expense were as follows:

		SIX MONTHS ENDED JUNE 30,
(In thousands)		2020	2021
	Statements of Operations Location
Operating lease costs	Cost of sales	$23	$299
Finance lease costs
Amortization of right-of-use assets	Cost of sales	76	94
Interest on lease liabilities	Interest expense	13	8
Short-term lease costs	Cost of sales	114	214

Total lease costs		$226	$615

Supplemental balance sheet information related to leases is as follows:

		AS OF
(In thousands)		DECEMBER 31, 2020	JUNE 30, 2021
Assets	Balance Sheet Location
Operating lease right-of-use assets	Operating lease right-of-use assets	$100	$4,407
Finance lease right-of-use assets	Property and equipment, net	592	509

Total lease assets		$692	$4,916

Liabilities
Current:
Operating lease liabilities	Operating lease liabilities	$36	$389
Finance lease liabilities	Finance lease liabilities	99	65
Noncurrent:
Operating lease liabilities	Long term operating lease liabilities	66	3,873
Finance lease liabilities	Long term finance lease liabilities	72	38

Total lease liabilities		$273	$4,365

Supplemental cash flow information related to leases is as follows:

(In thousands)	SIX MONTHS ENDED JUNE 30,
	2020	2021
Supplemental Cash Flow Information:
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$23	$212
Operating cash flows from finance leases	13	8
Financing cash flows from finance leases	154	76
Supplemental noncash information on lease liabilities arising from obtaining right-of-use assets	—	4,250

The maturities of RGF, LLC’s operating and finance lease liabilities as of June 30, 2021 were as follows:

(In thousands)	OPERATING LEASES	FINANCE LEASES
2021 (Remaining six months)	$418	$37
2022	937	64
2023	940	13
2024	934	—
2025 and thereafter	3,156	—

Total future lease payments	6,385	114
Less: Interest	(2,123)	(11)

Present value of lease obligations	$4,262	$103

As of June 30, 2021, the weighted-average remaining term of RGF, LLC’s operating leases and finance leases were 7.0 and 1.6 years, respectively.

NOTE 8. DEBT

Long-term debt consisted of the following as of December 31, 2020 and June 30, 2021:

			AS OF
(In thousands)	MATURITY DATE	INTEREST RATE	DECEMBER 31, 2020	JUNE 30, 2021
PMC Revolver	January 2023	Prime rate plus 8.5%	$36,871	$8,009
PMC CapEx line	March 2025	Prime rate plus 8.5%	1,519	2,063
Related-party loan arrangement—PPZ Loan	December 2021	8.0% to 9.0%	1,180	1,215
PPP Loan	May 2022	1.0%	309	309
Fidelity Secured Financing	May 2022	1.0%	—	35,370

			39,879	46,966
Less: Current maturities of long-term debt			2,943	37,202

Long-term debt			$36,936	$9,764

PMC Credit Facility

On June 30, 2016, RGF, LLC entered into a loan and security agreement (the “PMC Credit Facility”) with PMC Financial Services Group, LLC (“PMC”). As of December 31, 2020, the PMC Credit Facility, as amended, provided RGF, LLC with a $36.5 million line of credit repayable on June 30, 2021 (the “PMC Revolver”), and permitted RGF, LLC to make repayments without penalty. Effective as of March 29, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to extend the maturity date of the PMC Revolver from June 30, 2021 to January 31, 2023, excluding the $1.25 million “success fee,” which was paid in May 2021. Accumulated borrowings on the PMC Revolver were partially repaid in May 2021 utilizing proceeds of the 2021 Notes Agreement as further discussed below in Fidelity Secured Financing. In addition, effective as of June 30, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to reduce the revolving limit of the PMC Revolver from $36.5 million to $15.0 million. Subsequently, on September 1, 2021, RGF, LLC entered into another amendment to the PMC Credit Facility to increase the revolving limit of the PMC Revolver from $15.0 million to $18.5 million; refer to Note 13, Subsequent Events. As amended, the PMC Credit Facility also provides for a $3.0 million capital expenditure line of credit, which matures on March 31, 2025 (the “PMC CapEx Line”). The PMC CapEx Line was amended in increase borrowing capacity from $2.0 million to $3.0 million effective as of September 1, 2021; refer to Note 13,

Subsequent Events. The PMC Revolver and the PMC CapEx Line outstanding balances shall bear interest at an annual rate equal to the greater of the prime rate announced by Wells Fargo Bank, N.A. or 3.5%, plus 8.5% per annum. The PMC Credit Facility contains no financial covenants and is collateralized by RGF, LLC’s accounts receivable, inventory, equipment, deposit accounts, and general intangibles.

As of December 31, 2020, and June 30, 2021, there was $36.9 million and $8.0 million outstanding on the PMC Revolver, respectively, which included the unpaid loan balance and fees. The balance outstanding as of December 31, 2020 was inclusive of the $1.25 million “success fee” paid in May 2021. The success fee did not count toward available capacity on the PMC Credit Facility.

Since the inception of the PMC Credit Facility, loan costs, anniversary fees, and success fees that RGF, LLC incurred associated with the PMC Revolver have been paid in kind. These fees were aggregated into RGF, LLC’s debt balance and increased RGF, LLC’s outstanding PMC Revolver balance, and were recorded in a deferred loan cost asset account classified in non-current assets. The presentation in the table above represents debt, including unpaid loan costs, anniversary, and success fees. The total amount of these fees included in debt for the year ended December 31, 2020 and six months ended June 30, 2021 is $6.9 million and zero, respectively. The fees assessed in connection with the PMC Revolver are capitalized and amortized over the life of the PMC Credit Facility on a straight-line basis. If the PMC Revolver is retired before its maturity date, any remaining costs would be expensed in the same period. For loan fees and success fees, the deferred loan cost asset amounts for the year ended December 31, 2020 and six months ended June 30, 2021 were $1.6 million and $684 thousand, respectively, and reported in other non-current assets. The amortization of loan costs was $375 thousand and $1.3 million for the six months ended June 30, 2020 and 2021, respectively and is recorded as a part of interest expense. The amortization of loan cost for the six months ended June 30, 2021 included $403 thousand of costs written off as the result of reduction of the revolving limit of the PMC Revolver from $36.5 million to $15.0 million, as noted above.

As of December 31, 2020, and June 30, 2021, the outstanding balances on the PMC CapEx Line were $1.5 million and $2.1 million, respectively. As of June 30, 2021, monthly payments of $38 thousand are due on the PMC CapEx Line until its March 31, 2025 maturity.

PPZ Loan

RGF, LLC has entered into a series of loan arrangements with PPZ, LLC, a member of RGF, LLC (collectively the “PPZ Loan”). The PPZ Loan was initially entered into on February 21, 2017, pursuant to which RGF, LLC issued to PPZ, LLC a promissory note in the principal amount of $40 thousand. Subsequently, RGF, LLC increased borrowings on the PPZ Loan on June 1, 2017 and October 25, 2018 by $400 thousand and $500 thousand, respectively. The $40 thousand borrowing on the PPZ Loan bears interest at a rate of 8.0% per annum, and the $400 thousand and $500 thousand borrowings on the PPZ Loan each bear interest at a rate of 9.0% per annum. The PPZ Loan is collateralized by RGF, LLC’s assets, including its deposit accounts, inventory, accounts receivable, property, plant, and equipment. RGF, LLC was in compliance with the covenants as of June 30, 2021. As of December 31, 2020, and June 30, 2021, the outstanding principal balance on the PPZ Loan was $1.2 million. The PPZ Loan balance has been included in current liabilities as of December 31, 2020 and June 30, 2021 as all borrowings were due within one year based on the respective agreements in effect as of the balance sheet date. The PPZ Loan matures on December 31, 2021.

PPP Loan

On May 9, 2020, RGF, LLC received loan proceeds in the amount of $309 thousand under the Paycheck Protection Program (“PPP”) from Carter Federal Credit Union (the “PPP Loan”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts of up to 2.5 times the average monthly payroll expenses of the qualifying business. Under the terms of the PPP Loan, the entire amount of principal and accrued interest may be forgiven to the extent the borrower uses the proceeds for qualifying expenses as determined by the U.S. Small Business Administration (“SBA”) under the PPP, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2020, and June 30, 2021, the outstanding balance on the PPP Loan was $309 thousand. The unforgiven portion of the PPP Loan, if any, is payable over two years at an interest rate of 1.0% per annum, with a payment deferral for the first six months, and fully repayable on May 9, 2022. RGF, LLC believes that it used the proceeds for purposes consistent with the PPP. There can be no assurance, however, that the PPP Loan will be forgiven in whole or in part. In March 2021 RGF, LLC applied for forgiveness of the full $309 thousand principal amount and associated interest. As of June 30,

2021, this forgiveness application remained under review by the SBA and lender. In August 2021, RGF, LLC was notified that forgiveness of the PPP Loan had been approved. We expect loan forgiveness will be recognized as a Type 2 subsequent event with a gain recorded within the statement of operations for the quarter ended September 30, 2021, in accordance with FASB Subtopic 470-50 (ASC 470-50) Debt – Modifications and Extinguishments. Refer to Note 13, Subsequent Events.

Fidelity Secured Financing

On May 7, 2021, RGF, LLC entered into a note purchase agreement (the “2021 Notes Agreement”) with various Fidelity investment funds (collectively, the “Fidelity Investors”), pursuant to which the Fidelity Investors purchased the convertible promissory notes of RGF, LLC with an aggregate principal amount of $35.0 million (the “2021 Notes”), of which $34.1 million was used to partially repay amounts owed pursuant to the PMC Credit Facility. The 2021 Notes bear an interest rate of 1.0% per annum compounded annually on the unpaid principal balance. The principal and any accrued and unpaid interest are due on the first anniversary of the closing date of the 2021 Notes.

According to the terms of the 2021 Notes, upon the occurrence of a Qualified Financing, the notes convert into fully paid and non-assessable Series A preferred units of RGF, LLC. A “Qualified Financing” is defined in the 2021 Notes Agreement as a transaction or series of related transactions, conducted with the principal purpose of raising capital, pursuant to which RGF, LLC issues and sells its Series A preferred units (as may be adjusted for any security split, security dividend, combination, or other recapitalization or reclassification effected after May 7, 2021), with aggregate gross proceeds to RGF, LLC of at least $50.0 million (excluding all proceeds from the 2021 Notes and from any incurrence, conversion, or cancelation of other indebtedness or other securities converting into Units in the financing). The discount investors would receive in connection with a Qualified Financing is 20.0%.

Further, pursuant to the terms of the 2021 Notes, the notes convert into common units of RGF, LLC upon the occurrence of a Qualified Public Transaction. A “Qualified Public Transaction” includes the closing of the issuance and sale of equity securities RGF, LLC in RGF, LLC’s first firmly underwritten public offering with gross proceeds to RGF, LLC of not less than $75.0 million pursuant to an effective registration statement under the Securities Act, and in connection with such offering, RGF, LLC’s common units (as may be adjusted for any security split, security dividend, combination or other recapitalization or reclassification effected after May 7, 2021) are listed for trading on Nasdaq or the New York Stock Exchange. The discount investors would receive in connection with a Qualified Public Transaction is 20.0%.

RGF, LLC has elected the fair value option under ASC 825, Financial Instruments for measurement of the 2021 Notes. As of June 30, 2021, the outstanding balance on the Fidelity Secured Financing was $35.4 million. The Fidelity Secured Financing balance has been included in current liabilities as of June 30, 2021 as all borrowings were due within one year based on the 2021 Notes Agreement in effect as of the balance sheet date. The Fidelity Secured Financing contractually matures on March 7, 2022.

RGF, LLC measures the 2021 Notes using unobservable inputs by applying a convertible debt scenarios approach. Various key assumptions, such as the discount rate, call option value, and weighted probability are used in the determination of fair value of the 2021 Notes and are not observable in the market, thus representing a Level 3 measurement within the fair value hierarchy.

The recurring Level 3 fair value measurements of the 2021 Notes include the following significant inputs as of June 30, 2021:

	RANGE	WEIGHTED AVERAGE BY RELATIVE FAIR VALUE
Input
Annualized volatility	70%-82%	81%
Dividend yield	0%	0%
Annual risk free rate	0.1%	0.1%
Time to maturity (in years)	0.25-0.85	0.37
Discount rate	15.7%	15.7%
Probability weight	5.0% - 65.0%	53.4%

For accounting purposes, the equity conversion feature did not meet the equity classification guidance, therefore the Company elected the fair value option under ASC Topic 825, Financial Instruments. The 2021 Notes were initially recognized at fair value on the balance sheet. All subsequent changes in fair value, excluding the impact of the change in fair value related to the RGF, LLC’s own credit risk, are recorded within change in fair value of convertible debt in the statements of operations. The changes in fair value related to the RGF LLC’s own credit risk are recorded through other comprehensive income (loss).

As of June 30, 2021, the 2021 Notes were measured at fair value using unobservable inputs (Level 3) as defined in ASC Topic 820, Fair Value Measurement. The resulting net change in the liability for the six months ended June 30, 2021 was recorded in the change in fair value of convertible debt in the statements of operations and consisted of the following:

AS OF
(In thousands)	JUNE 30, 2021
Opening balance	$35,000
Change in fair value 2021 Notes	370

Closing balance	$35,370

The increase in fair value of the 2021 Notes was mainly attributable to the decrease in the maturity of the 2021 Notes, the increase in the call option value, and the change of probability weight used in the convertible debt scenarios approach. None of the increase in the value of the 2021 Notes was attributable to instrument specific credit risk and all of the gain in the change in fair value was recorded in the statement of operations.

Interest Expense

Interest expense was $2.5 million and $3.5 million for the six months ended June 30, 2020 and 2021, including amortization expense related to deferred loan and success fees in the amounts of $0.4 million and $1.3 million, respectively.

The effective weighted-average interest rate represents the aggregate rate of interest incurred (including loan costs included in interest expense) on outstanding debt and is substantially greater than the stated interest rate due to the fees discussed above. The effective weighted-average interest rates for the six months ended June 30, 2020 and 2021 were as follows:

	WEIGHTED AVERAGE INTEREST RATE
	JUNE 2020	JUNE 2021
PMC Revolver	17.0%	27.1%
PMC CapEx Line	15.0%	11.0%
PPZ Loan Arrangement	9.0%	9.0%
PPP Loan	1.0%	1.0%
Fidelity Secured Financing	N/A	1.0%

Debt Maturities

Contractual future payments for all borrowings as of June 30, 2021 are as follows:

For the Year Ending December 31: (In thousands)
2021 (Remaining six months)	$1,363
2022	36,007
2023 and thereafter	9,596

Total payment outstanding	$46,966

NOTE 9. EQUITY

Membership interests in RGF, LLC consist of common units, Series A preferred units, and Series Seed preferred units. All units have equal voting rights.

Common Units

Common units outstanding as of December 31, 2020 and June 30, 2021 were 62,957. As a limited liability company, the liability of each member and manager of RGF, LLC to third parties for obligations of RGF, LLC are limited.

Series A Preferred Units

In March 2019, RGF, LLC issued 11,798 units of Series A preferred units at a price of $626.12 per unit. Such units are not convertible and are redeemable only upon contingent events. The Series A preferred units are participating securities in periods of income, as the Series A preferred unit holders participate in undistributed earnings on a pro rata basis in accordance with the percentage of total membership units held. The Series A preferred unit holders do not share in losses.

The Series A preferred units provide for a cumulative annual return at a rate of 7.0%, and they receive liquidation preference over holders of common units and Series Seed preferred units after the Series Seed preferred unit holder receives payout of its capital contribution. As of December 31, 2020, and June 30, 20201, undeclared cumulative unpaid preferred returns were approximately $964 thousand and $1.3 million, respectively. Cumulative unpaid preferred returns increase the liquidation preference attributable to Series A preferred units.

Series Seed Preferred Units

The Series Seed preferred units are participating securities in periods of income, as the Series Seed preferred unit holders participate in undistributed earnings on a pro rata basis in accordance with the percentage of total membership units held. The Series Seed preferred unit holders do not share in losses. In the event of a deemed liquidation event, the Series Seed preferred unit holder receives payout of its capital contribution before other members.

NOTE 10. LOSS PER UNIT

The following table sets forth the computation of loss per unit:

	SIX MONTHS ENDED JUNE 30,
(In thousands, except unit and per unit data)	2020	2021
Numerator:
Net loss	$(7,482)	$(10,335)
Less: Series A cumulative preferred dividends	273	292

Net loss available to common members	$(7,755)	$(10,627)

Denominator:
Weighted-average common units outstanding (basic and diluted)	62,097	62,957

Net loss per common unit (basic and diluted)	$(124.89)	$(168.80)

RGF, LLC’s potentially dilutive securities, which includes convertible debt, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to RGF, LLC’s net loss position.

NOTE 11. RELATED-PARTY TRANSACTIONS

RGF, LLC entered into multiple related-party loan arrangements in 2017 and 2018 with a member of RGF, LLC who holds the Series Seed membership units and is a holder of more than 5% of RGF, LLC’s membership interests. The outstanding balance of the debt from related parties was $1.2 million as of December 31, 2020 and June 30, 2021, and interest expense was $49 thousand and $54 thousand for the six months ending June 30, 2020 and June 30, 2021, respectively. See Note 8, Debt, for discussion of RGF, LLC’s debt.

RGF, LLC also obtained marketing services from one of RGF, LLC’s members that holds 28,428 common units during May 2020 totaling $22 thousand for the six months ending June 30, 2020. No associated expense was incurred for the six months ending June 30, 2021.

Additionally, four members of RGF, LLC’s Board of Directors each hold more than 10% ownership of the common units, Series A preferred units, and Series Seed preferred units of the Company.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

RGF, LLC has entered into various contracts, in the normal course of business, obligating it to purchase minimum quantities of ingredients used in its production and distribution processes, including cheese, chicken, and other ingredients that are inputs into its finished products. RGF, LLC entered into these contracts from time to time to ensure a sufficient supply of raw ingredients. None of these commitments are for durations greater than a year.

Legal Matters

RGF, LLC is party in the ordinary course of business to certain claims, litigation, audits, and investigations. RGF, LLC records an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. RGF, LLC believes that it has adequate accruals for liabilities with any such currently pending or threatened matter, none of which are significant. In RGF, LLC’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on RGF, LLC’s financial position, results of operations, or cash flows.

NOTE 13. SUBSEQUENT EVENTS

RGF, LLC has evaluated subsequent events through October 12, 2021, the date these financial statements were issued. RGF, LLC believes there were no material events or transactions discovered during this evaluation that requires recognition or disclosure in the financial statements other than the items discussed below.

PPP Loan Forgiveness

In March 2021, RGF LLC filed an application and supporting documentation to the SBA for complete forgiveness of the PPP Loan. The Company used the total PPP Loan proceeds of $309 thousand for payroll expenses, therefore meeting one of the three requirements for loan forgiveness under the SBA’s guidelines.

In August 2021, RGF, LLC’s was notified that forgiveness of the PPP Loan had been approved. RGF, LLC derecognized the PPP Loan principal balance and the related accrued interest in the amount of $4 thousand. RGF, LLC expects to recognize entire principal balance and the related accrued interest was recognized as a gain recorded in the statements of operations for the quarter ended September 30, 2021, in accordance with FASB Subtopic 470-50 (ASC 470-50) Debt—Modifications and Extinguishments.

Increase of PMC Revolver Credit Limit

On September 1, 2021, RGF, LLC entered into an amendment to the PMC Credit Facility to increase the PMC Revolver limit from $15.0 million to $18.5 million and the PMC CapEx Line credit limit from $2.0 million to $3.0 million. The amortization of the additional borrowing capacity under the capital expenditure line shall begin at the end of each quarter or at such other time agreed by the Company and PMC, in no event later than December 31, 2021.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Managers and Members

The Real Good Food Company LLC

We have audited the accompanying statement of assets acquired and liabilities assumed of the Food Manufacturing Business of SSRE Holdings, LLC (the “Acquired Business”) as of March 10, 2021, and the related notes to the statement.

Management’s responsibility for the statement

Management is responsible for the preparation and fair presentation of this statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement referred to above presents fairly, in all material respects, the assets acquired and liabilities assumed of the Food Manufacturing Business of SSRE Holdings, LLC as of March 10, 2021 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

We draw attention to Note 1 – Basis of presentation to the financial statement, which describes that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission under Rule 3-05 of Regulation S-X and are not intended to be a complete presentation of assets and liabilities of the Acquired Business. Our opinion is not modified with respect to this matter.

/s/ GRANT THORNTON LLP

Newport Beach, California

July 30, 2021

FOOD MANUFACTURING BUSINESS OF SSRE HOLDINGS, LLC

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

(In thousands)

AS OF MARCH 10, 2021
ASSETS ACQUIRED
Inventories	$500
Property, plant, and equipment	3,577
Operating lease right-of-use assets	3,158
Goodwill	12,486

Total assets acquired	$19,721

LIABILITIES ASSUMED
Operating lease liabilities—current	$174
Operating lease liabilities—non-current	2,777

Total liabilities assumed	2,951

Net assets acquired	$16,770

See accompanying notes to the Statement of Assets Acquired and Liabilities Assumed.

FOOD MANUFACTURING BUSINESS OF SSRE HOLDINGS, LLC

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

March 10, 2021

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On January 4, 2021, The Real Good Food Company LLC (“RGF, LLC” or the “Company”) entered into a Transfer Agreement with LO Entertainment, LLC (“LO Entertainment”) to become the sublessee of a food manufacturing facility formerly operated by SSRE Holdings, LLC (“SSRE”) located in City of Industry, California (the “Facility”), as well as take possession of food manufacturing equipment, raw materials, and finished goods inventory on the premises (the “Personal Property”). On February 16, 2021, RGF, LLC entered into a Purchase Agreement with PMC Financial Services Group, LLC (“PMC”) to acquire title to the Personal Property. Prior to the acquisition of the Facility and Personal Property, RGF, LLC had a vendor relationship with SSRE pursuant to which RGF, LLC used the Facility to produce RGF, LLC’s products and provided supervisory support to RGF, LLC’s employees.

During the second half of calendar year 2020, SSRE became in default of a debt facility with PMC under which the Personal Property was pledged as collateral, which led to seizure of the Personal Property by PMC. Additionally, SSRE became in default under its lease agreement with LTG Property, LLC (“LTG”) for the Facility, which led to reassignment of the lease by LTG to a related party of SSRE, which in turn reassigned the lease to LO Entertainment. As the Facility was a primary food manufacturing facility for RGF, LLC, the Company sought during the first quarter of calendar year 2021 to acquire a lease on the Facility and title to the Personal Property. All conditions precedent to closing of the transactions were satisfied on March 10, 2021, and effectively resulted in RGF, LLC continuing its food manufacturing operations at the Facility (the “Transaction”).

Basis of Presentation

The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Statement of Assets Acquired and Liabilities Assumed is not a complete set of financial statements, but rather it presents the net assets acquired and liabilities assumed in the acquisition of SSRE at fair value as of March 10, 2021, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). RGF, LLC utilized the services of an independent valuation consultant, along with estimates and assumptions provided by management, to estimate the fair value of the assets acquired and liabilities assumed.

In accordance with a request for relief granted by the Securities and Exchange Commission (“SEC”), the Statement of Assets Acquired and Liabilities Assumed of SSRE on the basis of RGF, LLC’s allocation of the purchase price is provided in lieu of certain historical financial information of SSRE required by Rule 3-05 and Article 11 of SEC Regulation S-X.

The allocation of the purchase price to the assets acquired and liabilities assumed was accounted for under the purchase method of accounting in accordance with ASC 805. Assets acquired and liabilities assumed in the transaction were recorded at their estimated acquisition date fair values, while transaction costs associated with the acquisition were expensed as incurred by RGF, LLC. RGF, LLC’s preliminary allocation represents management’s best estimate based on available data.

RGF, LLC is in the process of finalizing valuations of current assets, property, plant, and equipment (including estimated useful lives), goodwill, intangible assets (including estimated useful lives), and all current and noncurrent liabilities. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as allowed by ASC 805.

Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and certain financial statement disclosures. Significant estimates in the Statement of Assets Acquired and Liabilities Assumed (the “Statement”) include net realizable value of inventories and useful lives of property, plant, and equipment. Actual results could differ from these estimates.

Inventories. Inventories were initially recorded at fair value, which establishes a new cost basis, on the date of purchase. Estimated values for the inventory acquired were subject to reliable estimates, as of the acquisition date, of future sales volumes, replacement costs, costs of selling effort, anticipated selling prices, and normal profit margins.

Property, Plant, and Equipment. Property, plant, and equipment were recorded at fair value, which establishes a new cost basis on the date of purchase. Estimated values for the acquired property, plant, and equipment were based on current market values and replacement costs of similar assets. Assets are generally depreciated using the straight-line method over the following estimated useful life of the assets:

Machinery and production equipment	5 – 10 years

Goodwill. The preliminary purchase price allocation resulted in the recognition of $12.4 million of goodwill. Goodwill represents the excess of consideration transferred over the fair value of assets acquired and liabilities assumed and is attributable to the benefits of using the acquired set in future food manufacturing operations.

Goodwill is tested for impairment on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of its carrying amount. The impairment tests consist of comparing the fair value with its carrying amount that includes goodwill. If the carrying amount exceeds its fair value, the Company compares the fair value of goodwill with the recorded carrying amount of goodwill. If the carrying amount of goodwill exceeds the fair value of goodwill, an impairment loss would be recognized to reduce the carrying amount to its fair value.

Operating Lease. The operating lease consists of the sublease acquired on the Facility. Right-of-use (“ROU”) asset and corresponding lease liability are recorded on the balance sheet as of the date of the acquisition of the Facility. ROU assets represent the right to use an underlying asset for the lease term. Lease liability represents RGF, LLC’s obligation to make lease payments arising from the lease. Lease liabilities have been recognized based on the present value of remaining lease payments over the lease term, measured in accordance with ASC Topic 842, Leases. ROU assets have been recognized equal to the lease liability, adjusted by the fair value of any favorable or unfavorable lease terms. As the discount rate implicit in the lease is not readily determinable, RGF, LLC used its incremental borrowing rate based on the information available at the Transaction date in determining the present value of lease payments. As RGF, LLC determined that it is reasonably certain to exercise an available extension under the lease, the option to extend has been included in the lease term.

NOTE 2. INVENTORIES

The components of inventories are as follows:

(In thousands)	AS OF MARCH 10, 2021
Raw materials	$225
Finished goods	275

Total inventories	$500

NOTE 3. PROPERTY, PLANT, AND EQUIPMENT

The components of property, plant, and equipment are as follows:

(In thousands)	AS OF MARCH 10, 2021
Machinery and production equipment	$3,577

NOTE 4. LEASES

In connection with the Transaction, RGF, LLC obtained a sublease on the Facility. RGF, LLC recognized a ROU asset and corresponding lease liability of $3.2 million and $3.0 million respectively. The ROU asset includes a $0.2 million adjustment for favorable lease terms measured at fair value. The ROU asset will be amortized as lease expense on a straight-line basis over the term of the lease.

Future minimum lease payments under the lease are as follows:

Year Ended December 31 (In thousands):
2021	$401
2022	548
2023	564
2024	572
2025	572
Thereafter	2,051

Total future lease payments	4,708
Less: Interest	(1,757)

Present value of lease obligations	$2,951

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 30, 2021, the date the Statement was issued.

5,333,333 Shares

Class A Common Stock

Prospectus

Jefferies

William Blair

Truist Securities

Nomura

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts shown are estimates other than the registration fee, the FINRA filing fee, and the listing fee.

AMOUNT TO BE PAID
SEC registration fee	$9,097
FINRA filing fee	$15,220
Nasdaq listing fee	$150,000
Transfer agent’s fees	$25,000
Printing expenses	$300,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$1,250,000
Miscellaneous	$150,683

Total	$3,900,000

Item 14. Indemnification of Directors and Officers

Prior to the effectiveness of the registration statement, we intend to enter into separate indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions contained in our Certificate of Incorporation and our Bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts incurred by a director or executive officer in any action, suit, or proceeding arising out of their services as one of our directors or executive officers, or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Our Bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation will provide for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, we have issued and sold the following unregistered securities:

On June 2, 2021, RGF, Inc. issued 10,000 shares of its common stock to RGF, LLC for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this registration statement:

EXHIBIT NO.		DESCRIPTION OF EXHIBIT
1.1		Form of Underwriting Agreement.

2.1		Plan of Conversion.

3.1	*	Form of Amended and Restated Certificate of Incorporation of RGF, Inc., to be effective upon the consummation of this offering.

3.2	*	Form of Amended and Restated Bylaws of RGF, Inc., to be effective upon the consummation of this offering.

5.1		Opinion of Stradling Yocca Carlson & Rauth, P.C.

10.1	*	Form of Tax Receivable Agreement, by and among RGF, Inc., RGF, LLC, and the Members, to be effective upon the consummation of this offering.

10.2	*	Form of Registration Rights Agreement, by and among RGF, Inc. and the Members, the Fidelity Investors, Bryan Freeman, Gerard G. Law, and Akshay Jagdale, to be effective upon the consummation of this offering.

10.3		Form of Limited Liability Company Agreement of RGF, LLC, to be effective upon the consummation of this offering.

10.4	*#	Form of Indemnification Agreement, to be entered into by and between RGF, Inc. and its directors and officers, to be effective upon the consummation of this offering.

10.5	*#	Form of RGF, Inc. 2021 Stock Incentive Plan and related forms of stock award agreements.

10.6	*#	Form of RGF, Inc. 2021 Employee Stock Purchase Plan.

10.7	*	Form of Exchange Agreement, by and among RGF, Inc., RGF, LLC, the Members, and the Fidelity Investors, to be effective upon the consummation of this offering.

10.8	#	Employment Agreement, dated as of October 27, 2021, by and between RGF, LLC and Bryan Freeman.

10.9	#	Employment Agreement, dated as of October 27, 2021, by and between RGF, LLC and Gerard G. Law.

10.10	#	Employment Agreement, dated as of October 27, 2021, by and between RGF, LLC and Akshay Jagdale.

10.11	*	Standard Industrial/Commercial Single-Tenant Lease—Gross, dated February 26, 2021, by and between RGF, LLC and DAHSCO Properties Yeager Avenue, LLC.

10.12	*	Standard Industrial/Commercial Multi-Tenant Lease—Gross, dated March 11, 2014, by and between LTG Property, LLC and Dumpling Delight, LLC.

10.13	*	Sublease for a Single Sublessee, dated March 9, 2021, by and between RGF, LLC and LO Entertainment, LLC.

10.14	*†	Purchase Agreement, dated February 16, 2021, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.15	*	Profit Participation Agreement, dated April 1, 2017, by and between CPG Solutions, LLC and RGF, LLC.

10.16	*†	Lease, dated June 1, 2021, by and between RGF, LLC and 3 ECCH Owner LLC.

10.17	*	Loan and Security Agreement, dated June 30, 2016, by between RGF, LLC and PMC Financial Services Group, LLC.

10.18	*	Schedule to Loan and Security Agreement, dated June 30, 2016, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.19	*†	Schedule #2 to Loan and Security Agreement, dated December 1, 2019, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.20	*	Amendment Number Fifteen to Loan Security Agreement, dated December 7, 2020, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.21	*	Amendment Number Sixteen to Loan and Security Agreement, dated February 16, 2021, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.22	*	Amendment Number Seventeen to Loan and Security Agreement, dated March 29, 2021, by and between RGF, LLC and PMC Financial Services Group, LLC.

EXHIBIT NO.		DESCRIPTION OF EXHIBIT
10.23	*	Amendment Number Eighteen to Loan and Security Agreement, dated June 30, 2021, by and between RGF, LLC and PMC Financial Services Group, LLC.
10.24	*	Amendment Number Nineteen to Loan and Security Agreement, dated September 1, 2021, by and between RGF, LLC and PMC Financial Services Group, LLC.

10.25	*	Promissory Note, dated February 21, 2017, by and between RGF, LLC and PPZ, LLC.

10.26	*†	Loan Agreement, dated June 1, 2017, by and between RGF, LLC and PPZ, LLC.

10.27	*	Second Amendment to Promissory Note, dated February 1, 2021, by and between RGF, LLC and PPZ, LLC.

10.28	*†	Loan and Security Agreement, dated October 25, 2018, by and between RGF, LLC and PPZ, LLC.

10.29	*	Paycheck Protection Loan Simplified Loan Agreement, dated May 9, 2020, by and between RGF, LLC and Carter Federal Credit Union.

10.30	*†	Contract Packing Agreement, dated November 5, 2018, by and between RGF, LLC and Me Gusta Gourmet Foods, Inc.
10.31		Industrial Building Lease, dated October 4, 2021, by and between RGF, LLC and HP-A Bolingbrook, LLC.

21.1	*	Subsidiaries of RGF, Inc.

23.1		Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2		Consent of Grant Thornton LLP, independent registered public accounting firm.

23.3		Consent of Grant Thornton LLP, independent certified public accountants.

23.4		Consent of Stradling Yocca Carlson & Rauth, P.C. (incorporated by reference into Exhibit 5.1)

24.1	*	Powers of Attorney (included on signature page to initial filing of this registration statement).

99.1	*	Director Nominee Consent of Deanna T. Brady.

99.2	*	Director Nominee Consent of Gilbert B. de Cardenas.

99.3	*	Director Nominee Consent of Mark J. Nelson.

*	Previously filed.

#	Management contract or compensatory plan, contract, or arrangement.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cherry Hill, State of New Jersey, on this 28th day of October, 2021.

THE REAL GOOD FOOD COMPANY, INC.

By:	/s/ Gerard G. Law
Name:	Gerard G. Law
Title:	Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Gerard G. Law	Chief Executive Officer and Director (Principal Executive Officer)	October 28, 2021
Gerard G. Law

/s/ Akshay Jagdale	Chief Financial Officer (Principal Financial and Accounting Officer)	October 28, 2021
Akshay Jagdale

/s/ Bryan Freeman	Executive Chairman and Director	October 28, 2021
Bryan Freeman

*	Director	October 28, 2021
George F. Chappelle, Jr.

*By:	/s/ Gerard G. Law
Gerard G. Law Attorney-in-Fact